Registration No. 333-137052
                                                     Registration No. 811-01705
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -----------------------------------

                                    FORM N-4/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    |X|

           Pre-Effective Amendment No.   1                                 |X|
                                       ----
                                                                           | |

           Post-Effective Amendment No.
                                       ----

                                     AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            |X|

                                                                           |X|
           Amendment No. 170
                         ---

                        (Check appropriate box or boxes)
                        --------------------------------

                               SEPARATE ACCOUNT A
                                       of
                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)
                           --------------------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                               (Name of Depositor)
              1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including Area Code: (212) 554-1234
                          ----------------------------

                                   DODIE KENT
                  VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL

                      AXA Equitable Life Insurance Company
              1290 Avenue of the Americas, New York, New York 10104
                   (Names and Addresses of Agents for Service)
                        --------------------------------

                  Please send copies of all communications to:
                           CHRISTOPHER E. PALMER, ESQ.
                               Goodwin Procter LLP
                         901 New York Avenue, Northwest
                             Washington, D.C. 20001
                        ---------------------------------

         Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

         Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall threafter become effective in accordance with Section 8(a) of the Securities Act 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):


| |     Immediately upon filing pursuant to paragraph (b) of Rule 485.


| |     On _________ pursuant to paragraph (b)(1)(vii) of Rule 485.


| |     60 days after filing pursuant to paragraph (a)(1) of Rule 485.

| |     On (date) pursuant to paragraph (a)(1) of Rule 485.

| |     75 days after filing pursuant to paragraph (a)(2) of Rule 485.

| |     On May 1, 2006 pursuant to paragraph (a)(3) of Rule 485.

If appropriate, check the following box:

| | This post-effective amendment designates a new effective date for previously filed post-effective amendment.

                        ---------------------------------

         Title of Securities Being Registered:

               Units of interest in Separate Account under group variable annuity contracts.

EQUI-VEST(R) At Retirement(SM)


A combination variable and fixed deferred annuity contract


PROSPECTUS DATED DECEMBER 11, 2006

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing, or taking any other action under your contract. You should read the prospectuses for each Trust which contain important information about the portfolios.

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WHAT IS EQUI-VEST(R) AT RETIREMENT(SM)?

EQUI-VEST(R) At Retirement(SM) is a deferred annuity contract issued by AXA Equitable Life Insurance Company. It provides for the accumulation of retirement savings and for income. The contract offers income and death benefit protection. It also offers a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options, the guaranteed interest option or fixed maturity options ("investment options"). There is no withdrawal charge under the contract. Certain features and benefits described in this Prospectus may vary in your state; all features and benefits may not be available in all contracts or in all states. Please see Appendix IV later in this Prospectus for more information on state availability and/or variations of certain features and benefits.


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Variable investment options
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Fixed income
--------------------------------------------------------------------------------
o AXA Conservative Allocation*           o EQ/Evergreen International Bond
o AXA Conservative-Plus Allocation*      o EQ/Franklin Income
o AXA Premier VIP Core Bond              o EQ/JPMorgan Core Bond
o AXA Premier VIP High Yield             o EQ/Long Term Bond
o EQ/AllianceBernstein Intermediate      o EQ/Money Market
  Government Securities                  o EQ/PIMCO Real Return
o EQ/AllianceBernstein Quality Bond      o EQ/Short Duration Bond
o EQ/Caywood-Scholl High Yield Bond
--------------------------------------------------------------------------------
Domestic stocks
--------------------------------------------------------------------------------
o AXA Aggressive Allocation*             o EQ/FI Mid Cap Value
o AXA Moderate-Plus Allocation*          o EQ/Franklin Small Cap Value
o AXA Premier VIP Aggressive Equity      o EQ/GAMCO Mergers and Acquisitions
o AXA Premier VIP Health Care            o EQ/GAMCO Small Company Value
o AXA Premier VIP Large Cap Core         o EQ/Janus Large Cap Growth
  Equity                                 o EQ/JPMorgan Value Opportunities
o AXA Premier VIP Large Cap Growth       o EQ/Legg Mason Value Equity
o AXA Premier VIP Large Cap Value        o EQ/Lord Abbett Growth and Income
o AXA Premier VIP Mid Cap Growth         o EQ/Lord Abbett Large Cap Core
o AXA Premier VIP Mid Cap Value          o EQ/Lord Abbett Mid Cap Value
o AXA Premier VIP Technology             o EQ/Marsico Focus
o EQ/AllianceBernstein Common Stock      o EQ/Mercury Basic Value Equity
o EQ/AllianceBernstein Growth and        o EQ/MFS Emerging Growth Companies
  Income                                 o EQ/MFS Investors Trust
o EQ/AllianceBernstein Large Cap         o EQ/Montag & Caldwell Growth
  Growth                                 o EQ/Mutual Shares
o EQ/AllianceBernstein Small Cap         o EQ/Oppenheimer Main Street Small
  Growth                                   Cap
o EQ/AllianceBernstein Value             o EQ/Small Cap Value
o EQ/Ariel Appreciation II**             o EQ/Small Company Growth
o EQ/AXA Rosenberg Value Long/Short      o EQ/Small Company Index
  Equity                                 o EQ/TCW Equity
o EQ/Boston Advisors Equity Income       o EQ/Templeton Growth
o EQ/Calvert Socially Responsible        o EQ/UBS Growth and Income
o EQ/Capital Guardian Growth             o EQ/Van Kampen Comstock
o EQ/Capital Guardian Research           o EQ/Van Kampen Mid Cap Growth
o EQ/Capital Guardian U.S. Equity        o EQ/Wells Fargo Montgomery Small Cap
o EQ/Equity 500 Index                    o U.S. Real Estate--Class II
o EQ/Evergreen Omega
o EQ/FI Mid Cap
--------------------------------------------------------------------------------
International stocks
--------------------------------------------------------------------------------
o AXA Premier VIP International Equity   o EQ/Mercury International Value
o EQ/AllianceBernstein International     o EQ/Oppenheimer Global
o EQ/Capital Guardian International      o EQ/Van Kampen Emerging Markets
o EQ/International Growth                  Equity
--------------------------------------------------------------------------------
Balanced/hybrid
--------------------------------------------------------------------------------
o AXA Moderate Allocation*
--------------------------------------------------------------------------------

 *The AXA Allocation portfolios
**Not available for TSA contracts

You may allocate amounts to any of the variable investment options. Each variable investment option is a subaccount of Separate Account A . Each variable investment option, in turn, invests in a corresponding securities portfolio of AXA Premier VIP Trust, EQ Advisors Trust or The Universal Institutional Funds, Inc. (the "Trusts"). Your investment results in a variable investment option will depend on the investment performance of the related portfolio.

You may also allocate amounts to the guaranteed interest option and the fixed maturity options, which are discussed later in this Prospectus. If you elect the Guaranteed withdrawal benefit for life, your investment options will be limited to the guaranteed interest option and the AXA Allocation portfolios.


TYPES OF CONTRACTS. For existing EQUI-VEST(R) contract owners, we offer the EQUI-VEST(R) At Retirement(SM) contract for use as:

o A nonqualified annuity ("NQ") for after-tax contributions only.

o An individual retirement annuity ("IRA"), either traditional IRA or Roth IRA.

o An Internal Revenue Code Section 403(b) Tax-Sheltered Annuity ("TSA").

In order to purchase an EQUI-VEST(R) At Retirement(SM) contract, your initial contribution must come from the transfer of the cash value of an EQUI-VEST(R) or EQUI-VEST(R) Express(SM) traditional IRA (including our product designated QP
IRA), Roth IRA, NQ or TSA variable annuity contract that you currently own under which withdrawal charges no longer apply. You must also elect one of the optional benefits available under the EQUI-VEST(R) At Retirement(SM) contract such as the Guaranteed minimum income benefit, Guaranteed withdrawal benefit for life or an enhanced death benefit. You cannot purchase an EQUI-VEST(R) At Retirement(SM) contract if a rollover or direct transfer contribution into your eligible EQUI-VEST(R) contract has occurred within two EQUI-VEST(R) contract years before your purchase of an EQUI-VEST(R) At Retirement(SM) contract. Additionally, you must be age 55 or older (subject to maximum issue age limitations) and, for TSA contracts, no longer employed by the employer who purchased your current EQUI-VEST(R) contract. A contribution of at least $50,000 is required and this contribution must come from the transfer of the entire cash value of your current EQUI-VEST(R) contract into your new EQUI-VEST(R) At Retirement(SM) contract. This would constitute a termination of your EQUI-VEST(R) contract.


Registration statements relating to this offering have been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated December 11, 2006, is part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 4956, Syracuse, NY 13221-4956 or calling 1(800)628-6673. The SAI has been incorporated by reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.

The SEC has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.


                                              X01371/EQUI-VEST At Retirement(SM)
                                                                        (R-4/15)

Contents of this Prospectus

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EQUI-VEST(R) AT RETIREMENT(SM)

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Index of key words and phrases                                               4
Who is AXA Equitable?                                                        5
How to reach us                                                              6

EQUI-VEST(R) At Retirement(SM) at a glance -- key features                   8


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FEE TABLE                                                                   10
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Example                                                                     14
Condensed financial information                                             15

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1. CONTRACT FEATURES AND BENEFITS                                           16
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How you can purchase and contribute to your contract                        16
Owner and annuitant requirements                                            17
How you can make your contributions                                         17
What are your investment options under the contract?                        17
Portfolios of the Trusts                                                    18
Allocating your contributions                                               24
Guaranteed minimum death benefit and
  Guaranteed minimum income benefit base                                    24
Annuity purchase factors                                                    25
Guaranteed minimum income benefit option ("GMIB")                           25
Guaranteed minimum death benefit                                            27
Guaranteed withdrawal benefit for life ("GWBL")                             28
Your right to cancel within a certain number of days                        31

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2. DETERMINING YOUR CONTRACT'S VALUE                                        32
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Your account value and cash value                                           32
Your contract's value in the variable investment options                    32
Your contract's value in the guaranteed interest option                     32
Your contract's value in the fixed maturity options                         32
Insufficient account value                                                  32



----------------------
"We," "our," and "us" refer to AXA Equitable.

When we address the reader of this Prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the prospectus is discussing at that point. This is usually the contract owner.

When we use the word "contract" it also includes certificates that are issued under group contracts in some states.


2  Contents of this Prospectus

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3. TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS                         33
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Transferring your account value                                             33
Disruptive transfer activity                                                33

Dollar cost averaging                                                       34

Rebalancing your account value                                              35

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4. ACCESSING YOUR MONEY                                                     36
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Withdrawing your account value                                              36
How withdrawals are taken from your account value                           38
How withdrawals affect your Guaranteed minimum
     income benefit and Guaranteed minimum death benefit                    38
How withdrawals affect your GWBL and GWBL Guaranteed
     minimum death benefit                                                  38
Withdrawals treated as surrenders                                           39
Loans under TSA contracts                                                   39
Surrendering your contract to receive its cash value                        39
When to expect payments                                                     39
Your annuity payout options                                                 40

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5. CHARGES AND EXPENSES                                                     42
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Charges that AXA Equitable deducts                                          42
Charges that the Trusts deduct                                              43
Group or sponsored arrangements                                             43
Other distribution arrangements                                             44

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6. PAYMENT OF DEATH BENEFIT                                                 45
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Your beneficiary and payment of benefit                                     45
Beneficiary continuation option                                             46

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7. TAX INFORMATION                                                          49
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Overview                                                                    49
Buying a contract to fund a retirement arrangement                          49
Transfers among investment options                                          49
Taxation of nonqualified annuities                                          49
Individual retirement arrangements (IRAs)                                   51
Tax-sheltered annuity contracts (TSAs)                                      56
Federal and state income tax withholding and information reporting          58
Impact of taxes to AXA Equitable                                            59

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8. MORE INFORMATION                                                         60
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About Separate Account A                                                    60
About the Trusts                                                            60
About our fixed maturity options                                            60
About the general account                                                   61
Dates and prices at which contract events occur                             61
About your voting rights                                                    62
About legal proceedings                                                     63
Financial statements                                                        63
Transfers of ownership, collateral assignments, loans and borrowing         63
Distribution of the contracts                                               63

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9. INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                          65
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APPENDICES

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I   -- Market value adjustment example                                     A-1
II  -- Enhanced death benefit example                                      B-1
III -- Hypothetical illustrations                                          C-1
IV  -- State contract availability and/or variations of certain
           features and benefits                                           D-1


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STATEMENT OF ADDITIONAL INFORMATION
  TABLE OF CONTENTS
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                                                  Contents of this Prospectus  3

Index of key words and phrases

--------------------------------------------------------------------------------
This index should help you locate more information on the terms used in this Prospectus.

                                                               Page in
Term                                                        Prospectus
6% Roll-Up to age 85                                               24
account value                                                      32
administrative charge                                              42
annual administrative charge                                       42
Annual Ratchet to age 85 enhanced death benefit                    24
annuitant                                                          16
annuitization                                                      40
annuity maturity date                                              41
annuity payout options                                             40
annuity purchase factors                                           25
beneficiary                                                        45
Beneficiary continuation option ("BCO")                            46
benefit base                                                       28
business day                                                       62
cash value                                                         32
charges for state premium and other applicable taxes               43
contract date                                                      17
contract date anniversary                                          17
contract year                                                      17
contributions to Roth IRAs                                         54
  regular contributions                                            54
  rollovers and transfers                                          55
  conversion contributions                                         54
contributions to traditional IRAs                                  52
  regular contributions                                            52
  rollovers and transfers                                          52
disruptive transfer activity                                       33
distribution charge                                                42
EQAccess                                                            6
ERISA                                                              39
Fixed-dollar option                                                34
fixed maturity options                                             23
free look                                                          31
general account                                                    61
general dollar cost averaging                                      34
guaranteed interest option                                         23
Guaranteed minimum death benefit                                   27
Guaranteed minimum death benefit/guaranteed minimum
  income benefit roll-up benefit base reset option                 25
Guaranteed minimum income benefit                                  25
Guaranteed minimum income benefit charge                           42
Guaranteed minimum income benefit "no lapse guarantee"             26
Guaranteed withdrawal benefit for life                              8
Guaranteed withdrawal benefit for life charge                      43
IRA                                                             cover
IRS                                                                49
investment options                                              cover
Investment Simplifier                                              34
Lifetime minimum distribution withdrawals                          37
loans under TSA                                                    39
lump sum withdrawals                                               36
market adjusted amount                                             23
market timing                                                      33
maturity dates                                                     41
market value adjustment                                            23
maturity value                                                     23
Mortality and expense risks charge                                 42
NQ                                                              cover
Optional step up charge                                            43
portfolio                                                       cover
processing office                                                   6
rate to maturity                                                   23
Rebalancing                                                        35
Roth IRA                                                        cover
SAI                                                             cover
SEC                                                             cover
self-directed allocation                                           24
Separate Account A                                                 60
Spousal continuation                                               45
Standard death benefit                                             24
substantially equal withdrawals                                    37
Systematic withdrawals                                             36
TOPS                                                                6
Trusts                                                             60
traditional IRA                                                 cover
TSA                                                             cover
unit                                                               32
variable investment options                                        17


To make this Prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract. Your financial professional can provide further explanation about your contract or supplemental materials.

--------------------------------------------------------------------------------
Prospectus                   Contract or Supplemental Materials
--------------------------------------------------------------------------------
account value                Annuity Account Value
unit                         Accumulation Unit
GWBL benefit base            Guaranteed withdrawal benefit for life benefit base
GWBL Excess withdrawal       Guaranteed withdrawal benefit for life Excess
                               withdrawal
--------------------------------------------------------------------------------


4 Index of key words and phrases

Who is AXA Equitable?

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We are AXA Equitable Life Insurance Company ("AXA Equitable") (until 2004, The
Equitable Life Assurance Society of the United States), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc., a holding company, which is itself an indirect, wholly-owned subsidiary of AXA. AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings Inc. and AXA Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the contracts. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $643.4 billion in assets as of December 31, 2005. For more than 100 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

                                                        Who is AXA Equitable?  5

HOW TO REACH US

You may communicate with our processing office as listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

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FOR ALL COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED
NOTICES) SENT BY REGULAR MAIL:
--------------------------------------------------------------------------------

AXA Equitable
EQUI-VEST(R) Processing Office
P.O. Box 4956
Syracuse, NY 13221-4956


--------------------------------------------------------------------------------
FOR ALL COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY EXPRESS DELIVERY:
--------------------------------------------------------------------------------

AXA Equitable
EQUI-VEST(R) Processing Office
1 MONY Plaza
Syracuse, NY 13202


--------------------------------------------------------------------------------
REPORTS WE PROVIDE:
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o  written confirmation of financial transactions;

o quarterly statements of your contract values at the close of each calendar quarter, and

o annual statement of your contract values as of the close of the contract year, including notification of eligibility to exercise the Guaranteed minimum income benefit and/or the benefit base reset option.

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TELEPHONE OPERATED PROGRAM SUPPORT ("TOPS") AND EQACCESS SYSTEMS:
--------------------------------------------------------------------------------
TOPS is designed to provide you with up-to-date information via touch-tone telephone. EQAccess is designed to provide this information through the Internet. You can obtain information on:

o  your current account value;

o  your current allocation percentages;

o  the number of units you have in the variable investment options;

o  rates to maturity for the fixed maturity options;

o  the daily unit values for the variable investment options; and

o performance information regarding the variable investment options (not available through TOPS).

You can also:

o change your allocation percentages and/or transfer among the investment options and guaranteed interest option;

o change your TOPS personal identification number ("PIN") (through TOPS only) and your EQAccess password (through EQAccess only);

Under TOPS only you can:

o  elect investment simplifier.

Under EQAccess only you can:

o  elect to receive certain contract statements electronically;

o  change your address; and

o  access Frequently Asked Questions and Service Forms

TOPS and EQAccess are normally available seven days a week, 24 hours a day. You may use TOPS by calling toll free 1-800-755-7777. You may use EQAccess by visiting our website at www.axaonline.com and logging in to access your account. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone or the Internet are genuine. For example, we will require certain personal identification information before we will act on telephone or Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus).

--------------------------------------------------------------------------------
CUSTOMER SERVICE REPRESENTATIVE:
--------------------------------------------------------------------------------
You may also use our toll-free number (1-800-628-6673) to speak with one of our customer service representatives. Our customer service representatives are available on each business day Monday through Thursday from 8:00 a.m. until 7:00 p.m., and on Friday until 5:00 p.m., Eastern time.

Hearing or speech-impaired clients may call the AT&T National Relay Number at
(800) 855-2880 for information about your account. If you have a Telecommunications Device for the Deaf (TDD), you may relay messages or questions to our Customer Service Department at (800) 628-6673, Monday through Thursday from 8:00 a.m. to 7:00 p.m., and on Friday until 5:00 p.m. Eastern Time. AT&T personnel will communicate our reply back to you via the TDD.

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:


(1) election of dollar cost averaging programs;


(2) election of the rebalancing program;


(3) requests for loans under TSA contracts;



6  Who is AXA Equitable?

(4)  election of required minimum distribution automatic withdrawal option;



(5)  requests for withdrawals or surrenders from TSA contracts;

(6) requests for withdrawals or surrenders of contracts with the Guaranteed withdrawal benefit for life ("GWBL");


(7)  tax withholding elections;


(8)  election of the beneficiary continuation option;


(9)  exercise of the Guaranteed minimum income benefit;

(10) requests to reset your Roll-Up benefit base (for contracts that have both the Guaranteed minimum income benefit and the Greater of the 6% Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit);

(11) requests to opt out of or back into the annual ratchet of the Guaranteed withdrawal benefit for life ("GWBL") benefit base;

(12) death claims;

(13) change in ownership (NQ only); and

(14) requests for enrollment in either our Maximum payment plan or Customized payment plan under the Guaranteed withdrawal benefit for life ("GWBL").

WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF
REQUESTS:

(1)  address changes;

(2)  beneficiary changes;

(3)  transfers between investment options; and

(4)  contract surrender and withdrawal requests.

TO CANCEL OR CHANGE ANY OF THE FOLLOWING WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1)  general dollar cost averaging (including the investment simplifier);

(2)  rebalancing;

(3)  substantially equal withdrawals;

(4)  systematic withdrawals; and

(5)  the date annuity payments are to begin.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take.

SIGNATURES:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners both must sign.

                                                        Who is AXA Equitable?  7

EQUI-VEST(R) At Retirement(SM) at a glance -- key features


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Professional investment   EQUI-VEST(R) At Retirement(SM)'s variable investment
                          options invest in different portfolios managed by
                          professional management investment advisers.
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Fixed maturity options    o Fixed maturity options with maturities ranging from
                            approximately 1 to 10 years (subject to
                            availability).
                          ------------------------------------------------------
                          o Each fixed maturity option offers a guarantee of
                            principal and interest rate if you hold it to maturity. If you make withdrawals or transfers from a fixed maturity option before maturity, there will be a market value adjustment due to differences in interest rates. If you withdraw or transfer only a portion of a fixed maturity amount, this may increase or decrease any value that you have left in that fixed maturity option. If you surrender your contract, a market value adjustment also applies.
--------------------------------------------------------------------------------
Guaranteed interest       o Principal and interest guarantees.
option
                          o Interest rates set periodically.
--------------------------------------------------------------------------------
Tax considerations        o No tax on earnings inside the contract until you
                            make withdrawals from your contract or receive annuity payments.

                          o No tax on transfers among investment options inside
                            the contract.
                          ------------------------------------------------------
                          If you are purchasing an annuity contract as an
                          Individual Retirement Annuity (IRA), or tax sheltered
                          annuity (TSA) you should be aware that such annuities
                          do not provide tax deferral benefits beyond those
                          already provided by the Internal Revenue Code. Before
                          purchasing one of these annuities, you should consider
                          whether its features and benefits beyond tax deferral
                          meet your needs and goals. You may also want to
                          consider the relative features, benefits and costs of
                          these annuities compared with any other investment
                          that you may use in connection with your retirement
                          plan or arrangement. Depending on your personal
                          situation, the contract's guaranteed benefits may
                          have limited usefulness because of required minimum
                          distributions ("RMDs").
--------------------------------------------------------------------------------
Guaranteed minimum        The Guaranteed minimum income benefit ("GMIB")
income benefit            provides income protection for you during your life
                          once you elect to annuitize the contract.
--------------------------------------------------------------------------------
Guaranteed withdrawal     The Guaranteed withdrawal benefit for life option
benefit for life          ("GWBL"), guarantees that you can take withdrawals of
                          up to a maximum amount each contract year (your
                          "Guaranteed annual withdrawal amount") beginning at
                          age 55. Withdrawals are taken from your account value
                          and continue during your lifetime even if your account
                          value falls to zero (unless it is caused by a
                          withdrawal that exceeds your Guaranteed annual
                          withdrawal amount).
--------------------------------------------------------------------------------
Contribution amounts      o Your initial contribution must be from the transfer
                            of the cash value of an EQUI-VEST(R) or EQUI-VEST(R) Express(SM) traditional IRA (including QP IRA), Roth IRA, NQ or TSA contract that you currently own under which withdrawal charges no longer apply.

                            Initial minimum:    $50,000
                          ------------------------------------------------------
                          o There is no minimum dollar amount on subsequent
                            contributions but subsequent contributions must also be a transfer of the total cash value of an EQUI-VEST(R) or EQUI-VEST(R) Express(SM) traditional IRA (including QP IRA), Roth IRA, NQ or TSA contract that you own, under which withdrawal charges no longer apply.

                          o Maximum contribution limitations may apply. In
                            general, contributions are limited to $1.5 million ($500,000 for owners or annuitants who are age 81 and older at contract issue unless you elect GWBL).
--------------------------------------------------------------------------------
Access to your money      o Partial withdrawals

                          o Several withdrawal options on a periodic basis

                          o Loans under TSA contracts (not on contracts with
                            GWBL)

                          o Contract surrender

                          o Maximum payment plan (only under contracts with
                            GWBL)

                          o Customized payment plan (only under contracts with
                            GWBL)

                          You may incur income tax and a tax penalty. Certain withdrawals will diminish the value of optional benefits.
--------------------------------------------------------------------------------



8 EQUI-VEST(R) At Retirement(SM) at a glance -- key features

--------------------------------------------------------------------------------
Payout options         o Fixed annuity payout options

                       o Variable Immediate Annuity payout options (described in
                         a separate prospectus for that option)

                       o Income Manager(R) payout options (described in a
                         separate prospectus for that option)
--------------------------------------------------------------------------------
Additional features    o Guaranteed minimum death benefit options

                       o Dollar cost averaging

                       o Account value rebalancing (quarterly, semiannually and
                         annually)

                       o Free transfers

                       o Spousal continuation

                       o Beneficiary continuation option

                       o Guaranteed minimum death benefit/Guaranteed minimum
                         income benefit roll-up benefit base reset.
--------------------------------------------------------------------------------
Fees and charges       Please see "Fee table" later in this section for complete
                       details.
--------------------------------------------------------------------------------
Owner and annuitant    55-85
issue ages
--------------------------------------------------------------------------------



The above is not a complete description of all material provisions of the contract. In some cases, restrictions or exceptions apply. Also, all features of the contract are not necessarily available in your state or at certain ages. Please see Appendix IV later in this Prospectus for more information on state availability and/or variations of certain features and benefits.


For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. Please feel free to speak with your financial professional or call us, if you have questions. If for any reason you are not satisfied with your contract, you may return it to us for a refund within a certain number of days. Please see "Your right to cancel within a certain number of days" later in this Prospectus for additional information.


                    EQUI-VEST(R) At Retirement(SM) at a glance -- key features 9

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying and owning the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.


The first table describes fees and expenses that you will pay if you purchase a Variable Immediate Annuity payout option. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply. Charges for certain features shown in the fee table are mutually exclusive.

------------------------------------------------------------------------------------------------------------------------------------
 Charges we deduct from your account value at the time you request certain transactions
------------------------------------------------------------------------------------------------------------------------------------
Charge if you elect a variable payout option upon annuitization (which
is described in a separate prospectus for that option)                                     $350
------------------------------------------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.

------------------------------------------------------------------------------------------------------------------------------------
Charges we deduct from your variable investment options expressed as an annual percentage of daily net assets
------------------------------------------------------------------------------------------------------------------------------------
VARIABLE INVESTMENT OPTION ANNUAL EXPENSES:

Mortality and expense risks                                                                0.80%
Administrative                                                                             0.30%
Distribution                                                                               0.20%
                                                                                           -----
Total annual variable investment option expenses                                           1.30%
------------------------------------------------------------------------------------------------------------------------------------
Charges we deduct from your account value on each contract date anniversary
------------------------------------------------------------------------------------------------------------------------------------
Maximum annual administrative charge                                                       $0

There is no annual administrative charge applicable to your EQUI-VEST(R) At Retirement(SM) contract. There may still be an annual administrative charge applicable to any other EQUI-VEST(R) contract you may own. If the aggregate of the contract values of your EQUI-VEST(R) At Retirement(SM) contract and other EQUI-VEST(R) contracts that you own is greater than $100,000 (as determined in January of each year) then the applicable EQUI-VEST(R) annual administrative charge will be waived.
------------------------------------------------------------------------------------------------------------------------------------
Charges we deduct from your account value each year for the optional benefit that you elect
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed minimum death benefit charge (calculated as a percentage of the applicable benefit base. Deducted annually(1) on each contract date anniversary for which the benefit is in effect.)

   Standard death benefit (available only with the Guaranteed
   minimum income benefit)                                                                 0.00%
   GWBL Standard death benefit                                                             0.00%

   Annual Ratchet to age 85                                                                0.25% of the Annual Ratchet to age
                                                                                           85 benefit base
   Greater of 6% Roll-Up to age 85 or Annual Ratchet to age 85                             0.60% of the greater of 6% Roll-Up
                                                                                           to age 85 benefit base or the
                                                                                           Annual Ratchet to age 85 benefit
                                                                                           base, as applicable
   GWBL Enhanced death benefit                                                             0.30% of the GWBL Enhanced death
                                                                                           benefit base
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed minimum income benefit charge (calculated as a percentage of the applicable benefit base. Deducted annually(1) on each contract date anniversary for which the
benefit is in effect.)                                                                     0.65%
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed withdrawal benefit for life benefit charge(1) (calculated as a                  0.60% for the Single Life option
percentage of the GWBL benefit base. Deducted annually on each contract date               0.75% for the Joint Life option
anniversary.)

If your GWBL benefit base ratchets, we reserve the right to increase                       0.75% for the Single Life option
your charge up to:                                                                         0.90% for the Joint Life option

Please see "Guaranteed withdrawal benefit for life" in "Contract features and benefits" for more information about this feature, including its benefit base and the Annual Ratchet provision, and "Guaranteed withdrawal benefit for life benefit charge" in
"Charges and expenses," both later in this prospectus.
------------------------------------------------------------------------------------------------------------------------------------



10 Fee table

------------------------------------------------------------------------------------------------------------------------------------
Net loan interest charge -- TSA contracts only                                           2.00%(2)
(calculated and deducted daily as a percentage of the outstanding loan amount)
------------------------------------------------------------------------------------------------------------------------------------


You also bear your proportionate share of all fees and expenses paid by a "Portfolio" that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for the Portfolio.



------------------------------------------------------------------------------------------------------------------------------------
Portfolio operating expenses expressed as an annual percentage of daily net assets
------------------------------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2005 (expenses that are deducted            Lowest        Highest
from Portfolio assets including management fees, 12b-1 fees, service fees, and/or         ------        -------
other expenses)(3)                                                                        0.63%         8.01%


This table shows the fees and expenses for 2005 as an annual percentage of each portfolio's daily average net assets.

----------------------------------------------------------------------------------------------
                                                        Manage-
                                                          ment       12b-1      Other
Portfolio Name                                          Fees(4)     Fees(5)   expenses(6)
----------------------------------------------------------------------------------------------
AXA Premier VIP Trust:
----------------------------------------------------------------------------------------------
AXA Aggressive Allocation                                 0.10%      0.25%     0.19%
AXA Conservative Allocation                               0.10%      0.25%     0.22%
AXA Conservative-Plus Allocation                          0.10%      0.25%     0.19%
AXA Moderate Allocation                                   0.10%      0.25%     0.17%
AXA Moderate-Plus Allocation                              0.10%      0.25%     0.17%
AXA Premier VIP Aggressive Equity                         0.60%      0.25%     0.20%
AXA Premier VIP Core Bond                                 0.60%      0.25%     0.18%
AXA Premier VIP Health Care                               1.20%      0.25%     0.28%
AXA Premier VIP High Yield                                0.58%      0.25%     0.18%
AXA Premier VIP International Equity                      1.05%      0.25%     0.28%
AXA Premier VIP Large Cap Core Equity                     0.90%      0.25%     0.25%
AXA Premier VIP Large Cap Growth                          0.90%      0.25%     0.23%
AXA Premier VIP Large Cap Value                           0.90%      0.25%     0.22%
AXA Premier VIP Mid Cap Growth                            1.10%      0.25%     0.25%
AXA Premier VIP Mid Cap Value                             1.10%      0.25%     0.19%
AXA Premier VIP Technology                                1.20%      0.25%     0.22%
----------------------------------------------------------------------------------------------
EQ Advisors Trust:
----------------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock                         0.47%      0.25%     0.13%
EQ/AllianceBernstein Growth and Income                    0.56%      0.25%     0.13%
EQ/AllianceBernstein Intermediate Government Securities   0.50%      0.25%     0.14%
EQ/AllianceBernstein International                        0.72%      0.25%     0.21%
EQ/AllianceBernstein Large Cap Growth                     0.90%      0.25%     0.13%
EQ/AllianceBernstein Quality Bond                         0.50%      0.25%     0.13%
EQ/AllianceBernstein Small Cap Growth                     0.75%      0.25%     0.13%
EQ/AllianceBernstein Value                                0.61%      0.25%     0.13%
EQ/Ariel Appreciation II(9)                               0.75%      0.25%     7.01%
EQ/AXA Rosenberg Value Long/Short Equity                  1.40%      0.25%     1.58%
EQ/Boston Advisors Equity Income                          0.75%      0.25%     0.16%
EQ/Calvert Socially Responsible                           0.65%      0.25%     0.27%
EQ/Capital Guardian Growth                                0.65%      0.25%     0.17%
EQ/Capital Guardian International                         0.85%      0.25%     0.23%
EQ/Capital Guardian Research                              0.65%      0.25%     0.13%
EQ/Capital Guardian U.S. Equity                           0.65%      0.25%     0.13%
EQ/Caywood-Scholl High Yield Bond                         0.60%      0.25%     0.24%
EQ/Equity 500 Index                                       0.25%      0.25%     0.13%
EQ Evergreen International Bond                           0.70%      0.25%     6.36%
EQ/Evergreen Omega                                        0.65%      0.25%     0.18%
EQ/FI Mid Cap                                             0.69%      0.25%     0.14%
EQ/FI Mid Cap Value                                       0.73%      0.25%     0.14%
----------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                        Total                   Net Total
                                                                        Annual     Fee Waiv-      Annual
                                                        Underlying     Expenses    ers and/or    Expenses
                                                         Portfolio      Before      Expense       After
                                                         Fees and      Expense    Reimburse-     Expense
Portfolio Name                                          Expenses(7)   Limitation    ments(8)    Limitations
---------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust:
---------------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation                                 0.91%         1.45%        (0.19)%      1.26%
AXA Conservative Allocation                               0.58%         1.15%        (0.22)%      0.93%
AXA Conservative-Plus Allocation                          0.64%         1.18%        (0.19)%      0.99%
AXA Moderate Allocation                                   0.71%         1.23%        (0.17)%      1.06%
AXA Moderate-Plus Allocation                              0.84%         1.36%        (0.17)%      1.19%
AXA Premier VIP Aggressive Equity                           --          1.05%           --        1.05%
AXA Premier VIP Core Bond                                   --          1.03%        (0.08)%      0.95%
AXA Premier VIP Health Care                                 --          1.73%         0.00%       1.73%
AXA Premier VIP High Yield                                  --          1.01%           --        1.01%
AXA Premier VIP International Equity                        --          1.58%         0.00%       1.58%
AXA Premier VIP Large Cap Core Equity                       --          1.40%        (0.05)%      1.35%
AXA Premier VIP Large Cap Growth                            --          1.38%        (0.03)%      1.35%
AXA Premier VIP Large Cap Value                             --          1.37%        (0.02)%      1.35%
AXA Premier VIP Mid Cap Growth                              --          1.60%         0.00%       1.60%
AXA Premier VIP Mid Cap Value                               --          1.54%         0.00%       1.54%
AXA Premier VIP Technology                                  --          1.67%         0.00%       1.67%
---------------------------------------------------------------------------------------------------------------
EQ Advisors Trust:
---------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock                           --          0.85%           --        0.85%
EQ/AllianceBernstein Growth and Income                      --          0.94%           --        0.94%
EQ/AllianceBernstein Intermediate Government Securities     --          0.89%           --        0.89%
EQ/AllianceBernstein International                          --          1.18%        (0.08)%      1.10%
EQ/AllianceBernstein Large Cap Growth                       --          1.28%        (0.23)%      1.05%
EQ/AllianceBernstein Quality Bond                           --          0.88%           --        0.88%
EQ/AllianceBernstein Small Cap Growth                       --          1.13%           --        1.13%
EQ/AllianceBernstein Value                                  --          0.99%        (0.04)%      0.95%
EQ/Ariel Appreciation II(9)                                 --          8.01%        (6.86)%      1.15%
EQ/AXA Rosenberg Value Long/Short Equity                    --          3.23%        (0.02)%      3.21%
EQ/Boston Advisors Equity Income                            --          1.16%        (0.11)%      1.05%
EQ/Calvert Socially Responsible                             --          1.17%        (0.12)%      1.05%
EQ/Capital Guardian Growth                                  --          1.07%        (0.12)%      0.95%
EQ/Capital Guardian International                           --          1.33%        (0.13)%      1.20%
EQ/Capital Guardian Research                                --          1.03%        (0.08)%      0.95%
EQ/Capital Guardian U.S. Equity                             --          1.03%        (0.08)%      0.95%
EQ/Caywood-Scholl High Yield Bond                           --          1.09%        (0.09)%      1.00%
EQ/Equity 500 Index                                         --          0.63%           --        0.63%
EQ Evergreen International Bond                             --          7.31%        (6.16)%      1.15%
EQ/Evergreen Omega                                          --          1.08%         0.00%       1.08%
EQ/FI Mid Cap                                               --          1.08%        (0.08)%      1.00%
EQ/FI Mid Cap Value                                         --          1.12%        (0.02)%      1.10%
---------------------------------------------------------------------------------------------------------------


                                                                   Fee table  11


                                                                                          Total                  Net Total
                                                                                          Annual    Fee Waiv-      Annual
                                                                          Underlying     Expenses   ers and/or    Expenses
                                       Manage-                             Portfolio      Before     Expense        After
                                        ment      12b-1      Other         Fees and       Expense   Reimburse-     Expense
Portfolio Name                         Fees(4)   Fees(5)   expenses(6)    Expenses(7)   Limitation   ments(8)    Limitations
-------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust:
-------------------------------------------------------------------------------------------------------------------------------
EQ/Franklin Income                      0.90%      0.25%     0.17%             --         1.32%        (0.02)%      1.30%
EQ/Franklin Small Cap Value             0.90%      0.25%     0.17%             --         1.32%        (0.02)%      1.30%
EQ/GAMCO Mergers and Acquisitions       0.90%      0.25%     0.66%             --         1.81%        (0.36)%      1.45%
EQ/GAMCO Small Company Value            0.79%      0.25%     0.14%             --         1.18%         0.00%       1.18%
EQ/International Growth                 0.85%      0.25%     0.29%             --         1.39%         0.00%       1.39%
EQ/Janus Large Cap Growth               0.90%      0.25%     0.15%             --         1.30%        (0.15)%      1.15%
EQ/JPMorgan Core Bond                   0.44%      0.25%     0.13%             --         0.82%         0.00%       0.82%
EQ/JPMorgan Value Opportunities         0.60%      0.25%     0.15%             --         1.00%        (0.05)%      0.95%
EQ/Legg Mason Value Equity              0.65%      0.25%     3.07%             --         3.97%        (2.97)%      1.00%
EQ/Long Term Bond                       0.50%      0.25%     0.18%             --         0.93%         0.00%       0.93%
EQ/Lord Abbett Growth and Income        0.65%      0.25%     0.93%             --         1.83%        (0.83)%      1.00%
EQ/Lord Abbett Large Cap Core           0.65%      0.25%     1.32%             --         2.22%        (1.22)%      1.00%
EQ/Lord Abbett Mid Cap Value            0.70%      0.25%     0.40%             --         1.35%        (0.30)%      1.05%
EQ/Marsico Focus                        0.87%      0.25%     0.13%             --         1.25%        (0.10)%      1.15%
EQ/Mercury Basic Value Equity           0.57%      0.25%     0.13%             --         0.95%         0.00%       0.95%
EQ/Mercury International Value          0.85%      0.25%     0.23%             --         1.33%        (0.08)%      1.25%
EQ/MFS Emerging Growth Companies        0.65%      0.25%     0.14%             --         1.04%           --        1.04%
EQ/MFS Investors Trust                  0.60%      0.25%     0.18%             --         1.03%        (0.08)%      0.95%
EQ/Money Market                         0.34%      0.25%     0.13%             --         0.72%           --        0.72%
EQ/Montag & Caldwell Growth             0.75%      0.25%     0.16%             --         1.16%        (0.01)%      1.15%
EQ/Mutual Shares                        0.90%      0.25%     0.17%             --         1.32%        (0.02)%      1.30%
EQ/Oppenheimer Global                   0.95%      0.25%     0.17%             --         1.37%        (0.02)%      1.35%
EQ/Oppenheimer Main Street Small Cap    0.90%      0.25%     0.17%             --         1.32%        (0.02)%      1.30%
EQ/PIMCO Real Return                    0.55%      0.25%     0.24%             --         1.04%        (0.14)%      0.90%
EQ/Short Duration Bond                  0.44%      0.25%     0.14%             --         0.83%         0.00%       0.83%
EQ/Small Cap Value                      0.73%      0.25%     0.19%             --         1.17%        (0.07)%      1.10%
EQ/Small Company Growth                 1.00%      0.25%     0.20%             --         1.45%        (0.15)%      1.30%
EQ/Small Company Index                  0.25%      0.25%     0.16%             --         0.66%         0.00%       0.66%
EQ/TCW Equity                           0.80%      0.25%     0.16%             --         1.21%        (0.06)%      1.15%
EQ/Templeton Growth                     0.95%      0.25%     0.17%             --         1.37%        (0.02)%      1.35%
EQ/UBS Growth & Income                  0.75%      0.25%     0.19%             --         1.19%        (0.14)%      1.05%
EQ/Van Kampen Comstock                  0.65%      0.25%     0.39%             --         1.29%        (0.29)%      1.00%
EQ/Van Kampen Emerging Markets Equity   1.15%      0.25%     0.48%             --         1.88%        (0.08)%      1.80%
EQ/Van Kampen Mid Cap Growth            0.70%      0.25%     0.83%             --         1.78%        (0.73)%      1.05%
EQ/Wells Fargo Montgomery Small Cap     0.85%      0.25%     2.28%             --         3.38%        (2.08)%      1.30%
-------------------------------------------------------------------------------------------------------------------------------
The Universal Institutional Funds, Inc.:
-------------------------------------------------------------------------------------------------------------------------------
U.S. Real Estate - Class II             0.75%      0.35%     0.28%             --       1.38%        (0.10)%      1.28%
-------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that contract year.

(2) We charge interest on loans under TSA contracts but also credit you interest on your loan reserve account. Our net loan interest charge is determined by the excess between the interest rate we charge over the interest rate we credit. See "Loans under TSA contracts" later in this Prospectus for more information on how the loan interest is calculated and for restrictions that may apply.

(3) "Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2005 and for the underlying portfolios.

(4) The management fees for each portfolio cannot be increased without a vote of that portfolio's shareholders. See footnote (8) for any expense limitation agreement information.

(5) Portfolio shares are all subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940. For the portfolios of the AXA Premier VIP Trust and the EQ Advisors Trust, the 12b-1 fees will not be increased for the life of the contract.

(6) Other expenses shown are those incurred in 2005 or are estimated for the current fiscal period. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. See footnote (8) for any expense limitation agreement information.

(7) The AXA Allocation variable investment options invest in corresponding portfolios of AXA Premier VIP Trust. Each AXA Allocation portfolio in turn invests in shares of other portfolios of EQ Advisors Trust and AXA Premier VIP Trust (the "underlying portfolios"). Amounts shown reflect each AXA Allocation portfolio's pro rata share of the fees and expenses of the various underlying portfolios in which it invests. The fees and expenses have been estimated based on the respective weighted investment allocations as of 12/31/05. A "--" indicates that the listed portfolio does not invest in underlying portfolios, i.e., it is not an allocation portfolio.

(8) The amounts shown reflect any fee waivers and/or expense reimbursements that apply to each portfolio. A "--" indicates that there is no expense limitation in effect, and "0.00%" indicates that the expense limitation arrangement did not result in a fee waiver or reimbursement. AXA Equitable, the manager of AXA Premier VIP Trust and EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain portfolios, which are effective through April 30, 2007 for AXA Premier VIP Trust and April 30, 2008 for EQ Advisors Trust. Under these Agreements, AXA Equitable has agreed to waive or limit its fees and assume other expenses of certain portfolios, if necessary, in an amount that limits such portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified

12 Fee table
amounts. Each portfolio may at a later date make a reimbursement to AXA Equitable for any of the management fees waived or limited and other expenses assumed and paid by AXA Equitable pursuant to the expense limitation agreement provided that the portfolio's current annual operating expenses do not exceed the operating expense limit determined for such portfolio. Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen," is the manager of The Universal Institutional Funds, Inc. -- U.S. Real Estate Portfolio -- Class II, and has voluntarily agreed to reduce its management fee and/or reimburse the portfolio so that total annual operating expenses of the portfolio (exclusive of investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed) are not more than specified amounts. Additionally, the distributor of The Universal Institutional Funds, Inc. has agreed to waive a portion of the 12b-1 fee for Class II shares. Van Kampen and/or the fund's distributor reserves the right to terminate any waiver and/or reimbursement at any time without notice. See the prospectuses for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain portfolios of AXA Premier VIP Trust and EQ Advisors Trust is used to reduce the applicable portfolio's expenses. If the above table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce portfolio expenses, the net expenses would be as shown in the table below:

--------------------------------------------------
Portfolio Name:
--------------------------------------------------
 AXA Premier VIP Aggressive Equity        0.98%
--------------------------------------------------
 AXA Premier VIP Health Care              1.71%
--------------------------------------------------
 AXA Premier VIP International Equity     1.54%
--------------------------------------------------
 AXA Premier VIP Large Cap Core Equity    1.33%
--------------------------------------------------
 AXA Premier VIP Large Cap Growth         1.33%
--------------------------------------------------
 AXA Premier VIP Large Cap Value          1.29%
--------------------------------------------------
 AXA Premier VIP Mid Cap Growth           1.55%
--------------------------------------------------
 AXA Premier VIP Mid Cap Value            1.49%
--------------------------------------------------
 AXA Premier VIP Technology               1.61%
--------------------------------------------------
 EQ/AllianceBernstein Common Stock        0.83%
--------------------------------------------------
 EQ/AllianceBernstein Growth and Income   0.91%
--------------------------------------------------
 EQ/AllianceBernstein International       1.09%
--------------------------------------------------
 EQ/AllianceBernstein Large Cap Growth    1.02%
--------------------------------------------------
 EQ/AllianceBernstein Small Cap Growth    1.09%
--------------------------------------------------
 EQ/AllianceBernstein Value               0.88%
--------------------------------------------------
 EQ/Boston Advisors Equity Income         1.04%
--------------------------------------------------
 EQ/Calvert Socially Responsible          1.03%
--------------------------------------------------
 EQ/Capital Guardian Growth               0.94%
--------------------------------------------------
 EQ/Capital Guardian International        1.18%
--------------------------------------------------
 EQ/Capital Guardian Research             0.94%
--------------------------------------------------
 EQ/Capital Guardian U.S. Equity          0.94%
--------------------------------------------------
 EQ/Evergreen Omega                       0.88%
--------------------------------------------------
 EQ/FI Mid Cap                            0.95%
--------------------------------------------------
 EQ/FI Mid Cap Value                      1.08%
--------------------------------------------------
 EQ/GAMCO Mergers and Acquisitions        1.38%
--------------------------------------------------
 EQ/GAMCO Small Company Value             1.17%
--------------------------------------------------
 EQ/International Growth                  1.22%
--------------------------------------------------
 EQ/Janus Large Cap Growth                1.14%
--------------------------------------------------
 EQ/Legg Mason Value Equity               0.99%
--------------------------------------------------
 EQ/Lord Abbett Growth and Income         0.97%
--------------------------------------------------
 EQ/Lord Abbett Large Cap Core            0.99%
--------------------------------------------------
 EQ/Lord Abbett Mid Cap Value             1.01%
--------------------------------------------------
 EQ/Marsico Focus                         1.14%
--------------------------------------------------
 EQ/Mercury Basic Value Equity            0.93%
--------------------------------------------------
 EQ/MFS Emerging Growth Companies         1.01%
--------------------------------------------------
 EQ/MFS Investors Trust                   0.94%
--------------------------------------------------
 EQ/Montag & Caldwell Growth              1.12%
--------------------------------------------------
 EQ/Small Cap Value                       1.01%
--------------------------------------------------
 EQ/UBS Growth and Income                 1.04%
--------------------------------------------------
 EQ/Van Kampen Comstock                   0.99%
--------------------------------------------------
 EQ/Van Kampen Emerging Markets Equity    1.78%
--------------------------------------------------
 EQ/Van Kampen Mid Cap Growth             1.02%
--------------------------------------------------
 EQ/Wells Fargo Montgomery Small Cap      1.12%
--------------------------------------------------

(9) The EQ/Ariel Appreciation II variable investment option is not available for TSA contracts.


                                                                    Fee table 13

EXAMPLE

This example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses).

The example below shows the expenses that a hypothetical contract owner (who has elected the enhanced death benefit that provides for the greater of the 6% Roll-Up to age 85 or the Annual Ratchet to age 85 along with the Guaranteed minimum income benefit) would pay in the situations illustrated.

The fixed maturity options and guaranteed interest option are not covered by the example. However, the charge for any optional benefits and the charge if you elect a Variable Immediate Annuity payout option do apply to the fixed maturity options and guaranteed interest option. A market value adjustment (up or down) may apply as a result of a withdrawal, transfer, or surrender of amounts from a fixed maturity option.

The example assumes that you invest $10,000 in the contract for the time periods indicated, and that your investment has a 5% return each year. The example also assumes maximum contract charges and total annual expenses of the portfolios (before expense limitations) set forth in the previous charts. This example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


--------------------------------------------------------------------------------------------------------
                                             If you annuitize at the end of the applicable time period
--------------------------------------------------------------------------------------------------------
                                                1 year      3 years        5 years        10 years
--------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
--------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation                     $   771.00   $ 1,645.00     $ 2,561.00     $ 5,060.00
AXA Conservative Allocation                   $   740.00   $ 1,552.00     $ 2,410.00     $ 4,777.00
AXA Conservative-Plus Allocation              $   743.00   $ 1,561.00     $ 2,425.00     $ 4,806.00
AXA Moderate Allocation                       $   748.00   $ 1,577.00     $ 2,451.00     $ 4,853.00
AXA Moderate-Plus Allocation                  $   762.00   $ 1,617.00     $ 2,516.00     $ 4,976.00
AXA Premier VIP Aggressive Equity             $   729.00   $ 1,521.00     $ 2,359.00     $ 4,680.00
AXA Premier VIP Core Bond                     $   727.00   $ 1,515.00     $ 2,349.00     $ 4,661.00
AXA Premier VIP Health Care                   $   801.00   $ 1,731.00     $ 2,701.00     $ 5,317.00
AXA Premier VIP High Yield                    $   725.00   $ 1,508.00     $ 2,339.00     $ 4,641.00
AXA Premier VIP International Equity          $   785.00   $ 1,685.00     $ 2,626.00     $ 5,181.00
AXA Premier VIP Large Cap Core Equity         $   766.00   $ 1,629.00     $ 2,536.00     $ 5,014.00
AXA Premier VIP Large Cap Growth              $   764.00   $ 1,623.00     $ 2,526.00     $ 4,995.00
AXA Premier VIP Large Cap Value               $   763.00   $ 1,620.00     $ 2,521.00     $ 4,986.00
AXA Premier VIP Mid Cap Growth                $   787.00   $ 1,691.00     $ 2,636.00     $ 5,199.00
AXA Premier VIP Mid Cap Value                 $   781.00   $ 1,672.00     $ 2,607.00     $ 5,144.00
AXA Premier VIP Technology                    $   794.00   $ 1,712.00     $ 2,671.00     $ 5,263.00
--------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
--------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock             $   708.00   $ 1,458.00     $ 2,255.00     $ 4,481.00
EQ/AllianceBernstein Growth and Income        $   717.00   $ 1,486.00     $ 2,301.00     $ 4,570.00
EQ/AllianceBernstein Intermediate Government
 Securities                                   $   712.00   $ 1,470.00     $ 2,276.00     $ 4,521.00
EQ/AllianceBernstein International            $   743.00   $ 1,560.00     $ 2,424.00     $ 4,803.00
EQ/AllianceBernstein Large Cap Growth         $   753.00   $ 1,591.00     $ 2,474.00     $ 4,898.00
EQ/AllianceBernstein Quality Bond             $   711.00   $ 1,467.00     $ 2,271.00     $ 4,511.00
EQ/AllianceBernstein Small Cap Growth         $   737.00   $ 1,545.00     $ 2,398.00     $ 4,755.00
EQ/AllianceBernstein Value                    $   723.00   $ 1,501.00     $ 2,327.00     $ 4,619.00
EQ/Ariel Appreciation II                      $ 1,460.00   $ 3,527.00     $ 5,407.00     $ 9,406.00
EQ/AXA Rosenberg Value Long/Short Equity      $   608.00   $ 1,833.00     $ 3,070.00     $ 6,219.00
EQ/Boston Advisors Equity Income              $   740.00   $ 1,554.00     $ 2,414.00     $ 4,783.00
EQ/Calvert Socially Responsible               $   742.00   $ 1,557.00     $ 2,419.00     $ 4,793.00
EQ/Capital Guardian Growth                    $   731.00   $ 1,526.00     $ 2,368.00     $ 4,697.00
EQ/Capital Guardian International             $   758.00   $ 1,607.00     $ 2,500.00     $ 4,945.00
EQ/Capital Guardian Research                  $   727.00   $ 1,514.00     $ 2,347.00     $ 4,658.00
EQ/Capital Guardian U.S. Equity               $   727.00   $ 1,514.00     $ 2,347.00     $ 4,658.00
EQ/Caywood-Scholl High Yield Bond             $   733.00   $ 1,532.00     $ 2,378.00     $ 4,716.00
EQ/Equity 500 Index                           $   685.00   $ 1,389.00     $ 2,141.00     $ 4,260.00
EQ/Evergreen International Bond               $ 1,386.00   $ 3,339.00     $ 5,143.00     $ 9,082.00
EQ/Evergreen Omega                            $   732.00   $ 1,529.00     $ 2,373.00     $ 4,706.00
EQ/FI Mid Cap                                 $   732.00   $ 1,529.00     $ 2,373.00     $ 4,706.00
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                If you surrender or do not surrender your contract at
                                                        the end of the applicable time period
--------------------------------------------------------------------------------------------------------
                                                1 year      3 years        5 years        10 years
--------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
--------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation                     $   421.00   $ 1,295.00     $ 2,211.00     $ 4,710.00
AXA Conservative Allocation                   $   390.00   $ 1,202.00     $ 2,060.00     $ 4,427.00
AXA Conservative-Plus Allocation              $   393.00   $ 1,211.00     $ 2,075.00     $ 4,456.00
AXA Moderate Allocation                       $   398.00   $ 1,227.00     $ 2,101.00     $ 4,503.00
AXA Moderate-Plus Allocation                  $   412.00   $ 1,267.00     $ 2,166.00     $ 4,626.00
AXA Premier VIP Aggressive Equity             $   379.00   $ 1,171.00     $ 2,009.00     $ 4,330.00
AXA Premier VIP Core Bond                     $   377.00   $ 1,165.00     $ 1,999.00     $ 4,311.00
AXA Premier VIP Health Care                   $   451.00   $ 1,381.00     $ 2,351.00     $ 4,967.00
AXA Premier VIP High Yield                    $   375.00   $ 1,158.00     $ 1,989.00     $ 4,291.00
AXA Premier VIP International Equity          $   435.00   $ 1,335.00     $ 2,276.00     $ 4,831.00
AXA Premier VIP Large Cap Core Equity         $   416.00   $ 1,279.00     $ 2,186.00     $ 4,664.00
AXA Premier VIP Large Cap Growth              $   414.00   $ 1,273.00     $ 2,176.00     $ 4,645.00
AXA Premier VIP Large Cap Value               $   413.00   $ 1,270.00     $ 2,171.00     $ 4,636.00
AXA Premier VIP Mid Cap Growth                $   437.00   $ 1,341.00     $ 2,286.00     $ 4,849.00
AXA Premier VIP Mid Cap Value                 $   431.00   $ 1,322.00     $ 2,257.00     $ 4,794.00
AXA Premier VIP Technology                    $   444.00   $ 1,362.00     $ 2,321.00     $ 4,913.00
--------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
--------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock             $   358.00   $ 1,108.00     $ 1,905.00     $ 4,131.00
EQ/AllianceBernstein Growth and Income        $   367.00   $ 1,136.00     $ 1,951.00     $ 4,220.00
EQ/AllianceBernstein Intermediate Government
 Securities                                   $   362.00   $ 1,120.00     $ 1,926.00     $ 4,171.00
EQ/AllianceBernstein International            $   393.00   $ 1,210.00     $ 2,074.00     $ 4,453.00
EQ/AllianceBernstein Large Cap Growth         $   403.00   $ 1,241.00     $ 2,124.00     $ 4,548.00
EQ/AllianceBernstein Quality Bond             $   361.00   $ 1,117.00     $ 1,921.00     $ 4,161.00
EQ/AllianceBernstein Small Cap Growth         $   387.00   $ 1,195.00     $ 2,048.00     $ 4,405.00
EQ/AllianceBernstein Value                    $   373.00   $ 1,151.00     $ 1,977.00     $ 4,269.00
EQ/Ariel Appreciation II                      $ 1,110.00   $ 3,177.00     $ 5,057.00     $ 9,056.00
EQ/AXA Rosenberg Value Long/Short Equity      $   608.00   $ 1,833.00     $ 3,070.00     $ 6,219.00
EQ/Boston Advisors Equity Income              $   390.00   $ 1,204.00     $ 2,064.00     $ 4,433.00
EQ/Calvert Socially Responsible               $   392.00   $ 1,207.00     $ 2,069.00     $ 4,443.00
EQ/Capital Guardian Growth                    $   381.00   $ 1,176.00     $ 2,018.00     $ 4,347.00
EQ/Capital Guardian International             $   408.00   $ 1,257.00     $ 2,150.00     $ 4,595.00
EQ/Capital Guardian Research                  $   377.00   $ 1,164.00     $ 1,997.00     $ 4,308.00
EQ/Capital Guardian U.S. Equity               $   377.00   $ 1,164.00     $ 1,997.00     $ 4,308.00
EQ/Caywood-Scholl High Yield Bond             $   383.00   $ 1,182.00     $ 2,028.00     $ 4,366.00
EQ/Equity 500 Index                           $   335.00   $ 1,039.00     $ 1,791.00     $ 3,910.00
EQ/Evergreen International Bond               $ 1,036.00   $ 2,989.00     $ 4,793.00     $ 8,732.00
EQ/Evergreen Omega                            $   382.00   $ 1,179.00     $ 2,023.00     $ 4,356.00
EQ/FI Mid Cap                                 $   382.00   $ 1,179.00     $ 2,023.00     $ 4,356.00
--------------------------------------------------------------------------------------------------------



14 Fee table

--------------------------------------------------------------------------------------------------
                                        If you annuitize at the end of the applicable time period
--------------------------------------------------------------------------------------------------
                                          1 year      3 years        5 years        10 years
--------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
--------------------------------------------------------------------------------------------------
EQ/FI Mid Cap Value                     $   736.00   $ 1,542.00     $ 2,393.00     $ 4,745.00
EQ/Franklin Income                      $   758.00   $ 1,605.00     $ 2,496.00     $ 4,939.00
EQ/Franklin Small Cap Value             $   758.00   $ 1,605.00     $ 2,496.00     $ 4,939.00
EQ/GAMCO Mergers and Acquisitions       $   809.00   $ 1,754.00     $ 2,739.00     $ 5,387.00
EQ/GAMCO Small Company Value            $   743.00   $ 1,560.00     $ 2,424.00     $ 4,803.00
EQ/International Growth                 $   765.00   $ 1,625.00     $ 2,530.00     $ 5,002.00
EQ/Janus Large Cap Growth               $   755.00   $ 1,597.00     $ 2,485.00     $ 4,917.00
EQ/JPMorgan Core Bond                   $   705.00   $ 1,448.00     $ 2,240.00     $ 4,451.00
EQ/JPMorgan Value Opportunities         $   724.00   $ 1,504.00     $ 2,332.00     $ 4,629.00
EQ/Legg Mason Value Equity              $ 1,036.00   $ 2,400.00     $ 3,756.00     $ 7,113.00
EQ/Long Term Bond                       $   716.00   $ 1,483.00     $ 2,296.00     $ 4,560.00
EQ/Lord Abbett Growth and Income        $   811.00   $ 1,760.00     $ 2,749.00     $ 5,405.00
EQ/Lord Abbett Large Cap Core           $   852.00   $ 1,879.00     $ 2,940.00     $ 5,746.00
EQ/Lord Abbett Mid Cap Value            $   760.00   $ 1,613.00     $ 2,510.00     $ 4,964.00
EQ/Marsico Focus                        $   750.00   $ 1,582.00     $ 2,459.00     $ 4,869.00
EQ/Mercury Basic Value Equity           $   718.00   $ 1,489.00     $ 2,307.00     $ 4,580.00
EQ/Mercury International Value          $   758.00   $ 1,607.00     $ 2,500.00     $ 4,945.00
EQ/MFS Emerging Growth Companies        $   728.00   $ 1,517.00     $ 2,353.00     $ 4,668.00
EQ/MFS Investors Trust                  $   727.00   $ 1,514.00     $ 2,347.00     $ 4,658.00
EQ/Money Market                         $   694.00   $ 1,417.00     $ 2,188.00     $ 4,351.00
EQ/Montag & Caldwell Growth             $   740.00   $ 1,554.00     $ 2,414.00     $ 4,783.00
EQ/Mutual Shares                        $   758.00   $ 1,605.00     $ 2,496.00     $ 4,939.00
EQ/Oppenheimer Global                   $   763.00   $ 1,620.00     $ 2,521.00     $ 4,986.00
EQ/Oppenheimer Main Street Small Cap    $   758.00   $ 1,605.00     $ 2,496.00     $ 4,939.00
EQ/PIMCO Real Return                    $   728.00   $ 1,517.00     $ 2,353.00     $ 4,668.00
EQ/Short Duration Bond                  $   706.00   $ 1,451.00     $ 2,245.00     $ 4,461.00
EQ/Small Cap Value                      $   742.00   $ 1,558.00     $ 2,420.00     $ 4,796.00
EQ/Small Company Growth                 $   771.00   $ 1,645.00     $ 2,561.00     $ 5,060.00
EQ/Small Company Index                  $   688.00   $ 1,398.00     $ 2,157.00     $ 4,291.00
EQ/TCW Equity                           $   746.00   $ 1,570.00     $ 2,439.00     $ 4,831.00
EQ/Templeton Growth                     $   763.00   $ 1,620.00     $ 2,521.00     $ 4,986.00
EQ/UBS Growth and Income                $   744.00   $ 1,563.00     $ 2,429.00     $ 4,812.00
EQ/Van Kampen Comstock                  $   754.00   $ 1,594.00     $ 2,479.00     $ 4,907.00
EQ/Van Kampen Emerging Markets Equity   $   816.00   $ 1,776.00     $ 2,774.00     $ 5,449.00
EQ/Van Kampen Mid Cap Growth            $   806.00   $ 1,745.00     $ 2,724.00     $ 5,360.00
EQ/Wells Fargo Montgomery Small Cap     $   974.00   $ 2,226.00     $ 3,488.00     $ 6,681.00
--------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
--------------------------------------------------------------------------------------------------
U.S. Real Estate -- Class II            $   909.00   $ 2,043.00     $ 3,200.00     $ 6,199.00
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                                          If you surrender or do not surrender your contract at
                                                  the end of the applicable time period
--------------------------------------------------------------------------------------------------
                                         1 year       3 years        5 years        10 years
--------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
--------------------------------------------------------------------------------------------------
EQ/FI Mid Cap Value                     $ 386.00     $ 1,192.00     $ 2,043.00     $ 4,395.00
EQ/Franklin Income                      $ 408.00     $ 1,255.00     $ 2,146.00     $ 4,589.00
EQ/Franklin Small Cap Value             $ 408.00     $ 1,255.00     $ 2,146.00     $ 4,589.00
EQ/GAMCO Mergers and Acquisitions       $ 459.00     $ 1,404.00     $ 2,389.00     $ 5,037.00
EQ/GAMCO Small Company Value            $ 393.00     $ 1,210.00     $ 2,074.00     $ 4,453.00
EQ/International Growth                 $ 415.00     $ 1,275.00     $ 2,180.00     $ 4,652.00
EQ/Janus Large Cap Growth               $ 405.00     $ 1,247.00     $ 2,135.00     $ 4,567.00
EQ/JPMorgan Core Bond                   $ 355.00     $ 1,098.00     $ 1,890.00     $ 4,101.00
EQ/JPMorgan Value Opportunities         $ 374.00     $ 1,154.00     $ 1,982.00     $ 4,279.00
EQ/Legg Mason Value Equity              $ 686.00     $ 2,050.00     $ 3,406.00     $ 6,763.00
EQ/Long Term Bond                       $ 366.00     $ 1,133.00     $ 1,946.00     $ 4,210.00
EQ/Lord Abbett Growth and Income        $ 461.00     $ 1,410.00     $ 2,399.00     $ 5,055.00
EQ/Lord Abbett Large Cap Core           $ 502.00     $ 1,529.00     $ 2,590.00     $ 5,396.00
EQ/Lord Abbett Mid Cap Value            $ 410.00     $ 1,263.00     $ 2,160.00     $ 4,614.00
EQ/Marsico Focus                        $ 400.00     $ 1,232.00     $ 2,109.00     $ 4,519.00
EQ/Mercury Basic Value Equity           $ 368.00     $ 1,139.00     $ 1,957.00     $ 4,230.00
EQ/Mercury International Value          $ 408.00     $ 1,257.00     $ 2,150.00     $ 4,595.00
EQ/MFS Emerging Growth Companies        $ 378.00     $ 1,167.00     $ 2,003.00     $ 4,318.00
EQ/MFS Investors Trust                  $ 377.00     $ 1,164.00     $ 1,997.00     $ 4,308.00
EQ/Money Market                         $ 344.00     $ 1,067.00     $ 1,838.00     $ 4,001.00
EQ/Montag & Caldwell Growth             $ 390.00     $ 1,204.00     $ 2,064.00     $ 4,433.00
EQ/Mutual Shares                        $ 408.00     $ 1,255.00     $ 2,146.00     $ 4,589.00
EQ/Oppenheimer Global                   $ 413.00     $ 1,270.00     $ 2,171.00     $ 4,636.00
EQ/Oppenheimer Main Street Small Cap    $ 408.00     $ 1,255.00     $ 2,146.00     $ 4,589.00
EQ/PIMCO Real Return                    $ 378.00     $ 1,167.00     $ 2,003.00     $ 4,318.00
EQ/Short Duration Bond                  $ 356.00     $ 1,101.00     $ 1,895.00     $ 4,111.00
EQ/Small Cap Value                      $ 392.00     $ 1,208.00     $ 2,070.00     $ 4,446.00
EQ/Small Company Growth                 $ 421.00     $ 1,295.00     $ 2,211.00     $ 4,710.00
EQ/Small Company Index                  $ 338.00     $ 1,048.00     $ 1,807.00     $ 3,941.00
EQ/TCW Equity                           $ 396.00     $ 1,220.00     $ 2,089.00     $ 4,481.00
EQ/Templeton Growth                     $ 413.00     $ 1,270.00     $ 2,171.00     $ 4,636.00
EQ/UBS Growth and Income                $ 394.00     $ 1,213.00     $ 2,079.00     $ 4,462.00
EQ/Van Kampen Comstock                  $ 404.00     $ 1,244.00     $ 2,129.00     $ 4,557.00
EQ/Van Kampen Emerging Markets Equity   $ 466.00     $ 1,426.00     $ 2,424.00     $ 5,099.00
EQ/Van Kampen Mid Cap Growth            $ 456.00     $ 1,395.00     $ 2,374.00     $ 5,010.00
EQ/Wells Fargo Montgomery Small Cap     $ 624.00     $ 1,876.00     $ 3,138.00     $ 6,331.00
--------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
--------------------------------------------------------------------------------------------------
U.S. Real Estate -- Class II            $ 559.00     $ 1,693.00     $ 2,850.00     $ 5,849.00
--------------------------------------------------------------------------------------------------


For information on how your contract works under certain hypothetical circumstances, please see Appendix III at the end of this prospectus.

CONDENSED FINANCIAL INFORMATION

Since this contract will be offered for the first time as of the date of this Prospectus, and we do not currently offer any contracts with daily asset charges of 1.30% out of Separate Account A, there is no applicable condensed financial information as of December 31, 2005.



                                                                    Fee table 15

1. Contract features and benefits

--------------------------------------------------------------------------------
HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT


You may purchase a contract by making payments to us that we call "contributions." Your initial contribution must be from the transfer of the cash value of an EQUI-VEST(R) or EQUI-VEST(R) Express(SM) traditional IRA (including QP IRA), Roth IRA, NQ or TSA contract that you currently own under which withdrawal charges no longer apply. We require a minimum initial contribution of $50,000 for you to purchase a contract. Any subsequent contributions must also be a transfer of the total cash value of an EQUI-VEST(R) or EQUI-VEST(R) Express(SM) traditional IRA (including QP IRA), Roth IRA, NQ or TSA contract (under which withdrawal charges no longer apply) that you own. Subsequent contributions may be made up to age 86. If you elect GWBL, you may not make contributions after the later of: (i) the end of the first contract year and
(ii) the date the first withdrawal is taken. Ongoing contributions are not permitted. The following table summarizes our rules regarding contributions to your contract.

We may refuse to accept any contribution if the sum of all contributions under all EQUI-VEST(R) series and EQUI-VEST(R) At Retirement(SM) contracts with the same owner or annuitant would then total more than $1,500,000 ($500,000 for owners or annuitants who are age 81 and older at contract issue unless you elect
GWBL). We may also refuse to accept any contribution if the sum of all contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000.

In order to purchase an EQUI-VEST(R) At Retirement(SM) contract, you must select at least one of the optional benefits available under EQUI-VEST(R) At Retirement(SM). However, the standard death benefit can only be elected if GMIB is elected.


--------------------------------------------------------------------------------
The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The annuitant is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life.
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
            Available
Contract    for owner and
type        annuitant ages    Source of contributions                               Limitations on contributions**
------------------------------------------------------------------------------------------------------------------------------------
NQ          55 through 85*    Transfer from an existing                             Subsequent contributions can be made until the
                              EQUI-VEST(R) or EQUI-VEST(R) Express(SM) NQ           older of the annuitant and owner attains age 86.
                              contract
------------------------------------------------------------------------------------------------------------------------------------
IRA         55 through 85     Transfer from an existing                             Subsequent contributions can be made until the
                              EQUI-VEST(R) or EQUI-VEST(R) Express(SM) IRA          owner attains age 86.
                              (including QP IRA) contract
------------------------------------------------------------------------------------------------------------------------------------
Roth IRA    55 through 85     Transfer from an existing                             Subsequent contributions can be made until the
                              EQUI-VEST(R) or EQUI-VEST(R) Express(SM) Roth IRA     owner attains age 86.
                              contract
------------------------------------------------------------------------------------------------------------------------------------
TSA         55 through 85     Transfer from an existing                             Subsequent contributions can be made until the
                              EQUI-VEST(R) TSA contract                             owner attains age 86.
------------------------------------------------------------------------------------------------------------------------------------



* For NQ, both Owner(s) and Annuitant must meet issue age requirements. If there are more than 2 owners on the existing EQUI-VEST(R) contract, a change of owner must be completed so that there are only 2 owners before the transfer to an EQUI-VEST(R) At Retirement(SM) contract is requested. Joint owners are available for NQ contracts only.

** See "Guaranteed withdrawal benefit for life ("GWBL")" later in this Prospectus for a discussion of limits on subsequent contributions when you elect that benefit.

For information on when contributions are credited under your contract see "Dates and prices at which contract events occur" in "More information" later in this Prospectus.



16 Contract features and benefits

OWNER AND ANNUITANT REQUIREMENTS


Under all IRA and TSA contracts, the owner and annuitant must be the same individual. Under NQ contracts, the annuitant can be different from the owner. We do not permit partnerships or limited liability corporations to be owners. We also reserve the right to prohibit availability of this contract to other non-natural owners. Only natural persons can be joint owners. For NQ contracts, we limit to two joint owners.

For the Spousal continuation feature to apply, the spouses must either be joint owners or for Single life contracts, the surviving spouse must be the sole primary beneficiary. If your EQUI-VEST(R) NQ contract has a spousal joint owner, upon transfer to the EQUI-VEST(R) At Retirement(SM) contract such joint owner will automatically become the successor owner under the EQUI-VEST(R) At Retirement(SM) contract. If there is a successor owner named on your EQUI-VEST(R) NQ contract, it will not automatically carry over to the EQUI-VEST(R) At Retirement(SM) contract because successor owner (without rights) will not be available.


Certain benefits under your contract, as described later in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. We do not permit joint annuitants unless you elect the Guaranteed withdrawal benefit for life on a Joint life basis and the contract is owned by a non-natural owner.

HOW YOU CAN MAKE YOUR CONTRIBUTIONS


Contributions to your EQUI-VEST(R) At Retirement(SM) contract can only be made through a direct transfer from an EQUI-VEST(R) traditional IRA (including QP
IRA), Roth IRA, NQ, TSA or EQUI-VEST(R) Express contract that is also owned by you.


--------------------------------------------------------------------------------
The "contract date" is the effective date of a contract. This is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution is transferred from your EQUI-VEST(R) or EQUI-VEST(R) Express(SM) contract. Your contract date will be shown in your contract. The 12-month period beginning on your contract date and each 12-month period after that date is a "contract year." The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniversary is April 30.
--------------------------------------------------------------------------------

WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?

You can choose from among the variable investment options, the guaranteed interest option and the fixed maturity options. If you elect the Guaranteed withdrawal benefit for life, your investment options will be limited to the guaranteed interest option and the AXA Allocation portfolios.

VARIABLE INVESTMENT OPTIONS

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available portfolios, their investment objectives and their advisers.

                                              Contract features and benefits  17

PORTFOLIOS OF THE TRUSTS


You should note that some portfolios have objectives and strategies that are substantially similar to those of certain funds that are purchased directly rather than under a variable insurance product such as the EQUI-VEST(R) At Retirement(SM) contract. These portfolios may even have the same manager(s) and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors may include fees and expenses; the timing of stock purchases and sales; differences in fund cash flows; and specific strategies employed by the portfolio manager.

AXA Equitable serves as the investment manager of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. AXA Equitable enters into sub-advisory agreements with investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the portfolios. As such, AXA Equitable oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The advisers for these Portfolios, listed in the chart below, are those who make the investment decisions for each Portfolio. The chart below indicates the sub-adviser(s) for each portfolio.



------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust                                                                         Investment Manager (or Sub-Advisor(s),
Portfolio Name                 Objective                                                      as applicable
------------------------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION     Seeks long-term capital appreciation.                           o AXA Equitable
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE ALLOCATION   Seeks a high level of current income.                           o AXA Equitable
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE-PLUS         Seeks current income and growth of capital, with a              o AXA Equitable
 ALLOCATION                   greater emphasis on current income.
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION       Seeks long-term capital appreciation and current income.        o AXA Equitable
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS             Seeks long-term capital appreciation and current income,        o AXA Equitable
 ALLOCATION                   with a greater emphasis on capital appreciation.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP AGGRESSIVE    Long-term growth of capital.                                    o AllianceBernstein L.P.
 EQUITY                                                                                       o Legg Mason Capital Management, Inc.
                                                                                              o MFS Investment Management
                                                                                              o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     To seek a balance of a high                                     o BlackRock Financial Management, Inc.
                              current income and capital appreciation,                        o Pacific Investment Management
                              consistent with a prudent level of risk.                          Company LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   Long-term growth of capital.                                    o A I M Capital Management, Inc.
                                                                                              o RCM Capital Management LLC
                                                                                              o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HIGH YIELD    High total return through a                                     o Pacific Investment Management
                              combination of current income and capital                         Company LLC
                              appreciation.                                                   o Post Advisory Group, LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP               Long-term growth of capital.                                    o AllianceBernstein L.P.
 INTERNATIONAL EQUITY                                                                         o J.P. Morgan Investment Management
                                                                                                Inc.
                                                                                              o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Long-term growth of capital.                                    o AllianceBernstein L.P.
 CORE EQUITY                                                                                  o Janus Capital Management LLC
                                                                                              o Thornburg Investment Management,
                                                                                                Inc.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Long-term growth of capital.                                    o AllianceBernstein L.P.
 GROWTH                                                                                       o RCM Capital Management LLC
                                                                                              o TCW Investment Management Company
------------------------------------------------------------------------------------------------------------------------------------



18 Contract features and benefits

------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust                                                                         Investment Manager (or Sub-Adviser(s),
Portfolio Name                  Objective                                                     as applicable)
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP       Long-term growth of capital.                                  o AllianceBernstein L.P.
 VALUE                                                                                        o Institutional Capital LLC
                                                                                              o MFS Investment Management
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP MID CAP         Long-term growth of capital.                                  o AllianceBernstein L.P.
 GROWTH                                                                                       o Franklin Advisers, Inc.
                                                                                              o Provident Investment Counsel, Inc.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP MID CAP VALUE   Long-term growth of capital.                                  o AXA Rosenberg Investment Management
                                                                                                LLC
                                                                                              o TCW Investment Management Company
                                                                                              o Wellington Management Company, LLP
-----------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY      Long-term growth of capital.                                  o Firsthand Capital Management, Inc.
                                                                                              o RCM Capital Management LLC
                                                                                              o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust                                                                             Investment Manager (or Sub-Adviser(s),
Portfolio Name                  Objective                                                     as applicable)
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN            Seeks to achieve long-term growth of capital.                 o AllianceBernstein L.P.
 COMMON STOCK
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN GROWTH     Seeks to provide a high total return.                         o AllianceBernstein L.P.
 AND INCOME
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN            Seeks to achieve high current income consistent with          o AllianceBernstein L.P.
 INTERMEDIATE GOVERNMENT        relative stability of principal.
 SECURITIES
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN            Seeks to achieve long-term growth of capital.                 o AllianceBernstein L.P.
 INTERNATIONAL

------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN LARGE      Seeks to achieve long-term growth of capital.                 o AllianceBernstein L.P.
 CAP GROWTH
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN QUALITY    Seeks to achieve high current income consistent with          o AllianceBernstein L.P.
 BOND                           moderate risk to capital.

------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN SMALL      Seeks to achieve long-term growth of capital.                 o AllianceBernstein L.P.
 CAP GROWTH
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN VALUE      Seeks capital appreciation.                                   o AllianceBernstein L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ARIEL APPRECIATION II        Seeks long-term capital appreciation.                         o Ariel Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/AXA ROSENBERG VALUE          Seeks to increase value through bull markets and bear         o AXA Rosenberg Investment Management
 LONG/SHORT EQUITY              markets using strategies that are designed to limit             LLC
                                exposure to general equity market risk.
------------------------------------------------------------------------------------------------------------------------------------
EQ/BOSTON ADVISORS EQUITY       Seeks a combination of growth and income to achieve an        o Boston Advisors, LLC
 INCOME                         above-average and consistent total return.
------------------------------------------------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY             Seeks long-term capital appreciation.                         o Calvert Asset Management Company,
 RESPONSIBLE                                                                                    Inc. and Bridgeway Capital
                                                                                                Management Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN GROWTH      Seeks long-term growth of capital.                            o Capital Guardian Trust Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN             To achieve long-term growth of capital.                       o Capital Guardian Trust Company
 INTERNATIONAL
------------------------------------------------------------------------------------------------------------------------------------


                                               Contract features and benefits 19

------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust                                                                             Investment Manager (or Sub-Adviser(s),
Portfolio Name                  Objective                                                     as applicable)
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN             Seeks to achieve long-term growth of capital.                 o Capital Guardian Trust Company
 RESEARCH
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.        Seeks to achieve long-term growth of capital.                 o Capital Guardian Trust Company
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAYWOOD-SCHOLL HIGH          Seeks to maximize current income.                             o Caywood-Scholl Capital Management
 YIELD BOND
------------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX             Seeks a total return before expenses that approximates        o AllianceBernstein L.P.
                                the total return performance of the S&P 500 Index,
                                including reinvestment of dividends, at a risk level
                                consistent with that of the S&P 500 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN INTERNATIONAL      Seeks capital growth and current income.                      o Evergreen Investment Management
 BOND                                                                                           Company, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA              Seeks long-term capital growth.                               o Evergreen Investment Management
                                                                                                Company, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP                   Seeks long-term growth of capital.                            o Fidelity Management & Research
                                                                                                Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP VALUE             Seeks long-term capital appreciation.                         o Fidelity Management & Research
                                                                                                Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/FRANKLIN INCOME              Seeks to maximize income while maintaining prospects          o Franklin Advisers, Inc.
                                for capital appreciation.
------------------------------------------------------------------------------------------------------------------------------------
EQ/FRANKLIN SMALL CAP VALUE     Seeks long-term total return.                                 o Franklin Advisory Services, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/GAMCO MERGERS AND            Seeks to achieve capital appreciation.                        o GAMCO Asset Management Inc.
 ACQUISITIONS
------------------------------------------------------------------------------------------------------------------------------------
EQ/GAMCO SMALL COMPANY          Seeks to maximize capital appreciation.                       o GAMCO Asset Management Inc.
 VALUE
------------------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL GROWTH         Seeks to achieve capital appreciation.                        o MFS Investment Management
------------------------------------------------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH       Seeks long-term growth of capital.                            o Janus Capital Management LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/JPMORGAN CORE BOND           Seeks to provide a high total return consistent with          o J.P. Morgan Investment Management
                                moderate risk to capital and maintenance of liquidity.          Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/JPMORGAN VALUE               Long-term capital appreciation.                               o J.P. Morgan Investment Management
 OPPORTUNITIES                                                                                  Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/LEGG MASON VALUE EQUITY      Seeks long-term growth of capital.                            o Legg Mason Capital Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/LONG TERM BOND               Seeks to maximize income and capital appreciation             o BlackRock Financial Management, Inc.
                                through investment in long-maturity debt obligations.
------------------------------------------------------------------------------------------------------------------------------------
EQ/LORD ABBETT GROWTH AND       Capital appreciation and growth of income without             o Lord, Abbett & Co. LLC
 INCOME                         excessive fluctuation in market value.
------------------------------------------------------------------------------------------------------------------------------------
EQ/LORD ABBETT LARGE CAP        Capital appreciation and growth of income with                o Lord, Abbett & Co. LLC
 CORE                           reasonable risk.
------------------------------------------------------------------------------------------------------------------------------------
EQ/LORD ABBETT MID CAP VALUE    Capital appreciation.                                         o Lord, Abbett & Co. LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS                Seeks long-term growth of capital.                            o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE          Seeks capital appreciation and secondarily, income.           o BlackRock Investment Management LLC
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------


20 Contract features and benefits

------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust                                                                             Investment Manager (or Sub-Adviser(s),
Portfolio Name                  Objective                                                     as applicable)
------------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL        Seeks to provide current income and long-term growth of       o BlackRock Investment Management
 VALUE                          income, accompanied by growth of capital.                       International Limited
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH          Seeks to provide long-term capital growth.                    o MFS Investment Management
 COMPANIES
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST          Seeks long-term growth of capital with a secondary            o MFS Investment Management
                                objective to seek reasonable current income. For purposes
                                of this Portfolio, the words "reasonable current income"
                                mean moderate income.
------------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET                 Seeks to obtain a high level of current income, preserve      o The Dreyfus Corporation
                                its assets and maintain liquidity.
------------------------------------------------------------------------------------------------------------------------------------
EQ/MONTAG & CALDWELL            Seeks to achieve capital appreciation.                        o Montag & Caldwell, Inc.
 GROWTH
------------------------------------------------------------------------------------------------------------------------------------
EQ/MUTUAL SHARES                Seeks capital appreciation, which may occasionally be         o Franklin Mutual Advisers, LLC
                                short-term, and secondarily, income.
------------------------------------------------------------------------------------------------------------------------------------
EQ/OPPENHEIMER GLOBAL           Seeks capital appreciation.                                   o OppenheimerFunds, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/OPPENHEIMER MAIN STREET      Seeks capital appreciation.                                   o OppenheimerFunds, Inc.
 SMALL CAP
------------------------------------------------------------------------------------------------------------------------------------
EQ/PIMCO REAL RETURN            Seeks maximum real return consistent with preservation        o Pacific Investment Management
                                of real capital and prudent investment management.              Company, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/SHORT DURATION BOND          Seeks current income with reduced volatility of principal.    o BlackRock Financial Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL CAP VALUE              Seeks capital appreciation.                                   o Franklin Advisors, Inc.
                                                                                              o Lazard Asset Management LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY GROWTH         Seeks to achieve capital appreciation.                        o Bear Stearns Asset Management Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX          Seeks to replicate as closely as possible (before the         o AllianceBernstein L.P.
                                deduction of portfolio expenses) the total return
                                of the Russell 2000 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/TCW EQUITY                   Seeks to achieve long-term capital appreciation.              o TCW Investment Management Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/TEMPLETON GROWTH             Seeks long-term capital growth.                               o Templeton Global Advisors Limited
------------------------------------------------------------------------------------------------------------------------------------
EQ/UBS GROWTH AND INCOME        Seeks to achieve total return through capital                 o UBS Global Asset Management
                                appreciation with income as a secondary consideration.          (Americas) Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN COMSTOCK          Capital growth and income.                                    o Morgan Stanley Investment
                                                                                                Management Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN EMERGING          Seeks long-term capital appreciation.                         o Morgan Stanley Investment
 MARKETS EQUITY                                                                                 Management  Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN MID CAP           Capital growth.                                               o Morgan Stanley Investment
 GROWTH                                                                                         Management  Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/WELLS FARGO MONTGOMERY       Seeks long-term capital appreciation.                         o Wells Capital Management Inc.
 SMALL CAP
------------------------------------------------------------------------------------------------------------------------------------


                                               Contract features and benefits 21

------------------------------------------------------------------------------------------------------------------------------------
The Universal Institutional
Funds, Inc.
Portfolio Name                  Objective                                                     Investment Manager
------------------------------------------------------------------------------------------------------------------------------------
U.S. REAL ESTATE -- CLASS II    Seeks to provide above average current income and             o Van Kampen (is the name under which
                                long-term capital appreciation by investing primarily           Morgan Stanley Investment Management
                                in equity securities of companies in the U.S. real              Inc. does business in certain
                                estate industry, including real estate investment               situations)
                                trusts.
------------------------------------------------------------------------------------------------------------------------------------


You should consider the investment objectives, risks and charges and expenses of the portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the portfolios. The prospectuses should be read carefully before investing. In order to obtain a copy of the Trust prospectus that does not accompany this prospectus, you may call one of our customer service representatives at 1 (800) 628-6673.


22 Contract features and benefits

GUARANTEED INTEREST OPTION

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under "More information" later in this Prospectus.

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

We credit interest daily to amounts in the guaranteed interest option. There are three levels of interest in effect at the same time in the guaranteed interest option:

(1) the minimum interest rate guaranteed over the life of the contract,

(2) the yearly guaranteed interest rate for the calendar year, and

(3) the current interest rate.


We set current interest rates periodically, according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before deduction of any optional benefit charges. See Appendix IV later in this Prospectus for state variations.


Depending on the state where your contract is issued, your lifetime minimum rate ranges from 1.00% to 3.00%. The data page for your contract shows the lifetime minimum rate. Check with your financial professional as to which rate applies in your state. The minimum yearly rate will never be less than the lifetime minimum rate. The minimum yearly rate for 2006 is 3.00%. Current interest rates will never be less than the yearly guaranteed interest rate.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See "Transferring your money among the investment options" later in this Prospectus for restrictions on transfers to and from the guaranteed interest option.

FIXED MATURITY OPTIONS

We offer fixed maturity options with maturity dates generally ranging from one to ten years. We will not accept allocations to a fixed maturity option if on the date the contribution or transfer is to be applied the rate to maturity is 3%. This means that at points in time there may be no fixed maturity options available. You can allocate your contributions to one or more of these fixed maturity options. However, you may not allocate more than one contribution to any one fixed maturity option. These amounts become part of a non-unitized separate account. They will accumulate interest at the "rate to maturity" for each fixed maturity option. The total amount you allocate to and accumulate in each fixed maturity option is called the "fixed maturity amount."

--------------------------------------------------------------------------------
Fixed maturity options generally range from one to ten years to maturity.
--------------------------------------------------------------------------------

The rate to maturity you will receive for each fixed maturity option is the rate to maturity in effect for new contributions allocated to that fixed maturity option on the date we apply your contribution.

On the maturity date of a fixed maturity option, your fixed maturity amount, assuming you have not made any withdrawals or transfers, will equal your contribution to that fixed maturity option plus interest, at the rate to maturity for that contribution. This is the fixed maturity option's "maturity value." Before maturity, the current value we will report for your fixed maturity amount will reflect a market value adjustment. Your current value will reflect the market value adjustment that we would make if you were to withdraw all of your fixed maturity amounts on the date of the report. We call this your "market adjusted amount."


FIXED MATURITY OPTIONS AND MATURITY DATES. We currently offer fixed maturity options ending on June 15 for maturity years ranging from one through ten. Not all of these fixed maturity options will be available for annuitant ages 76 and above. See "Allocating your contributions" below. As fixed maturity options expire, we expect to add maturity years so that generally 10 fixed maturity options are available at any time.


We will not accept allocations to a fixed maturity option if on the date the contribution or transfer is to be applied:

o you previously allocated a contribution or made a transfer to the same fixed maturity option; or

o  the rate to maturity is 3%; or

o  the fixed maturity option's maturity date is within 45 days; or

o the fixed maturity option's maturity date is later than the date annuity payments are to begin.

YOUR CHOICES AT THE MATURITY DATE. We will notify you at least 45 days before each of your fixed maturity options is scheduled to mature. At that time, you may choose to have one of the following take place on the maturity date, as long as none of the conditions listed above or in "Allocating your contributions," below would apply:

(a) transfer the maturity value into another available fixed maturity option, or into any of the variable investment options; or

(b) withdraw the maturity value.


If we do not receive your choice on or before the fixed maturity option's maturity date, we will automatically transfer your maturity value into the next available fixed maturity option (or another investment option if we are required to do so by any state regulation). As of February 15 , 2006, the next available maturity date was June 15, 2006 (see "About our fixed maturity options" in "More Information," later in this prospectus). We may change our procedures in the future.

MARKET VALUE ADJUSTMENT. If you make any withdrawals (including transfers, surrender or termination of your contract, or when we make deductions for charges) from a fixed maturity option before it matures we will make a market value adjustment, which will increase or decrease any fixed maturity amount you have in that fixed maturity option. A market value adjustment will also apply if amounts in a fixed maturity option are used to purchase any annuity payment option prior to the maturity date and may apply on payment of a death benefit. The market value adjustment, positive or negative, resulting from a withdrawal or transfer (including a deduction for charges) of a portion of the amount in the fixed maturity option will be a percentage of the market value adjustment that would apply if you were to withdraw the entire amount in that fixed maturity option. The market value adjust-


                                              Contract features and benefits  23
ment applies to the amount remaining in a fixed maturity option and does not reduce the actual amount of a withdrawal. The amount applied to an annuity payout option will reflect the application of any applicable market value adjustment (either positive or negative). We only apply a positive market value adjustment to the amount in the fixed maturity option when calculating any death benefit proceeds under your contract. The amount of the adjustment will depend on two factors:


(a) the difference between the rate to maturity that applies to the amount being withdrawn and the rate to maturity in effect at that time for new allocations to that same fixed maturity option, and

(b)  the length of time remaining until the maturity date.


In general, if interest rates rise from the time that you originally allocate an amount to a fixed maturity option to the time that you take a withdrawal, the market value adjustment will be negative. Likewise, if interest rates drop at the end of that time, the market value adjustment will be positive. Also, the amount of the market value adjustment, either up or down, will be greater the longer the time remaining until the fixed maturity option's maturity date. Therefore, it is possible that the market value adjustment could greatly reduce your value in the fixed maturity options, particularly in the fixed maturity options with later maturity dates.

We provide an illustration of the market adjusted amount of specified maturity values, an explanation of how we calculate the market value adjustment, and information concerning our general account and investments purchased with amounts allocated to the fixed maturity options, in "More information" later in this prospectus. Appendix I at the end of this prospectus provides an example of how the market value adjustment is calculated.


ALLOCATING YOUR CONTRIBUTIONS


You may allocate your contributions to one or more, or all, of the variable investment options, guaranteed interest option (subject to restrictions in certain states--see Appendix IV later in this prospectus for state variations) and fixed maturity options. Allocations must be in whole percentages and you may change your allocations at any time. No more than 25% of any contribution may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%. If an owner or annuitant is age 76 or older, you may allocate contributions to fixed maturity options with maturities of five years or less. Only one amount may be allocated to any one fixed maturity option. Also, you may not allocate amounts to fixed maturity options with maturity dates that are later than the date annuity payments are to begin.


GUARANTEED MINIMUM DEATH BENEFIT AND GUARANTEED MINIMUM INCOME BENEFIT BASE


This section does not apply if you elect GWBL. For information about the GWBL Enhanced death benefits and benefit bases, see "Guaranteed withdrawal benefit for life ("GWBL")" later in this section. The standard death benefit can only be selected with GMIB. Any of the enhanced death benefits can be selected by themselves or with GMIB.


The Guaranteed minimum death benefit base and Guaranteed minimum income benefit base (hereinafter, in this section called your "benefit base") are used to calculate the Guaranteed minimum income benefit and the death benefits as described in this section. Your benefit base is not an account value or a cash value. See also "Guaranteed minimum income benefit option" and "Guaranteed minimum death benefit" below.

STANDARD DEATH BENEFIT. Your benefit base is equal to:

o  your initial contribution and any additional contributions to the contract;
   less

o a deduction that reflects any withdrawals you make. The amount of the deduction is described under "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus.

6% ROLL-UP TO AGE 85 (USED FOR THE GREATER OF THE 6% ROLL-UP TO AGE 85 OR THE ANNUAL RATCHET TO AGE 85 ENHANCED DEATH BENEFIT AND FOR THE GUARANTEED MINIMUM INCOME BENEFIT). Your benefit base is equal to:

o  your initial contribution and any additional contributions to the contract;
   plus

o  daily roll-up; less

o a deduction that reflects any withdrawals you make. The amount of the deduction is described under "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" and the section entitled "Charges and expenses" later in this Prospectus.

The effective annual roll-up rate credited to this benefit base is:


o 6% with respect to the variable investment options (other than EQ/AllianceBernstein Intermediate Government Securities, EQ/Money Market, and EQ/Short Duration Bond); the effective annual rate may be 4% in some states. Please see Appendix IV later in this Prospectus to see what applies in your state; and


o 3% with respect to the EQ/AllianceBernstein Intermediate Government Securities, EQ/Money Market, and EQ/Short Duration Bond, the fixed maturity options, the guaranteed interest option and the loan reserve account under TSA (if applicable).

The benefit base stops rolling up after the contract anniversary following the owner's (or older joint owner's, if applicable) 85th birthday. For contracts with non-natural owners, the benefit base stops rolling up after the contract anniversary following the annuitant's 85th birthday.

ANNUAL RATCHET TO AGE 85 (USED FOR THE ANNUAL RATCHET TO AGE 85 ENHANCED DEATH BENEFIT, AND THE GREATER OF THE 6% ROLL-UP TO AGE 85 OR THE ANNUAL RATCHET TO AGE 85 ENHANCED DEATH BENEFIT AND FOR THE GUARANTEED MINIMUM INCOME BENEFIT). Your benefit base is equal to the greater of either:

o your initial contribution to the contract (plus any additional contributions),

                                       or

o your highest account value on any contract anniversary up to the contract anniversary following the owner's (or older joint owner's, if applicable) 85th birthday, plus any contributions made since the most recent ratchet occurred,

24  Contract features and benefits
                                      less

o a deduction that reflects any withdrawals you make. The amount of the deduction is described under "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus.

For contracts with non-natural owners, the last contract anniversary a ratchet could occur is based on the annuitant's age.

GREATER OF THE 6% ROLL-UP TO AGE 85 OR THE ANNUAL RATCHET TO AGE 85 ENHANCED DEATH BENEFIT AND FOR THE GUARANTEED MINIMUM INCOME BENEFIT. Your benefit base is equal to the greater of the benefit base computed for the 6% Roll-Up to age 85 or the benefit base computed for the Annual Ratchet to age 85, as described immediately above, on each contract date anniversary.

GUARANTEED MINIMUM DEATH BENEFIT/GUARANTEED MINIMUM INCOME BENEFIT ROLL-UP BENEFIT BASE RESET. If both the Guaranteed minimum income benefit AND the Greater of the 6% Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit (the "Greater of enhanced death benefit") are elected, you may reset the Roll-Up benefit base for these guaranteed benefits to equal the account value as of the 5th or later contract date anniversary. The reset amount would equal the account value as of the contract date anniversary on which you reset your Roll-Up benefit base. The 6% Roll-Up continues to age 85 on any reset benefit base.

We will send you a notice in each year that the Roll-Up benefit base is eligible to be reset, and you will have 30 days from your contract date anniversary to reset your Roll-Up benefit base. Each time you reset the Roll-Up benefit base, your Roll-Up benefit base will not be eligible for another reset for five years. If after your death your spouse continues this contract, the benefit base will be eligible to be reset either five years from the contract date or from the last reset date, if applicable. The last age at which the benefit base is eligible to be reset is owner (or older joint owner, if applicable) age 75. For contracts with non-natural owners, reset eligibility is based on the annuitant's age.


It is important to note that once you have reset your Roll-Up benefit base, a new 10 year waiting period to exercise the Guaranteed minimum income benefit will apply from the date of the reset. See "Guaranteed minimum income benefit option--Exercise rules" below for more information regarding the 10 year waiting period. Please note that in almost all cases, resetting your Roll-Up benefit base will lengthen the exercise waiting period. Also, although there is no additional charge when you reset your Roll-Up benefit base, the total dollar amount charged on future contract date anniversaries may increase as a result of the reset since the charges may be applied to a higher benefit base than would have been otherwise applied. See "Charges and expenses" later in this Prospectus. Also, owners of IRA and TSA contracts generally should not reset the Roll-Up benefit base if lifetime required minimum distributions must begin before the end of the new exercise waiting period. See "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this Prospectus.

The Roll-Up benefit base for both the Greater of enhanced death benefit and the Guaranteed minimum income benefit are reset simultaneously when you request a Roll-Up benefit base reset. You cannot elect a Roll-Up benefit base reset for one benefit and not the other.


ANNUITY PURCHASE FACTORS

Annuity purchase factors are the factors applied to determine your periodic payments under the Guaranteed minimum income benefit and annuity payout options. The Guaranteed minimum income benefit is discussed in "Guaranteed minimum income benefit option" below and annuity payout options are discussed in "Accessing your money" later in this Prospectus. Annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the owner's (and any joint owner's) age and sex in certain instances. Your contract specifies different guaranteed annuity purchase factors for the Guaranteed minimum income benefit and the annuity payout options. We may provide more favorable current annuity purchase factors for the annuity payout options but we will always use the guaranteed purchase factors to determine your periodic payments under the Guaranteed minimum income benefit.


GUARANTEED MINIMUM INCOME BENEFIT OPTION ("GMIB")


The Guaranteed minimum income benefit is available if the owner is age 55 through 75 at the time the contract is issued. If the contract is jointly owned, the Guaranteed minimum income benefit will be calculated on the basis of the older owner's age. There is an additional charge for the Guaranteed minimum income benefit which is described under "Guaranteed minimum income benefit charge" in "Charges and expenses" later in this Prospectus. Once you purchase the Guaranteed minimum income benefit, you may not voluntarily terminate this benefit.

If you elect the Guaranteed withdrawal benefit for life, the Guaranteed minimum income benefit is not available. If the owner was older than age 60 at the time an IRA or TSA contract was issued, the Guaranteed minimum income benefit may not be an appropriate feature because the minimum distributions required by tax law generally must begin before the Guaranteed minimum income benefit can be exercised.

If you elect the Guaranteed minimum income benefit option and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this Prospectus for more information.

The Guaranteed minimum income benefit guarantees you a minimum amount of fixed income under your choice of a life annuity fixed payout option or a life with a period certain payout option, subject to state availability. You choose which of these payout options you want and whether you want the option to be paid on a single or joint life basis at the time you exercise your Guaranteed minimum income benefit. The maximum period certain available under the life with a period certain payout option is 10 years. This period may be shorter, depending on the owner's age as follows:

                                              Contract features and benefits  25

--------------------------------------------------------------
                         Level payments
--------------------------------------------------------------
                                    Period certain years
                                ------------------------------
      Owner's
  age at exercise                    IRAs             NQ
--------------------------------------------------------------
  75 and younger                      10              10
        76                             9              10
        77                             8              10
        78                             7              10
        79                             7              10
        80                             7              10
        81                             7               9
        82                             7               8
        83                             7               7
        84                             6               6
        85                             5               5
--------------------------------------------------------------

We may also make other forms of payout options available. For a description of payout options, see "Your annuity payout options" in "Accessing your money" later in this Prospectus.

--------------------------------------------------------------------------------
The Guaranteed minimum income benefit should be regarded as a safety net only.
--------------------------------------------------------------------------------

When you exercise the Guaranteed minimum income benefit, the annual lifetime income that you will receive will be the greater of (i) your Guaranteed minimum income benefit which is calculated by applying your Guaranteed minimum income benefit base at guaranteed annuity purchase factors, or (ii) the income provided by applying your account value at our then current annuity purchase factors. For TSA only, we will subtract from the Guaranteed minimum income benefit base or account value any outstanding loan, including interest accrued but not paid. You may also elect to receive monthly or quarterly payments as an alternative. The payments will be less than 1/12 or 1/4 of the annual payments, respectively, due to the effect of interest compounding. The benefit base is applied only to the guaranteed annuity purchase factors under the Guaranteed minimum income benefit in your contract and not to any other guaranteed or current annuity purchase rates. The amount of income you actually receive will be determined when we receive your request to exercise the benefit.

When you elect to receive annual lifetime income, your contract will terminate and you will receive a new contract for the annuity payout option. For a discussion of when your payments will begin and end, see "Exercise of Guaranteed minimum income benefit" below.

Before you elect the Guaranteed minimum income benefit, you should consider the fact that it provides a form of insurance and is based on conservative actuarial factors. The guaranteed annuity purchase factors we use to determine your payout annuity benefit under the Guaranteed minimum income benefit are more conservative than the guaranteed annuity purchase factors we use for our standard payout annuity options. This means that, assuming the same amount is applied to purchase the benefit and that we use guaranteed annuity purchase factors to compute the benefit, each periodic payment under the Guaranteed minimum income benefit payout annuity will be smaller than each periodic payment under our standard payout annuity options. Therefore, even if your account value is less than your benefit base, you may generate more income by applying your account value to current annuity purchase factors. We will make this comparison for you when the need arises.


GUARANTEED MINIMUM INCOME BENEFIT "NO LAPSE GUARANTEE". In general, if your account value falls to zero (except, as discussed below, if your account value falls to zero due to a withdrawal that causes your total contract year withdrawals to exceed 6% of the Roll-Up benefit base), the Guaranteed minimum income benefit will be exercised automatically, based on the owner's (or older joint owner's, if applicable) current age and benefit base, as follows:


o You will be issued a supplementary contract based on a single life with a maximum 10 year period certain. Payments will be made annually starting one year from the date the account value fell to zero.

o You will have 30 days from when we notify you to change the payout option and/or the payment frequency.

The no lapse guarantee will terminate under the following circumstances:

o If your account value falls to zero due to a withdrawal that causes your total contract year withdrawals to exceed 6% of the Roll-Up benefit base (as of the beginning of the contract year);

o If your aggregate withdrawals during any contract year exceed 6% of the Roll-Up benefit base (as of the beginning of the contract year) or in the first contract year, all contributions received in the first 90 days;

o  Upon owner (or older joint owner, if applicable) reaching age 85.

Please note that if you participate in our RMD Automatic withdrawal option, an automatic withdrawal under that program will not cause the no lapse guarantee to terminate even if a withdrawal causes your total contract year withdrawals to exceed 6% of your Roll-Up benefit base.

ILLUSTRATIONS OF GUARANTEED MINIMUM INCOME BENEFIT. Assuming the 6% Roll-Up to age 85 benefit base, the table below illustrates the Guaranteed minimum income benefit amounts per $100,000 of initial contribution, for a male owner age 60 (at issue) on the contract date anniversaries indicated, who has elected the life annuity fixed payout option, using the guaranteed annuity purchase factors as of the date of this Prospectus, assuming no additional contributions, withdrawals or loans under TSA contracts, and assuming there were no allocations to the EQ/AllianceBernstein Intermediate Government Securities, EQ/Money Market, EQ/Short Duration Bond, the guaranteed interest option, the fixed maturity options or the loan reserve account.

--------------------------------------------------------------
                              Guaranteed minimum income
      Contract date            benefit -- annual income
 anniversary at exercise           payable for life
--------------------------------------------------------------
            10                         $11,891
--------------------------------------------------------------


26  Contract features and benefits

--------------------------------------------------------------
                              Guaranteed minimum income
      Contract date            benefit -- annual income
 anniversary at exercise           payable for life
--------------------------------------------------------------
            15                          $18,597
--------------------------------------------------------------


EXERCISE OF GUARANTEED MINIMUM INCOME BENEFIT. On each contract date anniversary that you are eligible to exercise the Guaranteed minimum income benefit, we will send you an eligibility notice illustrating how much income could be provided as of the contract date anniversary. You must notify us within 30 days following the contract date anniversary if you want to exercise the Guaranteed minimum income benefit. You must return your contract to us, along with all required information, within 30 days following your contract date anniversary in order to exercise this benefit. Upon exercise of the Guaranteed minimum income benefit, the owner will become the annuitant, and the contract will be annuitized on the basis of the owner's life. You will begin receiving annual payments one year after the annuity payout contract is issued. If you choose monthly or quarterly payments, you will receive your payment one month or one quarter after the annuity payout contract is issued. You may choose to take a withdrawal prior to exercising the Guaranteed minimum income benefit, which will reduce your payments. You may not partially exercise this benefit. See "Accessing your money" under "Withdrawing your account value" later in this Prospectus. Payments end with the last payment before the annuitant's (or joint annuitant's, if applicable) death or if later, the end of the period certain (where the payout option chosen includes a period certain).

EXERCISE RULES.

You are eligible to exercise the Guaranteed minimum income benefit within 30 days following each contract date anniversary beginning with the 10th contract date anniversary.

Please note:

(i) the latest date you may exercise the Guaranteed minimum income benefit is within 30 days following the contract date anniversary following your 85th birthday;

(ii) if you were age 75 when the contract was issued or the Roll-Up benefit base was reset, the only time you may exercise the Guaranteed minimum income benefit is within 30 days following the contract date anniversary following your attainment of age 85;


(iii) for EQUI-VEST(R) At Retirement(SM) TSA contracts, you may exercise the Guaranteed minimum income benefit only if you effect a rollover of the TSA contract to an EQUI-VEST(R) At Retirement(SM) IRA. This process must be completed within the 30-day timeframe following the contract date anniversary in order for you to be eligible to exercise;


(iv) if you reset the Roll-Up benefit base (as described earlier in this section), your new exercise waiting period will be 10 years from the date of the last reset. Please note that in almost all cases, resetting your Roll-Up benefit base will lengthen the waiting period;

(v) a spouse beneficiary or younger spouse joint owner under Spousal continuation may only continue the Guaranteed minimum income benefit if the contract is not past the last date on which the original owner could have exercised the benefit. In addition, the spouse beneficiary or younger spouse joint owner must be eligible to continue the benefit and to exercise the benefit under the applicable exercise rule (described in the above bullets) using the following additional rules. The spouse beneficiary or younger spouse joint owner's age on the date of the owner's death replaces the owner's age at issue for purposes of determining the availability of the benefit and which of the exercise rules applies.
      The original contract issue date will continue to apply for purposes of the exercise rules.

(vi) if the contract is jointly owned, you can elect to have the Guaranteed minimum income benefit paid either: (a) as a joint life benefit or (b) as a single life benefit paid on the older owner's age; and

(vii) if the contract is owned by a trust or other non-natural person, eligibility to elect or exercise the Guaranteed minimum income benefit is based on the annuitant's age, rather than the owner's.

See "Effect of the owner's death" under "Payment of death benefit" later in this Prospectus for more information.

Please see both "Insufficient account value" in "Determining your contract value" and "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" and the section entitled "Charges and expenses" later in this Prospectus for more information on these guaranteed benefits.

GUARANTEED MINIMUM DEATH BENEFIT

This section does not apply if you elect GWBL. For information about the GWBL death benefits and benefit bases, see "Guaranteed withdrawal benefit for life ("GWBL")" later in this section.

Your contract provides a death benefit. If you do not elect one of the enhanced death benefits described below, the death benefit is equal to your account value (without adjustment for any otherwise applicable negative market value adjustment) as of the date we receive satisfactory proof of death, any required instructions for the method of payment, information and forms necessary to effect payment, OR the standard death benefit, whichever provides the higher amount. The standard death benefit is equal to your total contributions adjusted for any withdrawals. The standard death benefit, available at no additional charge, may be elected only in conjunction with the Guaranteed minimum income benefit. Once your contract is issued, you may not change or voluntarily terminate your death benefit.

For an additional charge, you may elect one of the enhanced death benefits. If you elect one of the enhanced death benefits, (not including the GWBL Enhanced death benefit) the death benefit is equal to your account value (without adjustment for any otherwise applicable negative market value adjustment) as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, information and forms necessary to effect payment, OR your elected enhanced death benefit on the date of the owner's (or older joint owner's, if applicable)

                                              Contract features and benefits  27
death adjusted for any subsequent withdrawals, whichever provides the higher amount. See "Payment of death benefit" later in this Prospectus for more information.

If you elect one of the enhanced death benefit options described below and change ownership of the contract, generally the benefit will automatically terminate, except under certain circumstances. If this occurs, any enhanced death benefit elected will be replaced with the standard death benefit. For contracts with non-natural owners, the death benefit will be payable upon the death of the annuitant. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this Prospectus for more information.

OPTIONAL ENHANCED DEATH BENEFITS APPLICABLE FOR OWNER (OR OLDER JOINT OWNER, IF APPLICABLE) AGES 55 THROUGH 75 AT ISSUE. FOR CONTRACTS WITH NON-NATURAL OWNERS, THE AVAILABLE DEATH BENEFITS ARE BASED ON THE ANNUITANT'S AGE.


Subject to state availability, you may elect one of the following enhanced death benefits (see Appendix IV later in this Prospectus for state availability of these benefits):


o  Annual Ratchet to age 85.

o  The greater of the 6% Roll-Up to age 85 or the Annual Ratchet to age 85.

Each enhanced death benefit is equal to its corresponding benefit base described earlier in "Guaranteed minimum death benefit and Guaranteed minimum income benefit base." Once you have made your enhanced death benefit election, you may not change it.

Please see both "Insufficient account value" in "Determining your contract value" and "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit " in "Accessing your money" later in this Prospectus for more information on these guaranteed benefits.


See Appendix II later in this Prospectus for an example of how we calculate an enhanced death benefit.


GUARANTEED WITHDRAWAL BENEFIT FOR LIFE ("GWBL")

For an additional charge, the Guaranteed withdrawal benefit for life ("GWBL") guarantees that you can take withdrawals up to a maximum amount per year (your "Guaranteed annual withdrawal amount"). You may elect one of our automated payment plans or you may take lump sum withdrawals. All withdrawals reduce your account value and Guaranteed minimum death benefit. See "Accessing your money" later in this Prospectus. Your investment options will be limited to the guaranteed interest option and the AXA Allocation portfolios.

You may buy this benefit on a single life ("Single life") or a joint life ("Joint life") basis. Under a Joint life contract, lifetime withdrawals are guaranteed for the life of both the owner and successor owner (or annuitant and joint annuitant, as applicable).


The successor owner must be the owner's spouse. If your EQUI-VEST(R) contract has a spousal joint owner, upon transfer to the EQUI-VEST(R) At Retirement(SM) contract, such joint owner will automatically become the successor owner under the EQUI-VEST(R) At Retirement(SM) contract. If you and the successor owner are no longer married, you may either: (i) drop the original successor owner or (ii) replace the original successor owner with your new spouse. This can only be done before the first withdrawal is made from the contract. After the first withdrawal, the successor owner can be dropped but cannot be replaced. If the successor owner is dropped after withdrawals begin, the charge will continue based on a Joint life basis. For NQ contracts, you have the option to designate the successor owner as a joint owner.


For Joint life contracts owned by a non-natural owner, a joint annuitant may be named at contract issue only. The annuitant and joint annuitant must be spouses. If the annuitant and joint annuitant are no longer married, you may either: (i) drop the joint annuitant or (ii) replace the original joint annuitant with the annuitant's new spouse. This can only be done before the first withdrawal. After the first withdrawal, the joint annuitant may be dropped but cannot be replaced. If the joint annuitant is dropped after withdrawals begin, the charge continues based on a Joint life basis. Joint annuitants are not permitted under any other contracts.

Joint life TSA contracts are not permitted. For NQ contracts with two owners, the GWBL benefit cannot be elected if the owners are not spouses.

The cost of the GWBL benefit will be deducted from your account value on each contract date anniversary. Please see "Guaranteed withdrawal benefit for life benefit charge" in "Charges and expenses" later in this Prospectus for a description of the charge.

You should not purchase this benefit if:

o You plan to take withdrawals in excess of your Guaranteed annual withdrawal amount because those withdrawals may significantly reduce or eliminate the value of the benefit (see "Effect of Excess withdrawals" below in this section);

o  You are interested in long term accumulation rather than taking withdrawals;
   or

o You plan to use it for withdrawals prior to age 59-1/2, as the taxable amount of the withdrawal will be includible in income and subject to an additional 10% federal income tax penalty, as discussed later in this Prospectus.

For traditional IRAs and TSA contracts, you may take your lifetime required minimum distributions ("RMDs") without losing the value of the GWBL benefit, provided you comply with the conditions described under "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this Prospectus, including utilizing our RMD Automatic withdrawal option. If you do not expect to comply with these conditions, this benefit may have limited usefulness for you and you should consider whether it is appropriate. Please consult your tax adviser.

GWBL BENEFIT BASE

At issue, your GWBL benefit base is equal to your initial contribution and will increase or decrease, as follows:

o Your GWBL benefit base increases by the dollar amount of any subsequent contributions.


28  Contract features and benefits

o Your GWBL benefit base may be increased on each contract date anniversary, as described below under "Annual ratchet" and "5% deferral bonus."

o Your GWBL benefit base is not reduced by withdrawals except those withdrawals that cause total withdrawals in a contract year to exceed your Guaranteed annual withdrawal amount ("Excess withdrawal"). See "Effect of Excess withdrawals" below in this section.

GUARANTEED ANNUAL WITHDRAWAL AMOUNT

Your initial Guaranteed annual withdrawal amount is equal to a percentage of the GWBL benefit base. The initial applicable percentage ("Applicable percentage") is based on the owner's age at the time of the first withdrawal. For Joint life contracts, the initial Applicable percentage is based on the age of the owner or successor owner, whoever is younger at the time of the first withdrawal. For contracts held by non-natural owners, the initial Applicable percentage is based on the annuitant's age or the younger annuitant's age, if applicable, at the time of the first withdrawal. If your GWBL benefit base ratchets, as described below in this section under "Annual Ratchet," on any contract anniversary after you begin taking withdrawals, your Applicable percentage may increase based on your attained age at the time of the ratchet. The Applicable percentages are as follows:

--------------------------------------------------------
Age                     Applicable percentage
--------------------------------------------------------
55-64                   4.0%
65-74                   5.0%
75-84                   6.0%
85 and older            7.0%
--------------------------------------------------------

We will recalculate the Guaranteed annual withdrawal amount on each contract date anniversary and as of the date of any subsequent contribution or Excess withdrawal, as described below under "Effect of Excess withdrawals" and "Subsequent contributions". The withdrawal amount is guaranteed never to decrease as long as there are no Excess withdrawals.

Your Guaranteed annual withdrawals are not cumulative. If you withdraw less than the Guaranteed annual withdrawal amount in any contract year, you may not add the remainder to your Guaranteed annual withdrawal amount in any subsequent year.

EFFECT OF EXCESS WITHDRAWALS

An Excess withdrawal is caused when you withdraw more than your Guaranteed annual withdrawal amount in any contract year. Once a withdrawal causes cumulative withdrawals in a contract year to exceed your Guaranteed annual withdrawal amount, the entire amount of that withdrawal and each subsequent withdrawal in that contract year are considered Excess withdrawals.

An Excess withdrawal can cause a significant reduction in both your GWBL benefit base and your Guaranteed annual withdrawal amount. If you make an Excess withdrawal, we will recalculate your GWBL benefit base and the Guaranteed annual withdrawal amount, as follows:

     o The GWBL benefit base is reset as of the date of the Excess withdrawal to equal the lesser of: (i) the GWBL benefit base immediately prior to the Excess withdrawal and (ii) the account value immediately following the Excess withdrawal.

     o The Guaranteed annual withdrawal amount is recalculated to equal the Applicable percentage multiplied by the reset GWBL benefit base.

You should not purchase this contract if you plan to take withdrawals in excess of your Guaranteed annual withdrawal amount as such withdrawals may significantly reduce or eliminate the value of the GWBL benefit. If your account value is less than your GWBL benefit base (due, for example, to negative market performance), an Excess withdrawal, even one that is only slightly more than your Guaranteed annual withdrawal amount, can significantly reduce your GWBL benefit base and the Guaranteed annual withdrawal amount.

For example, assume your GWBL benefit base is $100,000 and your account value is $80,000 when you decide to begin taking withdrawals at age 65. Your Guaranteed annual withdrawal amount is equal to $5,000 (5.0% of $100,000). You take an initial withdrawal of $8,000. Since your GWBL benefit base is immediately reset to equal the lesser of your GWBL benefit base prior to the Excess withdrawal ($100,000) and your account value immediately following the Excess withdrawal ($80,000 minus $8,000), your GWBL benefit base is now $72,000. In addition, your Guaranteed annual withdrawal amount is reduced to $3,600 (5.0% of $72,000), instead of the original $5,000. See "How withdrawals affect your GWBL and GWBL Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus.

You should note that an Excess withdrawal that reduces your account value to zero terminates the contract, including all benefits, without value. See "Insufficient account value" in "Determining your contract value" later in this Prospectus.

In general, if you purchase this contract as a traditional IRA or TSA and participate in our RMD Automatic withdrawal option, an automatic withdrawal under that program will not cause an Excess withdrawal, even if it exceeds your Guaranteed annual withdrawal amount. For more information, see "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this Prospectus. Loans are not available under TSA contracts if GWBL is elected.

ANNUAL RATCHET


Your GWBL benefit base is recalculated on each contract date anniversary to equal the greater of: (i) the account value and (ii) the most recent GWBL benefit base. If your account value is greater, we will ratchet up your GWBL benefit base to equal your account value. If your GWBL benefit base ratchets on any contract anniversary after you begin taking withdrawals, your Applicable percentage may increase based on your attained age at the time of the ratchet. Your Guaranteed annual withdrawal amount will also be increased, if applicable, to equal your Applicable percentage times your new GWBL benefit base.


If your GWBL benefit base ratchets, we may increase the charge for the benefit. Once we increase the charge, it is increased for the life of the contract. We will permit you to opt out of the ratchet if the charge increases. If you choose to opt out, your charge will stay the same but your GWBL benefit base will no longer ratchet. Upon request, we will permit you to accept a GWBL benefit base ratchet with the charge

                                              Contract features and benefits  29
increase on a subsequent contract anniversary. For a description of the charge increase, see "Guaranteed withdrawal benefit for life benefit charge" in "Charges and expenses" later in this Prospectus.

5% DEFERRAL BONUS

At no additional charge, during the first ten contract years, in each year you have not taken a withdrawal, we will increase your GWBL benefit base by an amount equal to 5% of your total contributions. If the Annual Ratchet (as discussed immediately above) occurs on any contract date anniversary, for the next and subsequent contract years, the bonus will be 5% of the most recent ratcheted GWBL benefit base plus any subsequent contributions. If the GWBL benefit base is reduced due to an Excess withdrawal, the 5% deferral bonus will be calculated using the reset GWBL benefit base plus any applicable contributions. The deferral bonus generally excludes contributions made in the prior 12 months. In the first contract year, the deferral bonus is determined using all contributions received in the first 90 days of the contract year.


On any contract date anniversary on which you are eligible for a bonus, we will calculate the applicable bonus amount. If, when added to the current GWBL benefit base, the amount is greater than your account value, that amount will become your new GWBL benefit base. If that amount is less than or equal to your account value, your GWBL benefit base will be ratcheted to equal your account value, and the 5% deferral bonus will not apply. If you opt out of the Annual Ratchet (as discussed immediately above), the 5% deferral bonus will still apply.


SUBSEQUENT CONTRIBUTIONS

If you elect GWBL, subsequent contributions are not permitted after the later of: (i) the end of the first contract year and (ii) the date the first withdrawal is taken.

Anytime you make a subsequent contribution, your GWBL benefit base will be increased by the dollar amount of the contribution. Your Guaranteed annual withdrawal amount will be equal to the Applicable percentage of the increased GWBL benefit base.

GWBL GUARANTEED MINIMUM DEATH BENEFIT

There are two guaranteed minimum death benefits available if you elect the GWBL option: (i) the GWBL Standard death benefit, which is available at no additional charge for owner issue ages 55-85, and (ii) the GWBL Enhanced death benefit, which is available for an additional charge for owner issue ages 55-75.

The GWBL Standard death benefit is equal to the GWBL Standard death benefit base. The GWBL Standard death benefit base is equal to your initial contribution and any subsequent contributions less a deduction that reflects any withdrawals you make (see "How withdrawals affect your GWBL and GWBL Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus).

The GWBL Enhanced death benefit is equal to the GWBL Enhanced death benefit base.

Your initial GWBL Enhanced death benefit base is equal to your initial contribution and will increase or decrease, as follows:

o Your GWBL Enhanced death benefit base increases by the dollar amount of any subsequent contribution;

o Your GWBL Enhanced death benefit base increases to equal your account value if your GWBL benefit base is ratcheted, as described above in this section;

o Your GWBL Enhanced death benefit base increases by any 5% deferral bonus, as described above in this section; and

o Your GWBL Enhanced death benefit base decreases by an amount which reflects any withdrawals you make.

See "How withdrawals affect your GWBL and GWBL Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus.

If you elect either the GWBL Standard death benefit or the GWBL Enhanced death benefit, the death benefit is equal to your account value (without adjustment for any otherwise applicable market value adjustment) as of the date we receive satisfactory proof of death, any required instructions for method of payment, information and forms necessary to effect payment or the applicable GWBL Guaranteed minimum death benefit on the date of the owner's death (adjusted for any subsequent withdrawals), whichever provides a higher amount.

EFFECT OF YOUR ACCOUNT VALUE FALLING TO ZERO


If your account value falls to zero due to an Excess withdrawal, we will terminate your contract and you will receive no further payments or benefits. If an Excess withdrawal results in a withdrawal that equals more than 90% of your cash value or reduces your cash value to less than $500, we will treat your request as a surrender of your contract even if your GWBL benefit base is greater than zero.


However, if your account value falls to zero, either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges, please note the following:


o Your EQUI-VEST(R) At Retirement(SM) contract terminates and you will receive a supplementary life annuity contract setting forth your continuing benefits. The owner of the EQUI-VEST(R) At Retirement(SM) contract will be the owner and annuitant. The successor owner, if applicable, will be the joint annuitant. If the owner is non-natural, the annuitant and joint annuitant, if applicable, will be the same as under your EQUI-VEST(R) At Retirement(SM) contract.


o   No subsequent contributions will be permitted.

o If you were taking withdrawals through the "Maximum payment plan," we will continue the scheduled withdrawal payments on the same basis.

o If you were taking withdrawals through the "Customized payment plan" or in unscheduled lump sums, we will pay the balance of the Guaranteed annual withdrawal amount for that contract year in a lump sum. Payment of the Guaranteed annual withdrawal amount will begin on the next contract date anniversary.

o Payments will continue at the same frequency for Single or Joint life contracts, as applicable, or annually if automatic payments were not being made.

o Any guaranteed minimum death benefit remaining under the original contract will be carried over to the supplementary life annuity contract. The death benefit will no longer grow and will be reduced


30  Contract features and benefits
    on a dollar for dollar basis as payments are made. If there is any remaining death benefit upon the death of the owner and successor owner, if applicable, we will pay it to the beneficiary.

o The charge for the Guaranteed withdrawal benefit for life and the GWBL Enhanced death benefit will no longer apply.


o If at the time of your death the Guaranteed annual withdrawal amount was being paid to you as a supplementary life annuity contract, your beneficiary may not elect the Beneficiary continuation option.


OTHER IMPORTANT CONSIDERATIONS

o This benefit may be of limited usefulness to you if you do not intend to take any withdrawals.

o Excess withdrawals can significantly reduce or completely eliminate the value of the GWBL and GWBL Enhanced death benefit. See "Effect of Excess withdrawals" above in this section and "How withdrawals affect your GWBL and GWBL Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus.

o Withdrawals are not considered annuity payments for tax purposes, and may be subject to an additional 10% Federal income tax penalty before age 59-1/2. See "Tax information" later in this Prospectus.

o All withdrawals reduce your account value and Guaranteed minimum death benefit. See "How withdrawals are taken from your account value" and "How withdrawals affect your Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus.

o If you withdraw less than the Guaranteed annual withdrawal amount in any contract year, you may not add the remainder to your Guaranteed annual withdrawal amount in any subsequent year.

o The GWBL benefit terminates if the contract is continued under the beneficiary continuation option or under the Spousal continuation feature if the spouse is not the successor owner.

o If you surrender your contract to receive its cash value and your cash value is greater than your Guaranteed annual withdrawal amount, all benefits under the contract will terminate, including the GWBL benefit.

o   If you transfer ownership of this contract, you terminate the GWBL benefit.

o Withdrawals are available under other annuity contracts we offer and this contract without purchasing a withdrawal benefit.

o For IRA and TSA contracts, if you have to take a required minimum distribution ("RMD") and it is your first withdrawal under the contract, the RMD will be considered your "first withdrawal" for the purposes of establishing your GWBL Applicable percentage.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS


If for any reason you are not satisfied with your contract, you may return it to us for a refund or reinstate your original EQUI-VEST(R) contract. To exercise this cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this "free look" period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix IV to find out what applies in your state.


For contributions allocated to the variable investment options, your refund will equal your contributions, reflecting any investment gain or loss that also reflects the daily charges we deduct. For contributions allocated to the guaranteed interest option, your refund will equal the amount of the contributions but will not include interest. For contributions allocated to the fixed maturity options, your refund will equal the amount of the contribution allocated to the fixed maturity options reflecting any positive or negative market value adjustments. Some states require that we refund the full amount of your contribution (not including any investment gain or loss, interest, or market value adjustment). For an IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

If you reside in the state of California and you are age 60 or older at the time the contract is issued, you may return your variable annuity contract within 30 days from the date that you receive it and receive a refund as described below.

If you allocate your entire initial contribution to the EQ/Money Market option (and/or guaranteed interest option), the amount of your refund will be equal to your contribution less interest, unless you make a transfer, in which case the amount of your refund will be equal to your account value on the date we receive your request to cancel at our processing office. This amount could be less than your initial amount. If you allocate any portion of your initial contribution to the variable investment options (other than the EQ/Money Market option) and/or fixed maturity options, your refund will be equal to your account value on the date we receive your request to cancel at our processing office.

We may require that you wait six months before you may apply for a contract with us again if:

o  you cancel your contract during the free look period; or

o  you change your mind before you receive your contract.


If you cancel your EQUI-VEST(R) At Retirement(SM) contract during the free look period and choose to reinstate your EQUI-VEST(R) contract, the death benefit under your EQUI-VEST(R) contract will be restored to its value before the transfer to the EQUI-VEST(R) At Retirement(SM) contract occurred. Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.


Our processing office, or your financial professional, can provide you with the cancellation instructions.

                                              Contract features and benefits  31

2. Determining your contract's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE AND CASH VALUE

Your "account value" is the total of the values you have in: (i) the variable investment options; (ii) the guaranteed interest option; (iii) market adjusted amounts in the fixed maturity options; and (iv) the loan reserve account (applicable to TSA contracts only).

Your contract also has a "cash value." At any time before annuity payments begin, your contract's cash value is equal to the account value, less: (i) the total amount or a pro rata portion of optional benefit charges; and (ii) the amount of any outstanding loan plus accrued interest (applicable to TSA contracts only). Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS

Each variable investment option invests in shares of a corresponding portfolio. Your value in each variable investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option, less daily charges for:

(i)   mortality and expense;

(ii)  administrative expenses; and

(iii) distribution charges.

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i)   increased to reflect subsequent contributions;

(ii)  decreased to reflect a withdrawal;

(iii) increased to reflect a transfer into, or decreased to reflect a transfer out of, a variable investment option; or

(iv) increased or decreased to reflect a transfer of your loan amount from or to the loan reserve account under a TSA contract.

In addition, when we deduct the enhanced death benefit, Guaranteed minimum income benefit and/or Guaranteed withdrawal benefit for life charges, the number of units credited to your contract will be reduced. A description of how unit values are calculated is found in the SAI.

YOUR CONTRACT'S VALUE IN THE GUARANTEED INTEREST OPTION

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus withdrawals out of the option, and charges we deduct.

YOUR CONTRACT'S VALUE IN THE FIXED MATURITY OPTIONS

Your value in each fixed maturity option at any time before the maturity date is the market adjusted amount in each option, which reflects withdrawals out of the option and charges we deduct. This is equivalent to your fixed maturity amount increased or decreased by the market value adjustment. Your value, therefore, may be higher or lower than your contributions (less withdrawals) accumulated at the rate to maturity. At the maturity date, your value in the fixed maturity option will equal its maturity value, provided there have been no withdrawals or transfers.

INSUFFICIENT ACCOUNT VALUE

Your contract will terminate without value if your account value is insufficient to pay any applicable charges when due. Your account value could become insufficient due to withdrawals and/or poor market performance. Upon such termination, you will lose all your rights under your contract and any applicable guaranteed benefits, except as discussed below.


See Appendix IV later in this Prospectus for any state variations with regard to terminating your contract.


GUARANTEED MINIMUM INCOME BENEFIT NO LAPSE GUARANTEE. In certain circumstances, even if your account value falls to zero, your Guaranteed minimum income benefit will still have value. Please see "Contract features and benefits" earlier in this Prospectus for information on this feature.

GUARANTEED WITHDRAWAL BENEFIT FOR LIFE. If you elect the Guaranteed withdrawal benefit for life and your account value falls to zero due to a GWBL Excess withdrawal, we will terminate your contract and you will receive no payment or supplementary life annuity contract, even if your GWBL benefit base is greater than zero. If, however, your account value falls to zero, either due to a withdrawal or surrender that is not a GWBL Excess withdrawal or due to a deduction of charges, the benefit will still have value. See "Contract features and benefits" earlier in this Prospectus.

32  Determining your contract's value

3. Transferring your money among investment options

--------------------------------------------------------------------------------

TRANSFERRING YOUR ACCOUNT VALUE

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following:

o If an owner or annuitant is age 76 or older, you must limit your transfers to fixed maturity options with maturities of five years or less.

o We will not accept allocations to a fixed maturity option if on the date the contribution or transfer is to be applied, the rate to maturity is 3%. Also, the maturity dates may be no later than the date annuity payments are to begin.

o If you already have an amount in a fixed maturity option, you may not add additional amounts to that same option.

o If you make transfers out of a fixed maturity option other than at its maturity date, the transfer may cause a market value adjustment.

o A transfer into the guaranteed interest option will not be permitted if such transfer would result in more than 25% of the account value being allocated to the guaranteed interest option, based on the account value as of the previous business day.

In addition, we reserve the right to restrict transfers among variable investment options including limitations on the number, frequency, or dollar amount of transfers. Our current transfer restrictions are set forth in the "Disruptive transfer activity" section below.

The maximum amount that may be transferred from the guaranteed interest option to any investment option (including amounts transferred pursuant to the fixed-dollar option and interest sweep option dollar cost averaging programs described under "Dollar Cost Averaging" below in this section) in any contract year is the greatest of:

(a) 25% of the amount you have in the guaranteed interest option on the last day of the prior contract year; or

(b) the total of all amounts transferred at your request from the guaranteed interest option to any of the Investment options in the prior contract year; or

(c) 25% of amounts transferred or allocated to the guaranteed interest option during the current contract year.

From time to time, we may remove the restrictions regarding transferring amounts out of the guaranteed interest option. If we do so, we will tell you. We will also tell you at least 45 days in advance of the day that we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the guaranteed interest option causes a violation of the 25% outbound restriction, that dollar cost averaging program will be terminated for the current contract year. A new dollar cost averaging program can be started in the next or subsequent contract years.

You may request a transfer in writing, by telephone using TOPS or through EQAccess. You must send in all written transfer requests directly to our processing office. Transfer requests should specify:

(1)  the contract number,

(2) the dollar amounts or percentages of your current account value to be transferred, and

(3)  the investment options to and from which you are transferring.

We will confirm all transfers in writing.

DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying

                            Transferring your money among investment options  33
portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying portfolios that are part of AXA Premier VIP Trust and EQ Advisors Trust (the "affiliated trusts"), as well as an investment option with an underlying portfolio of an outside trust with which AXA Equitable has entered a participation agreement (the "unaffiliated trust" and, collectively with the affiliated trusts, the "trusts"). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us contract owner trading activity. The affiliated trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. The unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If the unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. In most cases, each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

When a contract owner is identified as having engaged in a potentially disruptive transfer under the contract for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, no trust available under the contract had implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

DOLLAR COST AVERAGING

We offer a variety of dollar cost averaging programs. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term. These plans of investing, however, do not guarantee that you will earn a profit or be protected against losses. You may not make transfers to the fixed maturity options or the guaranteed interest option under a dollar cost averaging program.

--------------------------------------------------------------------------------
Units measure your value in each variable investment option.
--------------------------------------------------------------------------------


GENERAL DOLLAR COST AVERAGING PROGRAM. If your value in the EQ/Money Market option is at least $2,000, you may choose, at any time, to have amounts transferred from that option to the other variable investment options on a monthly basis. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market option have been transferred out. The minimum amount that we will transfer each time is $50. The maximum amount we will transfer is equal to your value in the EQ/Money Market option at the time the program is elected, divided by the number of transfers scheduled to be made.


If, on any transfer date, your value in the EQ/Money Market option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.



If you elect the Guaranteed withdrawal benefit for life, general dollar cost averaging is not available.

INVESTMENT SIMPLIFIER

You may choose from two automatic options for transferring amounts from the guaranteed interest option to the variable investment options. The transfer options are the "fixed-dollar option" and the "interest sweep." You may select one or the other, but not both. If you elect to use rebalancing option II (discussed below), you may not choose either of the investment simplifier options.

FIXED-DOLLAR OPTION. Under this option you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the variable investment options of your choice (only AXA Allocation portfolios are available if you select GWBL). Transfers will be


34 Transferring your money among investment options made on a monthly basis. You can specify the number of monthly transfers or instruct us to continue to make monthly transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. You also must elect to transfer at least $50 per month. The fixed-dollar option is subject to the guaranteed interest option transfer limitation described above under "Transferring your account value."

INTEREST SWEEP. Under the interest sweep, we will make transfers on a monthly basis from amounts in the guaranteed interest option into the variable investment options of your choice (only the AXA Allocation portfolios are available if you select GWBL). The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election and on the last business day of each month thereafter to participate in the interest sweep option.

WHEN YOUR PARTICIPATION IN THE INVESTMENT SIMPLIFIER WILL END. Your participation in the investment simplifier will end:

o Under the fixed-dollar option, when either the number of designated monthly transfers have been completed or the amount you have available in the guaranteed interest option has been transferred out.

o Under the interest sweep, when the amount you have in the guaranteed interest option falls below $7,500 (determined on the last business day of the month) for two months in a row.

o Under either option, on the date we receive at our processing office, your written request to cancel automatic transfers, or on the date your contract terminates.

REBALANCING YOUR ACCOUNT VALUE

Our rebalancing program offers two options that you can use to automatically reallocate your account value. Option I permits reallocation among the variable investment options only and option II permits reallocation among the variable investment options and the guaranteed interest option. You must tell us:

(a) in whole percentages only, the percentage you want invested in each variable investment option (and the guaranteed interest option, if applicable), and

(b) how often you want the rebalancing to occur (quarterly, semian nually, or annually).

While your rebalancing program is in effect, we will transfer amounts among each variable investment option (and the guaranteed interest option, if applicable), so that the percentage of your account value that you specify is invested in each option at the end of each rebalancing date. Your entire account value in the variable investment options (and guaranteed interest option, if applicable) must be included in the rebalancing program. Transfer restrictions out of the guaranteed interest option may apply in accordance with (a), (b) and (c) under "Transferring your account value," above, in this section. The initial transfer under the rebalancing program (based on your account value as of the day before the program is established) is not permitted to cause the transfer restrictions to be violated, and any rebalancing election that would be a violation of the transfer restrictions will not be put into effect. However, if the program can be established, once it is in effect, the transfer restrictions will be waived for the rebalancing transfers.

--------------------------------------------------------------------------------
Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your financial professional before electing the program.
--------------------------------------------------------------------------------

You may elect the rebalancing program at any time. To be eligible, you must have
(i) at least $5,000 of account value in the variable investment options for option I, or (ii) at least $5,000 of account value in the variable investment options and the guaranteed interest option, combined for option II. Rebalancing is not available for amounts you have allocated in the fixed maturity options.

If you elect to use option II, you may not choose either of the investment simplifier automatic options.

If you request a transfer while the rebalancing program is in effect, we will process the transfer as requested. The rebalancing program will then remain in effect unless you request in writing that it be cancelled.

You may change your allocation instructions or cancel the program at any time.

For TSA contracts with outstanding loans only, on any rebalancing date where the amount to be transferred from the guaranteed interest option would cause a transfer from the Loan Reserve Account (which is part of the guaranteed interest option), the rebalancing program will be automatically cancelled. (See "Loans under TSA contracts" in "Accessing your money," later in this Prospectus.)


                            Transferring your money among investment options  35

4. Accessing your money

--------------------------------------------------------------------------------

WITHDRAWING YOUR ACCOUNT VALUE

You have several ways to withdraw your account value before annuity payments begin. The table below shows the methods available under each type of contract. More information follows the table.

Please see "Insufficient account value" in "Determining your contract value" earlier in this Prospectus and "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" and "How withdrawals affect your GWBL and GWBL Guaranteed minimum death benefit" below for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.


--------------------------------------------------------------------------------
                                         Method of withdrawal
                        --------------------------------------------------------
                                                                      Lifetime
                                                                      required
                                                   Substantially       minimum
Contract                   Partial    Systematic       equal        distribution
--------------------------------------------------------------------------------
NQ                           Yes          Yes           Yes             No
--------------------------------------------------------------------------------
IRA                          Yes          Yes           Yes             Yes
--------------------------------------------------------------------------------
Roth IRA                     Yes          Yes           Yes             No
--------------------------------------------------------------------------------
TSA                          Yes          Yes           Yes             Yes
--------------------------------------------------------------------------------


GWBL AUTOMATIC PAYMENT PLANS
(For contracts with GWBL only)

You may take automatic withdrawals under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary.

You may elect either the Maximum payment plan or the Customized payment plan at any time. You must wait at least 28 days from contract issue before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month.


MAXIMUM PAYMENT PLAN. Our Maximum payment plan provides for the withdrawal of the Guaranteed annual withdrawal amount in scheduled payments. The amount of the withdrawal will increase on contract anniversaries with any Annual ratchet. The amount of your withdrawals under the Maximum payment plan are increased due to the 5% deferral bonus.


If you elect the Maximum payment plan and start monthly or quarterly payments after the beginning of a contract year, the payments you take that year will be less than your Guaranteed annual withdrawal amount.

If you take a partial withdrawal while the Maximum payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary.


CUSTOMIZED PAYMENT PLAN. Our Customized payment plan provides for the withdrawal of a fixed amount not greater than the Guaranteed annual withdrawal amount in scheduled payments. The amount of the withdrawal will not be increased on contract date anniversaries with the Annual ratchet. The amount of your withdrawals under the Customized payment plan are not increased by the 5% deferral bonus. You must elect to change the scheduled payment amount.


It is important to note that if you elect the Customized payment plan and start monthly or quarterly withdrawals after the beginning of a contract year, you could select scheduled payment amounts that would cause an Excess withdrawal. If your selected scheduled payment would cause an Excess withdrawal, we will notify you. As discussed earlier in this Prospectus, Excess withdrawals may significantly reduce the value of the Guaranteed withdrawal benefit for life benefit. See "Effect of Excess withdrawals" in "Contract features and benefits" earlier in this Prospectus.

If you take a partial withdrawal while the Customized payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary.

We do not anticipate that Guaranteed annual withdrawals made under the GWBL maximum or customized payment plan will qualify for an age 59-1/2 penalty tax exception. See "Early distribution penalty tax" in "Tax Information" later in this Prospectus.

PARTIAL WITHDRAWALS
(All contracts)

You may take partial withdrawals from your account value at any time. The minimum amount you may withdraw is $300.

Any request for a partial withdrawal will terminate your participation in either the Maximum payment plan or Customized payment plan, if applicable.


SYSTEMATIC WITHDRAWALS
(All contracts except contracts with GWBL)

If you have at least $20,000 of account value in the variable investment options and the guaranteed interest option, you may take systematic withdrawals on a monthly or quarterly basis. The minimum amount you may take for each withdrawal is $250. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. If you do not select a date, your withdrawals will be made on the first day of the month. A check for the amount of the withdrawal will be mailed to you or, if you prefer, we will electronically transfer the money to your checking or savings account.

You may withdraw either the amount of interest earned in the guaranteed interest option or a fixed-dollar amount from either the variable investment options or the guaranteed interest option. If you elect the interest option, a minimum of $20,000 must be maintained in the


36  Accessing your money
guaranteed interest option. If you elect the fixed-dollar option, you do not have to maintain a minimum amount.

If you choose to have a fixed dollar amount taken from the variable investment options, you may elect to have the amount of the withdrawal subtracted from your account value in one of three ways:

(1) pro rata from more than one variable investment option (without using up your total value in those options); or

(2) pro rata from more than one variable investment option (until your value in those options is used up); or

(3)  you may specify a dollar amount from only one variable investment option.

You can cancel the systematic withdrawal option at any time.


You may elect to take systematic withdrawals at any time. If you own an IRA contract, you may elect this withdrawal method only if you are between ages 59-1/2 and 70-1/2. If you own a TSA contract, you may not elect systematic withdrawals if you have a loan outstanding.


Systematic withdrawals are not available if you have elected the Guaranteed withdrawal benefit for life.


SUBSTANTIALLY EQUAL WITHDRAWALS
(All contracts except contracts with GWBL)

We offer our "substantially equal withdrawals option" to allow you to receive distributions from your account value without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age 59-1/2. See "Tax information" later in this Prospectus. We use one of the IRS-approved methods for doing this; this is not the exclusive method of meeting this exception. After consultation with your tax adviser, you may decide to use another method which would require you to compute amounts yourself and request partial withdrawals. Once you begin to take substantially equal withdrawals, you should not stop them or change the pattern of your withdrawals until after the later of age 59-1/2 or five full years after the first withdrawal. If you stop or change the withdrawals or take a partial withdrawal, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another IRS-approved method (similar to the required minimum distribution rules) of calculating payments which vary each year.

You may elect to take substantially equal withdrawals at any time before age 59-1/2. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. You may not elect to receive the first payment in the same contract year in which you took a partial withdrawal. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until we receive written notice from you to cancel this option or you take a partial withdrawal. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same contract year in which you took a partial withdrawal. We will calculate the new withdrawal amount.

The substantially equal withdrawal program is not available if you have elected the Guaranteed withdrawal benefit for life.

LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS
(IRA and TSA contracts only -- See "Tax information" later in this Prospectus)


We offer our "automatic required minimum distribution (RMD) withdrawal option" to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute required minimum distributions yourself and request partial withdrawals. Before electing this account based withdrawal option, you should consider whether annuitization might be better in your situation. If you have elected certain additional benefits, such as the Guaranteed minimum death benefit, amounts withdrawn from the contract to meet required minimum distributions will reduce the benefit base and may limit the utility of the benefit. Also, the actuarial present value of additional contract benefits must be added to the account value in calculating required minimum distribution withdrawals from annuity contracts funding qualified plans, TSAs and IRAs, which could increase the amount required to be withdrawn. Please refer to "Tax information" later in this Prospectus.

You may elect this option in the year in which you reach age 70-1/2 or in any later year. To elect this option, you must have account value in the variable investment options and the guaranteed interest option of at least $2,000. The minimum amount we will pay out is $300 or your account value, whichever is less. If your account value is less than $500 after the withdrawal, we may terminate your contract and pay you its cash value. Currently, minimum distribution withdrawal payments will be made annually. See "Required minimum distributions" in "Tax information" later in this Prospectus for your specific type of retirement arrangement.


--------------------------------------------------------------------------------
For IRA and TSA contracts, we will send a form outlining the distribution options available in the year you reach age 70-1/2 (if you have not begun your annuity payments before that time).
--------------------------------------------------------------------------------

Under TSA contracts, you may not elect our RMD automatic withdrawal option if a loan is outstanding.

FOR CONTRACTS WITH GWBL. Generally, if you elect our RMD Automatic withdrawal option, any lifetime required minimum distribution payment we make to you under our RMD Automatic withdrawal option will not be treated as an Excess withdrawal.

If you elect either the Maximum payment plan or the Customized payment plan AND our RMD Automatic withdrawal option, we will make an extra payment, if necessary, in December that will equal your lifetime required minimum distribution less all payments made through November 30 and any scheduled December payment. The combined automatic plan payments and lifetime required minimum distribution payment will not be treated as Excess withdrawals, if applicable. However, if you take any partial withdrawals in addition to your lifetime

                                                        Accessing your money  37
required minimum distribution and automatic payment plan payments, your applicable automatic payment plan will be terminated. The partial withdrawal may cause an Excess withdrawal. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract anniversary. Further, your GWBL benefit base and Guaranteed annual withdrawal amount may be reduced. See "Effect of Excess Withdrawals" in "Contract features and benefits" earlier in this Prospectus.

If you elect our RMD Automatic withdrawal option and elect to take your Guaranteed annual withdrawal amount in partial withdrawals, we will make a payment, if necessary, in December that will equal your required minimum distribution less all withdrawals made through November 30. Any RMD payment we make to you under our RMD Automatic withdrawal option will not be treated as an Excess withdrawal; however, any other withdrawals in the same contract year may be treated as Excess withdrawals even if those withdrawals are less than your lifetime required minimum distribution payment.

FOR CONTRACTS WITH THE GUARANTEED MINIMUM INCOME BENEFIT. The no lapse guarantee will not be terminated if a required minimum distribution payment using our RMD automatic withdrawal option causes your cumulative withdrawals in the contract year to exceed 6% of the Roll- Up benefit base (as of the beginning of the contract year or in the first contract year, all contributions received within the first 90 days).

Owners of IRA and TSA contracts generally should not reset the Roll-Up benefit base if lifetime required minimum distributions must begin before the end of the new exercise waiting period. See "Guaranteed minimum death benefit/guaranteed minimum income benefit roll-up benefit base reset." in "Contract features and benefits" earlier in this Prospectus.

HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT VALUE

Unless you specify otherwise, we will subtract your withdrawals on a pro rata basis from your value in the variable investment options and the guaranteed interest option. If there is insufficient value or no value in the variable investment options, and the guaranteed interest option, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the fixed maturity options in the order of the earliest maturity date(s) first. If the contract is surrendered or annuitized or a death benefit is paid, we will deduct a pro rata portion of the charge for that year. A market value adjustment will apply to withdrawals from the fixed maturity options.

AUTOMATIC DEPOSIT SERVICE

If you are receiving required minimum distribution payments from an IRA or TSA contract, you may use our automatic deposit service.

Under this service we will automatically deposit the required minimum distribution payment from your TSA or IRA contract directly into an existing EQUI-VEST(R) NQ or Roth IRA contract according to your allocation instructions. Please note that you must have compensation or earned income for the year of the contribution to make regular contributions to Roth IRAs.

HOW WITHDRAWALS AFFECT YOUR GUARANTEED MINIMUM INCOME BENEFIT AND GUARANTEED MINIMUM DEATH BENEFIT

In general, withdrawals (including required minimum distributions) will reduce your guaranteed benefits on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your current account value that is being withdrawn and we reduce your current benefit by the same percentage. For example, if your account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If your benefit was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new benefit after the withdrawal would be $24,000 ($40,000 - $16,000).

With respect to the Guaranteed minimum income benefit and the greater of 6% Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit, withdrawals will reduce each of the benefits' 6% Roll-Up to age 85 benefit base on a dollar-for-dollar basis, as long as the sum of withdrawals in a contract year is 6% or less of the 6% Roll-Up benefit base on the contract issue date or the most recent contract date anniversary, if later. For this purpose, in the first contract year, all contributions received in the first 90 days after contract issue will be considered to have been received on the first day of the contract year. In subsequent contract years, additional contributions made during the contract year do not affect the amount of withdrawals that can be taken on a dollar-for-dollar basis in that contract year. Once a withdrawal is taken that causes the sum of withdrawals in a contract year to exceed 6% of the benefit base on the most recent anniversary, that entire withdrawal (including required minimum distributions) and any subsequent withdrawals in that same contract year will reduce the benefit base pro rata. Reduction on a dollar-for-dollar basis means that your 6% Roll-Up to age 85 benefit base will be reduced by the dollar amount of the withdrawal for each Guaranteed benefit. The Annual Ratchet to age 85 benefit base will always be reduced on a pro rata basis.

HOW WITHDRAWALS AFFECT YOUR GWBL AND GWBL GUARANTEED MINIMUM DEATH BENEFIT

Your GWBL benefit base is not reduced by withdrawals until a withdrawal causes cumulative withdrawals in a contract year to exceed the Guaranteed annual withdrawal amount. Withdrawals that exceed the Guaranteed annual withdrawal amount, however, can significantly reduce your GWBL benefit base and Guaranteed annual withdrawal amount. For more information, see "Effect of Excess withdrawals" and "Other important considerations" under "Our Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this Prospectus.

Your GWBL Standard death benefit base and GWBL Enhanced death benefit base are reduced on a dollar for dollar basis up to the Guaranteed annual withdrawal amount. Once a withdrawal causes cumulative withdrawals in a contract year to exceed your Guaranteed annual withdrawal amount, however, your GWBL Standard death benefit base and GWBL Enhanced death benefit base are reduced on a pro rata basis. If the reduced GWBL Enhanced death benefit base is

38  Accessing your money
greater than your account value (after the Excess withdrawal), we will further reduce your GWBL Enhanced death benefit base to equal your account value.

WITHDRAWALS TREATED AS SURRENDERS

If you request to withdraw more than 90% of a contract's current cash value, we will treat it as a request to surrender the contract for its cash value. In addition, we have the right to pay the cash value and terminate this contract if the account value is less than $500, or if you make a withdrawal that would result in a cash value of less than $500. The rules in the preceding sentence do not apply if the Guaranteed minimum income benefit no lapse guarantee is in effect on your contract. See "Surrendering your contract to receive its cash value" below. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.

SPECIAL RULES FOR THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE. We will not treat a withdrawal request that results in a withdrawal in excess of 90% of the contract's cash value as a request to surrender the contract unless it is a GWBL Excess withdrawal. In addition, we will not terminate your contract if either your account value or cash value falls below $500, unless it is due to a GWBL Excess withdrawal. In other words, if you take a GWBL Excess withdrawal that equals more than 90% of your cash value or reduces your cash value to less than $500, we will treat your request as a surrender of your contract even if your GWBL benefit base is greater than zero. Please also see "Insufficient account value" in "Determining your contract value" earlier in this Prospectus. Please also see "Guaranteed withdrawal benefit for life" in "Contract features and benefits," earlier in this Prospectus, for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.

LOANS UNDER TSA CONTRACTS


You may take loans from a TSA contract. We will not permit you to take a loan while you are enrolled in our "automatic required minimum distribution (RMD) withdrawal option." We may also restrict the availability of loans if you have not fully repaid the entire outstanding balance of any prior loan.

You should read the terms and conditions on our loan request form carefully before taking out a loan. Under TSA contracts subject to ERISA, you may only take a loan with the written consent of your spouse. If you elect the GWBL option, loans are not permitted. If you exercise the GMIB option, any outstanding loan amount must be repaid or the loan will be defaulted. Your contract contains further details of the loan provision. Please see Appendix IV later in this Prospectus for any state restrictions you may be subject to if you take a loan from a TSA contract. Also, see "Tax information" later in this Prospectus for general rules applicable to loans.


We permit only one loan to be outstanding at any time. When you take a loan we will transfer certain amounts to a loan reserve account.

A loan will not be treated as a taxable distribution unless;

o  it exceeds limits of federal income tax rules; or

o  interest and principal are not paid when due; or

o  in some instances, service with the employer terminates.

Loans under TSA contracts are discussed further in "Tax information" later in this Prospectus. The tax consequences of failure to repay a loan when due are substantial.

LOAN RESERVE ACCOUNT. On the date your loan is processed, we will transfer to a "loan reserve account" an amount equal to the sum of (1) the loan amount, which will earn interest at the "loan reserve account rate" during the loan term and
(2) 10% of the loan amount, which will earn interest at the guaranteed interest rate. You may not make any partial withdrawals or transfers among investment options or to another 403(b) arrangement or eligible retirement plan from the loan reserve account until after repayment of the principal amount then due. You may specify on the loan request form from which investment option(s) the loan reserve account will be funded.


The "loan reserve account rate" will equal the loan interest rate minus a maximum rate of 2%.


SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners while the annuitant is living) and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.


All benefits under the contract will terminate as of the date we receive the required information, including the Guaranteed withdrawal benefit for life (if applicable) if your cash value is greater than your Guaranteed annual withdrawal amount remaining that year. If your cash value is not greater than your Guaranteed annual withdrawal amount remaining that year, then you will receive a supplementary life annuity contract. For more information, please see "Effect of your account value falling to zero" in "Contract features and benefits" earlier in this Prospectus. Also, if the Guaranteed minimum income benefit no lapse guarantee is in effect, the benefit will terminate without value if your cash value plus any other withdrawals taken in the contract year exceed 6% of the Roll-Up benefit base (as of the beginning of the contract year). For more information, please see "Insufficient account value" in "Determining your contract value" and Guaranteed withdrawal benefit for life" in "Contract features and benefits" earlier in this Prospectus.


You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below. For the tax consequences of surrenders, see "Tax information" later in this Prospectus.

WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity, payment of a death benefit, payment of any amount you withdraw and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

                                                        Accessing your money  39

(1)  the New York Stock Exchange is closed or restricts trading,

(2) sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable because of an emergency, or

(3) the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We can defer payment of any portion of your value in the guaranteed interest option and fixed maturity options (other than for death benefits) for up to six months while you are living.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery service at your expense.

YOUR ANNUITY PAYOUT OPTIONS


Deferred annuity contracts such as EQUI-VEST(R) At Retirement(SM) provide for conversion to payout status at or before the contract's "maturity date." This is called annuitization. When you annuitize your EQUI-VEST(R) At Retirement(SM) contract, all its benefits will terminate and you will receive a supplemental annuity payout contract ("payout option") that provides periodic payments for life or for a specified period of time. In general, the periodic payment amount is determined by the account value or cash value of your EQUI-VEST(R) At Retirement(SM) contract at the time of annuitization and the annuity purchase factor to which that value is applied, as described below. Alternatively, if you have a Guaranteed minimum income benefit, you may exercise your benefit in accordance with its terms.

Your EQUI-VEST(R) At Retirement(SM) contract guarantees that upon annuitization, your annuity account value will be applied to a guaranteed annuity purchase factor for a life annuity payout option. In addition, you may apply your account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We currently offer you several choices of annuity payout options. Some enable you to receive fixed annuity payments, which can be either level or increasing, and others enable you to receive variable annuity payments. Please see Appendix IV later in this Prospectus for variations that may apply in your state.


You can choose from among the annuity payout options listed below. Restrictions may apply, depending on the type of contract you own or the owner's and annuitant's ages at contract issue. In addition, if you are exercising your Guaranteed minimum income benefit, your choice of payout options are those that are available under the Guaranteed minimum income benefit (see "Guaranteed minimum income benefit option" in "Contract features and benefits" earlier in this Prospectus). If you elect the Guaranteed withdrawal benefit for life and choose to annuitize your contract, the Guaranteed withdrawal benefit for life will terminate without value even if your GWBL benefit base is greater than zero. Payments you receive under the annuity payout option you select may be less than you would have received under GWBL. See "Guaranteed withdrawal benefit for life" in "Contract features and benefits" earlier in this Prospectus for further information.

--------------------------------------------------------------------------------
Fixed annuity payout options       Life annuity
                                   Life annuity with period certain
                                   Life annuity with refund certain
                                   Period certain annuity
--------------------------------------------------------------------------------
Variable Immediate Annuity         Life annuity
 payout options                    Life annuity with period certain
--------------------------------------------------------------------------------
Income Manager(R) payout           Life annuity with period certain
 (available for options owners     Period certain annuity
 and annuitants age 83 or
 less at contract issue)
--------------------------------------------------------------------------------

o Life annuity: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living.

o Life annuity with period certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contracts that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

o Life annuity with refund certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

o Period certain annuity: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15, or 20 years. This guaranteed period may not exceed the annuitant's life expectancy. This option does not guarantee payments for the rest of the annuitant's life. It does not permit any repayment of the unpaid principal, so you cannot elect to receive part of the payments as a single sum payment with the rest paid in monthly annuity payments. This payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life and, after the annuitant's death, payments continue to the survivor. We may offer other payout options not outlined here. Your financial professional can provide details.

FIXED ANNUITY PAYOUT OPTIONS

With fixed annuities, we guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

40  Accessing your money

VARIABLE IMMEDIATE ANNUITY PAYOUT OPTIONS

Variable Immediate Annuities are described in a separate prospectus that is available from your financial professional. Before you select a Variable Immediate Annuity payout option, you should read the prospectus which contains important information that you should know.

Variable Immediate Annuities may be funded through your choice of available variable investment options investing in portfolios of AXA Premier VIP Trust and EQ Advisors Trust. The contract also offers a fixed income annuity payout option that can be elected in combination with the variable annuity payout option. The amount of each variable income annuity payment will fluctuate, depending upon the performance of the variable investment options, and whether the actual rate of investment return is higher or lower than an assumed base rate.

INCOME MANAGER(R) PAYOUT OPTIONS

The Income Manager(R) payout annuity contracts differ from the other payout annuity contracts. The other payout annuity contracts may provide higher or lower income levels, but do not have all the features of the Income Manager(R) payout annuity contract. You may request an illustration of the Income Manager(R) payout annuity contract from your financial professional. Income Manager(R) payout options are described in a separate prospectus that is available from your financial professional. Before you select an Income Manager(R) payout option, you should read the prospectus which contains important information that you should know.

Both NQ and IRA Income Manager(R) payout options provide guaranteed level payments. The Income Manager(R) (life annuity with period certain) also provides guaranteed increasing payments (NQ contracts only).

For TSA contracts, if you want to elect an Income Manager(R) payout option, we will first roll over amounts in such contract to an IRA contract with the plan participant as owner.


You may choose to apply only part of the account value of your EQUI-VEST(R) At Retirement(SM) contract to an Income Manager(R) payout annuity. In this case, we will consider any amounts applied as a withdrawal from your EQUI-VEST(R) At Retirement(SM). For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.


The Income Manager(R) payout options are not available in all states.

THE AMOUNT APPLIED TO PURCHASE AN ANNUITY PAYOUT OPTION

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose, and the timing of your purchase as it relates to any market value adjustments.

If amounts in a fixed maturity option are used to purchase any annuity payout option, prior to the maturity date, a market value adjustment will apply.

SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.


You can choose the date annuity payments begin but it may not be earlier than thirteen months from the EQUI-VEST(R) At Retirement(SM) contract date. Except with respect to the Income Manager(R) annuity payout options, where payments are made on the 15th day of each month, you can change the date your annuity payments are to begin anytime before that date as long as you do not choose a date later than the 28th day of any month. Also, that date may not be later than the annuity maturity date described below.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will decrease if you increase the duration or frequency of the payments.


If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen.

If you select an annuity payout option and payments have begun, no change can be made other than: (i) transfers (if permitted in the future) among the variable investment options if a Variable Immediate Annuity payout option is selected; and (ii) withdrawals or contract surrender (subject to a market value adjustment) if an Income Manager(R) payout option is chosen.


ANNUITY MATURITY DATE


Your contract has a maturity date by which you must either take a lump sum withdrawal or select an annuity payout option. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed even if you name a new annuitant. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday. We will send a notice with the annual statement one year prior to the maturity age.


Please see Appendix IV later in this Prospectus for variations that may apply in your state.


                                                        Accessing your money  41

5. Charges and expenses

--------------------------------------------------------------------------------

CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

o  A mortality and expense risks charge

o  An administrative charge

o  A distribution charge

We deduct the following charges from your account value. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

o On each contract date anniversary, a charge for each optional benefit that you elect: a death benefit (other than the Standard and GWBL Standard death benefit); the Guaranteed minimum income benefit; and the Guaranteed withdrawal benefit for life.

o At the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. An annuity administrative fee may also apply.

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contract.

MORTALITY AND EXPENSE RISKS CHARGE

We deduct a daily charge from the net assets in each variable investment option to compensate us for mortality and expense risks, including the Standard guaranteed minimum death benefit. The daily charge is equivalent to an annual rate of 0.80% of the net assets in each variable investment option.

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

ADMINISTRATIVE CHARGE

We deduct a daily charge from the net assets in each variable investment option to compensate us for administrative expenses under the contracts. The daily charge is equivalent to an annual rate of 0.30% of the net assets in each variable investment option.

DISTRIBUTION CHARGE

We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. The daily charge is equivalent to an annual rate of 0.20% of the net assets in each variable investment option.

ANNUAL ADMINISTRATIVE CHARGE


There is no annual administrative charge for your EQUI-VEST(R) At Retirement(SM) contract. There may still be an annual administrative charge applicable to any other EQUI-VEST(R) contract you may own. If the aggregate of the contract values of your EQUI-VEST(R) At Retirement(SM) contract and other EQUI-VEST(R) contracts that you own is greater than $100,000 (as determined in January of each year) then the applicable EQUI-VEST(R) contract annual administrative charge will be waived.


GUARANTEED MINIMUM DEATH BENEFIT CHARGE

ANNUAL RATCHET TO AGE 85. If you elect the Annual Ratchet to age 85 enhanced death benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.25% of the Annual Ratchet to age 85 benefit base.

GREATER OF 6% ROLL-UP TO AGE 85 OR ANNUAL RATCHET TO AGE 85. If you elect this enhanced death benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.60% of the greater of the 6% Roll-Up to age 85 or the Annual Ratchet to age 85 benefit base.

GWBL ENHANCED DEATH BENEFIT. This death benefit is only available if you elect the GWBL. If you elect this enhanced death benefit, we deduct a charge annually from your account value on each contract date anniversary. The charge is equal to 0.30% of the GWBL Enhanced death benefit base.

42  Charges and expenses

We will deduct this charge from your value in the variable investment options and the guaranteed interest option on a pro rata basis (see Appendix IV later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state). If those amounts are insufficient, we will deduct all or a portion of the charge from the fixed maturity options (if available) in the order of the earliest maturity date(s) first. If the contract is surrendered or annuitized or a death benefit is paid, we will deduct a pro rata portion of the charge for that year. A market value adjustment will apply to deductions from the fixed maturity options.


If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Insufficient account value" in "Determining your contract value" earlier in this Prospectus.

STANDARD DEATH BENEFIT AND GWBL STANDARD DEATH BENEFIT. There is no additional charge for these standard death benefits.

GUARANTEED MINIMUM INCOME BENEFIT CHARGE

If you elect the Guaranteed minimum income benefit, we deduct a charge annually from your account value on each contract date anniversary until such time as you exercise the Guaranteed minimum income benefit, elect another annuity payout option, or the contract date anniversary after the owner reaches 85, whichever occurs first. The charge is equal to 0.65% of the applicable benefit base in effect on the contract date anniversary.


We will deduct this charge from your value in the variable investment options and the guaranteed interest option (see Appendix IV later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If those amounts are still insufficient, we will deduct all or a portion of the charge from the fixed maturity options in the order of the earliest maturity date(s) first. If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract anniversary, we will deduct a pro rata portion of the charge for that year. A market value adjustment will apply to deductions from the fixed maturity options.


If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Insufficient account value" in "Determining your contract value" earlier in this Prospectus.

GUARANTEED WITHDRAWAL BENEFIT FOR LIFE BENEFIT CHARGE


If you elect the Guaranteed withdrawal benefit for life ("GWBL"), we deduct a charge annually as a percentage of your GWBL benefit base on each contract anniversary. If the Single Life option is in effect, the charge is equal to 0.60%. If the Joint Life option is in effect, the charge is equal to 0.75%. We will deduct this charge from your value in the AXA Allocation portfolios and the guaranteed interest option (see Appendix IV later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract anniversary, we will deduct a pro rata portion of the charge for that year.


GWBL BENEFIT BASE ANNUAL RATCHET CHARGE. If your GWBL benefit base ratchets, we reserve the right to raise the charge at the time of an annual ratchet. The maximum charge for the Single Life option is 0.75%. The maximum charge for the Joint Life option is 0.90%. The increased charge, if any, will apply as of the contract date anniversary on which your GWBL benefit base ratchets and on all contract date anniversaries thereafter. We will permit you to opt out of the ratchet if the charge increases.

For Joint life contracts, if the successor owner or joint annuitant is dropped before you take your first withdrawal, we will adjust the charge at that time to reflect a Single life. If the successor owner or joint annuitant is dropped after withdrawals begin, the charge will continue based on a Joint life basis.

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

VARIABLE IMMEDIATE ANNUITY ANNUITIZATION PAYOUT OPTION
ADMINISTRATIVE FEE

We deduct a fee of $350 from the amount to be applied to the variable Immediate Annuity annuitization payout option. This option may not be available at the time you elect to annuitize or it may have a different charge.

CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

o  Management fees ranging from 0.10% to 1.50%.

o  12b-1 fees of either 0.25% or 0.35%.

o Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

o  Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. For more information about these charges, please refer to the prospectuses for the Trusts.

GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce the mortality and expense risks charge or change the minimum initial contribution requirements. We also may change the Guaranteed minimum income benefit or the Guaranteed minimum death benefit, or offer variable investment options that invest in shares of the Trusts that are not subject to the 12b-1 fee. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group

                                                        Charges and expenses  43
arrangements are not available for IRA and Roth IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and mortality generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We also may establish different rates to maturity for the fixed maturity options under different classes of contracts for group or sponsored arrangements.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, ERISA or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

44  Charges and expenses

6. Payment of death benefit

--------------------------------------------------------------------------------

YOUR BENEFICIARY AND PAYMENT OF BENEFIT

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time. The change will be effective as of the date the written request for the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

Under NQ jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. You may be limited as to the beneficiary you can designate in a TSA contract.

The death benefit is equal to your account value (without adjustment for any otherwise applicable negative market value adjustment) or, if greater, the applicable Guaranteed minimum death benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit) as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. The amount of the applicable Guaranteed minimum death benefit will be such Guaranteed minimum death benefit as of the date of the owner's (or older joint owner's, if applicable) death adjusted for any subsequent withdrawals. For TSA contracts with outstanding loans, we will reduce the amount of the death benefit by the amount of the outstanding loan, including any accrued but unpaid interest on the date that the death benefit payment is made.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable.

EFFECT OF THE OWNER'S DEATH

In general, if you die while the contract is in force, the contract terminates and the applicable death benefit is paid. If the NQ contract is jointly owned, the death benefit is payable upon the death of the older owner. If the NQ contract has a non-natural owner, the death benefit is payable upon the death of the annuitant. For IRA and NQ Joint life contracts with GWBL, the death benefit is paid to the beneficiary at the death of the second to die of the owner and successor owner, or the annuitant and joint annuitant, as applicable.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option ("BCO"). For NQ contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the "Spousal continuation" feature, as discussed below. For NQ contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under "Non-spousal joint owner contract continuation." If you are the sole owner and your spouse is the sole primary beneficiary, your surviving spouse can continue the contract as a successor owner as discussed below, under "Spousal continuation."

If the beneficiary is not the surviving spouse or if the surviving joint owner is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner's death (the "5-year rule"). In certain cases, an individual beneficiary or non-spousal surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner's death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a contract with one owner or a younger non-spousal joint owner continues the contract under the 5-year rule, in general, all guaranteed benefits and their charges will end. For more information on non-spousal joint owner contract continuation, see the section immediately below.

NON-SPOUSAL JOINT OWNER CONTRACT CONTINUATION (NQ only)

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner's death. If the life annuity is elected, the contract and all benefits terminate.

If the older owner dies first, we will increase the account value to equal the Guaranteed minimum death benefit, if higher. The surviving owner can elect to
(1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues, the Guaranteed minimum death benefit and charge and the Guaranteed minimum income benefit and charge will then be discontinued. No subsequent contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues, the death benefit is not payable, and the Guaranteed minimum death benefit, if applicable, will continue without change. If the Guaranteed minimum income benefit cannot be exercised within the period required by federal tax laws, the benefit and charge will terminate as of the date we receive proof of death. No subsequent contributions will be permitted.

SPOUSAL CONTINUATION (IRA and NQ only)

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own an NQ contract with your spouse, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must

                                                    Payment of death benefit  45
be 85 or younger as of the date of the deceased spouse's death in order to continue the contract under Spousal continuation.

The younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a Single owner contract), may elect to receive the death benefit or continue the contract, as follows:

o As of the date we receive satisfactory proof of your death, any required instructions, information and forms necessary, we will increase the account value to equal the elected Guaranteed minimum death benefit as of the date of your death if such death benefit is greater than such account value and adjusted for any subsequent withdrawals. The increase in the account value will be allocated to the investment options according to the allocation percentages we have on file for your contract.

o The applicable Guaranteed minimum death benefit option may continue as follows:

       o If the surviving spouse is age 75 or younger on the date of your death, and you were age 84 or younger at death, the Guaranteed minimum death benefit you elected continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85.

       o If the surviving spouse is age 75 or younger on the date of your death, and you were age 85 or older at death, we will reinstate the Guaranteed minimum death benefit you elected. The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85.

       o If the surviving spouse is age 76 or over on the date of your death, the Guaranteed minimum death benefit and charge will be discontinued.

       o If the Guaranteed minimum death benefit continues, the Guaranteed minimum death benefit/Guaranteed minimum income benefit roll-up benefit base reset, if applicable, will be based on the surviving spouse's age at the time of your death. The next available reset will be based on the contract issue date or last reset, as applicable.

       o For single owner contracts with the GWBL Enhanced death benefit, we will discontinue the benefit and charge. However, we will freeze the GWBL Enhanced death benefit benefit base as of the date of your death (less subsequent withdrawals), and pay it upon your spouse's death.

o The Guaranteed minimum income benefit may continue if the benefit had not already terminated and the benefit will be based on the surviving spouse's age at the date of the deceased spouse's death. See "Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus.

o If you elect GWBL on a Joint life basis, the benefit and charge will remain in effect and no death benefit is payable until the death of the surviving spouse. No subsequent contributions will be permitted. If you elect GWBL on a Single life basis, the benefit and charge will terminate.

o If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

o The Guaranteed minimum death benefit and the Guaranteed minimum income benefit continue to be based on the older spouse's age for the life of the contract.

o If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant.

o If you elect GWBL, the benefit and charge will remain in effect and no death benefit is payable until the death of the surviving spouse.

If there is a change in owner or primary beneficiary, the Spousal continuation option will be terminated. If you divorce, Spousal continuation does not apply.

BENEFICIARY CONTINUATION OPTION


This feature permits a designated individual, on the contract owner's death, to maintain a contract in the deceased contract owner's name and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA, TSA and NQ contracts, subject to state availability. Please speak with your financial professional or see Appendix IV later in this Prospectus for further information.


For Joint life contracts with GWBL, BCO is only available after the death of the second owner.

BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA AND ROTH IRA CONTRACTS ONLY. The beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the beneficiary continuation option feature, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value adjusted for any subsequent withdrawals.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70-1/2, if such time is later. For traditional IRA and TSA contracts, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in "Tax

46  Payment of death benefit
information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The 5-year rule is always available to beneficiaries under Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the beneficiary continuation option for IRA, Roth IRA, and TSA contracts:

o   The contract continues in your name for the benefit of your beneficiary.

o   The beneficiary replaces the deceased owner as annuitant.

o This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

o If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.

o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the investment options but no subsequent contributions will be permitted.

o If you had elected the Guaranteed minimum income benefit, an optional enhanced death benefit, GWBL or the GWBL Enhanced death benefit under the contract, they will no longer be in effect and charges for such benefits will stop. Also, any Guaranteed minimum death benefit feature will no longer be in effect.

o   Loans will no longer be available for TSA contracts.

o The beneficiary may choose at any time to withdraw all or a portion of the account value.

o   Any partial withdrawal must be at least $300.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

BENEFICIARY CONTINUATION OPTION FOR NQ CONTRACTS ONLY. This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, "beneficiary" refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the beneficiary continuation option for NQ contracts:

o This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

o   The beneficiary automatically replaces the existing annuitant.

o   The contract continues in your name for the benefit of your beneficiary.

o If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen.

o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the investment options but no subsequent contributions will be permitted.

o If you had elected the Guaranteed minimum income benefit, an optional enhanced death benefit, GWBL or the GWBL Enhanced death benefit under the contract, they will no longer be in effect and charges for such benefits will stop. Also, any Guaranteed minimum death benefit feature will no longer be in effect.

o If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary must also choose between two potential withdrawal options at the time of election. If the beneficiary chooses "Withdrawal Option 1", the beneficiary cannot later withdraw funds in addition to the scheduled payments the beneficiary is receiving; "Withdrawal Option 1" permits total surrender only. "Withdrawal Option 2" permits the beneficiary to take withdrawals, in addition to scheduled payments, at any time. However, the scheduled payments under "Withdrawal Option 1" are afforded favorable tax treatment as "annuity payments." See "Taxation of nonqualified annuities" in "Tax Information" later in this Prospectus.

o   Any partial withdrawals must be at least $300.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.

o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary

                                                    Payment of death benefit  47
   elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the deceased is the owner or the older joint owner:

o As of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value adjusted for any subsequent withdrawals.

If the deceased is the younger non-spousal joint owner:

o   The annuity account value will not be reset to the death benefit amount.

48  Payment of death benefit

7. Tax information

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OVERVIEW


In this part of the prospectus, we discuss the current federal income tax rules that generally apply to EQUI-VEST(R) At Retirement(SM) contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or TSA. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted based on these options.


We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax, and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Transfers of the contract, rights or values under the contract, or payments under the contract, for example, the amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT


Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements ("IRAs") and Code Section 403(b) Arrangements ("TSAs"), respectively: an IRA or 403(b) annuity contract such as this one, or an IRA or 403(b)(7) custodial or other qualified account. How these arrangements work, including special rules applicable to each, are described in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as EQUI-VEST(R) At Retirement(SM)'s choice of death benefits, the Guaranteed withdrawal for life benefit, the Guaranteed minimum income benefit, selection of investment funds, guaranteed interest option, fixed maturity options and its choices of pay-out options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.


Beginning in 2006, certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans, TSAs and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to, guaranteed minimum income benefits and enhanced death benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract.

TRANSFERS AMONG INVESTMENT OPTIONS

You can make transfers among investment options inside the contract without triggering taxable income.

TAXATION OF NONQUALIFIED ANNUITIES

CONTRIBUTIONS

You may not deduct the amount of your contributions to a nonqualified annuity contract.

CONTRACT EARNINGS

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

o if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

o if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

o if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

o if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.

All nonqualified deferred annuity contracts that AXA Equitable and its affiliates issue to you during the same calendar year are linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

TAXATION OF LIFETIME WITHDRAWALS IF YOU ELECT GUARANTEED WITHDRAWAL BENEFIT FOR LIFE

We treat Guaranteed annual withdrawals and other withdrawals as non-annuity payments for income tax purposes. These withdrawals are


                                                             Tax information  49
taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a return of your investment in the contract and is not taxable. It reduces the investment in the contract.

ANNUITY PAYMENTS

Guaranteed annual payments that are continued after your account value goes to zero under a supplementary life annuity contract, as discussed under "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this Prospectus, as well as GMIB and other annuitization payments that are based on life or life expectancy, are considered annuity payments for tax purposes. Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

PAYMENTS MADE BEFORE ANNUITY PAYMENTS BEGIN

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a return of your investment in the contract and is not taxable.

CONTRACTS PURCHASED THROUGH EXCHANGES


The sole way to purchase an EQUI-VEST(R) At Retirement(SM) NQ contract is through a transfer of funds from the original EQUI-VEST(R) contract which is the source contract. Normally, exchanges of contracts are taxable events. The transfer will be a tax deferred exchange under Section 1035 of the Internal Revenue Code if:


o the contract that is the source of the funds you are using to purchase the NQ contract is another nonqualified deferred annuity contract.


o The owner and the annuitant are the same under the original EQUI-VEST(R) contract and the EQUI-VEST(R) At Retirement(SM) NQ contract.

The tax basis, also referred to as your investment in the contract, of the original EQUI-VEST(R) contract carries over to the EQUI-VEST(R) At Retirement(SM) NQ contract.

Partial 1035 exchanges are not available to purchase an EQUI-VEST(R) At Retirement(SM) contract.


SURRENDERS

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER
YOUR DEATH

For the rules applicable to death benefits, see "Payment of death benefit" earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract. Please consult with your tax adviser before electing this feature.

BENEFICIARY CONTINUATION OPTION

We have received a private letter ruling from the IRS regarding certain tax consequences of scheduled payments under the beneficiary continuation option for a prior similar version of the NQ contract. See the discussion "Beneficiary continuation option for NQ Contracts only" in "Payment of death benefit" earlier in this Prospectus. Among other things, the IRS rules that:

o scheduled payments under the beneficiary continuation option for NQ contracts satisfy the death of owner rules of Section 72(s)(2) of the Code, regardless of whether the beneficiary elects "Withdrawal Option 1" or "Withdrawal Option 2";

o scheduled payments, any additional withdrawals under "Withdrawal Option 2", or contract surrenders under "Withdrawal Option 1" will only be taxable to the beneficiary when amounts are actually paid, regardless of the Withdrawal Option selected by the beneficiary;

o a beneficiary who irrevocably elects scheduled payments with "Withdrawal Option 1" will receive "excludable amount" tax treatment on scheduled payments. See "Annuity payments" earlier in this section. If the beneficiary elects to surrender the contract before all scheduled payments are paid, the amount received upon surrender is a non-annuity payment taxable to the extent it exceeds any remaining investment in the contract.


The ruling specifically does not address the taxation of any payments received by a beneficiary electing "Withdrawal Option 2" (whether scheduled payments or any withdrawal that might be taken).


The tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.

EARLY DISTRIBUTION PENALTY TAX

If you take distributions before you are age 59-1/2 a penalty tax of 10% of the taxable portion of your distribution applies in addition to the

50  Tax information
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income tax. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made: o on or after your death; or o because you are disabled (special federal income tax definition); or o in the form of substantially equal periodic annuity payments for your life

    (or life expectancy), or the joint lives (or joint life expectancy) of you and a beneficiary, in accordance with IRS formulas. We do not anticipate that Guaranteed annual withdrawals made under the Guaranteed withdrawal benefit for life's Maximum or Customized payment plan or taken as partial withdrawals will qualify for this exception if made before age 59-1/2.

INVESTOR CONTROL ISSUES

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account A. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account A. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the portfolios, and must have no right to direct the particular investment decisions within the portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account A, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of portfolios available, or an unlimited right to transfer among them, could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account A.

SPECIAL RULES FOR NQ CONTRACTS ISSUED IN PUERTO RICO

Income from NQ contracts we issue is U.S. source. A Puerto Rico resident is subject to U.S. taxation on such U.S. source income. Only Puerto Rico source income of Puerto Rico residents is excludable from U.S. taxation. Income from NQ contracts is also subject to Puerto Rico tax. The calculation of the taxable portion of amounts distributed from a contract may differ in the two jurisdictions. Therefore, you might have to file both U.S. and Puerto Rico tax returns, showing different amounts of income from the contract for each tax return. Puerto Rico generally provides a credit against Puerto Rico tax for U.S. tax paid. Depending on your personal situation and the timing of the different tax liabilities, you may not be able to take full advantage of this credit.

INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS)
GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets for the benefit of the IRA owner. The assets funding the account typically include mutual funds and/or individual stocks and/or securities in a custodial account and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

o Traditional IRAs, typically funded on a pre-tax basis, including SEP-IRAs and SIMPLE IRAs issued and funded in connection with employer-sponsored retirement plans; and

o   Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)"). This publication is usually updated annually, and can be obtained from any IRS district office or the IRS website (www.irs.gov).

AXA Equitable designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract.

We describe the amount and types of charges that may apply to your contributions under "Charges and expenses" earlier in this Prospectus. We describe the method of calculating payments under "Accessing your money" earlier in this Prospectus. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).


We have not applied for an opinion letter from the IRS to approve the respective forms of the EQUI-VEST(R) At Retirement(SM) traditional and Roth IRA contracts for use as a traditional and Roth IRA, respectively. Such IRS approval is a determination only as to the form of the annuity and does not represent a determination of the merits of the annuity as an investment.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS


You can cancel any version of the EQUI-VEST(R) At Retirement(SM) IRA contract (traditional IRA or Roth IRA) by following the directions in "Your right to cancel within a certain number of days" under "Contract features and benefits" earlier in this Prospectus. If you cancel a tradi-


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

tional IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES (TRADITIONAL IRAS)

CONTRIBUTIONS TO TRADITIONAL IRAS. Generally, individuals may make three different types of contributions to purchase a traditional IRA or as later additions to an existing IRA:

o   "regular" contributions out of earned income or compensation; or


o   tax-free "rollover" contributions; or


o direct custodian-to-custodian transfers from other traditional IRAs ("direct transfers").

This IRA may be funded through direct transfer of funds only and not through regular or rollover contributions.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF TRADITIONAL IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

TAXATION OF PAYMENTS. Earnings in traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income. We report all payments from traditional IRA contracts on IRS Form 1099-R as fully taxable.

If you have ever made nondeductible IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

o the amount received is a withdrawal of excess contributions, under technical income tax rules; or

o the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds.

ROLLOVERS FROM TRADITIONAL IRAS TO TRADITIONAL IRAS

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

SPOUSAL ROLLOVER AND DIVORCE-RELATED DIRECT TRANSFERS

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, an inherited traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court ordered divorce or separation decree.

Beginning in 2007, a non-spousal death beneficiary may also be able to roll over funds under certain circumstances.

ROLLOVERS TO ELIGIBLE RETIREMENT PLANS

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a TSA or a governmental employer 457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, TSA or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.


Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.



Certain distributions from IRAs in 2006 and 2007 directly transferred to charitable organizations may be tax free to IRA owners who are 70-1/2 or older. There is currently no IRS guidance on this provision.


REQUIRED MINIMUM DISTRIBUTIONS

BACKGROUND ON REGULATIONS -- REQUIRED MINIMUM DISTRIBUTIONS Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Beginning in 2006, certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, guaranteed minimum income benefits and enhanced death benefits. This could increase the amount

52  Tax information
required to be distributed from these contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

LIFETIME REQUIRED MINIMUM DISTRIBUTIONS. You must start taking annual distributions from your traditional IRAs for the year in which you turn age 70-1/2.

WHEN YOU HAVE TO TAKE THE FIRST LIFETIME REQUIRED MINIMUM DISTRIBUTION. The first required minimum distribution is for the calendar year in which you turn age 70-1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70-1/2, or to delay taking it until the first three-month period in the next calendar year (January 1 - April
1). Distributions must start no later than your "Required Beginning Date," which is April 1st of the calendar year after the calendar year in which you turn age 70-1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year--the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

HOW YOU CAN CALCULATE REQUIRED MINIMUM DISTRIBUTIONS. There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."

ACCOUNT-BASED METHOD. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

ANNUITY-BASED METHOD. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

DO YOU HAVE TO PICK THE SAME METHOD TO CALCULATE YOUR REQUIRED MINIMUM DISTRIBUTIONS FOR ALL OF YOUR TRADITIONAL IRAS AND OTHER RETIREMENT PLANS? No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

WILL WE PAY YOU THE ANNUAL AMOUNT EVERY YEAR FROM YOUR TRADITIONAL IRA BASED ON THE METHOD YOU CHOOSE? We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) withdrawal options." Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

WHAT IF YOU TAKE MORE THAN YOU NEED TO FOR ANY YEAR? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

WHAT IF YOU TAKE LESS THAN YOU NEED TO FOR ANY YEAR? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

WHAT ARE THE REQUIRED MINIMUM DISTRIBUTION PAYMENTS AFTER YOU DIE? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

INDIVIDUAL BENEFICIARY. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the "5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owner's death. No distribution is required before that fifth year.

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

SPOUSAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70-1/2, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70-1/2.

NON-INDIVIDUAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. However, note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed earlier under "Individual beneficiary." Please note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

SPOUSAL CONTINUATION

If the contract is continued under spousal continuation then no amounts are required to be paid until after your surviving spouse's death.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

IRA death benefits are taxed the same as IRA distributions.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59-1/2 before the first day of that tax year.

EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59-1/2. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made:

o   on or after your death; or

o   because you are disabled (special federal income tax definition);
    or

o used to pay certain extraordinary medical expenses (special federal income tax definition); or

o used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

o used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

o used to pay certain higher education expenses (special federal income tax definition); or

o in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies using an IRS-approved distribution method). We do not anticipate that Guaranteed annual payments made under the Guaranteed withdrawal benefit for life's Maximum or Customized payment plan or taken as lump sums will qualify for this exception if made before age 59-1/2.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRAS)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under "traditional IRAs."


The EQUI-VEST(R) At Retirement(SM) Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.


CONTRIBUTIONS TO ROTH IRAS

Generally, individuals may make four different types of contributions to purchase a Roth IRA or as later additions to an existing Roth IRA:

o   regular after-tax contributions out of earnings; or


o taxable rollover contributions from traditional IRAs ("conversion" contributions); or


o   tax-free rollover contributions from other Roth arrangements; or

o tax-free direct custodian-to-custodian transfers from other Roth IRAs ("direct transfers").

This Roth IRA may be funded only through direct transfer of funds and not through regular Roth IRA contributions or rollover contributions. Also, if the funds are originally in a traditional IRA, you must convert to Roth IRA in your original EQUI-VEST(R) contract before you apply the funds to an EQUI-VEST(R)Retirement contract.

RECHARACTERIZATIONS


Generally, you may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution. Any recharacterization of a Roth IRA contribution to a traditional IRA contribution, if available, must be done in the original EQUI-VEST(R) Roth IRA contract and not in EQUI-VEST(R) At Retirement(SM).



54  Tax information

ROLLOVERS AND DIRECT TRANSFERS


WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

DISTRIBUTIONS FROM ROTH IRAS

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

o   rollovers from a Roth IRA to another Roth IRA;

o   direct transfers from a Roth IRA to another Roth IRA;

o   qualified distributions from a Roth IRA; and

o return of excess contributions or amounts recharacterized to a traditional IRA.


You may roll over amounts from one Roth IRA to another Roth IRA if you complete the transaction within 60 days of when you receive the funds. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.


QUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

o   you are age 59-1/2 or older; or

o   you die; or

o   you become disabled (special federal income tax definition); or

o your distribution is a "qualified first-time homebuyer distribution" (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).


You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).


NONQUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)  Regular contributions.

(2) Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

     (a) Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

     (b) Nontaxable portion.

(3)  Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped together as follows:

(1) All distributions made during the year from all Roth IRAs you maintain -- with any custodian or issuer -- are added together.

(2) All regular contributions made during and for the year (contribu tions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3) All conversion contributions made during the year are added together. For purposes of the ordering rules, in the case of any conversion in which the conversion distribution is made in 2006 and the conversion contribution is made in 2007, the conversion contribution is treated as contributed prior to other conversion contributions made in 2007.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose. Beginning in 2008, distributions from IRAs used to make charitable contributions may be tax free under certain circumstances.

REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE

Lifetime required minimum distributions do not apply.

                                                             Tax information  55

REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

Same as traditional IRA under "What are the required minimum distribution payments after you die?"

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

Same as traditional IRA.

EARLY DISTRIBUTION PENALTY TAX

Same as traditional IRA.

TAX-SHELTERED ANNUITY CONTRACTS (TSAS)

GENERAL

This section of the Prospectus covers some of the special tax rules that apply to TSA contracts under Section 403(b) of the Internal Revenue Code (TSAs). If the rules are the same as those that apply to another kind of contract, for example, traditional IRAs, we will refer you to the same topic under "traditional IRAs."

PLEASE NOTE: The following discussion reflects our understanding of some of the current federal income tax rules applicable to Section 403(b) of the Code. In November 2004 the IRS and Treasury issued Proposed Regulations on Section 403(b) of the Code. If finalized in their current form, these Proposed Regulations would affect the establishment and operation of plans and arrangements under
Section 403(b) of the Code, and the contracts issued to fund such plans. Please consult your tax adviser concerning how these Proposed Regulations could affect you.

Generally there are two types of funding vehicles available for 403(b) arrangements -- an annuity contract under Section 403(b)(1) of the Code or a custodial account which invests only in mutual funds and which is treated as an annuity contract under Section 403(b)(7) of the Code. Both types of 403(b) arrangements qualify for tax deferral.

CONTRIBUTIONS TO TSAS

Generally, there are three ways you can make contributions to purchase TSAs:

o Employer-remitted contributions to TSAs made through the employer's payroll are subject to annual limits:

o Direct transfers of funds ("direct transfer") from another contract or arrangement that meets the requirements of Section 403(b) of the Internal Revenue Code by means of IRS Revenue Ruling 90-24; or

o   A rollover from another 403(b) arrangement.


You can purchase your EQUI-VEST(R) At Retirement(SM) TSA only through direct transfer of funds.


DISTRIBUTIONS FROM TSAS

GENERAL. Generally, certain amounts may be restricted from withdrawal but these restrictions do not apply after severance from employment with the employer who provided the funds. The EQUI-VEST(R)Retirement TSA contract is available for purchase only to TSA participants who are no longer employed with the employer who provided the funds for the purchase of the original EQUI-VEST(R) TSA contract; therefore, restrictions on distributions do not apply to loans, withdrawals or other payments which generally apply to certain amounts in TSAs.

TAX TREATMENT OF DISTRIBUTIONS. Amounts held under TSAs are generally not subject to federal income tax until benefits are distributed. Distributions include withdrawals from your TSA contract and annuity payments from your TSA contract. Death benefits paid to a beneficiary are also taxable distributions. Unless an exception applies, amounts distributed from TSAs are includable in gross income as ordinary income. Distributions from TSAs may be subject to 20% federal income tax withholding. See "Federal and state income tax withholding and information reporting" later in this section. In addition, TSA distributions may be subject to additional tax penalties.

If you have made after-tax contributions, you will have a tax basis in your TSA contract, which will be recovered tax-free. Since we currently do not accept after-tax funds, we do not track your investment in the contract, if any. We will report all distributions from this TSA as fully taxable. It is your responsibility to determine how much of the distribution is taxable.

DISTRIBUTIONS BEFORE ANNUITY PAYMENTS BEGIN. On a total surrender, the amount received in excess of the investment in the contract is taxable. The amount of any partial distribution from a TSA prior to the annuity starting date is generally taxable, except to the extent that the distribution is treated as a withdrawal of after-tax contributions. Distributions are normally treated as pro rata withdrawals of any after-tax contributions and earnings on those contributions.

ANNUITY PAYMENTS. Guaranteed annual payments that are continued after your account value goes to zero under a supplementary life annuity contract, as discussed under "Guaranteed withdrawal benefit for life ("GWBL") in "Contract features and benefits" earlier in this Prospectus, as well as GMIB and other annuitization payments that are based on the annuitant's life or life expectancy, are considered annuity payments for tax purposes. If you elect an annuity payout option, you will recover any investment in the contract as each payment is received by dividing the investment in the contract by an expected return determined under an IRS table prescribed for qualified annuities. The amount of each payment not excluded from income under this exclusion ratio is fully taxable. The full amount of the payments received after your investment in the contract is recovered is fully taxable. If you (and your beneficiary under a joint and survivor annuity) die before recovering the full investment in the contract, a deduction is allowed on your (or your beneficiary's) final tax return.


PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH. Death benefit distributions from a TSA generally receive the same tax treatment as distributions during your lifetime. In some instances, distributions from a TSA made to your surviving spouse may be rolled over to a traditional IRA or other eligible retirement plan.

Beginning in 2007, a non-spousal death beneficiary may also be able to make rollover contributions to an individual retirement plan under certain circumstances.


56  Tax information

Beginning in 2008, direct rollover contributions may be made from eligible retirement plans to Roth IRAs under certain circumstances.

LOANS FROM TSAS. You may take loans from a TSA unless you have elected GWBL. However, particularly if you have recently been severed from employment, you may need to consult with your former employer concerning loan balance history in order to take a loan from the EQUI-VEST(R) At Retirement(SM) TSA contract.


Loans are generally not treated as a taxable distribution. If the amount of the loan exceeds permissible limits under federal income tax rules when made, the amount of the excess is treated (solely for tax purposes) as a taxable distribution. Additionally, if the loan is not repaid at least quarterly, amortizing (paying down) interest and principal, the amount not repaid when due will be treated as a taxable distribution. The entire unpaid balance of the loan is includable in income in the year of the default.

TSA loans are subject to federal income tax limits and may also be subject to the limits of the plan from which the funds came. Federal income tax rule requirements apply even if the plan is not subject to ERISA. For example, loans offered by TSAs are subject to the following conditions:

o The amount of a loan to a participant, when combined with all other loans to the participant from all qualified plans of the employer, cannot exceed the lesser of:

(1) the greater of $10,000 or 50% of the participant's nonforfeitable accrued benefits; and

(2) $50,000 reduced by the excess (if any) of the highest outstand ing loan balance over the previous twelve months over the outstanding loan balance of plan loans on the date the loan was made.


o In general, the term of the loan cannot exceed five years unless the loan is used to acquire the participant's primary residence. EQUI-VEST(R) At Retirement(SM) TSA contracts have a term limit of 10 years for loans used to acquire the participant's primary residence.


o All principal and interest must be amortized in substantially level payments over the term of the loan, with payments being made at least quarterly. In very limited circumstances, the repayment obligation may be temporarily suspended during a leave of absence.

The amount borrowed and not repaid may be treated as a distribution if:

o   the loan does not qualify under the conditions above;

o   the participant fails to repay the interest or principal when due; or

o in some instances, the participant separates from service with the employer who provided the funds or the plan is terminated.


In this case, the participant may have to include the unpaid amount due as ordinary income. In addition, the 10% early distribution penalty tax may apply. The amount of the unpaid loan balance is reported to the IRS on Form 1099-R as a distribution.


TAX-DEFERRED ROLLOVERS AND DIRECT TRANSFERS. You may roll over any "eligible rollover distribution" from a TSA into another eligible retirement plan which agrees to accept the rollover. The rollover may be a direct rollover or one you do yourself within 60 days after you receive the distribution. To the extent rolled over, a distribution remains tax-deferred.


You may roll over a distribution from a TSA to any of the following: a qualified plan, a governmental employer 457(b) plan (separate accounting required) or a traditional IRA. Beginning in 2008, direct rollovers to a Roth IRA may be permitted under certain circumstances. A spousal beneficiary may also roll over death benefits as above.

Beginning in 2007, a non-spousal death beneficiary may also be able to make rollover contributions to an individual retirement plan under certain circumstances.

Beginning in 2008, direct rollover contributions may be made from eligible retirement plans to Roth IRAs under certain circumstances.


The taxable portion of most distributions will be eligible for rollover, except as specifically excluded under federal income tax rules. Distributions that you cannot roll over generally include periodic payments for life or for a period of 10 years or more, hardship withdrawals and required minimum distributions under federal income tax rules.

Direct transfers of TSA funds from one TSA to another under Revenue Ruling 90-24 are not distributions.

REQUIRED MINIMUM DISTRIBUTIONS

Generally the same as traditional IRA with these differences:

WHEN YOU HAVE TO TAKE THE FIRST REQUIRED MINIMUM DISTRIBUTION. The minimum distribution rules force TSA participants to start calculating and taking annual distributions from their TSAs by a required date. Generally, you must take the first required minimum distribution for the calendar year in which you turn age 70-1/2. You may be able to delay the start of required minimum distributions for all or part of your account balance until after age 70-1/2, as follows:

o For TSA participants who have not retired from service with the employer who provided the funds for the TSA by the calendar year the participant turns age 70-1/2, the required beginning date for minimum distributions is extended to April 1 following the calendar year of retirement.


o TSA plan participants may also delay the start of required minimum distributions to age 75 of the portion of their account value attributable to their December 31, 1986, TSA account balance, even if retired at age 70-1/2. We will know whether or not you qualify for this exception because it will only apply to people who establish their EQUI-VEST(R) At Retirement(SM) TSA by direct Revenue Ruling 90-24 transfers. If you do not give us the amount of your December 31, 1986, account balance that is being transferred to the EQUI-VEST(R) At Retirement(SM) TSA on the form used to establish the TSA, you do not qualify.


SPOUSAL CONSENT RULES


If your original EQUI-VEST(R) TSA is subject to ERISA, your purchase of EQUI-VEST(R) At Retirement(SM) is subject to prior spousal consent. You may need to get spousal consent for loans, withdrawals or other dis-


                                                             Tax information  57
tributions. If you do, you will need such consent if you are married when you request a withdrawal under the TSA contract. In addition, unless you elect otherwise with the written consent of your spouse, the retirement benefits payable under the plan must be paid in the form of a qualified joint and survivor annuity. A qualified joint and survivor annuity is payable for the life of the annuitant with a survivor annuity for the life of the spouse in an amount not less than one-half of the amount payable to the annuitant during his or her lifetime. In addition, if you are married, the beneficiary must be your spouse, unless your spouse consents in writing to the designation of another beneficiary.

If you are married and you die before annuity payments have begun, payments will be made to your surviving spouse in the form of a life annuity unless at the time of your death a contrary election was in effect. However, your surviving spouse may elect, before payments begin, to receive payments in any form permitted under the terms of the TSA contract and the plan of the employer who provided the funds for the TSA.

EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a TSA before you reach age 59-1/2. This is in addition to any income tax. There are exceptions to the extra penalty tax. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made:

o   on or after your death; or

o   because you are disabled (special federal income tax definition);
    or

o to pay for certain extraordinary medical expenses (special federal income tax definition); or

o in any form of payout after you have separated from service (only if the separation occurs during or after the calendar year you reach age 55); or

o in a payout in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy), or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method (only after you have separated from service at any age). We do not anticipate that Guaranteed annual payments made under the Guaranteed withdrawal benefit for life's Maximum or Customized payment plan or taken as lump sums will qualify for this exception if made before age 59-1/2.

FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

o We might have to withhold and/or report on amounts we pay under a free look or cancellation.

o We are required to withhold on the gross amount of a distribu tion from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable. You can elect out of withholding as described below.

Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here in detail. However we may require additional documentation in the case of payments made to non United States persons and United States persons living abroad prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. In some states, you may elect out of state withholding, even if federal withholding applies. Generally, an election out of federal withholding will also be considered an election out of state withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

We withhold differently on "periodic" and "non-periodic" payments. For a periodic annuity payment, for example, unless you specify a different number of withholding exemptions, we withhold assuming that you are married and claiming three withholding exemptions. If you do not give us your correct Taxpayer Identification Number, we withhold as if you are single with no exemptions.

Based on the assumption that you are married and claiming three withholding exemptions, if you receive less than $17,760 in periodic annuity payments in 2006, your payments will generally be exempt from federal income tax withholding. You could specify a different choice of withholding exemption or request that tax be withheld. Your withholding election remains effective unless and until you revoke it. You may revoke or change your withholding election at anytime.

FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS (WITHDRAWALS)

For a non-periodic distribution (total surrender or partial withdrawal), we generally withhold at a flat 10% rate. We apply that rate to the taxable amount in the case of nonqualified contracts, and to the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.

You cannot elect out of withholding if the payment is an eligible rollover distribution from a qualified plan or TSA. If a non-periodic

58  Tax information
distribution from a qualified plan or TSA is not an eligible rollover distribution then the 10% withholding rate applies.

MANDATORY WITHHOLDING FROM TSA DISTRIBUTIONS

Unless you have the distribution go directly to the new plan, eligible rollover distributions from TSAs are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions. An eligible rollover distribution from a TSA can be rolled over to another eligible retirement plan. All distributions from a TSA are eligible rollover distributions unless they are on the following list of exceptions:

o any distributions which are required minimum distributions after age 70-1/2 or retirement from service with the employer; or

o substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

o substantially equal periodic payments made for a specified period of 10 years or more; or

o   hardship withdrawals; or

o   corrective distributions that fit specified technical tax rules; or

o   loans that are treated as distributions; or

o a death benefit payment to a beneficiary who is not your surviv ing spouse; or

o a qualified domestic relations order distribution to a beneficiary who is not your current spouse or former spouse.

A death benefit payment to your surviving spouse, or a qualified domestic relations order distribution to your current or former spouse, may be a distribution subject to mandatory 20% withholding.

IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account A for taxes. We do not now, but may in the future set up reserves for such taxes.

                                                             Tax information  59

8. More information


--------------------------------------------------------------------------------

ABOUT OUR SEPARATE ACCOUNT A

Each variable investment option is a subaccount of our Separate Account A. We established Separate Account A in 1968 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account A and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. The results of Separate Account A's operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account A. However, the obligations themselves are obligations of AXA Equitable.

Separate Account A is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account A. Although Separate Account A is registered, the SEC does not monitor the activity of Separate Account A on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account A that is available under the contract invests solely in Class IB/B or Class II shares issued by the corresponding portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1) to add variable investment options to, or to remove variable investment options from, Separate Account A, or to add other separate accounts;

(2)  to combine any two or more variable investment options;

(3) to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4) to operate Separate Account A or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account A or a variable investment option directly);

(5)  to deregister Separate Account A under the Investment Company Act of 1940;

(6)  to restrict or eliminate any voting rights as to Separate Account A;

(7) to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies; and

(8) to unilaterally change your contract in order to comply with any applicable laws and regulations, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in the contract must be in writing and made by our authorized officer. We will provide notice of any contract change.

ABOUT THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling its shares. All dividends and other distributions on Trust shares are reinvested in full. The Board of Trustees of the Trusts may establish additional portfolios or eliminate existing portfolios at any time. More detailed information about each Trust, its portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plan and other aspects of its operations, appears in the prospectuses for each Trust which generally accompany this Prospectus, or in their respective SAIs which are available upon request.

ABOUT OUR FIXED MATURITY OPTIONS


RATES TO MATURITY AND PRICE PER $100 OF MATURITY VALUE

We can determine the amount required to be allocated to one or more fixed maturity options in order to produce specified maturity values. For example, we can tell you how much you need to allocate per $100 of maturity value.

The rates to maturity are determined weekly. The rates in the table below are illustrative only and will most likely differ from the rates applicable at time of purchase. Current rates to maturity can be obtained from TOPS or EQAccess or your financial professional.

The rates to maturity for new allocations as of February 15, 2006 and the related price per $100 of maturity value were as shown below:

---------------------------------------------------------------------------
  Fixed Maturity Options
     With June 15th
    Maturity Date of       Rate to Maturity as of       Price Per $100 of
      Maturity Year           February 15, 2006          Maturity Value
---------------------------------------------------------------------------
           2006                      3.55%                  $ 98.86
           2007                      3.65%                  $ 95.35
           2008                      3.70%                  $ 91.88
           2009                      3.75%                  $ 88.46
           2010                      3.80%                  $ 85.08
           2011                      3.80%                  $ 81.97
           2012                      3.95%                  $ 78.24
           2013                      4.05%                  $ 74.74
           2014                      4.10%                  $ 71.54
           2015                      4.15%                  $ 68.42
--------------------------------------------------------------------------

60  More information

HOW WE DETERMINE THE MARKET VALUE ADJUSTMENT

We use the following procedure to calculate the market value adjustment (up or down) we make if you withdraw all of your value from a fixed maturity option before its maturity date.

(1) We determine the market adjusted amount on the date of the withdrawal as follows:

     (a) We determine the fixed maturity amount that would be payable on the maturity date, using the rate to maturity for the fixed maturity option.

     (b) We determine the period remaining in your fixed maturity option (based on the withdrawal date) and convert it to fractional years based on a 365-day year. For example, three years and 12 days becomes 3.0329.

     (c) We determine the current rate to maturity that applies on the withdrawal date to new allocations to the same fixed maturity option.

     (d) We determine the present value of the fixed maturity amount payable at the maturity date, using the period determined in (b) and the rate determined in (c).

(2)  We determine the fixed maturity amount as of the current date.

(3) We subtract (2) from the result in (1)(d). The result is the market value adjustment applicable to such fixed maturity option, which may be positive or negative.

--------------------------------------------------------------------------------
Your market adjusted amount is the present value of the maturity value discounted at the rate to maturity in effect for new contributions to that same fixed maturity option on the date of the calculation.
--------------------------------------------------------------------------------


If you withdraw only a portion of the amount in a fixed maturity option, the market value adjustment will be a percentage of the market value adjustment that would have applied if you had withdrawn the entire value in that fixed maturity option. This percentage is equal to the percentage of the value in the fixed maturity option that you are withdrawing. See Appendix I at the end of this Prospectus for an example.


For purposes of calculating the rate to maturity for new allocations to a fixed maturity option (see (1)(c) above), we use the rate we have in effect for new allocations to that fixed maturity option. We use this rate even if new allocations to that option would not be accepted at that time. This rate will not be less than 3%. If we do not have a rate to maturity in effect for a fixed maturity option to which the "current rate to maturity" in (1)(c) above would apply, we will use the rate at the next closest maturity date. If we are no longer offering new fixed maturity options, the "current rate to maturity" will be determined in accordance with our procedures then in effect. We reserve the right to add up to 0.50% to the current rate in (1)(c) above for purposes of calculating the market value adjustment only.

INVESTMENTS UNDER THE FIXED MATURITY OPTIONS

Amounts allocated to the fixed maturity options are held in a "nonunitized" separate account we have established under the New York Insurance Law. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the fixed maturity options. Under New York Insurance Law, the portion of the separate account's assets equal to the reserves and other contract liabilities relating to the contracts are not chargeable with liabilities from any other business we may conduct. We own the assets of the separate account, as well as any favorable investment performance on those assets. You do not participate in the performance of the assets held in this separate account. We may, subject to state law that applies, transfer all assets allocated to the separate account to our general account. We guarantee all benefits relating to your value in the fixed maturity options, regardless of whether assets supporting fixed maturity options are held in a separate account or our general account.

We have no specific formula for establishing the rates to maturity for the fixed maturity options. We expect the rates to maturity for the fixed maturity options to be influenced by, but not necessarily correspond to, among other things, the yields that we can expect to realize on the separate account's investments from time to time. Our current plans are to invest in fixed-income obligations, including corporate bonds, mortgage-backed and asset-backed securities, and government and agency issues having durations in the aggregate consistent with those of the fixed maturity options.

Although the above generally describes our plans for investing the assets supporting our obligations under the fixed maturity options under the contracts, we are not obligated to invest those assets according to any particular plan except as we may be required to by state insurance laws. We will not determine the rates to maturity we establish by the performance of the nonunitized separate account.

ABOUT THE GENERAL ACCOUNT

Our general account supports all of our policy and contract guarantees, including those that apply to the guaranteed interest option and fixed maturity options, as well as our general obligations.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The market value adjustment interests under the contracts, which are held in a separate account, are issued by AXA Equitable and are registered under the Securities Act of 1933. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

DATES AND PRICES AT WHICH CONTRACT
EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus

                                                            More information  61
describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

BUSINESS DAY

Our business day, generally, is any day on which the New York Stock Exchange is open for trading. A business day does not include any day we choose not to open due to emergency conditions. We may also close early due to emergency conditions. Our business day generally ends at 4:00 p.m. Eastern Time for purposes of determining the date when contributions are applied and any other transaction requests are processed. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

o If your contribution, transfer or any other transaction request, containing all the required information, reaches us on a non-business day or after 4:00 p.m. on a business day, we will use the next business day.

o A loan request under your TSA contract will be processed on the first business day of the month following the date on which the properly completed loan request form is received.

o If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

o When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

CONTRIBUTIONS AND TRANSFERS

o Contributions allocated to the variable investment options are invested at the unit value next determined after the close of the business day.


o Contributions allocated to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.


o Contributions allocated to a fixed maturity option will receive the rate to maturity in effect for that fixed maturity option on that business day.


o If a fixed maturity option is scheduled to mature on June 15th and June 15th is a non-business day, that fixed maturity option will mature on the prior business day.


o Transfers to or from variable investment options will be made at the unit value next determined after the close of the business day.

o Transfers to a fixed maturity option will receive the rate to maturity in effect for that fixed maturity option on that business day.

o Transfers to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

o For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

o Transfers out of a fixed maturity option will be at the market adjusted amount on that business day.

o For the fixed-dollar option, the first monthly transfer will occur on the last business day of the month in which we receive your election form at our processing office.

o For the interest sweep, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

o Quarterly rebalancing will be processed on a calendar year basis. Semiannual or annual rebalancing will be processed on the first business day of the month. Rebalancing will not be done retroactively.

o Requests for withdrawals or surrenders will occur on the business day that we receive the information that we require.

ABOUT YOUR VOTING RIGHTS

As the owner of the shares of the Trusts we have the right to vote on certain matters involving the portfolios, such as:

o   the election of trustees; or

o the formal approval of independent public accounting firms selected for each Trust; or

o any other matters described in each prospectus for the Trusts or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a portfolio for which no instructions have been received in the same proportion as we vote shares of that portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a portfolio in the same proportions that contract owners vote.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust and EQ Advisors Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our policyowners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so.

SEPARATE ACCOUNT A VOTING RIGHTS

If actions relating to the separate account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of

62  More information
votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

CHANGES IN APPLICABLE LAW

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account A, nor would any of these proceedings be likely to have a material adverse effect upon the separate account, our ability to meet our obligations under the contracts, or the distributions of the contracts.

FINANCIAL STATEMENTS

The financial statements of Separate Account A, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-628-6673.

TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS AND BORROWING

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive written notification of any change at our processing office. You cannot assign your NQ contract as collateral or security for a loan. Loans are also not available under your NQ contract. In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.


For NQ contracts only, subject to regulatory approval, if you elected the Guaranteed minimum death benefit, Guaranteed minimum income benefit and/or GWBL ("Benefit"), generally the Benefit will automatically terminate if you change ownership of the contract or if you assign the owner's right to change the beneficiary or person to whom annuity payments will be made. However, the Benefit will not terminate if the ownership of the contract is transferred from a non-natural owner to an individual but the contract will continue to be based on the annuitant's life. Please speak with your financial professional for further information. See Appendix IV later in this Prospectus for any state variations with regard to terminating any benefits under your contract.


You cannot assign or transfer ownership of IRA or TSA contracts except by surrender to us. Loans are not available and you cannot assign IRA contracts as security for a loan or other obligation. Loans are generally available under a TSA contract.

For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus. You may direct the transfer of the values under your IRA or TSA contract to another similar arrangement under federal income tax rules.

DISTRIBUTION OF THE CONTRACTS


The contracts are distributed by AXA Advisors, LLC ("AXA Advisors"). AXA Advisors serves as a principal underwriter of Separate Account A. The offering of the contracts is intended to be continuous.


AXA Advisors (the successor to EQ Financial Consultants, Inc.), an affiliate of AXA Equitable, is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal business address is 1290 Avenue of the Americas, New York, NY 10104. AXA Advisors also acts as a distributor for other AXA Equitable life and annuity products.

The contracts are sold by financial professionals of AXA Advisors and its affiliates and by financial professionals of both affiliated and unaffiliated broker-dealers that have entered into selling agreements with AXA Advisors ("Selling broker-dealers"). AXA Advisors is under the common control of AXA Financial, Inc.

AXA Equitable pays sales compensation to AXA Advisors. In general, AXA Advisors will pay all or a portion of the sales compensation it receives from AXA Equitable to individual financial representatives or Selling broker-dealers. Selling broker-dealers will, in turn, pay all or a portion of the compensation they receive from AXA Advisors to individual financial representatives as commissions related to the sale of the contracts.

Sales compensation paid to AXA Advisors will be asset-based and will generally not exceed 0.10% of the account value of the contract on an ongoing annual basis.


AXA Advisors may also pay certain affiliated and/or unaffiliated Selling broker-dealers and other financial intermediaries additional compensation for certain services and/or in recognition of certain expenses that may be incurred by them or on its behalf (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable and/or EQUI-VEST(R) At Retirement(SM) on a company and/or product list; sales personnel training; due diligence and related costs; marketing and related services; conferences; and/or other support services, including some that may benefit the contract owner. Payments may be based on the amount of assets or premiums attributable to contracts sold through a Selling broker-dealer or, in the case of conference support, such payments may be a fixed amount. AXA Advisors may also make fixed payments to Selling broker-dealers in connection with the initiation of a new relationship or the introduction of a new product. These payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable products. Additionally, as an incentive for financial professionals of Selling broker-dealers to promote the sale of particular products, AXA Advisors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). Marketing allowances and sales incentives are made out of AXA Advisors'


                                                            More information  63
assets. Not all Selling broker-dealers receive these kinds of payments. For more information about any such arrangements, ask your financial professional.

AXA Advisors receives 12b-1 fees from certain portfolios for providing certain distribution and/or shareholder support services. AXA Advisors or its affiliates may also receive payments from the advisers of the portfolios or their affiliates to help defray expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective portfolios. In connection with portfolios offered through unaffiliated insurance trusts, AXA Advisors or its affiliates may also receive other payments from the advisers of the portfolios or their affiliates for providing distribution, administrative and/or shareholder support services.

In an effort to promote the sale of our products, AXA Advisors may provide its financial professionals and managerial personnel with a higher percentage of sales commissions and/or compensation for the sale of an affiliated variable product than it would the sale of an unaffiliated product. Such practice is known as providing "differential compensation." AXA Advisors may provide other forms of compensation to its financial professionals including health and retirement benefits. In addition, managerial personnel may receive expense reimbursements, marketing allowances and commission-based payments known as "overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of our affiliated products.

These payments and differential compensation (together, the "payments") can vary in amount based on the applicable product and/or entity or individual involved. As with any incentive, such payments may cause the financial professional to show preference in recommending the purchase or sale of AXA Equitable products. However, under applicable rules of the NASD, financial professionals of AXA Advisors may only recommend to you products that they reasonably believe are suitable for you based on facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category.

In addition, AXA Advisors may offer sales incentive programs to financial professionals who meet specified production levels for the sale of both affiliated and unaffiliated products which provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid educational seminars and merchandise.

Although AXA Equitable takes all of its costs into account in establishing the level of fees and expenses in its products, any compensation paid will not result in any separate charge to you under your policy. All payments made will be in compliance with all applicable NASD rules and other laws and regulations.

64  More information

9. Incorporation of certain documents by reference

--------------------------------------------------------------------------------

AXA Equitable's Annual Report on Form 10-K for the period ended December 31, 2005 (the "Annual Report") is considered to be part of this Prospectus because it is incorporated by reference.

The Annual Report includes the audited consolidated financial statements of AXA Equitable at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 (the "AXA Equitable Financial Statements"). The AXA Equitable Financial Statements are included in the Annual Report and incorporated by reference into this Prospectus in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm. The AXA Equitable Financial Statements are also included in the Annual Report and incorporated by reference into this Prospectus in reliance on the reports of KPMG LLP, an independent registered public accounting firm, on the consolidated financial statements of AllianceBernstein L.P. and on the financial statements of AllianceBernstein Holding L.P. (together, "Alliance") as of December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, and on the reports of KPMG LLP on Alliance management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005.

KPMG LLP was Alliance's independent registered public accounting firm for each of the years in the three year period ended December 31, 2005. On March 8, 2006, KPMG LLP was terminated, and PricewaterhouseCoopers LLP was appointed as Alliance's independent registered public accounting firm, as disclosed on AXA Equitable's Report on Form 8-K filed on March 13, 2006. AllianceBernstein Corporation, an indirect wholly owned subsidiary of AXA Equitable, is the general partner of both AllianceBernstein L.P. and AllianceBernstein Holding L.P.

After the date of this Prospectus and before we terminate the offering of the securities under this Prospectus, all documents or reports we file with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"), will be considered to become part of this Prospectus because they are incorporated by reference.

Any statement contained in a document that is or becomes part of this Prospectus, will be considered changed or replaced for purposes of this Prospectus if a statement contained in this Prospectus changes or is replaced. Any statement that is considered to be a part of this Prospectus because of its incorporation will be considered changed or replaced for the purpose of this Prospectus if a statement contained in any other subsequently filed document that is considered to be part of this Prospectus changes or replaces that statement. After that, only the statement that is changed or replaced will be considered to be part of this Prospectus.

We file our Exchange Act documents and reports, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, electronically according to EDGAR under CIK No. 0000727920. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Upon written or oral request, we will provide, free of charge, to each person to whom this Prospectus is delivered, a copy of any or all of the documents considered to be part of this Prospectus because they are incorporated herein. This does not include exhibits not specifically incorporated by reference into the text of such documents. Requests for documents should be directed to AXA Equitable Life Insurance Company, 1290 Avenue of the Americas, New York, New York 10104. Attention: Corporate Secretary (telephone: (212) 554-1234).

                             Incorporation of certain documents by reference  65

Appendix I: Market value adjustment example


--------------------------------------------------------------------------------

The example below shows how the market value adjustment would be determined and how it would be applied to a withdrawal, assuming that $100,000 had been invested on June 15, 2007 to a fixed maturity option with a maturity date of June 15, 2016 (i.e., nine years later) at a hypothetical rate to maturity of 7.00%, resulting in a maturity value at the maturity date of $183,846. We further assume that a withdrawal of $50,000 is made four years later, on June 15, 2011.

----------------------------------------------------------------------------------------------
                                                        Hypothetical assumed Rate to maturity
                                                                   on June 15, 2011
                                                       ---------------------------------------
                                                              5.00%              9.00%
----------------------------------------------------------------------------------------------
AS OF JUNE 15, 2011 (BEFORE WITHDRAWAL)
----------------------------------------------------------------------------------------------
(1) Market adjusted amount                                  $144,048           $ 119,487
----------------------------------------------------------------------------------------------
(2) Fixed maturity amount                                   $131,080           $ 131,080
----------------------------------------------------------------------------------------------
(3) Market value adjustment: (1) - (2)                      $ 12,968           $ (11,593)
----------------------------------------------------------------------------------------------
ON JUNE 15, 2011 (AFTER WITHDRAWAL)
----------------------------------------------------------------------------------------------
(4) Portion of market value adjustment associated
    with withdrawal: (3) x [$50,000/(1)]                    $  4,501           $  (4,851)
----------------------------------------------------------------------------------------------
(5) Reduction in fixed maturity amount [$50,000 - (4)]      $ 45,499           $  54,851
----------------------------------------------------------------------------------------------
(6) Fixed maturity amount (2) - (5)                         $ 85,581           $  76,229
----------------------------------------------------------------------------------------------
(7) Maturity value                                          $120,032           $ 106,915
----------------------------------------------------------------------------------------------
(8) Market adjusted amount of (7)                           $ 94,048           $  69,487
----------------------------------------------------------------------------------------------

You should note that under this example if a withdrawal is made when rates have increased from 7.00% to 9.00% (right column), a negative market value adjustment is realized. On the other hand, if a withdrawal is made when rates have decreased from 7.00% to 5.00% (left column), a positive market value adjustment is realized.

A-1 Appendix I: Market value adjustment example

Appendix II: Enhanced death benefit example


--------------------------------------------------------------------------------

The death benefit under the contracts is equal to the account value or, if greater, the enhanced death benefit if elected.


The following illustrates the enhanced death benefit calculation. Assuming $100,000 is allocated to the variable investment options (with no allocation to the EQ/AllianceBernstein Intermediate Government Securities, EQ/Money Market, EQ/Short Duration Bond, the guaranteed interest option or the fixed maturity options, no subsequent contributions, no transfers, no withdrawals and no loans under a TSA contract, the enhanced death benefit for an owner age 55 would be calculated as follows:


------------------------------------------------------------------------------------------------------
  End of
 contract                        6% Roll-Up to age 85     Annual Ratchet to age 85      GWBL Enhanced
   year      Account value      enhanced death benefit     enhanced death benefit       death benefit
------------------------------------------------------------------------------------------------------
     1          105,000               106,000                      105,000                 105,000
------------------------------------------------------------------------------------------------------
     2          115,500               112,360                      115,500                 115,500
------------------------------------------------------------------------------------------------------
     3          129,360               119,102                      129,360                 129,360
------------------------------------------------------------------------------------------------------
     4          103,488               126,248                      129,360                 135,828
------------------------------------------------------------------------------------------------------
     5          113,837               133,823                      129,360                 142,296
------------------------------------------------------------------------------------------------------
     6          127,497               141,852                      129,360                 148,764
------------------------------------------------------------------------------------------------------
     7          127,497               150,363                      129,360                 155,232
------------------------------------------------------------------------------------------------------

The account values for contract years 1 through 7 are based on hypothetical rates of return of 5.00%, 10.00%, 12.00%, (20.00)%, 10.00%, 12.00% and 0.00%. We
are using these rates solely to illustrate how the benefit is determined. The return rates bear no relationship to past or future investment results.

ANNUAL RATCHET TO AGE 85

(1) At the end of contract years 1 through 3, the enhanced death benefit is the current account value.

(2) At the end of contract years 4 through 7, the enhanced death benefit is the enhanced death benefit at the end of the prior year since it is equal to or higher than the current account value.

GREATER OF 6% ROLL-UP TO AGE 85 OR THE ANNUAL RATCHET TO AGE 85

The enhanced death benefit under this option for each year shown would be the greater of the amounts shown under the 6% Roll-Up to age 85 or the Annual Ratchet to age 85.*

* At the end of contract years 4 through 7, the death benefit will be the enhanced death benefit. At the end of contract years 1, 2 and 3, the death benefit will be the current account value.

GWBL ENHANCED DEATH BENEFIT

This example assumes no withdrawals. The GWBL Enhanced death benefit is a guaranteed minimum death benefit that is only available if you elect the Guaranteed withdrawal benefit for life. If you plan to take withdrawals during any of the first seven contract years, this illustration is of limited usefulness to you.

                                 Appendix II: Enhanced death benefit example B-1

Appendix III: Hypothetical illustrations


--------------------------------------------------------------------------------

ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM
                                    BENEFITS


The following tables illustrate the changes in account value, cash value and the values of the "greater of 6% Roll-Up to Age 85 or the Annual Ratchet to age 85" guaranteed minimum death benefit and the Guaranteed minimum income benefit under certain hypothetical circumstances for an EQUI-VEST(R) At Retirement(SM) contract. The table illustrates the operation of a contract based on a male, issue age 60, who makes a single $100,000 contribution and takes no withdrawals. The amounts shown are for the beginning of each contract year and assume that all of the account value is invested in portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying Portfolios (as described below), the corresponding net annual rates of return would be (2.81%), 3.19% for the EQUI-VEST(R) At Retirement(SM) contract, at the 0% and 6% gross annual rates, respectively. These net annual rates of return reflect the trust and separate account level charges but they do not reflect the charges we deduct from your account value annually for the optional Guaranteed minimum death benefit and the Guaranteed minimum income benefit features. If the net annual rates of return did reflect these charges, the net annual rates of return would be lower; however, the values shown in the following tables reflect all contract charges. The values shown under "Lifetime annual guaranteed minimum income benefit" reflect the lifetime income that would be guaranteed if the Guaranteed minimum income benefit is selected at that contract anniversary. An "N/A" in these columns indicates that the benefit is not exercisable in that year. A "0" under any of the death benefit and/or "Lifetime annual guaranteed minimum income benefit" columns indicates that the contract has terminated due to insufficient account value. However, the Guaranteed minimum income benefit has been automatically exercised and the owner is receiving lifetime payments.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.71%, and (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.55% and (3) 12b-1 fees equivalent to an effective annual rate of 0.25%. These rates are the arithmetic average for all portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the variable investment options. The actual rates associated with any contract will vary depending upon the actual allocation of policy values among the investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the footnotes to the fee table for the underlying portfolios in "Fee Table" earlier in this prospectus. With these arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.


Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration.

C-1 Appendix III: Hypothetical illustrations

Variable deferred annuity
EQUI-VEST(R) At Retirement(SM)

$100,000 Single contribution and no withdrawals
Male, issue age 60
Benefits:
  Greater of 6% Roll-Up to age 85 or the Annual Ratchet to age 85 Guaranteed minimum death benefit Guaranteed minimum income benefit




                                                        Greater of 6% Roll-
                                                        Up to age 85 or the                              Lifetime Annual
                                                         Annual Ratchet to                      Guaranteed Minimum Income Benefit
                                                         age 85 Guaranteed                      ----------------------------------
                                                              Minimum                              Guaranteed       Hypothetical
                   Account Value         Cash Value        Benefit Death    Total Death Benefit      Income            Income
       Contract ------------------- ------------------- ------------------- ------------------- ----------------- ----------------
 Age     Year       0%        6%        0%        6%        0%        6%        0%        6%       0%       6%       0%       6%
----- --------- --------- --------- --------- --------- --------- --------- --------- --------- -------- -------- -------- -------
 60        1     100,000   100,000   100,000   100,000   100,000   100,000    100,000  100,000     N/A      N/A      N/A      N/A
 61        2      95,865   101,865    95,865   101,865   106,000   106,000    106,000  106,000     N/A      N/A      N/A      N/A
 62        3      91,767   103,710    91,767   103,710   112,360   112,360    112,360  112,360     N/A      N/A      N/A      N/A
 63        4      87,699   105,530    87,699   105,530   119,102   119,102    119,102  119,102     N/A      N/A      N/A      N/A
 64        5      83,657   107,318    83,657   107,318   126,248   126,248    126,248  126,248     N/A      N/A      N/A      N/A
 65        6      79,633   109,069    79,633   109,069   133,823   133,823    133,823  133,823     N/A      N/A      N/A      N/A
 66        7      75,622   110,775    75,622   110,775   141,852   141,852    141,852  141,852     N/A      N/A      N/A      N/A
 67        8      71,618   112,429    71,618   112,429   150,363   150,363    150,363  150,363     N/A      N/A      N/A      N/A
 68        9      67,613   114,023    67,613   114,023   159,385   159,385    159,385  159,385     N/A      N/A      N/A      N/A
 69       10      63,601   115,548    63,601   115,548   168,948   168,948    168,948  168,948     N/A      N/A      N/A      N/A
 74       15      43,185   121,791    43,185   121,791   226,090   226,090    226,090  226,090   14,266   14,266   14,266   14,266
 79       20      21,432   124,563    21,432   124,563   302,560   302,560    302,560  302,560   20,393   20,393   20,393   20,393
 84       25           0   121,740         0   121,740         0   404,893          0  404,893   34,821   34,821   34,821   34,821
 89       30           0   125,550         0   125,550         0   429,187          0  429,187     N/A      N/A      N/A      N/A
 94       35           0   133,170         0   133,170         0   429,187          0  429,187     N/A      N/A      N/A      N/A
 95       36           0   134,843         0   134,843         0   429,187          0  429,187     N/A      N/A      N/A      N/A



The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                    Appendix III: Hypothetical illustrations C-2

Appendix IV: State contract availability and/or variations of certain features and benefits


--------------------------------------------------------------------------------


The following information is a summary of the states where the EQUI-VEST(R) At Retirement(SM) contract or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus.

STATES WHERE CERTAIN EQUI-VEST(R) AT RETIREMENT(SM) FEATURES AND/OR BENEFITS ARE NOT AVAILABLE OR HAS CERTAIN VARIATIONS TO FEATURES AND/OR BENEFITS:



--------------------------------------------------------------------------------
State       Features and Benefits       Availability or Variation
--------------------------------------------------------------------------------
KANSAS                                   The default beneficiary must be
                                        the owner's estate.


D-1 Appendix IV: State contract availability and/or variations of certain features and benefits

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS


                                                                            Page


Calculating unit values                                                     2
Custodian and independent registered public accounting firm                 2
Distribution of the contracts                                               2
Financial statements                                                        2


How to obtain an EQUI-VEST(R) At Retirement(SM) Statement of Additional Information for Separate Account A

Send this request form to:
 EQUI-VEST(R) At Retirement(SM)
 P.O. Box 4956
 Syracuse, NY 13221-4956



Please send me an EQUI-VEST(R) At Retirement(SM) SAI for Separate Account A dated December 11, 2006.



--------------------------------------------------------------------------------
Name:

--------------------------------------------------------------------------------
Address:

--------------------------------------------------------------------------------
City                    State           Zip


                                                  EQUI-VEST(R) At Retirement(SM)

EQUI-VEST(R) At Retirement(SM)

A Combination Variable and Fixed Deferred Annuity Contract

STATEMENT OF ADDITIONAL INFORMATION
DATED DECEMBER 11, 2006

AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, New York 10104


--------------------------------------------------------------------------------


This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the related prospectus for EQUI-VEST(R) At Retirement(SM) dated December 11, 2006. That prospectus provides detailed information concerning the contracts and the variable investment options, as well as the fixed maturity options that fund the contracts. Each variable investment option is a subaccount of AXA Equitable's Separate Account A. Definitions of special terms used in the SAI are found in the prospectus.


On September 7, 2004, our name was changed from "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company."

A copy of the prospectus is available free of charge by writing the processing office (P.O. Box 4956, Syracuse, NY 13221-4956), by calling toll free, 1 (800) 628-6673, or by contacting your financial professional.

TABLE OF CONTENTS


Calculating unit values                                                      2


Custodian and independent registered public accounting firm                  2


Distribution of the contracts                                                2


Financial statements                                                         2

             Copyright 2006. AXA Equitable Life Insurance Company
                          1290 Avenue of the Americas
                 New York, New York 10104. All rights reserved.




                                                                          x01400

CALCULATING UNIT VALUES

Unit values are determined at the end of each "valuation period" for each of the variable investment options. A valuation period is each business day together with any consecutive preceding non-business day. The unit values for EQUI-VEST(R) may vary. The method of calculating unit values is set forth below.

The unit value for a variable investment option for any valuation period is equal to the unit value for the preceding valuation period multiplied by the "net investment factor" for the variable investment option for that valuation period. The net investment factor is:

       (  a  ) = c
          b
where:

(a) is the value of the variable investment option's shares of the cor responding portfolio at the end of the valuation period before giving effect to any amounts allocated to or withdrawn from the variable investment options for the valuation period. For this purpose, we use the share value reported to us by the applicable Trust. This share value is after deduction for investment advisory fees and direct expenses of such Trust.

(b) is the value of the variable investment option's shares of the cor responding portfolio at the end of the preceding valuation period (after any amounts allocated or withdrawn for that valuation period).

(c) is the daily Separate Account A asset charge for the expenses of the contracts times the number of calendar days in the valuation period, plus any charge for taxes or amounts set aside as a reserve for taxes.



CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXA Equitable is the custodian for the shares of the Trusts owned by Separate Account A.

The financial statements of the Separate Account at December 31, 2005 and for each of the two years in the period ended December 31, 2005, and the consolidated financial statements of AXA Equitable at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 are included in this SAI in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of AXA Equitable at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 are also included in this SAI in reliance on the reports of KPMG LLP, an independent registered public accounting firm, on the consolidated financial statements of AllianceBernstein L.P. and on the financial statements of AllianceBernstein Holding L.P. (together, "Alliance") as of December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, and on the reports of KPMG LLP on Alliance management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005. The reports are given on the authority of said firm as experts in auditing and accounting.

KPMG LLP was Alliance's independent registered public accounting firm for each of the years in the three year period ended December 31, 2005. On March 8, 2006, KPMG LLP was terminated, and PricewaterhouseCoopers LLP was appointed as Alliance's independent registered public accounting firm, as disclosed on AXA Equitable's Report on Form 8-K filed on March 13, 2006. AllianceBernstein Corporation, an indirect wholly owned subsidiary of AXA Equitable, is the general partner of both AllianceBernstein L.P. and AllianceBernstein Holding L.P.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence rules, and as disclosed in AXA Equitable's Form 10-K. PricewaterhouseCoopers LLP's address is 300 Madison Avenue, New York, New York 10017.


DISTRIBUTION OF THE CONTRACTS


Pursuant to a Distribution and Servicing Agreement between AXA Advisors, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account A, AXA Equitable paid AXA Advisors a fee of $325,380 for each of the years 2005, 2004 and 2003. AXA Equitable paid AXA Advisors, as the distributor of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account A, $588,734,659 in 2005, $567,991,463 in 2004. and $562,696,578 in
2003. Of these amounts, AXA Advisors retained $293,075,553, $289,050,171, and $287,344,634, respectively.



FINANCIAL STATEMENTS

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the contracts.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A
INDEX TO FINANCIAL STATEMENTS


Report of Independent Registered Public
 Accounting Firm..............................................   FSA-2
Financial Statements:
   Statements of Assets and Liabilities, December
    31, 2005..................................................   FSA-3
   Statements of Operations for the Year Ended December
    31, 2005..................................................   FSA-20
   Statements of Changes in Net Assets for the Years Ended
    December 31, 2005 and 2004................................   FSA-28
   Notes to
    Financial Statements......................................   FSA-42


AXA EQUITABLE LIFE INSURANCE COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public
 Accounting Firm..............................................   F-1
   Consolidated Financial Statements:
   Consolidated Balance Sheets, December 31, 2005
    and 2004..................................................   F-2
   Consolidated Statements of Earnings, Years Ended December
    31, 2005, 2004 and 2003...................................   F-3
   Consolidated Statements of Shareholder's Equity and
    Comprehensive Income, Years Ended December 31, 2005, 2004
      and 2003................................................   F-4
   Consolidated Statements of Cash Flows, Years Ended December
      31, 2005, 2004 and 2003.................................   F-5
   Notes to Consolidated
    Financial Statements......................................   F-7


                                     FSA-1

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
AXA Equitable Life Insurance Company
and Contractowners of Separate Account A of AXA Equitable Life Insurance Company



In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the separate Variable Investment Options, as listed in Note 1 to such financial statements, of AXA Equitable Life Insurance Company ("AXA Equitable") Separate Account A at December 31, 2005, the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments in The Trusts at December 31, 2005 by correspondence with the transfer agent of The Trusts, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
New York, New York
April 14, 2006

                                     FSA-2

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2005


                                                      AXA Aggressive  AXA Conservative   AXA Conservative-
                                                        Allocation       Allocation       Plus Allocation
                                                     --------------- ------------------ -------------------
Assets:
Investments in shares of The Trusts, at fair value .   $23,015,367       $12,086,367        $20,402,880
Receivable for The Trusts shares sold ..............            --            75,526                 --
Receivable for policy-related transactions .........        55,573                --              2,481
                                                       -----------       -----------        -----------
  Total assets .....................................   $23,070,940       $12,161,893        $20,405,361
                                                       -----------       -----------        -----------
Liabilities:
Payable for The Trusts shares purchased ............        55,553                --              2,506
Payable for policy-related transactions ............            --            75,523                 --
                                                       -----------       -----------        -----------
  Total liabilities ................................        55,553            75,523              2,506
                                                       -----------       -----------        -----------
Net Assets .........................................   $23,015,387       $12,086,370        $20,402,855
                                                       ===========       ===========        ===========
Net Assets:
Accumulation Units .................................    22,964,673        12,046,084         20,363,006
Contracts in payout (annuitization) period .........            --                --                 --
Retained by AXA Equitable in Separate Account A             50,714            40,286             39,849
                                                       -----------       -----------        -----------
Total net assets ...................................   $23,015,387       $12,086,370        $20,402,855
                                                       ===========       ===========        ===========
Investments in shares of The Trusts, at cost .......   $22,062,576       $12,267,803        $20,499,979
The Trusts shares held .............................
 Class A ...........................................            --                --                 --
 Class B ...........................................     1,775,551         1,131,005          1,827,892



                                                        AXA Moderate     AXA Moderate-     AXA Premier VIP
                                                         Allocation     Plus Allocation   Aggressive Equity
                                                     ----------------- ----------------- ------------------
Assets:
Investments in shares of The Trusts, at fair value .  $1,665,469,186      $91,321,103      $1,049,047,404
Receivable for The Trusts shares sold ..............         166,714               --             139,511
Receivable for policy-related transactions .........          96,341          188,315             260,741
                                                      --------------      -----------      --------------
  Total assets .....................................  $1,665,732,241      $91,509,418      $1,049,447,656
                                                      --------------      -----------      --------------
Liabilities:
Payable for The Trusts shares purchased ............              --          188,264                  --
Payable for policy-related transactions ............              --               --                  --
                                                      --------------      -----------      --------------
  Total liabilities ................................              --          188,264                  --
                                                      --------------      -----------      --------------
Net Assets .........................................  $1,665,732,241      $91,321,154      $1,049,447,656
                                                      ==============      ===========      ==============
Net Assets:
Accumulation Units .................................   1,656,394,607       91,284,661       1,046,898,859
Contracts in payout (annuitization) period .........       7,138,378               --           2,087,090
Retained by AXA Equitable in Separate Account A            2,199,256           36,493             461,707
                                                      --------------      -----------      --------------
Total net assets ...................................  $1,665,732,241      $91,321,154      $1,049,447,656
                                                      ==============      ===========      ==============
Investments in shares of The Trusts, at cost .......  $1,580,250,762      $87,984,947      $1,185,389,293
The Trusts shares held .............................
 Class A ...........................................      97,731,978               --          37,778,248
 Class B ...........................................       7,173,389        7,248,700             569,222

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-3

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                                          AXA Premier VIP  AXA Premier VIP   AXA Premier VIP
                                                             Core Bond       Health Care        High Yield
                                                         ---------------- ----------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value .....    $68,295,179      $43,541,526       $171,667,202
Receivable for The Trusts shares sold ..................             --               --            143,183
Receivable for policy-related transactions .............         31,604           11,074                 --
                                                            -----------      -----------       ------------
  Total assets .........................................    $68,326,783      $43,552,600       $171,810,385
                                                            -----------      -----------       ------------
Liabilities:
Payable for The Trusts shares purchased ................         31,598           11,007                 --
Payable for policy-related transactions ................             --               --            143,423
                                                            -----------      -----------       ------------
  Total liabilities ....................................         31,598           11,007            143,423
                                                            -----------      -----------       ------------
Net Assets .............................................    $68,295,185      $43,541,593       $ 17,666,962
                                                            ===========      ===========       ============
Net Assets:
Accumulation Units .....................................     68,267,956       42,207,648        170,745,811
Contracts in payout (annuitization) period .............             --               --            615,146
Retained by AXA Equitable in Separate Account A                  27,229        1,333,945            306,005
                                                            -----------      -----------       ------------
Total net assets .......................................    $68,295,185      $43,541,593       $171,666,962
                                                            ===========      ===========       ============
Investments in shares of The Trusts, at cost ...........    $69,533,307      $41,930,871       $181,953,614
The Trusts shares held .................................
 Class A ...............................................             --          113,826         24,169,428
 Class B ...............................................      6,669,667        3,895,263          7,264,042



                                                             AXA Premier VIP        AXA Premier VIP       AXA Premier VIP
                                                          International Equity   Large Cap Core Equity   Large Cap Growth
                                                         ---------------------- ----------------------- ------------------
Assets:
Investments in shares of The Trusts, at fair value .....       $65,112,831            $20,586,355           $39,112,343
Receivable for The Trusts shares sold ..................                --                 81,183                    --
Receivable for policy-related transactions .............            67,138                     --                16,675
                                                               -----------            -----------           -----------
  Total assets .........................................       $65,179,969            $20,667,538           $39,129,018
                                                               -----------            -----------           -----------
Liabilities:
Payable for The Trusts shares purchased ................            67,139                     --                16,694
Payable for policy-related transactions ................                --                 81,186                    --
                                                               -----------            -----------           -----------
  Total liabilities ....................................            67,139                 81,186                16,694
                                                               -----------            -----------           -----------
Net Assets .............................................       $65,112,830            $20,586,352           $39,112,324
                                                               ===========            ===========           ===========
Net Assets:
Accumulation Units .....................................        65,030,880             19,342,159            38,002,310
Contracts in payout (annuitization) period .............                --                     --                    --
Retained by AXA Equitable in Separate Account A                     81,950              1,244,193             1,110,014
                                                               -----------            -----------           -----------
Total net assets .......................................       $65,112,830            $20,586,352           $39,112,324
                                                               ===========            ===========           ===========
Investments in shares of The Trusts, at cost ...........       $58,793,390            $18,494,468           $35,023,426
The Trusts shares held .................................
 Class A ...............................................                --                109,389               100,556
 Class B ...............................................         5,006,442              1,798,805             3,694,824



                                                          AXA Premier VIP
                                                          Large Cap Value
                                                         -----------------
Assets:
Investments in shares of The Trusts, at fair value .....    $46,756,153
Receivable for The Trusts shares sold ..................             --
Receivable for policy-related transactions .............         55,663
                                                            -----------
  Total assets .........................................    $46,811,816
                                                            -----------
Liabilities:
Payable for The Trusts shares purchased ................         55,663
Payable for policy-related transactions ................             --
                                                            -----------
  Total liabilities ....................................         55,663
                                                            -----------
Net Assets .............................................    $46,756,153
                                                            ===========
Net Assets:
Accumulation Units .....................................     45,368,116
Contracts in payout (annuitization) period .............             --
Retained by AXA Equitable in Separate Account A               1,388,037
                                                            -----------
Total net assets .......................................    $46,756,153
                                                            ===========
Investments in shares of The Trusts, at cost ...........    $45,351,714
The Trusts shares held .................................
 Class A ...............................................        116,902
 Class B ...............................................      4,062,006

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-4

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                                      AXA Premier VIP   AXA Premier VIP   AXA Premier VIP
                                                       Mid Cap Growth    Mid Cap Value       Technology
                                                     ----------------- ----------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value .    $78,154,244       $67,290,936       $114,150,834
Receivable for The Trusts shares sold ..............          5,015                --              7,645
Receivable for policy-related transactions .........             --            29,338                 --
                                                        -----------       -----------       ------------
  Total assets .....................................    $78,159,259       $67,320,274       $114,158,479
                                                        -----------       -----------       ------------
Liabilities:
Payable for The Trusts shares purchased ............             --            29,424                 --
Payable for policy-related transactions ............          5,144                --              7,690
                                                        -----------       -----------       ------------
  Total liabilities ................................          5,144            29,424              7,690
                                                        -----------       -----------       ------------
Net Assets .........................................    $78,154,115       $67,290,850       $114,150,789
                                                        ===========       ===========       ============
Net Assets:
Accumulation Units .................................     78,075,031        67,219,887        113,949,369
Contracts in payout (annuitization) period .........             --                --                 --
Retained by AXA Equitable in Separate Account A              79,084            70,963            201,420
                                                        -----------       -----------       ------------
Total net assets ...................................    $78,154,115       $67,290,850       $114,150,789
                                                        ===========       ===========       ============
Investments in shares of The Trusts, at cost .......    $76,774,993       $73,659,253       $ 97,643,553
The Trusts shares held .............................
 Class A ...........................................             --                --                 --
 Class B ...........................................      8,673,591         6,999,847         11,157,206



                                                                                             EQ/Alliance
                                                                                             Intermediate
                                                        EQ/Alliance        EQ/Alliance        Government
                                                        Common Stock    Growth and Income     Securities
                                                     ----------------- ------------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value .  $4,402,995,476      $1,104,048,073    $138,120,936
Receivable for The Trusts shares sold ..............         852,481                  --         143,073
Receivable for policy-related transactions .........              --             106,462          78,216
                                                      --------------      --------------    ------------
  Total assets .....................................  $4,403,847,957      $1,104,154,535    $138,342,225
                                                      --------------      --------------    ------------
Liabilities:
Payable for The Trusts shares purchased ............              --              99,420              --
Payable for policy-related transactions ............          47,625                  --              --
                                                      --------------      --------------    ------------
  Total liabilities ................................          47,625              99,420              --
                                                      --------------      --------------    ------------
Net Assets .........................................  $4,403,358,938      $1,104,055,115    $138,342,225
                                                      ==============      ==============    ============
Net Assets:
Accumulation Units .................................   4,373,912,992       1,096,404,470     137,759,911
Contracts in payout (annuitization) period .........      26,342,212           6,842,012         582,314
Retained by AXA Equitable in Separate Account A            3,103,734             808,633              --
                                                      --------------      --------------    ------------
Total net assets ...................................  $4,403,358,938      $1,104,055,115    $138,342,225
                                                      ==============      ==============    ============
Investments in shares of The Trusts, at cost .......  $4,520,860,749      $  990,314,338    $144,450,521
The Trusts shares held .............................
 Class A ...........................................     233,119,162          51,302,507      10,525,851
 Class B ...........................................      10,289,061           7,888,833       3,634,405

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-5

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                                                       EQ/Alliance
                                                       EQ/Alliance      Large Cap      EQ/Alliance
                                                      International       Growth      Quality Bond
                                                     --------------- --------------- --------------
Assets:
Investments in shares of The Trusts, at fair value .  $738,510,661    $163,022,823    $160,917,770
Receivable for The Trusts shares sold ..............            --              --              --
Receivable for policy-related transactions .........       267,001         103,861              --
                                                      ------------    ------------    ------------
  Total assets .....................................  $738,777,662    $163,126,684    $160,917,770
                                                      ------------    ------------    ------------
Liabilities:
Payable for The Trusts shares purchased ............       265,253         103,923           2,582
Payable for policy-related transactions ............            --              --          23,711
                                                      ------------    ------------    ------------
  Total liabilities ................................       265,253         103,923          26,293
                                                      ------------    ------------    ------------
Net Assets .........................................  $738,512,409    $163,022,761    $160,891,477
                                                      ============    ============    ============
Net Assets:
Accumulation Units .................................   735,627,319     162,637,695     159,780,978
Contracts in payout (annuitization) period .........     1,860,959              --         873,764
Retained by AXA Equitable in Separate Account A          1,024,131         385,066         236,735
                                                      ------------    ------------    ------------
Total net assets ...................................  $738,512,409    $163,022,761    $160,891,477
                                                      ============    ============    ============
Investments in shares of The Trusts, at cost .......  $513,489,323    $132,741,534    $164,330,664
The Trusts shares held .............................
 Class A ...........................................    52,225,769              --      12,676,317
 Class B ...........................................     6,015,357      21,104,015       3,407,759



                                                       EQ/Alliance                      EQ/Bear Stearns
                                                        Small Cap         EQ/Ariel       Small Company      EQ/Bernstein
                                                          Growth      Appreciation II        Growth       Diversified Value
                                                    --------------- ----------------- ----------------- ------------------
Assets:
Investments in shares of The Trusts, at fair value .  $373,972,462        $588,576        $14,694,673       $372,141,955
Receivable for The Trusts shares sold ..............       314,239              --                 --                 --
Receivable for policy-related transactions .........            --           3,465            173,963            355,981
                                                      ------------        --------        -----------       ------------
  Total assets .....................................  $374,286,701        $592,041        $14,868,636       $372,497,936
                                                      ------------        --------        -----------       ------------
Liabilities:
Payable for The Trusts shares purchased ............            --           3,465            174,166            322,633
Payable for policy-related transactions ............       307,903              --                 --                 --
                                                      ------------        --------        -----------       ------------
  Total liabilities ................................       307,903           3,465            174,166            322,633
                                                      ------------        --------        -----------       ------------
Net Assets .........................................  $373,978,798        $588,576        $14,694,470       $372,175,303
                                                      ============        ========        ===========       ============
Net Assets:
Accumulation Units .................................   372,596,780         588,160         14,675,065        371,731,192
Contracts in payout (annuitization) period .........     1,338,829              --                 --                 --
Retained by AXA Equitable in Separate Account A             43,189             416             19,405            444,111
                                                      ------------        --------        -----------       ------------
Total net assets ...................................  $373,978,798        $588,576        $14,694,470       $372,175,303
                                                      ============        ========        ===========       ============
Investments in shares of The Trusts, at cost .......  $297,342,211        $589,390        $14,467,651       $320,135,533
The Trusts shares held .............................
 Class A ...........................................    19,549,262              --                 --                 --
 Class B ...........................................     3,494,150          57,845          1,677,518         25,667,024

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-6

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                                      EQ/Boston Advisors       EQ/Calvert           EQ/Capital
                                                        Equity Income     Socially Responsible   Guardian Growth
                                                     ------------------- ---------------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value .     $34,433,372           $15,597,816          $6,981,752
Receivable for The Trusts shares sold ..............              --                    --                  --
Receivable for policy-related transactions .........         100,252                 8,364              24,899
                                                         -----------           -----------          ----------
  Total assets .....................................     $34,533,624           $15,606,180          $7,006,651
                                                         -----------           -----------          ----------
Liabilities:
Payable for The Trusts shares purchased ............         100,251                 8,367              24,904
Payable for policy-related transactions ............              --                    --                  --
                                                         -----------           -----------          ----------
  Total liabilities ................................         100,251                 8,367              24,904
                                                         -----------           -----------          ----------
Net Assets .........................................     $34,433,373           $15,597,813          $6,981,747
                                                         ===========           ===========          ==========
Net Assets:
Accumulation Units .................................      34,415,712            13,658,173           6,903,430
Contracts in payout (annuitization) period .........              --                    --                  --
Retained by AXA Equitable in Separate Account A               17,661             1,939,640              78,317
                                                         -----------           -----------          ----------
Total net assets ...................................     $34,433,373           $15,597,813          $6,981,747
                                                         ===========           ===========          ==========
Investments in shares of The Trusts, at cost .......     $33,623,841           $15,064,391          $6,314,332
The Trusts shares held .............................
 Class A ...........................................              --                    --                  --
 Class B ...........................................       5,412,877             1,903,407             534,400



                                                            EQ/Capital             EQ/Capital           EQ/Capital
                                                      Guardian International   Guardian Research   Guardian U.S. Equity
                                                     ------------------------ ------------------- ----------------------
Assets:
Investments in shares of The Trusts, at fair value .        $69,081,361           $150,360,693         $115,764,606
Receivable for The Trusts shares sold ..............                 --                103,701               10,893
Receivable for policy-related transactions .........            123,782                     --                   --
                                                            -----------           ------------         ------------
  Total assets .....................................        $69,205,143           $150,464,394         $115,775,499
                                                            -----------           ------------         ------------
Liabilities:
Payable for The Trusts shares purchased ............            123,517                     --                   --
Payable for policy-related transactions ............                 --                103,652               10,954
                                                            -----------           ------------         ------------
  Total liabilities ................................            123,517                103,652               10,954
                                                            -----------           ------------         ------------
Net Assets .........................................        $69,081,626           $150,360,742         $115,764,545
                                                            ===========           ============         ============
Net Assets:
Accumulation Units .................................         69,009,619            150,283,171          115,650,093
Contracts in payout (annuitization) period .........                 --                     --                   --
Retained by AXA Equitable in Separate Account A                  72,007                 77,571              114,452
                                                            -----------           ------------         ------------
Total net assets ...................................        $69,081,626           $150,360,742         $115,764,545
                                                            ===========           ============         ============
Investments in shares of The Trusts, at cost .......        $58,418,000           $116,375,430         $106,334,581
The Trusts shares held .............................
 Class A ...........................................                 --                     --                   --
 Class B ...........................................          5,536,602             12,014,898           10,036,804



                                                      EQ/Caywood-Scholl
                                                       High Yield Bond
                                                     -------------------
Assets:
Investments in shares of The Trusts, at fair value .      $5,366,278
Receivable for The Trusts shares sold ..............              --
Receivable for policy-related transactions .........          45,984
                                                          ----------
  Total assets .....................................      $5,412,262
                                                          ----------
Liabilities:
Payable for The Trusts shares purchased ............          45,984
Payable for policy-related transactions ............              --
                                                          ----------
  Total liabilities ................................          45,984
                                                          ----------
Net Assets .........................................      $5,366,278
                                                          ==========
Net Assets:
Accumulation Units .................................       5,354,705
Contracts in payout (annuitization) period .........              --
Retained by AXA Equitable in Separate Account A               11,573
                                                          ----------
Total net assets ...................................      $5,366,278
                                                          ==========
Investments in shares of The Trusts, at cost .......      $5,592,255
The Trusts shares held .............................
 Class A ...........................................              --
 Class B ...........................................       1,177,930

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-7

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                                         EQ/Equity         EQ/Evergreen      EQ/Evergreen
                                                         500 Index      International Bond       Omega
                                                     ----------------- -------------------- --------------
Assets:
Investments in shares of The Trusts, at fair value .  $1,003,803,420         $503,700        $24,509,663
Receivable for The Trusts shares sold ..............         422,571               --                 --
Receivable for policy-related transactions .........              --            3,603             18,350
                                                      --------------         --------        -----------
  Total assets .....................................  $1,004,225,991         $507,303        $24,528,013
                                                      --------------         --------        -----------
Liabilities:
Payable for The Trusts shares purchased ............              --            3,603             18,350
Payable for policy-related transactions ............         422,539               --                 --
                                                      --------------         --------        -----------
  Total liabilities ................................         422,539            3,603             18,350
                                                      --------------         --------        -----------
Net Assets .........................................  $1,003,803,452         $503,700        $24,509,663
                                                      ==============         ========        ===========
Net Assets:
Accumulation Units .................................     998,198,467          503,290         24,388,312
Contracts in payout (annuitization) period .........       4,422,315               --                 --
Retained by AXA Equitable in Separate Account A            1,182,670              410            121,351
                                                      --------------         --------        -----------
Total net assets ...................................  $1,003,803,452         $503,700        $24,509,663
                                                      ==============         ========        ===========
Investments in shares of The Trusts, at cost .......  $  955,109,089         $502,092        $23,283,863
The Trusts shares held .............................
 Class A ...........................................      38,803,036               --                 --
 Class B ...........................................       3,898,190           51,571          2,714,616



                                                                                        EQ/GAMCO       EQ/GAMCO
                                                          EQ/FI           EQ/FI        Mergers and   Small Company
                                                         Mid Cap      Mid Cap Value   Acquisitions       Value
                                                    --------------- --------------- -------------- --------------
Assets:
Investments in shares of The Trusts, at fair value .  $265,972,237    $446,353,063     $2,520,193    $39,752,693
Receivable for The Trusts shares sold ..............            --              --             --             --
Receivable for policy-related transactions .........       166,639       1,041,979         17,134         90,038
                                                      ------------    ------------     ----------    -----------
  Total assets .....................................  $266,138,876    $447,395,042     $2,537,327    $39,842,731
                                                      ------------    ------------     ----------    -----------
Liabilities:
Payable for The Trusts shares purchased ............       166,757       1,041,602         17,134         90,236
Payable for policy-related transactions ............            --              --             --             --
                                                      ------------    ------------     ----------    -----------
  Total liabilities ................................       166,757       1,041,602         17,134         90,236
                                                      ------------    ------------     ----------    -----------
Net Assets .........................................  $265,972,119    $446,353,440     $2,520,193    $39,752,495
                                                      ============    ============     ==========    ===========
Net Assets:
Accumulation Units .................................   265,900,824     446,195,681      2,512,431     39,737,919
Contracts in payout (annuitization) period .........            --              --             --             --
Retained by AXA Equitable in Separate Account A             71,295         157,759          7,762         14,576
                                                      ------------    ------------     ----------    -----------
Total net assets ...................................  $265,972,119    $446,353,440     $2,520,193    $39,752,495
                                                      ============    ============     ==========    ===========
Investments in shares of The Trusts, at cost .......  $259,480,978    $408,532,829     $2,539,989    $41,231,188
The Trusts shares held .............................
 Class A ...........................................            --              --             --             --
 Class B ...........................................    25,929,385      32,000,179        217,124      1,477,296

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-8

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                                                           EQ/Janus
                                                      EQ/International     Large Cap     EQ/JPMorgan
                                                           Growth           Growth        Core Bond
                                                     ------------------ -------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value .     $2,174,741      $73,279,066    $101,172,011
Receivable for The Trusts shares sold ..............             --               --              --
Receivable for policy-related transactions .........        152,163           44,316          88,136
                                                         ----------      -----------    ------------
  Total assets .....................................     $2,326,904      $73,323,382    $101,260,147
                                                         ----------      -----------    ------------
Liabilities:
Payable for The Trusts shares purchased ............        152,165           44,326          90,854
Payable for policy-related transactions ............             --               --              --
                                                         ----------      -----------    ------------
  Total liabilities ................................        152,165           44,326          90,854
                                                         ----------      -----------    ------------
Net Assets .........................................     $2,174,739      $73,279,056    $101,169,293
                                                         ==========      ===========    ============
Net Assets:
Accumulation Units .................................      2,169,906       73,251,783     101,134,555
Contracts in payout (annuitization) period .........             --               --              --
Retained by AXA Equitable in Separate Account A               4,833           27,273          34,738
                                                         ----------      -----------    ------------
Total net assets ...................................     $2,174,739      $73,279,056    $101,169,293
                                                         ==========      ===========    ============
Investments in shares of The Trusts, at cost .......     $2,115,859      $60,173,473    $103,792,689
The Trusts shares held .............................
 Class A ...........................................             --               --              --
 Class B ...........................................        417,444       10,730,040       9,192,350



                                                                              EQ/Lazard
                                                          EQ/JPMorgan         Small Cap     EQ/Legg Mason      EQ/Long
                                                      Value Opportunities       Value        Value Equity     Term Bond
                                                     --------------------- --------------- --------------- --------------
Assets:
Investments in shares of The Trusts, at fair value .      $60,816,693       $173,824,187      $2,152,168    $10,494,958
Receivable for The Trusts shares sold ..............           56,382                 --              --         19,156
Receivable for policy-related transactions .........               --            137,065          32,833             --
                                                          -----------       ------------      ----------    -----------
  Total assets .....................................      $60,873,075       $173,961,252      $2,185,001    $10,514,114
                                                          -----------       ------------      ----------    -----------
Liabilities:
Payable for The Trusts shares purchased ............               --            131,821          32,833             --
Payable for policy-related transactions ............           56,416                 --              --         19,041
                                                          -----------       ------------      ----------    -----------
  Total liabilities ................................           56,416            131,821          32,833         19,041
                                                          -----------       ------------      ----------    -----------
Net Assets .........................................      $60,816,659       $173,829,431      $2,152,168    $10,495,073
                                                          ===========       ============      ==========    ===========
Net Assets:
Accumulation Units .................................       60,725,547        173,752,649       2,150,325     10,484,657
Contracts in payout (annuitization) period .........               --                 --              --             --
Retained by AXA Equitable in Separate Account A                91,112             76,782           1,843         10,416
                                                          -----------       ------------      ----------    -----------
Total net assets ...................................      $60,816,659       $173,829,431      $2,152,168    $10,495,073
                                                          ===========       ============      ==========    ===========
Investments in shares of The Trusts, at cost .......      $52,093,762       $179,356,637      $2,154,954    $10,684,917
The Trusts shares held .............................
 Class A ...........................................               --                 --              --             --
 Class B ...........................................        4,821,886         12,994,757         205,551        774,628

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-9

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                                      EQ/Lord Abbett
                                                        Growth and    EQ/Lord Abbett   EQ/Lord Abbett
                                                          Income      Large Cap Core    Mid Cap Value
                                                     --------------- ---------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value .    $1,735,197      $1,883,427       $10,460,115
Receivable for The Trusts shares sold ..............            --              --                --
Receivable for policy-related transactions .........        18,226           3,641            45,520
                                                        ----------      ----------       -----------
  Total assets .....................................    $1,753,423      $1,887,068       $10,505,635
                                                        ----------      ----------       -----------
Liabilities:
Payable for The Trusts shares purchased ............        18,226           3,641            45,520
Payable for policy-related transactions ............            --              --                --
                                                        ----------      ----------       -----------
  Total liabilities ................................        18,226           3,641            45,520
                                                        ----------      ----------       -----------
Net Assets .........................................    $1,735,197      $1,883,427       $10,460,115
                                                        ==========      ==========       ===========
Net Assets:
Accumulation Units .................................     1,730,786       1,876,908        10,449,970
Contracts in payout (annuitization) period .........            --              --                --
Retained by AXA Equitable in Separate Account A              4,411           6,519            10,145
                                                        ----------      ----------       -----------
Total net assets ...................................    $1,735,197      $1,883,427       $10,460,115
                                                        ==========      ==========       ===========
Investments in shares of The Trusts, at cost .......    $1,695,265      $1,845,541       $10,260,909
The Trusts shares held .............................
 Class A ...........................................            --              --                --
 Class B ...........................................       162,458         176,098           926,715



                                                                        EQ/Mercury
                                                        EQ/Marsico     Basic Value         EQ/Mercury       EQ/MFS Emerging
                                                          Focus           Equity      International Value   Growth Companies
                                                     --------------- --------------- --------------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value .  $236,382,045    $344,266,544        $206,956,991        $342,149,429
Receivable for The Trusts shares sold ..............            --         372,866                  --             150,479
Receivable for policy-related transactions .........       491,098              --             327,577                  --
                                                      ------------    ------------        ------------        ------------
  Total assets .....................................  $236,873,143    $344,639,410        $207,284,568        $342,299,908
                                                      ------------    ------------        ------------        ------------
Liabilities:
Payable for The Trusts shares purchased ............       491,377              --             327,456                  --
Payable for policy-related transactions ............            --         373,523                  --             150,007
                                                      ------------    ------------        ------------        ------------
  Total liabilities ................................       491,377         373,523             327,456             150,007
                                                      ------------    ------------        ------------        ------------
Net Assets .........................................  $236,381,766    $344,265,887        $206,957,112        $342,149,901
                                                      ============    ============        ============        ============
Net Assets:
Accumulation Units .................................   236,310,495     344,111,608         206,833,107         342,057,805
Contracts in payout (annuitization) period .........            --              --                  --                  --
Retained by AXA Equitable in Separate Account A             71,271         154,279             124,005              92,096
                                                      ------------    ------------        ------------        ------------
Total net assets ...................................  $236,381,766    $344,265,887        $206,957,112        $342,149,901
                                                      ============    ============        ============        ============
Investments in shares of The Trusts, at cost .......  $204,890,396    $315,288,280        $171,957,056        $281,405,439
The Trusts shares held .............................
 Class A ...........................................            --              --                  --                  --
 Class B ...........................................    15,013,330      22,817,787          14,572,764          23,945,958

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-10

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                                           EQ/MFS          EQ/Money       EQ/Montag &
                                                      Investors Trust       Market      Caldwell Growth
                                                     ----------------- --------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value .    $16,964,856     $113,954,693       $2,860,502
Receivable for The Trusts shares sold ..............          1,175               --              300
Receivable for policy-related transactions .........             --          293,888               --
                                                        -----------     ------------       ----------
  Total assets .....................................    $16,966,031     $114,248,581       $2,860,802
                                                        -----------     ------------       ----------
Liabilities:
Payable for The Trusts shares purchased ............             --          103,853               --
Payable for policy-related transactions ............          1,182               --              300
                                                        -----------     ------------       ----------
  Total liabilities ................................          1,182          103,853              300
                                                        -----------     ------------       ----------
Net Assets .........................................    $16,964,849     $114,144,728       $2,860,502
                                                        ===========     ============       ==========
Net Assets:
Accumulation Units .................................     16,800,423      109,739,121        2,846,068
Contracts in payout (annuitization) period .........             --          862,293               --
Retained by AXA Equitable in Separate Account A             164,426        3,543,314           14,434
                                                        -----------     ------------       ----------
Total net assets ...................................    $16,964,849     $114,144,728       $2,860,502
                                                        ===========     ============       ==========
Investments in shares of The Trusts, at cost .......    $14,112,699     $114,696,038       $2,788,976
The Trusts shares held .............................
 Class A ...........................................             --       88,395,969               --
 Class B ...........................................      1,679,364       25,557,265          565,477



                                                        EQ/PIMCO       EQ/Short        EQ/Small
                                                      Real Return   Duration Bond   Company Index   EQ/TCW Equity
                                                    ------------- --------------- --------------- --------------
Assets:
Investments in shares of The Trusts, at fair value .  $14,821,085     $2,211,031    $101,535,601     $7,981,216
Receivable for The Trusts shares sold ..............           --             --              --             --
Receivable for policy-related transactions .........      131,188         17,750         170,266          2,830
                                                      -----------     ----------    ------------     ----------
  Total assets .....................................  $14,952,273     $2,228,781    $101,705,867     $7,984,046
                                                      -----------     ----------    ------------     ----------
Liabilities:
Payable for The Trusts shares purchased ............      131,185         17,750         149,658          2,829
Payable for policy-related transactions ............           --             --              --             --
                                                      -----------     ----------    ------------     ----------
  Total liabilities ................................      131,185         17,750         149,658          2,829
                                                      -----------     ----------    ------------     ----------
Net Assets .........................................  $14,821,088     $2,211,031    $101,556,209     $7,981,217
                                                      ===========     ==========    ============     ==========
Net Assets:
Accumulation Units .................................   14,807,653      2,204,083     101,472,886      7,960,108
Contracts in payout (annuitization) period .........           --             --              --             --
Retained by AXA Equitable in Separate Account A            13,435          6,948          83,323         21,109
                                                      -----------     ----------    ------------     ----------
Total net assets ...................................  $14,821,088     $2,211,031    $101,556,209     $7,981,217
                                                      ===========     ==========    ============     ==========
Investments in shares of The Trusts, at cost .......  $15,099,362     $2,224,224    $ 98,280,745     $7,740,583
The Trusts shares held .............................
 Class A ...........................................           --             --              --             --
 Class B ...........................................    1,461,215        222,320       8,694,569        361,258

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-11

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Concluded)

DECEMBER 31, 2005


                                                        EQ/UBS                       EQ/Van Kampen
                                                      Growth and   EQ/Van Kampen   Emerging Markets
                                                        Income        Comstock          Equity
                                                     ------------ --------------- ------------------
Assets:
Investments in shares of The Trusts, at fair value .  $7,935,287     $6,681,503      $252,833,286
Receivable for The Trusts shares sold ..............          --             --                --
Receivable for policy-related transactions .........     195,780         41,073           277,097
                                                      ----------     ----------      ------------
  Total assets .....................................  $8,131,067     $6,722,576      $253,110,383
                                                      ----------     ----------      ------------
Liabilities:
Payable for The Trusts shares purchased ............     195,780         41,073           278,058
Payable for policy-related transactions ............          --             --                --
                                                      ----------     ----------      ------------
  Total liabilities ................................     195,780         41,073           278,058
                                                      ----------     ----------      ------------
Net Assets .........................................  $7,935,287     $6,681,503      $252,832,325
                                                      ==========     ==========      ============
Net Assets:
Accumulation Units .................................   7,918,303      6,671,982       252,541,117
Contracts in payout (annuitization) period .........          --             --                --
Retained by AXA Equitable in Separate Account A           16,984          9,521           291,208
                                                      ----------     ----------      ------------
Total net assets ...................................  $7,935,287     $6,681,503      $252,832,325
                                                      ==========     ==========      ============
Investments in shares of The Trusts, at cost .......  $7,579,630     $6,510,983      $211,661,801
The Trusts shares held .............................
 Class A ...........................................          --             --                --
 Class B ...........................................   1,318,489        639,860        19,644,741



                                                      EQ/Van Kampen   EQ/Wells Fargo    Laudus Rosenberg
                                                         Mid Cap        Montgomery         VIT Value       U.S. Real Estate --
                                                          Growth       Small Cap (c)   Long/Short Equity        Class II
                                                     --------------- ---------------- ------------------- --------------------
Assets:
Investments in shares of The Trusts, at fair value .    $4,873,217       $550,117          $8,336,553          $93,740,479
Receivable for The Trusts shares sold ..............            --          2,813                  --                   --
Receivable for policy-related transactions .........       127,974             --              12,239              101,766
                                                        ----------       --------          ----------          -----------
  Total assets .....................................    $5,001,191       $552,930          $8,348,792          $93,842,245
                                                        ----------       --------          ----------          -----------
Liabilities:
Payable for The Trusts shares purchased ............       127,974             --              12,255              101,827
Payable for policy-related transactions ............            --          2,813                  --                   --
                                                        ----------       --------          ----------          -----------
  Total liabilities ................................       127,974          2,813              12,255              101,827
                                                        ----------       --------          ----------          -----------
Net Assets .........................................    $4,873,217       $550,117          $8,336,537          $93,740,418
                                                        ==========       ========          ==========          ===========
Net Assets:
Accumulation Units .................................     4,864,667        547,008           8,296,942           93,700,323
Contracts in payout (annuitization) period .........            --             --                  --                   --
Retained by AXA Equitable in Separate Account A              8,550          3,109              39,595               40,095
                                                        ----------       --------          ----------          -----------
Total net assets ...................................    $4,873,217       $550,117          $8,336,537          $93,740,418
                                                        ==========       ========          ==========          ===========
Investments in shares of The Trusts, at cost .......    $4,846,835       $570,708          $8,221,821          $85,968,358
The Trusts shares held .............................
 Class A ...........................................            --             --                  --                   --
 Class B ...........................................       390,329         48,401             776,215            4,089,899

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-12

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005






                                            Contract charges   Unit Fair Value   Units Outstanding (000's)
                                           ------------------ ----------------- --------------------------
AXA Aggressive Allocation ..............     Class B 0.50%        $ 130.82                    --
AXA Aggressive Allocation ..............     Class B 0.70%        $ 130.23                    --
AXA Aggressive Allocation ..............     Class B 0.90%        $ 129.64                     2
AXA Aggressive Allocation ..............     Class B 0.95%        $ 129.49                    23
AXA Aggressive Allocation ..............     Class B 1.20%        $ 128.76                    32
AXA Aggressive Allocation ..............     Class B 1.34%        $ 128.35                   122
AXA Aggressive Allocation ..............     Class B 1.35%        $ 128.32                    --
AXA Aggressive Allocation ..............     Class B 1.45%        $ 128.03                    --
AXA Conservative Allocation ............     Class B 0.50%        $ 110.08                    --
AXA Conservative Allocation ............     Class B 0.70%        $ 109.58                    --
AXA Conservative Allocation ............     Class B 0.90%        $ 109.09                     1
AXA Conservative Allocation ............     Class B 0.95%        $ 108.97                    10
AXA Conservative Allocation ............     Class B 1.20%        $ 108.35                    42
AXA Conservative Allocation ............     Class B 1.34%        $ 108.01                    59
AXA Conservative Allocation ............     Class B 1.35%        $ 107.98                    --
AXA Conservative Allocation ............     Class B 1.45%        $ 107.73                    --
AXA Conservative-Plus Allocation .......     Class B 0.50%        $ 114.94                    --
AXA Conservative-Plus Allocation .......     Class B 0.70%        $ 114.43                    --
AXA Conservative-Plus Allocation .......     Class B 0.90%        $ 113.91                     2
AXA Conservative-Plus Allocation .......     Class B 0.95%        $ 113.78                    22
AXA Conservative-Plus Allocation .......     Class B 1.20%        $ 113.14                    44
AXA Conservative-Plus Allocation .......     Class B 1.34%        $ 112.78                   112
AXA Conservative-Plus Allocation .......     Class B 1.35%        $ 112.75                    --
AXA Conservative-Plus Allocation .......     Class B 1.45%        $ 112.49                    --
AXA Moderate Allocation ................     Class A 0.70%        $ 152.68                    --
AXA Moderate Allocation ................     Class A 0.90%        $ 183.99                    56
AXA Moderate Allocation ................     Class A 1.20%        $ 165.24                    --
AXA Moderate Allocation ................     Class A 1.34%        $  57.47                19,656
AXA Moderate Allocation ................     Class A 1.35%        $ 196.88                   155
AXA Moderate Allocation ................     Class A 1.35%        $ 195.64                 1,902
AXA Moderate Allocation ................     Class A 1.45%        $ 126.17                     5
AXA Moderate Allocation ................     Class B 0.50%        $ 109.79                    --
AXA Moderate Allocation ................     Class B 0.70%        $ 152.68                     2
AXA Moderate Allocation ................     Class B 0.70%        $ 119.07                     2
AXA Moderate Allocation ................     Class B 0.90%        $ 130.82                     6
AXA Moderate Allocation ................     Class B 0.90%        $ 115.21                    23
AXA Moderate Allocation ................     Class B 0.95%        $ 117.18                   236
AXA Moderate Allocation ................     Class B 1.20%        $ 126.19                   647
AXA Moderate-Plus Allocation ...........     Class B 0.50%        $ 127.61                    --
AXA Moderate-Plus Allocation ...........     Class B 0.70%        $ 127.03                     1
AXA Moderate-Plus Allocation ...........     Class B 0.90%        $ 126.46                     6
AXA Moderate-Plus Allocation ...........     Class B 0.95%        $ 126.32                   105
AXA Moderate-Plus Allocation ...........     Class B 1.20%        $ 125.60                   122
AXA Moderate-Plus Allocation ...........     Class B 1.34%        $ 125.20                   491
AXA Moderate-Plus Allocation ...........     Class B 1.35%        $ 125.17                     3
AXA Moderate-Plus Allocation ...........     Class B 1.45%        $ 124.89                    --
AXA Premier VIP Aggressive Equity ......     Class A 0.70%        $  83.12                    --
AXA Premier VIP Aggressive Equity ......     Class A 0.90%        $ 103.39                    54
AXA Premier VIP Aggressive Equity ......     Class A 1.20%        $  91.83                    --
AXA Premier VIP Aggressive Equity ......     Class A 1.34%        $  77.39                10,645
AXA Premier VIP Aggressive Equity ......     Class A 1.35%        $ 143.57                   185

                                     FSA-13

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                               Contract charges   Unit Fair Value   Units Outstanding (000's)
                                              ------------------ ----------------- --------------------------
AXA Premier VIP Aggressive Equity .........     Class A 1.35%        $ 136.36                1,285
AXA Premier VIP Aggressive Equity .........     Class A 1.45%        $  75.62                    5
AXA Premier VIP Aggressive Equity .........     Class B 0.50%        $  76.37                   --
AXA Premier VIP Aggressive Equity .........     Class B 0.70%        $  83.12                   13
AXA Premier VIP Aggressive Equity .........     Class B 0.70%        $  82.92                   --
AXA Premier VIP Aggressive Equity .........     Class B 0.90%        $  77.61                    1
AXA Premier VIP Aggressive Equity .........     Class B 0.90%        $  63.86                   34
AXA Premier VIP Aggressive Equity .........     Class B 0.95%        $  81.60                   34
AXA Premier VIP Aggressive Equity .........     Class B 1.20%        $  75.63                  122
AXA Premier VIP Core Bond .................     Class B 0.50%        $ 116.28                   --
AXA Premier VIP Core Bond .................     Class B 0.70%        $ 115.34                   --
AXA Premier VIP Core Bond .................     Class B 0.90%        $ 114.42                    2
AXA Premier VIP Core Bond .................     Class B 0.95%        $ 100.88                   --
AXA Premier VIP Core Bond .................     Class B 0.95%        $ 114.19                  105
AXA Premier VIP Core Bond .................     Class B 1.20%        $ 113.04                  121
AXA Premier VIP Core Bond .................     Class B 1.34%        $ 112.40                  375
AXA Premier VIP Core Bond .................     Class B 1.35%        $ 112.36                    2
AXA Premier VIP Core Bond .................     Class B 1.45%        $ 111.90                   --
AXA Premier VIP Health Care ...............     Class B 0.50%        $ 120.59                   --
AXA Premier VIP Health Care ...............     Class B 0.70%        $ 119.62                   --
AXA Premier VIP Health Care ...............     Class B 0.90%        $ 118.66                    2
AXA Premier VIP Health Care ...............     Class B 0.95%        $ 118.42                   25
AXA Premier VIP Health Care ...............     Class B 1.20%        $ 117.23                   57
AXA Premier VIP Health Care ...............     Class B 1.34%        $ 116.57                  274
AXA Premier VIP Health Care ...............     Class B 1.34%        $ 154.20                   --
AXA Premier VIP Health Care ...............     Class B 1.35%        $ 116.52                    3
AXA Premier VIP Health Care ...............     Class B 1.45%        $ 116.05                   --
AXA Premier VIP High Yield ................     Class A 0.70%        $ 109.88                   --
AXA Premier VIP High Yield ................     Class A 0.90%        $ 144.66                    4
AXA Premier VIP High Yield ................     Class A 1.20%        $ 123.10                   --
AXA Premier VIP High Yield ................     Class A 1.34%        $ 164.14                  768
AXA Premier VIP High Yield ................     Class A 1.35%        $ 175.05                   26
AXA Premier VIP High Yield ................     Class A 1.45%        $  96.58                    1
AXA Premier VIP High Yield ................     Class B 0.50%        $ 123.08                   --
AXA Premier VIP High Yield ................     Class B 0.70%        $ 109.88                   --
AXA Premier VIP High Yield ................     Class B 0.70%        $ 116.48                   --
AXA Premier VIP High Yield ................     Class B 0.90%        $  99.16                    5
AXA Premier VIP High Yield ................     Class B 0.95%        $ 114.63                  156
AXA Premier VIP High Yield ................     Class B 1.20%        $  96.58                  218
AXA Premier VIP International Equity ......     Class B 0.50%        $ 141.82                   --
AXA Premier VIP International Equity ......     Class B 0.70%        $ 140.68                   --
AXA Premier VIP International Equity ......     Class B 0.90%        $ 139.55                    2
AXA Premier VIP International Equity ......     Class B 0.95%        $ 139.27                   72
AXA Premier VIP International Equity ......     Class B 1.20%        $ 137.87                   71
AXA Premier VIP International Equity ......     Class B 1.34%        $ 137.09                  321
AXA Premier VIP International Equity ......     Class B 1.34%        $ 158.76                    5
AXA Premier VIP International Equity ......     Class B 1.35%        $ 137.03                    1
AXA Premier VIP International Equity ......     Class B 1.45%        $ 136.48                   --
AXA Premier VIP Large Cap Core Equity .....     Class B 0.50%        $ 113.89                   --
AXA Premier VIP Large Cap Core Equity .....     Class B 0.70%        $ 112.97                    1
AXA Premier VIP Large Cap Core Equity .....     Class B 0.90%        $ 108.04                   --
AXA Premier VIP Large Cap Core Equity .....     Class B 0.90%        $ 112.07                   --

                                     FSA-14

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                               Contract charges   Unit Fair Value   Units Outstanding (000's)
                                              ------------------ ----------------- --------------------------
AXA Premier VIP Large Cap Core Equity .....     Class B 0.95%        $ 111.84                   14
AXA Premier VIP Large Cap Core Equity .....     Class B 1.20%        $ 110.72                   31
AXA Premier VIP Large Cap Core Equity .....     Class B 1.34%        $ 110.09                  128
AXA Premier VIP Large Cap Core Equity .....     Class B 1.35%        $ 110.05                    1
AXA Premier VIP Large Cap Core Equity .....     Class B 1.45%        $ 109.60                   --
AXA Premier VIP Large Cap Growth ..........     Class B 0.50%        $ 100.98                   --
AXA Premier VIP Large Cap Growth ..........     Class B 0.70%        $ 100.17                   --
AXA Premier VIP Large Cap Growth ..........     Class B 0.90%        $  99.37                    2
AXA Premier VIP Large Cap Growth ..........     Class B 0.95%        $  99.17                   52
AXA Premier VIP Large Cap Growth ..........     Class B 1.20%        $  98.17                   65
AXA Premier VIP Large Cap Growth ..........     Class B 1.34%        $  97.62                  267
AXA Premier VIP Large Cap Growth ..........     Class B 1.35%        $  97.58                    2
AXA Premier VIP Large Cap Growth ..........     Class B 1.45%        $  97.18                   --
AXA Premier VIP Large Cap Value ...........     Class B 0.50%        $ 126.22                   --
AXA Premier VIP Large Cap Value ...........     Class B 0.70%        $ 125.20                   --
AXA Premier VIP Large Cap Value ...........     Class B 0.90%        $ 124.20                    2
AXA Premier VIP Large Cap Value ...........     Class B 0.95%        $ 123.95                   43
AXA Premier VIP Large Cap Value ...........     Class B 1.20%        $ 122.70                   62
AXA Premier VIP Large Cap Value ...........     Class B 1.34%        $ 122.01                  263
AXA Premier VIP Large Cap Value ...........     Class B 1.35%        $ 121.96                    1
AXA Premier VIP Large Cap Value ...........     Class B 1.45%        $ 121.47                   --
AXA Premier VIP Mid Cap Growth ............     Class B 0.50%        $ 104.60                   --
AXA Premier VIP Mid Cap Growth ............     Class B 0.70%        $ 103.76                   --
AXA Premier VIP Mid Cap Growth ............     Class B 0.90%        $ 102.93                    3
AXA Premier VIP Mid Cap Growth ............     Class B 0.95%        $ 102.72                   81
AXA Premier VIP Mid Cap Growth ............     Class B 1.20%        $ 101.69                  122
AXA Premier VIP Mid Cap Growth ............     Class B 1.34%        $ 101.11                  556
AXA Premier VIP Mid Cap Growth ............     Class B 1.34%        $ 152.12                    3
AXA Premier VIP Mid Cap Growth ............     Class B 1.35%        $ 101.07                    3
AXA Premier VIP Mid Cap Growth ............     Class B 1.45%        $ 100.66                   --
AXA Premier VIP Mid Cap Value .............     Class B 0.50%        $ 127.30                   --
AXA Premier VIP Mid Cap Value .............     Class B 0.70%        $ 126.28                   --
AXA Premier VIP Mid Cap Value .............     Class B 0.70%        $ 110.33                   --
AXA Premier VIP Mid Cap Value .............     Class B 0.90%        $ 125.26                    2
AXA Premier VIP Mid Cap Value .............     Class B 0.95%        $ 125.01                   60
AXA Premier VIP Mid Cap Value .............     Class B 1.20%        $ 123.75                   89
AXA Premier VIP Mid Cap Value .............     Class B 1.34%        $ 123.06                  390
AXA Premier VIP Mid Cap Value .............     Class B 1.34%        $ 157.77                    2
AXA Premier VIP Mid Cap Value .............     Class B 1.35%        $ 123.01                    1
AXA Premier VIP Mid Cap Value .............     Class B 1.45%        $ 122.51                   --
AXA Premier VIP Technology ................     Class B 0.50%        $ 103.61                   --
AXA Premier VIP Technology ................     Class B 0.70%        $ 102.78                    8
AXA Premier VIP Technology ................     Class B 0.90%        $ 101.96                    6
AXA Premier VIP Technology ................     Class B 0.95%        $ 101.75                   85
AXA Premier VIP Technology ................     Class B 1.20%        $ 100.73                  128
AXA Premier VIP Technology ................     Class B 1.34%        $ 100.16                  900
AXA Premier VIP Technology ................     Class B 1.34%        $ 154.88                    1
AXA Premier VIP Technology ................     Class B 1.35%        $ 100.12                    6
AXA Premier VIP Technology ................     Class B 1.45%        $  99.71                    1
EQ/Alliance Common Stock ..................     Class A 0.70%        $ 144.65                   --
EQ/Alliance Common Stock ..................     Class A 0.74%        $ 453.40                  115

                                     FSA-15

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                                        Contract charges   Unit Fair Value   Units Outstanding (000's)
                                                       ------------------ ----------------- --------------------------
EQ/Alliance Common Stock ...........................     Class A 0.74%        $ 491.12                    42
EQ/Alliance Common Stock ...........................     Class A 0.90%        $ 206.24                    65
EQ/Alliance Common Stock ...........................     Class A 1.20%        $ 171.66                    --
EQ/Alliance Common Stock ...........................     Class A 1.35%        $ 265.43                 3,126
EQ/Alliance Common Stock ...........................     Class A 1.35%        $ 277.33                   214
EQ/Alliance Common Stock ...........................     Class A 1.45%        $ 107.21                    29
EQ/Alliance Common Stock ...........................     Class A 1.49%        $ 341.80                 9,393
EQ/Alliance Common Stock ...........................     Class B 0.50%        $  92.69                    --
EQ/Alliance Common Stock ...........................     Class B 0.70%        $  96.76                    --
EQ/Alliance Common Stock ...........................     Class B 0.70%        $ 144.65                    12
EQ/Alliance Common Stock ...........................     Class B 0.90%        $ 111.98                     4
EQ/Alliance Common Stock ...........................     Class B 0.90%        $ 100.06                    50
EQ/Alliance Common Stock ...........................     Class B 0.95%        $  95.23                   456
EQ/Alliance Common Stock ...........................     Class B 1.20%        $ 107.24                 1,254
EQ/Alliance Growth and Income ......................     Class A 0.70%        $ 182.19                    --
EQ/Alliance Growth and Income ......................     Class A 0.90%        $ 256.76                    22
EQ/Alliance Growth and Income ......................     Class A 1.20%        $ 215.74                    --
EQ/Alliance Growth and Income ......................     Class A 1.34%        $ 305.38                 3,020
EQ/Alliance Growth and Income ......................     Class A 1.35%        $ 305.63                    70
EQ/Alliance Growth and Income ......................     Class A 1.45%        $ 145.58                     7
EQ/Alliance Growth and Income ......................     Class B 0.50%        $ 114.88                    --
EQ/Alliance Growth and Income ......................     Class B 0.70%        $ 129.86                    --
EQ/Alliance Growth and Income ......................     Class B 0.70%        $ 182.19                     2
EQ/Alliance Growth and Income ......................     Class B 0.90%        $ 150.93                    11
EQ/Alliance Growth and Income ......................     Class B 0.95%        $ 127.80                   300
EQ/Alliance Growth and Income ......................     Class B 1.20%        $ 145.60                   726
EQ/Alliance Intermediate Government Securities .....     Class A 0.70%        $ 140.44                    --
EQ/Alliance Intermediate Government Securities .....     Class A 0.74%        $  78.01                    35
EQ/Alliance Intermediate Government Securities .....     Class A 0.90%        $ 151.99                     3
EQ/Alliance Intermediate Government Securities .....     Class A 1.20%        $ 140.78                    --
EQ/Alliance Intermediate Government Securities .....     Class A 1.34%        $ 157.33                   613
EQ/Alliance Intermediate Government Securities .....     Class A 1.35%        $ 151.65                    19
EQ/Alliance Intermediate Government Securities .....     Class A 1.45%        $ 127.51                    --
EQ/Alliance Intermediate Government Securities .....     Class B 0.50%        $ 124.85                    --
EQ/Alliance Intermediate Government Securities .....     Class B 0.70%        $ 140.44                    --
EQ/Alliance Intermediate Government Securities .....     Class B 0.70%        $ 129.55                    --
EQ/Alliance Intermediate Government Securities .....     Class B 0.90%        $ 130.34                     2
EQ/Alliance Intermediate Government Securities .....     Class B 0.95%        $ 127.49                   122
EQ/Alliance Intermediate Government Securities .....     Class B 1.20%        $ 127.54                   152
EQ/Alliance International ..........................     Class A 0.70%        $ 136.25                    --
EQ/Alliance International ..........................     Class A 0.90%        $ 147.18                    28
EQ/Alliance International ..........................     Class A 1.20%        $ 130.98                    --
EQ/Alliance International ..........................     Class A 1.34%        $ 130.98                    --
EQ/Alliance International ..........................     Class A 1.35%        $ 146.39                 4,333
EQ/Alliance International ..........................     Class A 1.35%        $ 146.24                   147
EQ/Alliance International ..........................     Class A 1.45%        $ 114.75                     4
EQ/Alliance International ..........................     Class B 0.50%        $ 114.22                    --
EQ/Alliance International ..........................     Class B 0.70%        $ 118.64                    --
EQ/Alliance International ..........................     Class B 0.70%        $ 136.25                     3
EQ/Alliance International ..........................     Class B 0.90%        $ 121.39                    12
EQ/Alliance International ..........................     Class B 0.95%        $ 116.76                   238
EQ/Alliance International ..........................     Class B 1.20%        $ 114.63                   398

                                     FSA-16

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                              Contract charges   Unit Fair Value   Units Outstanding (000's)
                                             ------------------ ----------------- --------------------------
EQ/Alliance Large Cap Growth .............     Class B 0.50%        $  66.85                    --
EQ/Alliance Large Cap Growth .............     Class B 0.70%        $  73.31                    --
EQ/Alliance Large Cap Growth .............     Class B 0.90%        $  72.38                     4
EQ/Alliance Large Cap Growth .............     Class B 0.95%        $  72.15                   184
EQ/Alliance Large Cap Growth .............     Class B 1.20%        $  70.99                   281
EQ/Alliance Large Cap Growth .............     Class B 1.34%        $  70.36                 1,822
EQ/Alliance Large Cap Growth .............     Class B 1.35%        $  70.31                    11
EQ/Alliance Large Cap Growth .............     Class B 1.45%        $  69.86                     2
EQ/Alliance Quality Bond .................     Class A 0.70%        $ 147.47                    --
EQ/Alliance Quality Bond .................     Class A 0.90%        $ 164.70                     4
EQ/Alliance Quality Bond .................     Class A 1.20%        $ 149.02                    --
EQ/Alliance Quality Bond .................     Class A 1.34%        $ 166.86                   726
EQ/Alliance Quality Bond .................     Class A 1.35%        $ 175.92                    23
EQ/Alliance Quality Bond .................     Class A 1.45%        $ 131.90                    --
EQ/Alliance Quality Bond .................     Class B 0.50%        $ 129.96                    --
EQ/Alliance Quality Bond .................     Class B 0.70%        $ 147.47                    --
EQ/Alliance Quality Bond .................     Class B 0.70%        $ 135.08                    --
EQ/Alliance Quality Bond .................     Class B 0.90%        $ 134.77                     4
EQ/Alliance Quality Bond .................     Class B 0.95%        $ 132.94                   116
EQ/Alliance Quality Bond .................     Class B 1.20%        $ 131.99                   136
EQ/Alliance Small Cap Growth .............     Class A 0.70%        $ 142.82                    --
EQ/Alliance Small Cap Growth .............     Class A 0.90%        $ 179.44                    11
EQ/Alliance Small Cap Growth .............     Class A 1.20%        $ 174.78                    --
EQ/Alliance Small Cap Growth .............     Class A 1.34%        $ 172.65                 1,791
EQ/Alliance Small Cap Growth .............     Class A 1.35%        $ 172.50                    32
EQ/Alliance Small Cap Growth .............     Class A 1.45%        $ 125.60                     2
EQ/Alliance Small Cap Growth .............     Class B 0.50%        $  92.73                    --
EQ/Alliance Small Cap Growth .............     Class B 0.70%        $ 154.63                    --
EQ/Alliance Small Cap Growth .............     Class B 0.70%        $ 141.82                     2
EQ/Alliance Small Cap Growth .............     Class B 0.90%        $ 128.81                     4
EQ/Alliance Small Cap Growth .............     Class B 0.95%        $ 152.18                   152
EQ/Alliance Small Cap Growth .............     Class B 1.20%        $ 125.63                   253
EQ/Ariel Appreciation II .................     Class B 0.50%        $ 103.83                    --
EQ/Ariel Appreciation II .................     Class B 0.70%        $ 103.78                    --
EQ/Ariel Appreciation II .................     Class B 0.90%        $ 103.73                    --
EQ/Ariel Appreciation II .................     Class B 0.95%        $ 103.72                    --
EQ/Ariel Appreciation II .................     Class B 1.20%        $ 103.66                     1
EQ/Ariel Appreciation II .................     Class B 1.34%        $ 103.63                     5
EQ/Ariel Appreciation II .................     Class B 1.35%        $ 103.62                    --
EQ/Ariel Appreciation II .................     Class B 1.45%        $ 103.60                    --
EQ/Bear Stearns Small Company Growth .....     Class B 0.50%        $ 122.78                    --
EQ/Bear Stearns Small Company Growth .....     Class B 0.70%        $ 122.48                    --
EQ/Bear Stearns Small Company Growth .....     Class B 0.90%        $ 122.18                     1
EQ/Bear Stearns Small Company Growth .....     Class B 0.95%        $ 122.10                    14
EQ/Bear Stearns Small Company Growth .....     Class B 1.20%        $ 121.73                    26
EQ/Bear Stearns Small Company Growth .....     Class B 1.34%        $ 121.52                    80
EQ/Bear Stearns Small Company Growth .....     Class B 1.35%        $ 121.50                    --
EQ/Bear Stearns Small Company Growth .....     Class B 1.45%        $ 121.35                    --
EQ/Bernstein Diversified Value ...........     Class B 0.50%        $ 135.28                    --
EQ/Bernstein Diversified Value ...........     Class B 0.70%        $ 123.92                     5
EQ/Bernstein Diversified Value ...........     Class B 0.90%        $ 122.34                    13

                                     FSA-17

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                           Contract charges   Unit Fair Value   Units Outstanding (000's)
                                          ------------------ ----------------- --------------------------
EQ/Bernstein Diversified Value ........     Class B 0.95%        $ 129.34                   211
EQ/Bernstein Diversified Value ........     Class B 1.20%        $ 120.01                   396
EQ/Bernstein Diversified Value ........     Class B 1.34%        $ 118.93                 2,451
EQ/Bernstein Diversified Value ........     Class B 1.35%        $ 118.85                    26
EQ/Bernstein Diversified Value ........     Class B 1.45%        $ 126.32                     1
EQ/Boston Advisors Equity Income ......     Class B 0.50%        $ 113.20                    --
EQ/Boston Advisors Equity Income ......     Class B 0.70%        $ 112.92                    --
EQ/Boston Advisors Equity Income ......     Class B 0.90%        $ 112.64                     1
EQ/Boston Advisors Equity Income ......     Class B 0.95%        $ 112.58                    24
EQ/Boston Advisors Equity Income ......     Class B 1.20%        $ 112.23                    50
EQ/Boston Advisors Equity Income ......     Class B 1.34%        $ 112.04                   232
EQ/Boston Advisors Equity Income ......     Class B 1.35%        $ 112.02                    --
EQ/Boston Advisors Equity Income ......     Class B 1.45%        $ 111.88                    --
EQ/Calvert Socially Responsible .......     Class B 0.50%        $  81.24                    --
EQ/Calvert Socially Responsible .......     Class B 0.70%        $  90.77                    --
EQ/Calvert Socially Responsible .......     Class B 0.90%        $  89.61                     2
EQ/Calvert Socially Responsible .......     Class B 0.95%        $ 114.53                     2
EQ/Calvert Socially Responsible .......     Class B 1.00%        $  89.04                    --
EQ/Calvert Socially Responsible .......     Class B 1.20%        $  87.90                     8
EQ/Calvert Socially Responsible .......     Class B 1.34%        $  87.10                   143
EQ/Calvert Socially Responsible .......     Class B 1.35%        $  87.05                     1
EQ/Calvert Socially Responsible .......     Class B 1.45%        $ 112.09                    --
EQ/Capital Guardian Growth ............     Class B 0.50%        $  64.85                    --
EQ/Capital Guardian Growth ............     Class B 0.70%        $  74.10                    --
EQ/Capital Guardian Growth ............     Class B 0.90%        $  73.16                     1
EQ/Capital Guardian Growth ............     Class B 0.95%        $  72.92                    10
EQ/Capital Guardian Growth ............     Class B 1.20%        $  71.76                    17
EQ/Capital Guardian Growth ............     Class B 1.34%        $  71.11                    67
EQ/Capital Guardian Growth ............     Class B 1.35%        $  71.07                     2
EQ/Capital Guardian Growth ............     Class B 1.45%        $  94.93                    --
EQ/Capital Guardian International .....     Class B 0.50%        $ 107.18                    --
EQ/Capital Guardian International .....     Class B 0.70%        $ 119.46                     1
EQ/Capital Guardian International .....     Class B 0.90%        $ 117.94                     4
EQ/Capital Guardian International .....     Class B 0.95%        $ 144.44                    49
EQ/Capital Guardian International .....     Class B 1.00%        $ 117.19                    --
EQ/Capital Guardian International .....     Class B 1.20%        $ 115.69                    97
EQ/Capital Guardian International .....     Class B 1.34%        $ 114.65                   436
EQ/Capital Guardian International .....     Class B 1.35%        $ 114.58                     1
EQ/Capital Guardian International .....     Class B 1.45%        $ 141.49                    --
EQ/Capital Guardian Research ..........     Class B 0.50%        $ 112.49                    --
EQ/Capital Guardian Research ..........     Class B 0.70%        $ 124.08                     1
EQ/Capital Guardian Research ..........     Class B 0.90%        $ 122.50                    14
EQ/Capital Guardian Research ..........     Class B 0.95%        $ 122.10                    66
EQ/Capital Guardian Research ..........     Class B 1.20%        $ 120.15                   147
EQ/Capital Guardian Research ..........     Class B 1.34%        $ 119.08                 1,015
EQ/Capital Guardian Research ..........     Class B 1.35%        $ 119.00                    14
EQ/Capital Guardian Research ..........     Class B 1.45%        $ 118.23                     2
EQ/Capital Guardian U.S. Equity .......     Class B 0.50%        $ 115.93                    --
EQ/Capital Guardian U.S. Equity .......     Class B 0.70%        $ 119.58                    --
EQ/Capital Guardian U.S. Equity .......     Class B 0.90%        $ 118.06                    10
EQ/Capital Guardian U.S. Equity .......     Class B 0.95%        $ 117.68                    76

                                     FSA-18

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                           Contract charges   Unit Fair Value   Units Outstanding (000's)
                                          ------------------ ----------------- --------------------------
EQ/Capital Guardian U.S. Equity .......     Class B 1.00%        $ 117.30                    --
EQ/Capital Guardian U.S. Equity .......     Class B 1.20%        $ 115.80                   231
EQ/Capital Guardian U.S. Equity .......     Class B 1.34%        $ 114.76                   684
EQ/Capital Guardian U.S. Equity .......     Class B 1.35%        $ 114.69                     2
EQ/Capital Guardian U.S. Equity .......     Class B 1.45%        $ 113.95                    --
EQ/Caywood-Scholl High Yield Bond .....     Class B 0.50%        $ 104.56                    --
EQ/Caywood-Scholl High Yield Bond .....     Class B 0.70%        $ 104.42                    --
EQ/Caywood-Scholl High Yield Bond .....     Class B 0.90%        $ 104.28                    --
EQ/Caywood-Scholl High Yield Bond .....     Class B 0.95%        $ 104.25                    12
EQ/Caywood-Scholl High Yield Bond .....     Class B 1.20%        $ 104.07                    10
EQ/Caywood-Scholl High Yield Bond .....     Class B 1.34%        $ 103.98                    29
EQ/Caywood-Scholl High Yield Bond .....     Class B 1.35%        $ 103.97                    --
EQ/Caywood-Scholl High Yield Bond .....     Class B 1.45%        $ 103.90                    --
EQ/Equity 500 Index ...................     Class A 0.70%        $ 138.41                    --
EQ/Equity 500 Index ...................     Class A 0.90%        $ 197.59                    23
EQ/Equity 500 Index ...................     Class A 1.00%        $ 222.36                    --
EQ/Equity 500 Index ...................     Class A 1.20%        $ 164.80                    --
EQ/Equity 500 Index ...................     Class A 1.34%        $ 272.79                 3,219
EQ/Equity 500 Index ...................     Class A 1.35%        $ 272.46                    85
EQ/Equity 500 Index ...................     Class A 1.45%        $ 103.47                    12
EQ/Equity 500 Index ...................     Class B 0.50%        $  90.23                    --
EQ/Equity 500 Index ...................     Class B 0.70%        $ 138.41                     5
EQ/Equity 500 Index ...................     Class B 0.70%        $  92.14                     4
EQ/Equity 500 Index ...................     Class B 0.90%        $ 107.63                    12
EQ/Equity 500 Index ...................     Class B 0.95%        $  90.68                   220
EQ/Equity 500 Index ...................     Class B 1.20%        $ 103.49                   666
EQ/Evergreen International Bond .......     Class B 0.50%        $  97.69                    --
EQ/Evergreen International Bond .......     Class B 0.70%        $  97.65                    --
EQ/Evergreen International Bond .......     Class B 0.90%        $  97.60                    --
EQ/Evergreen International Bond .......     Class B 0.95%        $  97.59                     1
EQ/Evergreen International Bond .......     Class B 1.00%        $  97.58                    --
EQ/Evergreen International Bond .......     Class B 1.20%        $  97.53                    --
EQ/Evergreen International Bond .......     Class B 1.34%        $  97.50                     4
EQ/Evergreen International Bond .......     Class B 1.35%        $  97.49                    --
EQ/Evergreen International Bond .......     Class B 1.45%        $  97.47                    --
EQ/Evergreen Omega ....................     Class B 0.50%        $  85.83                    --
EQ/Evergreen Omega ....................     Class B 0.70%        $  87.69                    --
EQ/Evergreen Omega ....................     Class B 0.90%        $  86.57                     2
EQ/Evergreen Omega ....................     Class B 0.95%        $  86.29                    37
EQ/Evergreen Omega ....................     Class B 1.00%        $  86.02                    --
EQ/Evergreen Omega ....................     Class B 1.20%        $  84.92                    44
EQ/Evergreen Omega ....................     Class B 1.34%        $  84.15                   204
EQ/Evergreen Omega ....................     Class B 1.35%        $  84.10                     1
EQ/Evergreen Omega ....................     Class B 1.45%        $  83.56                    --
EQ/FI Mid Cap .........................     Class B 0.50%        $ 125.23                    --
EQ/FI Mid Cap .........................     Class B 0.70%        $ 121.04                     2
EQ/FI Mid Cap .........................     Class B 0.90%        $ 119.75                    15
EQ/FI Mid Cap .........................     Class B 0.95%        $ 119.43                   198
EQ/FI Mid Cap .........................     Class B 1.00%        $ 119.11                    --

                                     FSA-19

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                           Contract charges   Unit Fair Value   Units Outstanding (000's)
                                          ------------------ ----------------- --------------------------
EQ/FI Mid Cap .........................     Class B 1.20%        $ 117.83                   468
EQ/FI Mid Cap .........................     Class B 1.34%        $ 116.94                 1,577
EQ/FI Mid Cap .........................     Class B 1.35%        $ 116.88                     5
EQ/FI Mid Cap .........................     Class B 1.45%        $ 116.25                     1
EQ/FI Mid Cap Value ...................     Class B 0.50%        $ 164.04                    --
EQ/FI Mid Cap Value ...................     Class B 0.70%        $ 131.69                     1
EQ/FI Mid Cap Value ...................     Class B 0.90%        $ 129.72                    15
EQ/FI Mid Cap Value ...................     Class B 0.90%        $ 160.54                     5
EQ/FI Mid Cap Value ...................     Class B 0.95%        $ 163.36                   181
EQ/FI Mid Cap Value ...................     Class B 1.00%        $ 128.75                    --
EQ/FI Mid Cap Value ...................     Class B 1.20%        $ 126.82                   377
EQ/FI Mid Cap Value ...................     Class B 1.34%        $ 158.32                 2,279
EQ/FI Mid Cap Value ...................     Class B 1.35%        $ 125.38                    40
EQ/FI Mid Cap Value ...................     Class B 1.45%        $ 124.06                     2
EQ/GAMCO Mergers and Acquisitions .....     Class B 0.50%        $ 105.64                    --
EQ/GAMCO Mergers and Acquisitions .....     Class B 0.70%        $ 105.50                    --
EQ/GAMCO Mergers and Acquisitions .....     Class B 0.90%        $ 105.35                    --
EQ/GAMCO Mergers and Acquisitions .....     Class B 0.95%        $ 105.32                     3
EQ/GAMCO Mergers and Acquisitions .....     Class B 1.20%        $ 105.14                     5
EQ/GAMCO Mergers and Acquisitions .....     Class B 1.34%        $ 105.04                    16
EQ/GAMCO Mergers and Acquisitions .....     Class B 1.35%        $ 105.04                    --
EQ/GAMCO Mergers and Acquisitions .....     Class B 1.45%        $ 104.97                    --
EQ/GAMCO Small Company Value ..........     Class B 0.50%        $ 117.75                    --
EQ/GAMCO Small Company Value ..........     Class B 0.70%        $ 117.46                    --
EQ/GAMCO Small Company Value ..........     Class B 0.90%        $ 117.17                     1
EQ/GAMCO Small Company Value ..........     Class B 0.95%        $ 117.10                    26
EQ/GAMCO Small Company Value ..........     Class B 1.20%        $ 116.74                    62
EQ/GAMCO Small Company Value ..........     Class B 1.34%        $ 116.54                   251
EQ/GAMCO Small Company Value ..........     Class B 1.35%        $ 116.53                     1
EQ/GAMCO Small Company Value ..........     Class B 1.45%        $ 116.38                    --
EQ/International Growth ...............     Class B 0.50%        $ 115.64                    --
EQ/International Growth ...............     Class B 0.70%        $ 115.49                    --
EQ/International Growth ...............     Class B 0.90%        $ 115.34                    --
EQ/International Growth ...............     Class B 0.95%        $ 115.30                     2
EQ/International Growth ...............     Class B 1.20%        $ 115.10                     4
EQ/International Growth ...............     Class B 1.34%        $ 115.00                    13
EQ/International Growth ...............     Class B 1.35%        $ 114.99                    --
EQ/International Growth ...............     Class B 1.45%        $ 114.91                    --
EQ/Janus Large Cap Growth .............     Class B 0.50%        $  71.12                    --
EQ/Janus Large Cap Growth .............     Class B 0.70%        $  66.03                     4
EQ/Janus Large Cap Growth .............     Class B 0.90%        $  65.32                     3
EQ/Janus Large Cap Growth .............     Class B 0.95%        $  65.15                    95
EQ/Janus Large Cap Growth .............     Class B 1.00%        $  64.97                    --
EQ/Janus Large Cap Growth .............     Class B 1.20%        $  64.28                   225
EQ/Janus Large Cap Growth .............     Class B 1.34%        $  63.79                   814
EQ/Janus Large Cap Growth .............     Class B 1.35%        $  63.76                     3
EQ/Janus Large Cap Growth .............     Class B 1.45%        $  63.41                    --
EQ/JPMorgan Core Bond .................     Class B 0.50%        $ 117.03                    --
EQ/JPMorgan Core Bond .................     Class B 0.70%        $ 116.07                     1
EQ/JPMorgan Core Bond .................     Class B 0.90%        $ 115.13                     3
EQ/JPMorgan Core Bond .................     Class B 0.95%        $ 114.89                   180

                                     FSA-20

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                           Contract charges   Unit Fair Value   Units Outstanding (000's)
                                          ------------------ ----------------- --------------------------
EQ/JPMorgan Core Bond .................     Class B 1.00%        $ 114.65                   --
EQ/JPMorgan Core Bond .................     Class B 1.20%        $ 113.71                  130
EQ/JPMorgan Core Bond .................     Class B 1.34%        $ 113.06                  575
EQ/JPMorgan Core Bond .................     Class B 1.35%        $ 113.01                    2
EQ/JPMorgan Core Bond .................     Class B 1.45%        $ 112.55                   --
EQ/JPMorgan Value Opportunities .......     Class B 0.50%        $ 112.39                   --
EQ/JPMorgan Value Opportunities .......     Class B 0.70%        $ 112.65                   --
EQ/JPMorgan Value Opportunities .......     Class B 0.90%        $ 110.96                    5
EQ/JPMorgan Value Opportunities .......     Class B 0.90%        $ 109.75                    1
EQ/JPMorgan Value Opportunities .......     Class B 0.95%        $ 102.75                   22
EQ/JPMorgan Value Opportunities .......     Class B 1.00%        $ 110.13                   --
EQ/JPMorgan Value Opportunities .......     Class B 1.20%        $ 108.48                   39
EQ/JPMorgan Value Opportunities .......     Class B 1.34%        $ 135.43                  382
EQ/JPMorgan Value Opportunities .......     Class B 1.35%        $ 107.25                   16
EQ/JPMorgan Value Opportunities .......     Class B 1.45%        $ 105.33                    1
EQ/Lazard Small Cap Value .............     Class B 0.50%        $ 180.45                   --
EQ/Lazard Small Cap Value .............     Class B 0.70%        $ 189.39                   --
EQ/Lazard Small Cap Value .............     Class B 0.90%        $ 186.98                    9
EQ/Lazard Small Cap Value .............     Class B 0.95%        $ 147.08                   95
EQ/Lazard Small Cap Value .............     Class B 1.00%        $ 185.79                   --
EQ/Lazard Small Cap Value .............     Class B 1.20%        $ 183.41                  120
EQ/Lazard Small Cap Value .............     Class B 1.34%        $ 181.76                  739
EQ/Lazard Small Cap Value .............     Class B 1.35%        $ 181.65                   10
EQ/Lazard Small Cap Value .............     Class B 1.45%        $ 141.51                   --
EQ/Legg Mason Value Equity ............     Class B 0.50%        $ 106.62                   --
EQ/Legg Mason Value Equity ............     Class B 0.70%        $ 106.57                   --
EQ/Legg Mason Value Equity ............     Class B 0.90%        $ 106.52                   --
EQ/Legg Mason Value Equity ............     Class B 0.95%        $ 106.50                    1
EQ/Legg Mason Value Equity ............     Class B 1.00%        $ 106.49                   --
EQ/Legg Mason Value Equity ............     Class B 1.20%        $ 106.44                    6
EQ/Legg Mason Value Equity ............     Class B 1.34%        $ 106.40                   13
EQ/Legg Mason Value Equity ............     Class B 1.35%        $ 106.40                   --
EQ/Legg Mason Value Equity ............     Class B 1.45%        $ 106.38                   --
EQ/Long Term Bond .....................     Class B 0.50%        $ 100.56                   --
EQ/Long Term Bond .....................     Class B 0.70%        $ 100.42                   --
EQ/Long Term Bond .....................     Class B 0.90%        $ 100.29                   --
EQ/Long Term Bond .....................     Class B 0.95%        $ 100.26                   13
EQ/Long Term Bond .....................     Class B 1.00%        $ 100.22                   --
EQ/Long Term Bond .....................     Class B 1.20%        $ 100.09                   21
EQ/Long Term Bond .....................     Class B 1.34%        $  99.99                   71
EQ/Long Term Bond .....................     Class B 1.35%        $  99.99                   --
EQ/Long Term Bond .....................     Class B 1.45%        $  99.92                   --
EQ/Lord Abbett Growth and Income ......     Class B 0.50%        $ 106.59                   --
EQ/Lord Abbett Growth and Income ......     Class B 0.70%        $ 106.44                   --
EQ/Lord Abbett Growth and Income ......     Class B 0.90%        $ 106.30                   --
EQ/Lord Abbett Growth and Income ......     Class B 0.95%        $ 106.27                    2
EQ/Lord Abbett Growth and Income ......     Class B 1.00%        $ 106.23                   --
EQ/Lord Abbett Growth and Income ......     Class B 1.20%        $ 106.09                    3
EQ/Lord Abbett Growth and Income ......     Class B 1.34%        $ 105.99                   11
EQ/Lord Abbett Growth and Income ......     Class B 1.35%        $ 105.98                   --
EQ/Lord Abbett Growth and Income ......     Class B 1.45%        $ 105.91                   --

                                     FSA-21

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                           Contract charges   Unit Fair Value   Units Outstanding (000's)
                                          ------------------ ----------------- --------------------------
EQ/Lord Abbett Large Cap Core .........     Class B 0.50%        $ 106.21                    --
EQ/Lord Abbett Large Cap Core .........     Class B 0.70%        $ 106.07                    --
EQ/Lord Abbett Large Cap Core .........     Class B 0.90%        $ 105.93                    --
EQ/Lord Abbett Large Cap Core .........     Class B 0.95%        $ 105.89                     3
EQ/Lord Abbett Large Cap Core .........     Class B 1.00%        $ 105.86                    --
EQ/Lord Abbett Large Cap Core .........     Class B 1.20%        $ 105.72                     2
EQ/Lord Abbett Large Cap Core .........     Class B 1.34%        $ 105.62                    13
EQ/Lord Abbett Large Cap Core .........     Class B 1.35%        $ 105.61                    --
EQ/Lord Abbett Large Cap Core .........     Class B 1.45%        $  91.36                    --
EQ/Lord Abbett Mid Cap Value ..........     Class B 0.50%        $ 112.11                    --
EQ/Lord Abbett Mid Cap Value ..........     Class B 0.70%        $ 111.96                    --
EQ/Lord Abbett Mid Cap Value ..........     Class B 0.90%        $ 111.82                    --
EQ/Lord Abbett Mid Cap Value ..........     Class B 0.95%        $ 111.78                    13
EQ/Lord Abbett Mid Cap Value ..........     Class B 1.00%        $ 111.74                    --
EQ/Lord Abbett Mid Cap Value ..........     Class B 1.20%        $ 111.59                    14
EQ/Lord Abbett Mid Cap Value ..........     Class B 1.34%        $ 111.49                    67
EQ/Lord Abbett Mid Cap Value ..........     Class B 1.35%        $ 111.48                    --
EQ/Lord Abbett Mid Cap Value ..........     Class B 1.45%        $ 111.40                    --
EQ/Marsico Focus ......................     Class B 0.50%        $ 147.58                    --
EQ/Marsico Focus ......................     Class B 0.70%        $ 146.32                    --
EQ/Marsico Focus ......................     Class B 0.90%        $ 145.08                    11
EQ/Marsico Focus ......................     Class B 0.95%        $ 144.77                   180
EQ/Marsico Focus ......................     Class B 1.00%        $ 144.46                    --
EQ/Marsico Focus ......................     Class B 1.20%        $ 143.22                   241
EQ/Marsico Focus ......................     Class B 1.34%        $ 142.37                 1,217
EQ/Marsico Focus ......................     Class B 1.35%        $ 142.31                     6
EQ/Marsico Focus ......................     Class B 1.45%        $ 141.69                    --
EQ/Mercury Basic Value Equity .........     Class B 0.50%        $ 130.65                    --
EQ/Mercury Basic Value Equity .........     Class B 0.70%        $ 164.45                    --
EQ/Mercury Basic Value Equity .........     Class B 0.90%        $ 161.99                     9
EQ/Mercury Basic Value Equity .........     Class B 0.90%        $ 158.27                     4
EQ/Mercury Basic Value Equity .........     Class B 0.95%        $ 134.83                   168
EQ/Mercury Basic Value Equity .........     Class B 1.00%        $ 160.78                    --
EQ/Mercury Basic Value Equity .........     Class B 1.20%        $ 158.36                    --
EQ/Mercury Basic Value Equity .........     Class B 1.20%        $ 157.16                   294
EQ/Mercury Basic Value Equity .........     Class B 1.34%        $ 202.92                 1,330
EQ/Mercury Basic Value Equity .........     Class B 1.35%        $ 156.58                    19
EQ/Mercury Basic Value Equity .........     Class B 1.45%        $ 154.23                     2
EQ/Mercury International Value ........     Class B 0.50%        $ 106.30                    --
EQ/Mercury International Value ........     Class B 0.70%        $ 130.47                     2
EQ/Mercury International Value ........     Class B 0.90%        $ 128.80                    10
EQ/Mercury International Value ........     Class B 0.95%        $ 128.39                   159
EQ/Mercury International Value ........     Class B 1.00%        $ 127.98                    --
EQ/Mercury International Value ........     Class B 1.20%        $ 126.34                   197
EQ/Mercury International Value ........     Class B 1.34%        $ 125.21                 1,260
EQ/Mercury International Value ........     Class B 1.35%        $ 125.13                    17
EQ/Mercury International Value ........     Class B 1.45%        $ 136.12                     1
EQ/MFS Emerging Growth Companies ......     Class B 0.50%        $  56.29                    --
EQ/MFS Emerging Growth Companies ......     Class B 0.70%        $  99.73                     4
EQ/MFS Emerging Growth Companies ......     Class B 0.90%        $  98.24                    25
EQ/MFS Emerging Growth Companies ......     Class B 0.90%        $  87.96                     5

                                     FSA-22

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                           Contract charges   Unit Fair Value   Units Outstanding (000's)
                                          ------------------ ----------------- --------------------------
EQ/MFS Emerging Growth Companies ......     Class B 0.95%        $  83.12                   124
EQ/MFS Emerging Growth Companies ......     Class B 1.00%        $  97.50                    --
EQ/MFS Emerging Growth Companies ......     Class B 1.20%        $  92.23                   215
EQ/MFS Emerging Growth Companies ......     Class B 1.34%        $ 142.04                 2,130
EQ/MFS Emerging Growth Companies ......     Class B 1.35%        $  94.95                    55
EQ/MFS Emerging Growth Companies ......     Class B 1.45%        $  90.50                     9
EQ/MFS Investors Trust ................     Class B 0.50%        $  91.93                    --
EQ/MFS Investors Trust ................     Class B 0.70%        $  96.43                    --
EQ/MFS Investors Trust ................     Class B 0.90%        $  95.21                     2
EQ/MFS Investors Trust ................     Class B 0.95%        $  94.90                    16
EQ/MFS Investors Trust ................     Class B 1.00%        $  94.60                    --
EQ/MFS Investors Trust ................     Class B 1.20%        $  93.39                    31
EQ/MFS Investors Trust ................     Class B 1.34%        $  92.55                   132
EQ/MFS Investors Trust ................     Class B 1.35%        $  92.49                    --
EQ/MFS Investors Trust ................     Class B 1.45%        $  91.89                    --
EQ/Money Market .......................     Class A 0.70%        $ 123.61                    --
EQ/Money Market .......................     Class A 0.74%        $ 132.05                    --
EQ/Money Market .......................     Class A 0.74%        $  43.38                    79
EQ/Money Market .......................     Class A 0.90%        $ 130.47                    19
EQ/Money Market .......................     Class A 1.20%        $ 123.17                    --
EQ/Money Market .......................     Class A 1.35%        $ 135.29                    63
EQ/Money Market .......................     Class A 1.35%        $ 134.65                   166
EQ/Money Market .......................     Class A 1.45%        $ 113.11                    --
EQ/Money Market .......................     Class A 1.49%        $  34.19                 1,383
EQ/Money Market .......................     Class B 0.50%        $ 107.81                    --
EQ/Money Market .......................     Class B 0.70%        $ 123.61                    --
EQ/Money Market .......................     Class B 0.70%        $ 112.56                    --
EQ/Money Market .......................     Class B 0.90%        $ 115.83                     1
EQ/Money Market .......................     Class B 0.90%        $ 104.78                     1
EQ/Money Market .......................     Class B 0.95%        $ 110.78                   159
EQ/Money Market .......................     Class B 1.20%        $ 113.12                    68
EQ/Montag & Caldwell Growth ...........     Class B 0.50%        $ 109.97                    --
EQ/Montag & Caldwell Growth ...........     Class B 0.70%        $ 109.70                    --
EQ/Montag & Caldwell Growth ...........     Class B 0.90%        $ 109.43                    --
EQ/Montag & Caldwell Growth ...........     Class B 0.95%        $ 109.36                     3
EQ/Montag & Caldwell Growth ...........     Class B 1.00%        $ 109.30                    --
EQ/Montag & Caldwell Growth ...........     Class B 1.20%        $ 109.03                     6
EQ/Montag & Caldwell Growth ...........     Class B 1.34%        $ 108.84                    17
EQ/Montag & Caldwell Growth ...........     Class B 1.35%        $ 108.83                    --
EQ/Montag & Caldwell Growth ...........     Class B 1.45%        $ 108.69                    --
EQ/PIMCO Real Return ..................     Class B 0.50%        $  99.91                    --
EQ/PIMCO Real Return ..................     Class B 0.70%        $  99.78                    --
EQ/PIMCO Real Return ..................     Class B 0.90%        $  99.64                    --
EQ/PIMCO Real Return ..................     Class B 0.95%        $  99.61                    32
EQ/PIMCO Real Return ..................     Class B 1.00%        $  99.58                    --
EQ/PIMCO Real Return ..................     Class B 1.20%        $  99.44                    35
EQ/PIMCO Real Return ..................     Class B 1.34%        $  99.35                    82
EQ/PIMCO Real Return ..................     Class B 1.35%        $  99.34                    --
EQ/PIMCO Real Return ..................     Class B 1.45%        $  99.28                    --
EQ/Short Duration Bond ................     Class B 0.50%        $ 100.36                    --
EQ/Short Duration Bond ................     Class B 0.70%        $ 100.23                    --
EQ/Short Duration Bond ................     Class B 0.90%        $ 100.09                    --

                                     FSA-23

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                          Contract charges   Unit Fair Value   Units Outstanding (000's)
                                         ------------------ ----------------- --------------------------
EQ/Short Duration Bond ...............     Class B 0.95%        $ 100.06                     6
EQ/Short Duration Bond ...............     Class B 1.00%        $ 100.03                    --
EQ/Short Duration Bond ...............     Class B 1.20%        $  99.89                     3
EQ/Short Duration Bond ...............     Class B 1.34%        $  99.80                    13
EQ/Short Duration Bond ...............     Class B 1.35%        $  99.79                    --
EQ/Short Duration Bond ...............     Class B 1.45%        $  99.72                    --
EQ/Small Company Index ...............     Class B 0.50%        $ 145.04                    --
EQ/Small Company Index ...............     Class B 0.70%        $ 143.86                     2
EQ/Small Company Index ...............     Class B 0.90%        $ 142.68                     5
EQ/Small Company Index ...............     Class B 0.95%        $ 142.39                    43
EQ/Small Company Index ...............     Class B 1.00%        $ 142.10                    --
EQ/Small Company Index ...............     Class B 1.20%        $ 140.93                   133
EQ/Small Company Index ...............     Class B 1.34%        $ 140.12                   537
EQ/Small Company Index ...............     Class B 1.35%        $ 140.06                     3
EQ/Small Company Index ...............     Class B 1.45%        $ 139.49                    --
EQ/TCW Equity ........................     Class B 0.50%        $ 115.29                    --
EQ/TCW Equity ........................     Class B 0.70%        $ 115.01                    --
EQ/TCW Equity ........................     Class B 0.90%        $ 114.73                    --
EQ/TCW Equity ........................     Class B 0.95%        $ 114.66                     8
EQ/TCW Equity ........................     Class B 1.00%        $ 114.49                    --
EQ/TCW Equity ........................     Class B 1.20%        $ 114.31                    26
EQ/TCW Equity ........................     Class B 1.34%        $ 114.11                    36
EQ/TCW Equity ........................     Class B 1.35%        $ 114.10                    --
EQ/TCW Equity ........................     Class B 1.45%        $ 113.95                    --
EQ/UBS Growth and Income .............     Class B 0.50%        $ 118.70                    --
EQ/UBS Growth and Income .............     Class B 0.70%        $ 118.41                    --
EQ/UBS Growth and Income .............     Class B 0.90%        $ 118.12                    --
EQ/UBS Growth and Income .............     Class B 0.95%        $ 118.05                     5
EQ/UBS Growth and Income .............     Class B 1.00%        $ 117.97                    --
EQ/UBS Growth and Income .............     Class B 1.20%        $ 117.68                    21
EQ/UBS Growth and Income .............     Class B 1.34%        $ 117.48                    41
EQ/UBS Growth and Income .............     Class B 1.35%        $ 117.46                    --
EQ/UBS Growth and Income .............     Class B 1.45%        $ 117.32                    --
EQ/Van Kampen Comstock ...............     Class B 0.50%        $ 104.88                    --
EQ/Van Kampen Comstock ...............     Class B 0.70%        $ 104.74                    --
EQ/Van Kampen Comstock ...............     Class B 0.90%        $ 104.60                    --
EQ/Van Kampen Comstock ...............     Class B 0.95%        $ 104.56                     8
EQ/Van Kampen Comstock ...............     Class B 1.00%        $ 104.53                    --
EQ/Van Kampen Comstock ...............     Class B 1.20%        $ 104.39                     9
EQ/Van Kampen Comstock ...............     Class B 1.34%        $ 104.29                    47
EQ/Van Kampen Comstock ...............     Class B 1.35%        $ 104.28                    --
EQ/Van Kampen Comstock ...............     Class B 1.45%        $ 104.21                    --
EQ/Van Kampen Emerging Markets Equity      Class B 0.50%        $ 178.13                    --
EQ/Van Kampen Emerging Markets Equity      Class B 0.70%        $ 220.86                    --
EQ/Van Kampen Emerging Markets Equity      Class B 0.90%        $ 217.56                     2
EQ/Van Kampen Emerging Markets Equity      Class B 0.90%        $ 258.05                     2
EQ/Van Kampen Emerging Markets Equity      Class B 0.95%        $ 191.11                    92
EQ/Van Kampen Emerging Markets Equity      Class B 1.00%        $ 215.93                    --
EQ/Van Kampen Emerging Markets Equity      Class B 1.20%        $ 200.85                   144
EQ/Van Kampen Emerging Markets Equity      Class B 1.34%        $ 139.53                 1,420

                                     FSA-24

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                                     Contract charges   Unit Fair Value   Units Outstanding (000's)
                                                    ------------------ ----------------- --------------------------
EQ/Van Kampen Emerging Markets Equity ...........     Class B 1.34%        $ 225.55                    4
EQ/Van Kampen Emerging Markets Equity ...........     Class B 1.35%        $ 210.28                   18
EQ/Van Kampen Emerging Markets Equity ...........     Class B 1.45%        $ 197.09                    1
EQ/Van Kampen Mid Cap Growth ....................     Class B 0.50%        $ 124.44                   --
EQ/Van Kampen Mid Cap Growth ....................     Class B 0.70%        $ 124.27                   --
EQ/Van Kampen Mid Cap Growth ....................     Class B 0.90%        $ 124.11                   --
EQ/Van Kampen Mid Cap Growth ....................     Class B 0.90%        $ 124.07                    3
EQ/Van Kampen Mid Cap Growth ....................     Class B 0.95%        $ 124.02                   --
EQ/Van Kampen Mid Cap Growth ....................     Class B 1.00%        $ 124.02                   --
EQ/Van Kampen Mid Cap Growth ....................     Class B 1.20%        $ 123.86                    4
EQ/Van Kampen Mid Cap Growth ....................     Class B 1.34%        $ 123.74                   32
EQ/Van Kampen Mid Cap Growth ....................     Class B 1.35%        $ 123.73                   --
EQ/Van Kampen Mid Cap Growth ....................     Class B 1.45%        $ 123.65                   --
EQ/Wells Fargo Montgomery Small Cap .............     Class B 0.50%        $ 119.72                   --
EQ/Wells Fargo Montgomery Small Cap .............     Class B 0.70%        $ 119.56                   --
EQ/Wells Fargo Montgomery Small Cap .............     Class B 0.90%        $ 119.40                   --
EQ/Wells Fargo Montgomery Small Cap .............     Class B 0.95%        $ 119.36                    1
EQ/Wells Fargo Montgomery Small Cap .............     Class B 1.00%        $ 119.32                   --
EQ/Wells Fargo Montgomery Small Cap .............     Class B 1.20%        $ 119.16                    1
EQ/Wells Fargo Montgomery Small Cap .............     Class B 1.34%        $ 119.05                    3
EQ/Wells Fargo Montgomery Small Cap .............     Class B 1.35%        $ 119.04                   --
EQ/Wells Fargo Montgomery Small Cap .............     Class B 1.45%        $ 118.96                   --
Laudus Rosenberg VIT Value Long/Short Equity ....     Class B 0.50%        $ 109.94                   --
Laudus Rosenberg VIT Value Long/Short Equity ....     Class B 0.70%        $ 108.82                    1
Laudus Rosenberg VIT Value Long/Short Equity ....     Class B 0.90%        $ 108.95                   --
Laudus Rosenberg VIT Value Long/Short Equity ....     Class B 0.95%        $ 108.82                    9
Laudus Rosenberg VIT Value Long/Short Equity ....     Class B 1.00%        $ 108.70                   --
Laudus Rosenberg VIT Value Long/Short Equity ....     Class B 1.20%        $ 108.21                   13
Laudus Rosenberg VIT Value Long/Short Equity ....     Class B 1.34%        $ 107.86                   54
Laudus Rosenberg VIT Value Long/Short Equity ....     Class B 1.35%        $ 107.84                   --
Laudus Rosenberg VIT Value Long/Short Equity ....     Class B 1.45%        $ 107.59                   --
U.S. Real Estate -- Class II ....................     Class B 0.50%        $ 168.35                   --
U.S. Real Estate -- Class II ....................     Class B 0.70%        $ 167.59                    1
U.S. Real Estate -- Class II ....................     Class B 0.90%        $ 166.84                    3
U.S. Real Estate -- Class II ....................     Class B 0.95%        $ 166.65                   41
U.S. Real Estate -- Class II ....................     Class B 1.00%        $ 166.46                   --
U.S. Real Estate -- Class II ....................     Class B 1.20%        $ 165.70                   86
U.S. Real Estate -- Class II ....................     Class B 1.34%        $ 165.18                  435
U.S. Real Estate -- Class II ....................     Class B 1.35%        $ 165.14                    1
U.S. Real Estate -- Class II ....................     Class B 1.45%        $ 164.77                   --

                                     FSA-25

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005


                                                    AXA Aggressive  AXA Conservative   AXA Conservative-
                                                      Allocation       Allocation       Plus Allocation
                                                   --------------- ------------------ -------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................    $  764,084      $   385,019         $   689,764
 Expenses:
  Asset-based charges ............................       192,557          131,053             192,260
  Less: Reduction for expense limitation .........            --               --                  --
                                                      ----------      -----------         -----------
  Net Expenses ...................................       192,557          131,053             192,260
                                                      ----------      -----------         -----------
Net Investment Income (Loss) .....................       571,527          253,966             497,504
                                                      ----------      -----------         -----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       605,763          126,814             230,517
  Realized gain distribution from The Trusts .....            --           24,208              51,505
                                                      ----------      -----------         -----------
 Net realized gain (loss) ........................       605,763          151,022             282,022
                                                      ----------      -----------         -----------
  Change in unrealized appreciation
   (depreciation) of investments .................       281,891         (242,871)           (324,896)
                                                      ----------      -----------         -----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       887,654          (91,849)            (42,874)
                                                      ----------      -----------         -----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................    $1,459,181      $   162,117         $   454,630
                                                      ==========      ===========         ===========



                                                    AXA Moderate    AXA Moderate-     AXA Premier VIP    AXA Premier VIP
                                                     Allocation    Plus Allocation   Aggressive Equity      Core Bond
                                                   -------------- ----------------- ------------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $ 42,413,327      $3,067,369                  --      $   2,345,674
 Expenses:
  Asset-based charges ............................    23,674,219         751,978          13,647,436            841,992
  Less: Reduction for expense limitation .........    (6,507,669)             --          (2,989,113)                --
                                                    ------------      ----------          ----------      -------------
  Net Expenses ...................................    17,166,551         751,978          10,658,324            841,992
                                                    ------------      ----------          ----------      -------------
Net Investment Income (Loss) .....................    25,246,776       2,315,391         (10,658,324)         1,503,682
                                                    ------------      ----------         -----------      -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    17,200,129         924,360         (33,806,813)           (88,672)
  Realized gain distribution from The Trusts .....            --              --                  --                 --
                                                    ------------      ----------         -----------      -------------
 Net realized gain (loss) ........................    17,200,129         924,360         (33,806,813)           (88,672)
                                                    ------------      ----------         -----------      -------------
  Change in unrealized appreciation
   (depreciation) of investments .................    21,156,626       1,385,403         113,069,007         (1,086,942)
                                                    ------------      ----------         -----------      -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    38,356,755       2,309,763          79,262,194         (1,175,614)
                                                    ------------      ----------         -----------      -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 63,603,531      $4,625,154      $   68,603,871      $     328,068
                                                    ============      ==========      ==============      =============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-26

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005


                                                    AXA Premier VIP   AXA Premier VIP      AXA Premier VIP
                                                      Health Care        High Yield     International Equity
                                                   ----------------- ----------------- ----------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................    $1,006,918       $ 13,412,764          $2,251,780
 Expenses:
  Asset-based charges ............................       480,720          2,183,226             687,011
  Less: Reduction for expense limitation .........            --                 --                  --
                                                      ----------       ------------          ----------
  Net Expenses ...................................       480,720          2,183,226             687,011
                                                      ----------       ------------          ----------
Net Investment Income (Loss) .....................       526,198         11,229,538           1,564,769
                                                      ----------       ------------          ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       (73,854)          (348,211)          3,316,733
  Realized gain distribution from The Trusts .....     1,096,134                 --           2,121,777
                                                      ----------       ------------          ----------
 Net realized gain (loss) ........................     1,022,280           (348,211)          5,438,510
                                                      ----------       ------------          ----------
  Change in unrealized appreciation
   (depreciation) of investments .................       784,518         (7,591,995)            817,466
                                                      ----------       ------------          ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     1,806,798         (7,940,206)          6,255,976
                                                      ----------       ------------          ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................    $2,332,996       $  3,289,332          $7,820,745
                                                      ==========       ============          ==========



                                                    AXA Premier VIP  AXA Premier VIP   AXA Premier VIP   AXA Premier VIP
                                                       Large Cap        Large Cap         Large Cap          Mid Cap
                                                      Core Equity         Growth            Value             Growth
                                                   ---------------- ----------------- ----------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................    $  184,099               --       $   1,249,713     $   1,236,856
 Expenses:
  Asset-based charges ............................       238,295          437,520             504,999           922,691
  Less: Reduction for expense limitation .........            --               --                  --                --
                                                      ----------          -------       -------------     -------------
  Net Expenses ...................................       238,295          437,520             504,999           922,691
                                                      ----------          -------       -------------     -------------
Net Investment Income (Loss) .....................       (54,196)        (437,520)            744,714           314,165
                                                      ----------         --------       -------------     -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     1,539,177        1,379,468           1,893,238         4,318,341
  Realized gain distribution from The Trusts .....       376,956               --           1,006,521         8,921,589
                                                      ----------        ---------       -------------     -------------
 Net realized gain (loss) ........................     1,916,133        1,379,468           2,899,759        13,239,930
                                                      ----------        ---------       -------------     -------------
  Change in unrealized appreciation
   (depreciation) of investments .................      (683,093)       1,313,405          (1,294,817)       (8,252,546)
                                                      ----------        ---------       -------------     -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     1,233,040        2,692,873           1,604,942         4,987,384
                                                      ----------        ---------       -------------     -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................    $1,178,844       $2,255,353       $   2,349,656     $   5,301,549
                                                      ==========       ==========       =============     =============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-27

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005


                                                    AXA Premier VIP
                                                        Mid Cap       AXA Premier VIP     EQ/Alliance
                                                         Value           Technology      Common Stock
                                                   ----------------- ----------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $    4,618,677     $          --    $  46,093,940
 Expenses:
  Asset-based charges ............................         856,364         1,376,573       63,365,091
  Less: Reduction for expense limitation .........              --                --       (8,267,847)
                                                    --------------     -------------    -------------
  Net Expenses ...................................         856,364         1,376,573       55,097,243
                                                    --------------     -------------    -------------
Net Investment Income (Loss) .....................       3,762,313        (1,376,573)      (9,003,303)
                                                    --------------     -------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       6,171,868         5,452,891      (37,455,125)
  Realized gain distribution from The Trusts .....      10,061,101                --               --
                                                    --------------     -------------    -------------
 Net realized gain (loss) ........................      16,232,969         5,452,891      (37,455,125)
                                                    --------------     -------------    -------------
  Change in unrealized appreciation
   (depreciation) of investments .................     (16,076,892)        5,694,255      175,317,492
                                                    --------------     -------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................         156,077        11,147,146      137,862,367
                                                    --------------     -------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $    3,918,390     $   9,770,573    $ 128,859,064
                                                    ==============     =============    =============



                                                                      EQ/Alliance
                                                      EQ/Alliance     Intermediate                    EQ/Alliance
                                                      Growth and       Government     EQ/Alliance      Large Cap
                                                        Income         Securities    International       Growth
                                                   ---------------- --------------- --------------- ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   13,472,957   $   5,102,438    $11,774,885    $         --
 Expenses:
  Asset-based charges ............................      14,373,383       1,849,609      8,886,171       1,923,340
  Less: Reduction for expense limitation .........              --          (8,525)            --              --
                                                    --------------   -------------    -----------    ------------
  Net Expenses ...................................      14,373,383       1,841,084      8,886,171       1,923,340
                                                    --------------   -------------    -----------    ------------
Net Investment Income (Loss) .....................        (900,426)      3,261,354      2,888,714      (1,923,340)
                                                    --------------   -------------    -----------    ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      28,195,887      (1,030,160)    47,600,861      (1,998,688)
  Realized gain distribution from The Trusts .....      32,948,030              --             --              --
                                                    --------------   -------------    -----------    ------------
 Net realized gain (loss) ........................      61,143,917      (1,030,160)    47,600,861      (1,998,688)
                                                    --------------   -------------    -----------    ------------
  Change in unrealized appreciation
   (depreciation) of investments .................     (13,424,472)     (2,002,479)    40,900,846      22,548,456
                                                    --------------   -------------    -----------    ------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      47,719,445      (3,032,639)    88,501,707      20,549,768
                                                    --------------   -------------    -----------    ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   46,819,019   $     228,715    $91,390,421    $ 18,626,429
                                                    ==============   =============    ===========    ============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-28

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005


                                                                     EQ/Alliance
                                                     EQ/Alliance      Small Cap           EQ/Ariel
                                                     Quality Bond       Growth      Appreciation II (b)
                                                   --------------- --------------- ---------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   6,381,049   $         --          $  759
 Expenses:
  Asset-based charges ............................      2,094,768      4,539,780             521
  Less: Reduction for expense limitation .........             --             --              --
                                                    -------------   ------------          ------
  Net Expenses ...................................      2,094,768      4,539,780             521
                                                    -------------   ------------          ------
Net Investment Income (Loss) .....................      4,286,281     (4,539,780)            238
                                                    -------------   ------------          ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............        487,086     14,882,646              59
  Realized gain distribution from The Trusts .....             --             --              --
                                                    -------------   ------------          ------
 Net realized gain (loss) ........................        487,086     14,882,646              59
                                                    -------------   ------------          ------
  Change in unrealized appreciation
   (depreciation) of investments .................     (3,294,810)    24,371,988            (814)
                                                    -------------   ------------          ------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (2,807,724)    39,254,634            (755)
                                                    -------------   ------------          ------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   1,478,557   $ 34,714,854          $ (517)
                                                    =============   ============          ======



                                                    EQ/Bear Stearns                                             EQ/Calvert
                                                     Small Company       EQ/Bernstein     EQ/Boston Advisors     Socially
                                                       Growth (a)     Diversified Value      Equity Income      Responsible
                                                   ----------------- ------------------- -------------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................      $228,892        $  4,140,334          $  452,470        $       --
 Expenses:
  Asset-based charges ............................        90,214           4,491,778             278,607           153,557
  Less: Reduction for expense limitation .........            --                  --                  --                --
                                                        --------        ------------          ----------        ----------
  Net Expenses ...................................        90,214           4,491,778             278,607           153,557
                                                        --------        ------------          ----------        ----------
Net Investment Income (Loss) .....................       138,678            (351,444)            173,863          (153,557)
                                                        --------        ------------          ----------        ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       206,605          11,170,947             280,164           251,869
  Realized gain distribution from The Trusts .....            --           7,446,102                  --           514,171
                                                        --------        ------------          ----------        ----------
 Net realized gain (loss) ........................       206,605          18,617,049             280,164           766,040
                                                        --------        ------------          ----------        ----------
  Change in unrealized appreciation
   (depreciation) of investments .................       219,362          (3,915,633)            767,174           482,643
                                                        --------        ------------          ----------        ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       425,967          14,701,416           1,047,338         1,248,683
                                                        --------        ------------          ----------        ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................      $564,645        $ 14,349,972          $1,221,201        $1,095,126
                                                        ========        ============          ==========        ==========

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-29

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005


                                                    EQ/Capital    EQ/Capital
                                                     Guardian      Guardian         EQ/Capital
                                                      Growth    International   Guardian Research
                                                   ----------- --------------- -------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $  12,221     $  881,270      $     818,009
 Expenses:
  Asset-based charges ............................     72,564        680,368          1,952,736
  Less: Reduction for expense limitation .........         --             --                 --
                                                    ---------     ----------      -------------
  Net Expenses ...................................     72,564        680,368          1,952,736
                                                    ---------     ----------      -------------
Net Investment Income (Loss) .....................    (60,343)       200,902         (1,134,727)
                                                    ---------     ----------      -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    216,632      3,330,804          8,909,482
  Realized gain distribution from The Trusts .....         --         75,889                 --
                                                    ---------     ----------      -------------
 Net realized gain (loss) ........................    216,632      3,406,693          8,909,482
                                                    ---------     ----------      -------------
  Change in unrealized appreciation
   (depreciation) of investments .................    171,278      5,293,529         (1,079,011)
                                                    ---------     ----------      -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    387,910      8,700,222          7,830,471
                                                    ---------     ----------      -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 327,567     $8,901,124      $   6,695,744
                                                    =========     ==========      =============



                                                      EQ/Capital    EQ/Caywood-Scholl                  EQ/Evergreen
                                                       Guardian         High Yield        EQ/Equity    International
                                                     U.S. Equity         Bond (a)         500 Index      Bond (b)
                                                   --------------- ------------------- -------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $     589,006      $   274,281      $ 15,457,531     $    --
 Expenses:
  Asset-based charges ............................      1,370,393           17,633        13,285,255         547
  Less: Reduction for expense limitation .........             --               --                --          --
                                                    -------------      -----------      ------------     -------
  Net Expenses ...................................      1,370,393           17,633        13,285,255         547
                                                    -------------      -----------      ------------     -------
Net Investment Income (Loss) .....................       (781,387)         256,648         2,172,276        (547)
                                                    -------------      -----------      ------------     -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      7,048,228            8,101        15,134,884        (541)
  Realized gain distribution from The Trusts .....      5,636,133               --        17,961,189          --
                                                    -------------      -----------      ------------     -------
 Net realized gain (loss) ........................     12,684,361            8,101        33,096,073        (541)
                                                    -------------      -----------      ------------     -------
  Change in unrealized appreciation
   (depreciation) of investments .................     (6,726,764)        (225,977)       (3,428,705)      1,608
                                                    -------------      -----------      ------------     -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      5,957,597         (217,876)       29,667,368       1,067
                                                    -------------      -----------      ------------     -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   5,176,210      $    38,772      $ 31,839,644     $   520
                                                    =============      ===========      ============     =======

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-30

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005


                                                    EQ/Evergreen        EQ/FI            EQ/FI
                                                        Omega          Mid Cap       Mid Cap Value
                                                   -------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $     8,594    $   18,552,700   $   19,415,982
 Expenses:
  Asset-based charges ............................      301,122         3,031,446        5,279,570
  Less: Reduction for expense limitation .........           --                --               --
                                                    -----------    --------------   --------------
  Net Expenses ...................................      301,122         3,031,446        5,279,570
                                                    -----------    --------------   --------------
Net Investment Income (Loss) .....................     (292,528)       15,521,254       14,136,412
                                                    -----------    --------------   --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      535,917        15,041,264       22,321,349
  Realized gain distribution from The Trusts .....      723,569        15,537,685       26,907,194
                                                    -----------    --------------   --------------
 Net realized gain (loss) ........................    1,259,486        30,578,949       49,228,543
                                                    -----------    --------------   --------------
  Change in unrealized appreciation
   (depreciation) of investments .................     (353,308)      (32,776,414)     (23,814,334)
                                                    -----------    --------------   --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      906,178        (2,197,465)      25,414,209
                                                    -----------    --------------   --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   613,650    $   13,323,789   $   39,550,621
                                                    ===========    ==============   ==============



                                                        EQ/GAMCO          EQ/GAMCO                          EQ/Janus
                                                       Mergers and     Small Company   EQ/International    Large Cap
                                                    Acquisitions (a)     Value (a)        Growth (a)         Growth
                                                   ------------------ --------------- ------------------ -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................     $   44,842      $     249,127       $ 12,332       $    1,155
 Expenses:
  Asset-based charges ............................          9,860            338,325          6,109          894,611
  Less: Reduction for expense limitation .........             --                 --             --               --
                                                       ----------      -------------       --------       ----------
  Net Expenses ...................................          9,860            338,325          6,109          894,611
                                                       ----------      -------------       --------       ----------
Net Investment Income (Loss) .....................         34,982            (89,198)         6,223         (893,456)
                                                       ----------      -------------       --------       ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............          5,417            297,850         39,083        2,319,253
  Realized gain distribution from The Trusts .....          5,406          2,444,388             --               --
                                                       ----------      -------------       --------       ----------
 Net realized gain (loss) ........................         10,823          2,742,238         39,083        2,319,253
                                                       ----------      -------------       --------       ----------
  Change in unrealized appreciation
   (depreciation) of investments .................        (19,796)        (1,552,859)        58,881        2,604,569
                                                       ----------      -------------       --------       ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................         (8,973)         1,189,379         97,964        4,923,822
                                                       ----------      -------------       --------       ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................     $   26,009      $   1,100,181       $104,187       $4,030,366
                                                       ==========      =============       ========       ==========

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-31

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005


                                                                     EQ/JPMorgan       EQ/Lazard
                                                     EQ/JPMorgan        Value          Small Cap
                                                      Core Bond     Opportunities        Value
                                                   --------------- --------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   3,402,022     $  933,149    $    7,388,163
 Expenses:
  Asset-based charges ............................      1,083,003        805,683         2,059,263
  Less: Reduction for expense limitation .........             --             --                --
                                                    -------------     ----------    --------------
  The Trusts shares held Net Expenses ............      1,083,003        805,683         2,059,263
                                                    -------------     ----------    --------------
Net Investment Income (Loss) .....................      2,319,019        127,466         5,328,900
                                                    -------------     ----------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       (340,061)       919,443         7,132,057
  Realized gain distribution from The Trusts .....             --             --         7,881,567
                                                    -------------     ----------    --------------
 Net realized gain (loss) ........................       (340,061)       919,443        15,013,624
                                                    -------------     ----------    --------------
  Change in unrealized appreciation
   (depreciation) of investments .................     (1,183,653)       481,216       (14,340,866)
                                                    -------------     ----------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (1,523,714)     1,400,659           672,758
                                                    -------------     ----------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $     795,305     $1,528,125    $    6,001,658
                                                    =============     ==========    ==============



                                                                                       EQ/Lord Abbett   EQ/Lord Abbett
                                                      EQ/Legg Mason       EQ/Long        Growth and        Large Cap
                                                    Value Equity (b)   Term Bond (a)     Income (a)        Core (a)
                                                   ------------------ --------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................     $     605        $  187,521         $ 8,862         $  6,265
 Expenses:
  Asset-based charges ............................         2,370            41,856           5,623            8,067
  Less: Reduction for expense limitation .........            --                --              --               --
                                                       ---------        ----------         -------         --------
  The Trusts shares held Net Expenses ............         2,370            41,856           5,623            8,067
                                                       ---------        ----------         -------         --------
Net Investment Income (Loss) .....................        (1,765)          145,665           3,239           (1,802)
                                                       ---------        ----------         -------         --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............         7,619           (40,929)          2,628            9,008
  Realized gain distribution from The Trusts .....            --            68,454              --               --
                                                       ---------        ----------         -------         --------
 Net realized gain (loss) ........................         7,619            27,525           2,628            9,008
                                                       ---------        ----------         -------         --------
  Change in unrealized appreciation
   (depreciation) of investments .................        (2,785)         (189,959)         39,932           37,886
                                                       ---------        ----------         -------         --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................         4,834          (162,434)         42,560           46,894
                                                       ---------        ----------         -------         --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................     $   3,069        $  (16,769)        $45,799         $ 45,092
                                                       =========        ==========         =======         ========

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-32

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005


                                                    EQ/Lord Abbett                    EQ/Mercury
                                                       Mid Cap        EQ/Marsico      Basic Value
                                                      Value (a)         Focus           Equity
                                                   --------------- --------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................     $ 64,772     $         --    $    4,698,255
 Expenses:
  Asset-based charges ............................       42,732        2,786,191         4,442,659
  Less: Reduction for expense limitation .........           --               --                --
                                                       --------     ------------    --------------
  Net Expenses ...................................       42,732        2,786,191         4,442,659
                                                       --------     ------------    --------------
Net Investment Income (Loss) .....................       22,040       (2,786,191)          255,596
                                                       --------     ------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       90,725        8,913,268        11,253,773
  Realized gain distribution from The Trusts .....           --        5,375,407        14,352,198
                                                       --------     ------------    --------------
 Net realized gain (loss) ........................       90,725       14,288,675        25,605,971
                                                       --------     ------------    --------------
  Change in unrealized appreciation
   (depreciation) of investments .................      199,206        7,856,510       (20,439,649)
                                                       --------     ------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      289,931       22,145,185         5,166,322
                                                       --------     ------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................     $311,971     $ 19,358,994    $    5,421,918
                                                       ========     ============    ==============



                                                      EQ/Mercury         EQ/MFS
                                                    International   Emerging Growth        EQ/MFS         EQ/Money
                                                        Value          Companies      Investors Trust      Market
                                                   --------------- ----------------- ----------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $ 3,262,113     $         --       $    83,038     $3,204,552
 Expenses:
  Asset-based charges ............................     2,255,467        4,451,247           214,366      1,457,809
  Less: Reduction for expense limitation .........            --               --                --        (71,413)
                                                     -----------     ------------       -----------     ----------
  Net Expenses ...................................     2,255,467        4,451,247           214,366      1,386,396
                                                     -----------     ------------       -----------     ----------
Net Investment Income (Loss) .....................     1,006,646       (4,451,247)         (131,328)     1,818,156
                                                     -----------     ------------       -----------     ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    10,437,226       (5,441,925)          947,339       (287,750)
  Realized gain distribution from The Trusts .....            --               --                --             --
                                                     -----------     ------------       -----------     ----------
 Net realized gain (loss) ........................    10,437,226       (5,441,925)          947,339       (287,750)
                                                     -----------     ------------       -----------     ----------
  Change in unrealized appreciation
   (depreciation) of investments .................     6,001,364       33,511,926           133,225        216,075
                                                     -----------     ------------       -----------     ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    16,438,590       28,070,001         1,080,564        (71,675)
                                                     -----------     ------------       -----------     ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $17,445,236     $ 23,618,754       $   949,236     $1,746,481
                                                     ===========     ============       ===========     ==========

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-33

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005


                                                        EQ/Montag &           EQ/PIMCO
                                                    Caldwell Growth (a)   Real Return (a)
                                                   --------------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................      $    6,371          $  291,122
 Expenses:
  Asset-based charges ............................          18,108              57,613
  Less: Reduction for expense limitation .........              --                  --
                                                        ----------          ----------
  Net Expenses ...................................          18,108              57,613
                                                        ----------          ----------
Net Investment Income (Loss) .....................         (11,737)            233,509
                                                        ----------          ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............          19,881              (5,202)
  Realized gain distribution from The Trusts .....              --               8,933
                                                        ----------          ----------
 Net realized gain (loss) ........................          19,881               3,731
                                                        ----------          ----------
  Change in unrealized appreciation
   (depreciation) of investments .................          68,669            (278,278)
                                                        ----------          ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................          88,550            (274,547)
                                                        ----------          ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................      $   76,814          $  (41,038)
                                                        ==========          ==========



                                                                                                       EQ/UBS
                                                         EQ/Short          EQ/Small       EQ/TCW     Growth and   EQ/Van Kampen
                                                    Duration Bond (a)   Company Index   Equity (a)     Income     Comstock (a)
                                                   ------------------- --------------- ------------ ------------ --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................     $   21,199       $   1,094,726   $      --     $ 46,755      $ 48,876
 Expenses:
  Asset-based charges ............................          7,898           1,143,860      62,403       41,665        26,552
  Less: Reduction for expense limitation .........             --                  --          --           --            --
                                                       ----------       -------------   ---------     --------      --------
  Net Expenses ...................................          7,898           1,143,860      62,403       41,665        26,552
                                                       ----------       -------------   ---------     --------      --------
Net Investment Income (Loss) .....................         13,301             (49,134)    (62,403)       5,090        22,324
                                                       ----------       -------------   ---------     --------      --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............             18           3,302,124     426,353       19,641         7,107
  Realized gain distribution from The Trusts .....              7           4,503,828          --           --            --
                                                       ----------       -------------   ---------     --------      --------
 Net realized gain (loss) ........................             25           7,805,952     426,353       19,641         7,107
                                                       ----------       -------------   ---------     --------      --------
  Change in unrealized appreciation
   (depreciation) of investments .................        (13,194)         (4,517,705)    234,184      352,245       170,520
                                                       ----------       -------------   ---------     --------      --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................        (13,169)          3,288,247     660,537      371,886       177,627
                                                       ----------       -------------   ---------     --------      --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................     $      132       $   3,239,113   $ 598,134     $376,976      $199,951
                                                       ==========       =============   =========     ========      ========

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-34

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS (Concluded)

FOR THE YEAR ENDED DECEMBER 31, 2005


                                                      EQ/Van Kampen    EQ/Van Kampen
                                                    Emerging Markets      Mid Cap
                                                         Equity          Growth (a)
                                                   ------------------ ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................    $  1,133,458       $      --
 Expenses:
  Asset-based charges ............................       2,407,063          15,509
  Less: Reduction for expense limitation .........              --              --
                                                      ------------       ---------
  Net Expenses ...................................       2,407,063          15,509
                                                      ------------       ---------
Net Investment Income (Loss) .....................      (1,273,605)        (15,509)
                                                      ------------       ---------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      29,848,642         267,812
  Realized gain distribution from The Trusts .....       7,954,817              --
                                                      ------------       ---------
 Net realized gain (loss) ........................      37,803,459         267,812
                                                      ------------       ---------
  Change in unrealized appreciation
   (depreciation) of investments .................      17,450,383          26,382
                                                      ------------       ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      55,253,842         294,194
                                                      ------------       ---------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................    $ 53,980,237       $ 278,685
                                                      ============       =========



                                                    EQ/Wells Fargo    Laudus Rosenberg
                                                      Montgomery         VIT Value       U.S. Real Estate --
                                                       Small Cap     Long/Short Equity        Class II
                                                   ---------------- ------------------- --------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................    $   28,131         $      --           $ 2,761,164
 Expenses:
  Asset-based charges ............................         3,041            75,503               931,966
  Less: Reduction for expense limitation .........            --                --                    --
                                                      ----------         ---------           -----------
  Net Expenses ...................................         3,041            75,503               931,966
                                                      ----------         ---------           -----------
Net Investment Income (Loss) .....................        25,090           (75,503)            1,829,198
                                                      ----------         ---------           -----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............        41,676           135,572             5,851,541
  Realized gain distribution from The Trusts .....            58                --                    --
                                                      ----------         ---------           -----------
 Net realized gain (loss) ........................        41,734           135,572             5,851,541
                                                      ----------         ---------           -----------
  Change in unrealized appreciation
   (depreciation) of investments .................       (20,590)           99,496             3,287,089
                                                      ----------         ---------           -----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................        21,144           235,068             9,138,630
                                                      ----------         ---------           -----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................    $   46,234         $ 159,565           $10,967,828
                                                      ==========         =========           ===========

-------
(a) Commenced operations on May 9, 2005.
(b) Commenced operations on October 17, 2005.
The accompanying notes are an integral part of these financial statements.


                                     FSA-35

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS ENDED DECEMBER 31,


                                                               AXA Aggressive                AXA Conservative
                                                                 Allocation                     Allocation
                                                       ------------------------------ ------------------------------
                                                             2005           2004            2005           2004
                                                       --------------- -------------- --------------- --------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $    571,527     $   47,144    $    253,966     $  143,019
 Net realized gain (loss) on investments .............       605,763         15,371         151,022         60,388
 Change in unrealized appreciation (depreciation)
  of investments .....................................       281,891        657,028        (242,871)        62,737
                                                        ------------     ----------    ------------     ----------
 Net increase (decrease) in net assets from
  operations .........................................     1,459,181        719,543         162,117        266,144
                                                        ------------     ----------    ------------     ----------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     8,017,276      4,028,778       2,902,486      3,438,149
  Transfers between funds including guaranteed
   interest account, net .............................     5,980,010      3,944,320       2,183,814      3,877,419
  Transfers for contract benefit and terminations         (1,563,847)      (590,483)     (1,337,358)      (376,692)
  Contract maintenance charges .......................       (24,085)        (3,189)         (7,237)        (1,162)
  Adjustments to net assets allocated to
   contracts in payout period ........................            --             --              --             --
                                                        ------------     ----------    ------------     ----------
Net increase (decrease) in net assets from
 contractowners transactions .........................    12,409,354      7,379,426       3,741,705      6,937,714
                                                        ------------     ----------    ------------     ----------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................        25,030         18,440          10,649         27,197
                                                        ------------     ----------    ------------     ----------
Increase (Decrease) in Net Assets ....................    13,893,566      8,117,409       3,914,472      7,231,055
Net Assets -- Beginning of Period ....................     9,121,821      1,004,412       8,171,898        940,843
                                                        ------------     ----------    ------------     ----------
Net Assets -- End of Period ..........................  $ 23,015,387     $9,121,821    $ 12,086,370     $8,171,898
                                                        ============     ==========    ============     ==========
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................            --             --              --             --
Units Redeemed .......................................            --             --              --             --
                                                        ------------     ----------    ------------     ----------
Net Increase (Decrease) ..............................            --             --              --             --
                                                        ------------     ----------    ------------     ----------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................           161              9             191            111
Units Redeemed .......................................           (57)           (30)           (155)           (44)
                                                        ------------     ----------    ------------     ----------
Net Increase (Decrease) ..............................           104             66              36             67
                                                        ------------     ----------    ------------     ----------



                                                             AXA Conservative-                    AXA Moderate
                                                              Plus Allocation                      Allocation
                                                       ------------------------------ -------------------------------------
                                                             2005           2004             2005               2004
                                                       --------------- -------------- ------------------ ------------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $    497,504     $  120,823     $   25,246,776     $   33,427,757
 Net realized gain (loss) on investments .............       282,022         37,488         17,200,129          7,046,530
 Change in unrealized appreciation (depreciation)
  of investments .....................................      (324,895)       224,319         21,156,626         90,577,585
                                                        ------------     ----------     --------------     --------------
 Net increase (decrease) in net assets from
  operations .........................................       454,631        382,630         63,603,531        131,051,872
                                                        ------------     ----------     --------------     --------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     6,392,110      4,459,191        112,033,807        103,508,519
  Transfers between funds including guaranteed
   interest account, net .............................     6,136,561      3,678,037        (33,256,783)       (25,987,008)
  Transfers for contract benefit and terminations         (1,478,006)      (510,536)      (200,846,413)      (185,017,490)
  Contract maintenance charges .......................       (14,361)        (2,137)        (1,221,087)        (1,261,540)
  Adjustments to net assets allocated to
   contracts in payout period ........................            --             --            (66,473)          (368,897)
                                                        ------------     ----------     --------------     --------------
Net increase (decrease) in net assets from
 contractowners transactions .........................    11,036,304      7,624,555       (123,356,949)      (109,126,416)
                                                        ------------     ----------     --------------     --------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................        16,546         21,210          3,557,611          2,525,263
                                                        ------------     ----------     --------------     --------------
Increase (Decrease) in Net Assets ....................    11,507,481      8,028,395        (56,195,809)        24,450,719
Net Assets -- Beginning of Period ....................     8,895,374        866,979      1,721,928,050      1,697,477,331
                                                        ------------     ----------     --------------     --------------
Net Assets -- End of Period ..........................  $ 20,402,855     $8,895,374     $1,665,732,241     $1,721,928,050
                                                        ============     ==========     ==============     ==============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................            --             --              2,436              2,393
Units Redeemed .......................................            --             --             (4,170)            (4,002)
                                                        ------------     ----------     --------------     --------------
Net Increase (Decrease) ..............................            --             --             (1,734)            (1,609)
                                                        ------------     ----------     --------------     --------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................           178             96                243                195
Units Redeemed .......................................           (78)           (25)              (160)              (112)
                                                        ------------     ----------     --------------     --------------
Net Increase (Decrease) ..............................           100             71                 83                 83
                                                        ------------     ----------     --------------     --------------

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-36

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

FOR THE YEARS ENDED DECEMBER 31,



                                                                AXA Moderate-                      AXA Premier VIP
                                                               Plus Allocation                    Aggressive Equity
                                                       ------------------------------- ---------------------------------------
                                                             2005            2004              2005                2004
                                                       --------------- --------------- -------------------- ------------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $  2,315,391    $    367,855      $ (10,658,324)      $  (11,256,234)
 Net realized gain (loss) on investments .............       924,360         118,572        (33,806,813)         (54,857,961)
 Change in unrealized appreciation (depreciation)
  of investments .....................................     1,385,403       1,891,153        113,069,008          180,034,854
                                                        ------------    ------------      -------------       --------------
 Net increase (decrease) in net assets from
  operations .........................................     4,625,154       2,377,580         68,603,871          113,920,659
                                                        ------------    ------------      -------------       --------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............    36,690,502      14,944,260         45,973,157           54,005,300
  Transfers between funds including guaranteed
   interest account, net .............................    21,827,556      14,662,364        (57,769,773)         (43,311,312)
  Transfers for contract benefit and terminations         (4,749,358)     (1,385,210)      (121,857,977)        (117,210,800)
  Contract maintenance charges .......................       (84,923)        (10,325)          (957,496)          (1,075,927)
  Adjustments to net assets allocated to
   contracts in payout period ........................            --              --             63,975              (99,655)
                                                        ------------    ------------      -------------       --------------
Net increase (decrease) in net assets from
 contractowners transactions .........................    53,683,777      28,211,089       (134,548,114)        (107,692,394)
                                                        ------------    ------------      -------------       --------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................        12,413          20,657            493,206           (1,330,662)
                                                        ------------    ------------      -------------       --------------
Increase (Decrease) in Net Assets ....................    58,321,344      30,609,326        (65,451,037)           4,897,603
Net Assets -- Beginning of Period ....................    32,999,810       2,390,484      1,114,898,693        1,110,001,090
                                                        ------------    ------------      -------------       --------------
Net Assets -- End of Period ..........................  $ 91,321,154    $ 32,999,810      $1,049,447,656      $1,114,898,693
                                                        ============    ============      ==============      ==============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................            --              --              1,115                1,421
Units Redeemed .......................................            --              --             (2,835)              (2,891)
                                                        ------------    ------------      --------------      --------------
Net Increase (Decrease) ..............................            --              --             (1,718)              (1,470)
                                                        ------------    ------------      --------------      --------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................           553             295                 45                   65
Units Redeemed .......................................          (102)            (41)               (47)                 (47)
                                                        ------------    ------------      --------------      --------------
Net Increase (Decrease) ..............................           451             254                   (2)                18
                                                        ------------    ------------      ----------------    --------------



                                                               AXA Premier VIP                 AXA Premier VIP
                                                                  Core Bond                      Health Care
                                                       ------------------------------- -------------------------------
                                                             2005            2004            2005            2004
                                                       --------------- --------------- --------------- ---------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $  1,503,682    $  1,198,948    $    526,198    $    853,170
 Net realized gain (loss) on investments .............       (88,672)        570,239       1,022,280       4,368,609
 Change in unrealized appreciation (depreciation)
  of investments .....................................    (1,086,942)       (197,252)        784,518      (1,654,323)
                                                        ------------    ------------    ------------    ------------
 Net increase (decrease) in net assets from
  operations .........................................       328,068       1,571,935       2,332,996       3,567,456
                                                        ------------    ------------    ------------    ------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............    12,397,790      13,069,129       6,437,922       7,851,512
  Transfers between funds including guaranteed
   interest account, net .............................    (2,402,204)        180,379       1,585,184       4,571,964
  Transfers for contract benefit and terminations         (6,671,587)     (5,256,852)     (3,205,504)     (3,570,635)
  Contract maintenance charges .......................       (57,996)        (50,234)        (35,466)        (26,648)
  Adjustments to net assets allocated to
   contracts in payout period ........................            --              --              --              --
                                                        ------------    ------------    ------------    ------------
Net increase (decrease) in net assets from
 contractowners transactions .........................     3,266,003       7,942,422       4,782,136       8,826,193
                                                        ------------    ------------    ------------    ------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................      (125,588)         13,023           6,011      (5,562,298)
                                                        ------------    ------------    ------------    ------------
Increase (Decrease) in Net Assets ....................     3,468,503       9,527,380       7,121,143       6,831,351
Net Assets -- Beginning of Period ....................    64,826,682      55,299,302      36,420,450      29,589,099
                                                        ------------    ------------    ------------    ------------
Net Assets -- End of Period ..........................  $ 68,295,185    $ 64,826,682    $ 43,541,593    $ 36,420,450
                                                        ============    ============    ============    ============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................            --              --              --              --
Units Redeemed .......................................            --              --              --              --
                                                        ------------    ------------    ------------    ------------
Net Increase (Decrease) ..............................            --              --              --              --
                                                        ------------    ------------    ------------    ------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................           179             207             186             321
Units Redeemed .......................................          (149)           (136)           (143)           (237)
                                                        ------------    ------------    ------------    ------------
Net Increase (Decrease) ..............................            30              71              43              84
                                                        ------------    ------------    ------------    ------------

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-37

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                AXA Premier VIP                  AXA Premier VIP
                                                                  High Yield                  International Equity
                                                       --------------------------------- -------------------------------
                                                             2005             2004             2005            2004
                                                       ---------------- ---------------- --------------- ---------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $  11,229,538    $   8,455,260    $  1,564,769    $    405,367
 Net realized gain (loss) on investments .............       (348,211)        (585,058)      5,438,510       4,924,088
 Change in unrealized appreciation (depreciation)
  of investments .....................................     (7,591,995)       3,641,830         817,466       1,177,581
                                                        -------------    -------------    ------------    ------------
 Net increase (decrease) in net assets from
  operations .........................................      3,289,332       11,512,032       7,820,745       6,507,036
                                                        -------------    -------------    ------------    ------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     23,709,345       22,607,349      10,001,410      11,812,162
  Transfers between funds including guaranteed
   interest account, net .............................       (676,536)       2,015,325       2,832,655       9,702,717
  Transfers for contract benefit and terminations         (21,667,578)     (18,521,153)     (4,120,709)     (2,365,889)
  Contract maintenance charges .......................       (139,940)        (127,095)        (51,123)        (28,382)
  Adjustments to net assets allocated to
   contracts in payout period ........................         45,046          (15,464)             --              --
                                                        -------------    -------------    ------------    ------------
Net increase (decrease) in net assets from
 contractowners transactions .........................      1,270,337        5,958,962       8,662,233      19,120,608
                                                        -------------    -------------    ------------    ------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................       (181,437)          24,925        (148,291)     (6,632,053)
                                                        -------------    -------------    ------------    ------------
Increase (Decrease) in Net Assets ....................      4,378,232       17,495,919      16,334,687      18,995,591
Net Assets -- Beginning of Period ....................    167,288,730      149,792,811      48,778,143      29,782,552
                                                        -------------    -------------    ------------    ------------
Net Assets -- End of Period ..........................  $ 171,666,962    $ 167,288,730    $ 65,112,830    $ 48,778,143
                                                        =============    =============    ============    ============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................            279              544              --              --
Units Redeemed .......................................           (307)            (554)             --              --
                                                        -------------    -------------    ------------    ------------
Net Increase (Decrease) ..............................            (28)             (10)             --              --
                                                        -------------    -------------    ------------    ------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................            135              203             227             314
Units Redeemed .......................................            (75)            (127)           (157)           (137)
                                                        -------------    -------------    ------------    ------------
Net Increase (Decrease) ..............................             60               76              70             177
                                                        -------------    -------------    ------------    ------------



                                                                AXA Premier VIP                 AXA Premier VIP
                                                             Large Cap Core Equity              Large Cap Growth
                                                       --------------------------------- ------------------------------
                                                              2005             2004            2005           2004
                                                       ----------------- --------------- --------------- --------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................   $   (54,196)     $    319,605    $   (437,520)   $   (408,701)
 Net realized gain (loss) on investments .............     1,916,133         1,251,249       1,379,468       2,608,424
 Change in unrealized appreciation (depreciation)
  of investments .....................................      (683,093)          417,755       1,313,405        (485,748)
                                                         -----------      ------------    ------------    ------------
 Net increase (decrease) in net assets from
  operations .........................................     1,178,844         1,988,609       2,255,353       1,713,975
                                                         -----------      ------------    ------------    ------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     2,240,722         2,415,988       5,109,571       6,031,705
  Transfers between funds including guaranteed
   interest account, net .............................      (870,969)          153,041      (1,281,342)      3,163,831
  Transfers for contract benefit and terminations         (1,683,379)       (1,604,572)     (3,000,959)     (3,631,113)
  Contract maintenance charges .......................       (16,440)          (14,574)        (32,769)        (26,940)
  Adjustments to net assets allocated to
   contracts in payout period ........................            --                --              --              --
                                                         -----------      ------------    ------------    ------------
Net increase (decrease) in net assets from
 contractowners transactions .........................      (330,066)          949,883         794,501       5,537,483
                                                         -----------      ------------    ------------    ------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................    (5,566,642)           11,551      (4,784,120)          5,910
                                                         -----------      ------------    ------------    ------------
Increase (Decrease) in Net Assets ....................    (4,717,864)        2,950,043      (1,734,266)      7,257,368
Net Assets -- Beginning of Period ....................    25,304,216        22,354,173      40,846,590      33,589,222
                                                         -----------      ------------    ------------    ------------
Net Assets -- End of Period ..........................   $20,586,352      $ 25,304,216    $ 39,112,324    $ 40,846,590
                                                         ===========      ============    ============    ============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................            --                --              --              --
Units Redeemed .......................................            --                --              --              --
                                                         -----------      ------------    ------------    ------------
Net Increase (Decrease) ..............................            --                --              --              --
                                                         -----------      ------------    ------------    ------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................            42                54             149             244
Units Redeemed .......................................           (45)              (44)           (142)           (185)
                                                         -----------      ------------    ------------    ------------
Net Increase (Decrease) ..............................            (3)             10               9              59
                                                         -----------      ------------    ------------    ------------

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-38

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               AXA Premier VIP                 AXA Premier VIP
                                                               Large Cap Value                 Mid Cap Growth
                                                       ------------------------------- -------------------------------
                                                             2005            2004            2005            2004
                                                       --------------- --------------- --------------- ---------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $    744,714    $  1,552,992    $    314,165    $    275,577
 Net realized gain (loss) on investments .............     2,899,759       2,499,023      13,239,930       4,206,157
 Change in unrealized appreciation (depreciation)
  of investments .....................................    (1,294,817)         32,581      (8,252,546)      2,619,334
                                                        ------------    ------------    ------------    ------------
 Net increase (decrease) in net assets from
  operations .........................................     2,349,656       4,084,596       5,301,549       7,101,068
                                                        ------------    ------------    ------------    ------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     6,001,186       5,269,396      10,989,185      14,560,305
  Transfers between funds including guaranteed
   interest account, net .............................     6,520,328       3,861,061      (3,509,958)      4,635,448
  Transfers for contract benefit and terminations         (3,560,110)     (2,696,094)     (6,105,723)     (4,887,359)
  Contract maintenance charges .......................       (28,020)        (20,274)        (76,224)        (58,042)
  Adjustments to net assets allocated to
   contracts in payout period ........................            --              --              --              --
                                                        ------------    ------------    ------------    ------------
Net increase (decrease) in net assets from
 contractowners transactions .........................     8,933,384       6,414,089       1,297,280      14,250,352
                                                        ------------    ------------    ------------    ------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................        (3,214)     (5,467,745)     (6,049,103)         13,290
                                                        ------------    ------------    ------------    ------------
Increase (Decrease) in Net Assets ....................    11,279,826       5,030,940         549,725      21,364,710
Net Assets -- Beginning of Period ....................    35,476,327      30,445,387      77,604,390      56,239,680
                                                        ------------    ------------    ------------    ------------
Net Assets -- End of Period ..........................  $ 46,756,153    $ 35,476,327    $ 78,154,115    $ 77,604,390
                                                        ============    ============    ============    ============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................            --              --              --              --
Units Redeemed .......................................            --              --              --              --
                                                        ------------    ------------    ------------    ------------
Net Increase (Decrease) ..............................            --              --              --              --
                                                        ------------    ------------    ------------    ------------
 The Trusts shares held Unit Activity 0.50% to
 1.45% Class B
Units Issued .........................................           175             152             206             341
Units Redeemed .......................................           (99)            (92)           (191)           (180)
                                                        ------------    ------------    ------------    ------------
Net Increase (Decrease) ..............................            76              60              15             161
                                                        ------------    ------------    ------------    ------------



                                                               AXA Premier VIP                   AXA Premier VIP
                                                                Mid Cap Value                    Technology (a)
                                                       -------------------------------- ---------------------------------
                                                             2005             2004            2005             2004
                                                       ---------------- --------------- ---------------- ----------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $    3,762,313   $  1,569,310    $  (1,376,573)    $   (165,906)
 Net realized gain (loss) on investments .............      16,232,969      5,581,105        5,452,891       (1,556,574)
 Change in unrealized appreciation (depreciation)
  of investments .....................................     (16,076,892)     1,024,273        5,694,255       11,289,850
                                                        --------------   ------------    -------------     ------------
 Net increase (decrease) in net assets from
  operations .........................................       3,918,390      8,174,688        9,770,573        9,567,370
                                                        --------------   ------------    -------------     ------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............       7,568,984     10,687,866       10,560,406        9,994,578
  Transfers between funds including guaranteed
   interest account, net .............................      (6,308,684)     8,611,231      (10,760,699)      80,430,711
  Transfers for contract benefit and terminations           (6,444,526)    (5,249,793)     (11,427,084)      (7,313,648)
  Contract maintenance charges .......................         (52,473)       (41,494)        (117,870)         (85,230)
  Adjustments to net assets allocated to
   contracts in payout period ........................              --             --               --               --
                                                        --------------   ------------    -------------     ------------
Net increase (decrease) in net assets from
 contractowners transactions .........................      (5,236,699)    14,007,810      (11,745,247)      83,026,411
                                                        --------------   ------------    -------------     ------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................        (134,876)    (6,493,857)      (5,783,917)         182,004
                                                        --------------   ------------    -------------     ------------
Increase (Decrease) in Net Assets ....................      (1,453,185)    15,688,641       (7,758,591)      92,775,785
Net Assets -- Beginning of Period ....................      68,744,035     53,055,394      121,909,380       29,133,595
                                                        --------------   ------------    -------------     ------------
Net Assets -- End of Period ..........................  $   67,290,850   $ 68,744,035    $ 114,150,789     $121,909,380
                                                        ==============   ============    =============     ============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................              --             --               --               --
Units Redeemed .......................................              --             --               --               --
                                                        --------------   ------------    -------------     ------------
Net Increase (Decrease) ..............................              --             --               --               --
                                                        --------------   ------------    -------------     ------------
 The Trusts shares held Unit Activity 0.50% to
 1.45% Class B
Units Issued .........................................             140            270              648            1,781
Units Redeemed .......................................            (184)          (138)            (779)            (783)
                                                        --------------   ------------    -------------     ------------
Net Increase (Decrease) ..............................             (44)           132             (131)             998
                                                        --------------   ------------    -------------     ------------

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-39

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                    EQ/Alliance
                                                                   Common Stock
                                                       -------------------------------------
                                                              2005               2004
                                                       ------------------ ------------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................   $   (9,003,303)    $   (2,060,322)
 Net realized gain (loss) on investments .............      (37,455,125)       (83,699,344)
 Change in unrealized appreciation (depreciation)
  of investments .....................................      175,317,492        648,293,164
                                                         --------------     --------------
 Net increase (decrease) in net assets from
  operations .........................................      128,859,064        562,533,498
                                                         --------------     --------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............      202,820,962        217,189,554
  Transfers between funds including guaranteed
   interest account, net .............................     (199,654,369)       (83,225,214)
  Transfers for contract benefit and terminations          (519,997,446)      (487,216,447)
  Contract maintenance charges .......................       (2,957,997)        (3,201,566)
  Adjustments to net assets allocated to
   contracts in payout period ........................        2,074,871           (981,797)
                                                         --------------     --------------
Net increase (decrease) in net assets from
 contractowners transactions .........................     (517,713,979)      (357,435,470)
                                                         --------------     --------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................         (739,315)           592,476
                                                         --------------     --------------
Increase (Decrease) in Net Assets ....................     (389,594,230)       205,690,506
Net Assets -- Beginning of Period ....................    4,792,953,168      4,587,262,662
                                                         --------------     --------------
Net Assets -- End of Period ..........................   $4,403,358,938     $4,792,953,168
                                                         ==============     ==============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................            1,184              1,741
Units Redeemed .......................................           (2,853)            (3,115)
                                                         --------------     --------------
Net Increase (Decrease) ..............................           (1,669)            (1,374)
                                                         --------------     --------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................              330                532
Units Redeemed .......................................             (279)              (309)
                                                         --------------     --------------
Net Increase (Decrease) ..............................               51                223
                                                         --------------     --------------



                                                                                                        EQ/Alliance
                                                                    EQ/Alliance                   Intermediate Government
                                                                 Growth and Income                      Securities
                                                       ------------------------------------- ---------------------------------
                                                              2005               2004              2005             2004
                                                       ------------------ ------------------ ---------------- ----------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................   $     (900,426)    $    3,838,251    $   3,261,354    $   2,930,344
 Net realized gain (loss) on investments .............       61,143,917          9,732,869       (1,030,160)        (837,974)
 Change in unrealized appreciation (depreciation)
  of investments .....................................      (13,424,472)        99,980,875       (2,002,479)        (709,220)
                                                         --------------     --------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .........................................       46,819,019        113,551,995          228,715        1,383,150
                                                         --------------     --------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............       96,448,412         93,095,844       15,894,182       19,350,684
  Transfers between funds including guaranteed
   interest account, net .............................      (29,617,133)        (5,649,020)     (11,417,937)     (21,493,981)
  Transfers for contract benefit and terminations          (132,230,765)      (116,288,669)     (21,713,276)     (21,719,853)
  Contract maintenance charges .......................         (868,891)          (880,739)        (130,973)        (140,810)
  Adjustments to net assets allocated to
   contracts in payout period ........................          191,931           (555,822)          74,534           17,533
                                                         --------------     --------------    -------------    -------------
Net increase (decrease) in net assets from
 contractowners transactions .........................      (66,076,446)       (30,278,406)     (17,293,470)     (23,986,427)
                                                         --------------     --------------    -------------    -------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................           25,138            590,569         (132,581)          49,382
                                                         --------------     --------------    -------------    -------------
Increase (Decrease) in Net Assets ....................      (19,232,290)        83,864,158      (17,197,336)     (22,553,895)
Net Assets -- Beginning of Period ....................    1,123,287,405      1,039,423,247      155,539,561      178,093,456
                                                         --------------     --------------    -------------    -------------
Net Assets -- End of Period ..........................   $1,104,055,115     $1,123,287,405    $ 138,342,225    $ 155,539,561
                                                         ==============     ==============    =============    =============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................              482                554              123              161
Units Redeemed .......................................             (700)              (704)            (221)            (323)
                                                         --------------     --------------    -------------    -------------
Net Increase (Decrease) ..............................             (218)              (150)             (98)            (162)
                                                         --------------     --------------    -------------    -------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................              167                216               53               65
Units Redeemed .......................................             (179)              (129)             (70)            (103)
                                                         --------------     --------------    -------------    -------------
Net Increase (Decrease) ..............................              (12)                87              (17)             (38)
                                                         --------------     --------------    -------------    -------------



                                                                 EQ/Alliance
                                                                International
                                                       --------------------------------
                                                             2005             2004
                                                       ---------------- ---------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $   2,888,714    $   4,903,373
 Net realized gain (loss) on investments .............     47,600,861       30,567,297
 Change in unrealized appreciation (depreciation)
  of investments .....................................     40,900,846       62,019,575
                                                        -------------    -------------
 Net increase (decrease) in net assets from
  operations .........................................     91,390,421       97,490,245
                                                        -------------    -------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     58,298,545       47,708,395
  Transfers between funds including guaranteed
   interest account, net .............................      1,090,983       (8,486,069)
  Transfers for contract benefit and terminations         (80,556,104)     (66,908,113)
  Contract maintenance charges .......................       (576,595)        (564,542)
  Adjustments to net assets allocated to
   contracts in payout period ........................       (135,750)        (196,906)
                                                        -------------    -------------
Net increase (decrease) in net assets from
 contractowners transactions .........................    (21,878,921)     (28,447,235)
                                                        -------------    -------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................     (1,163,517)         244,087
                                                        -------------    -------------
Increase (Decrease) in Net Assets ....................     68,347,983       69,287,097
Net Assets -- Beginning of Period ....................    670,164,426      600,877,329
                                                        -------------    -------------
Net Assets -- End of Period ..........................  $ 738,512,409    $ 670,164,426
                                                        =============    =============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................            790              788
Units Redeemed .......................................         (1,024)          (1,071)
                                                        -------------    -------------
Net Increase (Decrease) ..............................           (234)            (283)
                                                        -------------    -------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................            219              164
Units Redeemed .......................................           (133)            (122)
                                                        -------------    -------------
Net Increase (Decrease) ..............................             86               42
                                                        -------------    -------------

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-40

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                  EQ/Alliance                       EQ/Alliance
                                                               Large Cap Growth                    Quality Bond
                                                       --------------------------------- ---------------------------------
                                                             2005             2004             2005             2004
                                                       ---------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $  (1,923,340)   $  (2,040,999)   $   4,286,281    $   4,435,481
 Net realized gain (loss) on investments .............     (1,998,688)      (7,039,403)         487,086        1,932,325
 Change in unrealized appreciation (depreciation)
  of investments .....................................     22,548,456       19,374,847       (3,294,810)      (2,043,473)
                                                        -------------    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .........................................     18,626,428       10,294,445        1,478,557        4,324,333
                                                        -------------    -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     12,244,538       14,639,565       18,173,126       19,302,389
  Transfers between funds including guaranteed
   interest account, net .............................    (10,096,346)     (18,550,385)      (4,032,499)     (13,346,713)
  Transfers for contract benefit and terminations         (16,351,022)     (14,987,450)     (21,510,078)     (22,847,589)
  Contract maintenance charges .......................       (178,895)        (200,586)        (139,184)        (143,510)
  Adjustments to net assets allocated to
   contracts in payout period ........................             --               --          114,468            5,852
                                                        -------------    -------------    -------------    -------------
Net increase (decrease) in net assets from
 contractowners transactions .........................    (14,381,725)     (19,098,856)      (7,394,167)     (17,029,571)
                                                        -------------    -------------    -------------    -------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................        (12,765)          29,167           61,057          (30,080)
                                                        -------------    -------------    -------------    -------------
Increase (Decrease) in Net Assets ....................      4,231,938       (8,775,244)      (5,854,553)     (12,735,318)
Net Assets -- Beginning of Period ....................    158,790,823      167,566,067      166,746,030      179,481,348
                                                        -------------    -------------    -------------    -------------
Net Assets -- End of Period ..........................  $ 163,022,761    $ 158,790,823    $ 160,891,477    $ 166,746,030
                                                        =============    =============    =============    =============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................             --               --              199              262
Units Redeemed .......................................             --               --             (241)            (356)
                                                        -------------    -------------    -------------    -------------
Net Increase (Decrease) ..............................             --               --              (42)             (94)
                                                        -------------    -------------    -------------    -------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................            503              346               42               55
Units Redeemed .......................................           (747)            (676)             (47)             (68)
                                                        -------------    -------------    -------------    -------------
Net Increase (Decrease) ..............................           (244)            (330)               5               13
                                                        -------------    -------------    -------------    -------------



                                                                  EQ/Alliance                  EQ/Ariel
                                                               Small Cap Growth           Appreciation II (d)
                                                       --------------------------------- --------------------
                                                             2005             2004               2005
                                                       ---------------- ---------------- --------------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $  (4,539,780)   $  (4,373,060)      $     238
 Net realized gain (loss) on investments .............     14,882,646        3,691,532              59
 Change in unrealized appreciation (depreciation)
  of investments .....................................     24,371,988       41,362,734            (814)
                                                        -------------    -------------         -------
 Net increase (decrease) in net assets from
  operations .........................................     34,714,854       40,681,206            (517)
                                                        -------------    -------------         -------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     34,467,923       37,321,983         185,007
  Transfers between funds including guaranteed
   interest account, net .............................    (19,367,120)     (11,718,617)        404,382
  Transfers for contract benefit and terminations         (38,537,452)     (34,820,990)           (815)
  Contract maintenance charges .......................       (363,405)        (365,041)             (3)
  Adjustments to net assets allocated to
   contracts in payout period ........................        (98,923)        (263,199)             --
                                                        -------------    -------------         ---------
Net increase (decrease) in net assets from
 contractowners transactions .........................    (23,898,977)      (9,845,864)        588,571
                                                        -------------    -------------         ---------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................        (10,015)         284,397             522
                                                        -------------    -------------         ---------
Increase (Decrease) in Net Assets ....................     10,805,862       31,119,739         588,576
Net Assets -- Beginning of Period ....................    363,172,936      332,053,197              --
                                                        -------------    -------------         ---------
Net Assets -- End of Period ..........................  $ 373,978,798    $ 363,172,936       $ 588,576
                                                        =============    =============         =========
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................            417              541              --
Units Redeemed .......................................           (571)            (621)             --
                                                        -------------    -------------         ---------
Net Increase (Decrease) ..............................           (154)             (80)             --
                                                        -------------    -------------         ---------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................             87              117               6
Units Redeemed .......................................            (84)            (107)             --
                                                        -------------    -------------         ---------
Net Increase (Decrease) ..............................              3               10               6
                                                        -------------    -------------         ---------

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-41

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Bear Stearns                   EQ/Bernstein
                                                          Small Company Growth (b)             Diversified Value
                                                       ------------------------------- ---------------------------------
                                                             2005            2004            2005             2004
                                                       --------------- --------------- ---------------- ----------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................   $   138,678      $  (543)      $    (351,444)   $     339,500
 Net realized gain (loss) on investments .............       206,605        7,610          18,617,049        8,933,171
 Change in unrealized appreciation (depreciation)
  of investments .....................................       219,362        7,660          (3,915,633)      25,144,771
                                                         -----------      ---------     -------------    -------------
 Net increase (decrease) in net assets from
  operations .........................................       564,645       14,727          14,349,972       34,417,442
                                                         -----------      ---------     -------------    -------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     4,882,922       91,678          53,414,317       44,675,156
  Transfers between funds including guaranteed
   interest account, net .............................     9,102,040      365,126           9,886,395       21,595,486
  Transfers for contract benefit and terminations           (343,481)        (259)        (37,410,175)     (30,426,984)
  Contract maintenance charges .......................        (2,114)            (3)         (277,727)        (233,325)
  Adjustments to net assets allocated to
   contracts in payout period ........................            --           --                  --               --
                                                         -----------      ---------     -------------    -------------
Net increase (decrease) in net assets from
 contractowners transactions .........................    13,639,367      456,542          25,612,810       35,610,333
                                                         -----------      ---------     -------------    -------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................        18,644          545             (92,551)          23,070
                                                         -----------      ---------     -------------    -------------
Increase (Decrease) in Net Assets ....................    14,222,656      471,814          39,870,231       70,050,845
Net Assets -- Beginning of Period ....................       471,814            -         332,305,072      262,254,227
                                                         -----------      ---------     -------------    -------------
Net Assets -- End of Period ..........................   $14,694,470      $471,814      $ 372,175,303    $ 332,305,072
                                                         ===========      =========     =============    =============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................            --           --                  --               --
Units Redeemed .......................................            --           --                  --               --
                                                         -----------      ---------     -------------    -------------
Net Increase (Decrease) ..............................            --           --                  --               --
                                                         -----------      ---------     -------------    -------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................           204            7                 804              840
Units Redeemed .......................................           (87)            (3)             (586)            (506)
                                                         -----------      ----------    -------------    -------------
Net Increase (Decrease) ..............................           117            4                 218              334
                                                         -----------      ---------     -------------    -------------



                                                              EQ/Boston Advisors                  EQ/Calvert
                                                              Equity Income (b)              Socially Responsible
                                                       -------------------------------- ------------------------------
                                                             2005            2004             2005           2004
                                                       --------------- ---------------- --------------- --------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $    173,863      $  32,036       $  (153,557)   $  (119,126)
 Net realized gain (loss) on investments .............       280,164          6,161           766,040        970,358
 Change in unrealized appreciation (depreciation)
  of investments .....................................       767,174         42,357           482,643       (518,656)
                                                        ------------      ---------       -----------    -----------
 Net increase (decrease) in net assets from
  operations .........................................     1,221,201         80,554         1,095,126        332,576
                                                        ------------      ---------       -----------    -----------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     8,284,342        330,827         2,959,330      2,998,325
  Transfers between funds including guaranteed
   interest account, net .............................    22,984,326      3,979,377           (20,836)       185,499
  Transfers for contract benefit and terminations         (2,400,710)       (57,055)         (830,151)      (515,628)
  Contract maintenance charges .......................        (6,902)           (93)          (22,798)       (18,522)
  Adjustments to net assets allocated to
   contracts in payout period ........................            --             --                --             --
                                                        ------------      ---------       -----------    -----------
Net increase (decrease) in net assets from
 contractowners transactions .........................    28,861,056      4,253,056         2,085,545      2,649,674
                                                        ------------      ---------       -----------    -----------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................        15,712          1,794             7,679         10,059
                                                        ------------      ---------       -----------    -----------
Increase (Decrease) in Net Assets ....................    30,097,969      4,335,404         3,188,350      2,992,309
Net Assets -- Beginning of Period ....................     4,335,404              -        12,409,463      9,417,154
                                                        ------------      ---------       -----------    -----------
Net Assets -- End of Period ..........................  $ 34,433,373      $4,335,404      $15,597,813    $12,409,463
                                                        ============      ==========      ===========    ===========
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................            --             --                --             --
Units Redeemed .......................................            --             --                --             --
                                                        ------------      ----------      -----------    -----------
Net Increase (Decrease) ..............................            --             --                --             --
                                                        ------------      ----------      -----------    -----------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................           378             43                60             96
Units Redeemed .......................................          (112)              (2)            (32)           (64)
                                                        ------------      ------------    -----------    -----------
Net Increase (Decrease) ..............................           266             41                28             32
                                                        ------------      -----------     -----------    -----------

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-42

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                EQ/Capital                     EQ/Capital
                                                              Guardian Growth            Guardian International
                                                       ----------------------------- -------------------------------
                                                            2005           2004            2005            2004
                                                       -------------- -------------- --------------- ---------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................   $  (60,343)    $  (29,583)   $    200,902    $    153,792
 Net realized gain (loss) on investments .............      216,632        217,467       3,406,693       2,015,646
 Change in unrealized appreciation (depreciation)
  of investments .....................................      171,278         11,531       5,293,529       2,320,866
                                                         ----------     ----------    ------------    ------------
 Net increase (decrease) in net assets from
  operations .........................................      327,567        199,415       8,901,124       4,490,304
                                                         ----------     ----------    ------------    ------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............    1,562,884        986,844      14,421,553      13,916,887
  Transfers between funds including guaranteed
   interest account, net .............................      716,243        (83,834)      5,409,277       7,075,849
  Transfers for contract benefit and terminations          (505,413)      (288,309)     (3,964,163)     (1,921,387)
  Contract maintenance charges .......................       (6,820)        (5,608)        (58,837)        (26,172)
  Adjustments to net assets allocated to
   contracts in payout period ........................           --             --              --              --
                                                         ----------     ----------    ------------    ------------
Net increase (decrease) in net assets from
 contractowners transactions .........................    1,766,894        609,093      15,807,830      19,045,177
                                                         ----------     ----------    ------------    ------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................      (16,330)        25,918         (12,105)         19,793
                                                         ----------     ----------    ------------    ------------
Increase (Decrease) in Net Assets ....................    2,078,131        834,426      24,696,849      23,555,274
Net Assets -- Beginning of Period ....................    4,903,616      4,069,190      44,384,777      20,829,503
                                                         ----------     ----------    ------------    ------------
Net Assets -- End of Period ..........................   $6,981,747     $4,903,616    $ 69,081,626    $ 44,384,777
                                                         ==========     ==========    ============    ============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................           --             --              --              --
Units Redeemed .......................................           --             --              --              --
                                                         ----------     ----------    ------------    ------------
Net Increase (Decrease) ..............................           --             --              --              --
                                                         ----------     ----------    ------------    ------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................           66             26             300             286
Units Redeemed .......................................          (38)           (19)           (148)            (80)
                                                         ----------     ----------    ------------    ------------
Net Increase (Decrease) ..............................           28              7             152             206
                                                         ----------     ----------    ------------    ------------



                                                                  EQ/Capital                        EQ/Capital
                                                               Guardian Research               Guardian U.S. Equity
                                                       --------------------------------- ---------------------------------
                                                             2005             2004             2005             2004
                                                       ---------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $  (1,134,727)   $  (1,034,914)   $    (781,387)   $    (703,656)
 Net realized gain (loss) on investments .............      8,909,482        5,979,692       12,684,361        5,582,927
 Change in unrealized appreciation (depreciation)
  of investments .....................................     (1,079,011)       8,726,489       (6,726,764)       2,242,551
                                                        -------------    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .........................................      6,695,744       13,671,267        5,176,210        7,121,822
                                                        -------------    -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     12,644,042       13,432,765       18,742,122       19,594,588
  Transfers between funds including guaranteed
   interest account, net .............................     (6,603,947)      (2,197,018)         128,017        9,414,653
  Transfers for contract benefit and terminations         (19,051,913)     (17,252,612)     (11,576,898)     (10,309,134)
  Contract maintenance charges .......................       (132,116)        (140,697)         (76,812)         (60,318)
  Adjustments to net assets allocated to
   contracts in payout period ........................             --               --               --               --
                                                        -------------    -------------    -------------    -------------
Net increase (decrease) in net assets from
 contractowners transactions .........................    (13,143,934)      (6,157,562)       7,216,429       18,639,789
                                                        -------------    -------------    -------------    -------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................        (84,329)          40,355          (36,640)          21,007
                                                        -------------    -------------    -------------    -------------
Increase (Decrease) in Net Assets ....................     (6,532,519)       7,554,060       12,355,999       25,782,618
Net Assets -- Beginning of Period ....................    156,893,261      149,339,201      103,408,546       77,625,928
                                                        -------------    -------------    -------------    -------------
Net Assets -- End of Period ..........................  $ 150,360,742    $ 156,893,261    $ 115,764,545    $ 103,408,546
                                                        =============    =============    =============    =============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................             --               --               --               --
Units Redeemed .......................................             --               --               --               --
                                                        -------------    -------------    -------------    -------------
Net Increase (Decrease) ..............................             --               --               --               --
                                                        -------------    -------------    -------------    -------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................            164              215              267              372
Units Redeemed .......................................           (279)            (274)            (201)            (195)
                                                        -------------    -------------    -------------    -------------
Net Increase (Decrease) ..............................           (115)              59               66              177
                                                        -------------    -------------    -------------    -------------

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-43

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                         EQ/Caywood-Scholl
                                                        High Yield Bond (c)           EQ/Equity 500 Index
                                                       --------------------- -------------------------------------
                                                                2005                2005               2004
                                                       --------------------- ------------------ ------------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................      $  256,648         $    2,172,276     $    3,440,607
 Net realized gain (loss) on investments .............           8,101             33,096,073         (2,609,997)
 Change in unrealized appreciation (depreciation)
  of investments .....................................        (225,977)            (3,428,705)        86,285,985
                                                            ----------         --------------     --------------
 Net increase (decrease) in net assets from
  operations .........................................          38,772             31,839,644         87,116,595
                                                            ----------         --------------     --------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............       1,872,400             92,889,289         94,893,864
  Transfers between funds including guaranteed
   interest account, net .............................       3,597,369            (42,987,995)       (20,656,355)
  Transfers for contract benefit and terminations             (153,719)          (124,187,768)      (105,795,551)
  Contract maintenance charges .......................            (282)              (912,543)          (905,459)
  Adjustments to net assets allocated to
   contracts in payout period ........................              --                323,191           (143,872)
                                                            ----------         --------------     --------------
Net increase (decrease) in net assets from
 contractowners transactions .........................       5,315,768            (74,875,826)       (32,607,373)
                                                            ----------         --------------     --------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................          11,738               (368,286)           181,886
                                                            ----------         --------------     --------------
Increase (Decrease) in Net Assets ....................       5,366,278            (43,404,468)        54,691,108
Net Assets -- Beginning of Period ....................              --          1,047,207,920        992,516,812
                                                            ----------         --------------     --------------
Net Assets -- End of Period ..........................      $5,366,278         $1,003,803,452     $1,047,207,920
                                                            ==========         ==============     ==============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................              --                    533                658
Units Redeemed .......................................              --                   (832)              (832)
                                                            ----------         --------------     --------------
Net Increase (Decrease) ..............................              --                   (299)              (174)
                                                            ----------         --------------     --------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................              65                    229                302
Units Redeemed .......................................             (14)                  (182)              (182)
                                                            ----------         --------------     --------------
Net Increase (Decrease) ..............................              51                     47                120
                                                            ----------         --------------     --------------



                                                             EQ/Evergreen
                                                        International Bond (d)        EQ/Evergreen Omega         EQ/FI Mid Cap
                                                       ------------------------ ------------------------------- ----------------
                                                                 2005                 2005            2004            2005
                                                       ------------------------ --------------- --------------- ----------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................         $   (547)         $   (292,528)   $   (179,292)   $  15,521,254
 Net realized gain (loss) on investments .............             (541)            1,259,486       1,456,912       30,578,949
 Change in unrealized appreciation (depreciation)
  of investments .....................................            1,608              (353,308)        (62,067)     (32,776,414)
                                                               --------          ------------    ------------    -------------
 Net increase (decrease) in net assets from
  operations .........................................              520               613,650       1,215,553       13,323,789
                                                               --------          ------------    ------------    -------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............          124,251             4,086,029       6,042,434       46,694,629
  Transfers between funds including guaranteed
   interest account, net .............................          378,714            (2,430,477)      6,352,377        2,871,518
  Transfers for contract benefit and terminations                  (294)           (2,526,660)     (1,877,395)     (19,944,932)
  Contract maintenance charges .......................              (40)              (23,256)        (15,293)        (239,120)
  Adjustments to net assets allocated to
   contracts in payout period ........................               --                    --              --               --
                                                               --------          ------------    ------------    -------------
Net increase (decrease) in net assets from
 contractowners transactions .........................          502,631              (894,364)     10,502,123       29,382,095
                                                               --------          ------------    ------------    -------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................              549                13,020          19,677          (31,754)
                                                               --------          ------------    ------------    -------------
Increase (Decrease) in Net Assets ....................          503,700              (267,694)     11,737,353       42,674,130
Net Assets -- Beginning of Period ....................               --            24,777,357      13,040,004      223,297,989
                                                               --------          ------------    ------------    -------------
Net Assets -- End of Period ..........................         $503,700          $ 24,509,663    $ 24,777,357    $ 265,972,119
                                                               ========          ============    ============    =============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................               --                    --              --               --
Units Redeemed .......................................               --                    --              --               --
                                                               --------          ------------    ------------    -------------
Net Increase (Decrease) ..............................               --                    --              --               --
                                                               --------          ------------    ------------    -------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................                5                    79             225              687
Units Redeemed .......................................               --                   (89)            (95)            (420)
                                                               --------          ------------    ------------    -------------
Net Increase (Decrease) ..............................                5                   (10)            130              267
                                                               --------          ------------    ------------    -------------



                                                        EQ/FI Mid Cap
                                                       ----------------
                                                             2004
                                                       ----------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $   2,237,426
 Net realized gain (loss) on investments .............     16,715,444
 Change in unrealized appreciation (depreciation)
  of investments .....................................      8,333,574
                                                        -------------
 Net increase (decrease) in net assets from
  operations .........................................     27,286,444
                                                        -------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     43,354,895
  Transfers between funds including guaranteed
   interest account, net .............................     11,557,668
  Transfers for contract benefit and terminations         (12,750,053)
  Contract maintenance charges .......................       (176,013)
  Adjustments to net assets allocated to
   contracts in payout period ........................             --
                                                        -------------
Net increase (decrease) in net assets from
 contractowners transactions .........................     41,986,497
                                                        -------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................        (67,785)
                                                        -------------
Increase (Decrease) in Net Assets ....................     69,205,156
Net Assets -- Beginning of Period ....................    154,092,833
                                                        -------------
Net Assets -- End of Period ..........................  $ 223,297,989
                                                        =============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................             --
Units Redeemed .......................................             --
                                                        -------------
Net Increase (Decrease) ..............................             --
                                                        -------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................            785
Units Redeemed .......................................           (363)
                                                        -------------
Net Increase (Decrease) ..............................            422
                                                        -------------

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-44

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                     EQ/FI                          EQ/GAMCO
                                                                 Mid Cap Value            Mergers and Acquisitions (c)
                                                       --------------------------------- ------------------------------
                                                             2005             2004                    2005
                                                       ---------------- ---------------- ------------------------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $  14,136,412    $   4,315,827             $  34,982
 Net realized gain (loss) on investments .............     49,228,543       28,414,705                10,823
 Change in unrealized appreciation (depreciation)
  of investments .....................................    (23,814,334)      19,300,498               (19,796)
                                                        -------------    -------------             ---------
 Net increase (decrease) in net assets from
  operations .........................................     39,550,621       52,031,030                26,009
                                                        -------------    -------------             ---------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     56,621,348       50,367,355               852,204
  Transfers between funds including guaranteed
   interest account, net .............................     10,771,590        4,578,265             1,679,172
  Transfers for contract benefit and terminations         (39,739,271)     (30,267,782)              (44,999)
  Contract maintenance charges .......................       (428,714)        (375,235)                  (94)
  Adjustments to net assets allocated to
   contracts in payout period ........................             --               --                    --
                                                        -------------    -------------             ---------
Net increase (decrease) in net assets from
 contractowners transactions .........................     27,224,953       24,302,603             2,486,283
                                                        -------------    -------------             ---------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................       (150,996)          21,408                 7,901
                                                        -------------    -------------             ---------
Increase (Decrease) in Net Assets ....................     66,624,578       76,355,041             2,520,193
Net Assets -- Beginning of Period ....................    379,728,862      303,373,823                    --
                                                        -------------    -------------             ---------
Net Assets -- End of Period ..........................  $ 446,353,440    $ 379,728,862             $2,520,193
                                                        =============    =============             ==========
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................             --               --                    --
Units Redeemed .......................................             --               --                    --
                                                        -------------    -------------             ----------
Net Increase (Decrease) ..............................             --               --                    --
                                                        -------------    -------------             ----------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................            865              772                    26
Units Redeemed .......................................           (668)            (575)                     (2)
                                                        -------------    -------------             ------------
Net Increase (Decrease) ..............................            193              197                    24
                                                        -------------    -------------             -----------



                                                                   EQ/GAMCO              EQ/International     EQ/Janus
                                                           Small Company Value (b)          Growth (c)     Large Cap Growth
                                                       -------------------------------- ------------------ ----------------
                                                             2005            2004              2005              2005
                                                       --------------- ---------------- ------------------ ---------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $    (89,199)     $    (525)        $    6,223      $   (893,456)
 Net realized gain (loss) on investments .............     2,742,238        113,945             39,083         2,319,253
 Change in unrealized appreciation (depreciation)
  of investments .....................................    (1,552,859)        74,364             58,881         2,604,569
                                                        ------------      ---------         ----------      ------------
 Net increase (decrease) in net assets from
  operations .........................................     1,100,180        187,784            104,187         4,030,366
                                                        ------------      ---------         ----------      ------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............    11,742,379        564,765            648,205        11,582,948
  Transfers between funds including guaranteed
   interest account, net .............................    23,214,196      4,474,265          1,441,168        (2,242,816)
  Transfers for contract benefit and terminations         (1,535,056)        (7,865)           (23,915)       (5,157,299)
  Contract maintenance charges .......................        (9,391)          (111)              (116)          (93,278)
  Adjustments to net assets allocated to
   contracts in payout period ........................            --             --                 --                --
                                                        ------------      ---------         ----------      ------------
Net increase (decrease) in net assets from
 contractowners transactions .........................    33,412,128      5,031,054          2,065,342         4,089,555
                                                        ------------      ---------         ----------      ------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................        19,359          1,990              5,210            58,192
                                                        ------------      ---------         ----------      ------------
Increase (Decrease) in Net Assets ....................    34,531,667      5,220,828          2,174,739         8,178,113
Net Assets -- Beginning of Period ....................     5,220,828              -                 --        65,100,943
                                                        ------------      ---------         ----------      ------------
Net Assets -- End of Period ..........................  $ 39,752,495      $5,220,828        $2,174,739      $ 73,279,056
                                                        ============      ==========        ==========      ============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................            --             --                 --                --
Units Redeemed .......................................            --             --                 --                --
                                                        ------------      ----------        ----------      ------------
Net Increase (Decrease) ..............................            --             --                 --                --
                                                        ------------      ----------        ----------      ------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................           405             53                 42               298
Units Redeemed .......................................          (109)              (6)             (23)             (232)
                                                        ------------      ------------      ----------      ------------
Net Increase (Decrease) ..............................           294             47                 19                66
                                                        ------------      -----------       ----------      ------------



                                                          EQ/Janus
                                                         Large Cap
                                                           Growth
                                                       --------------
                                                            2004
                                                       --------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $   (615,951)
 Net realized gain (loss) on investments .............    (1,120,680)
 Change in unrealized appreciation (depreciation)
  of investments .....................................     7,865,187
                                                        ------------
 Net increase (decrease) in net assets from
  operations .........................................     6,128,556
                                                        ------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............    10,761,921
  Transfers between funds including guaranteed
   interest account, net .............................    (1,957,141)
  Transfers for contract benefit and terminations         (4,393,632)
  Contract maintenance charges .......................       (92,496)
  Adjustments to net assets allocated to
   contracts in payout period ........................            --
                                                        ------------
Net increase (decrease) in net assets from
 contractowners transactions .........................     4,318,652
                                                        ------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................        24,797
                                                        ------------
Increase (Decrease) in Net Assets ....................    10,472,005
Net Assets -- Beginning of Period ....................    54,628,938
                                                        ------------
Net Assets -- End of Period ..........................  $ 65,100,943
                                                        ============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................            --
Units Redeemed .......................................            --
                                                        ------------
Net Increase (Decrease) ..............................            --
                                                        ------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................           300
Units Redeemed .......................................          (222)
                                                        ------------
Net Increase (Decrease) ..............................            78
                                                        ------------

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-45

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/JPMorgan                      EQ/JPMorgan
                                                                Core Bond                   Value Opportunities
                                                     -------------------------------- -------------------------------
                                                           2005             2004            2005            2004
                                                     ---------------- --------------- --------------- ---------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ......................   $  2,319,019    $  1,985,122    $    127,466    $    (17,054)
 Net realized gain (loss) on investments ...........       (340,061)        240,973         919,443        (211,902)
 Change in unrealized appreciation (depreciation)
  of investments ...................................     (1,183,653)       (584,911)        481,216       5,769,240
                                                       ------------    ------------    ------------    ------------
 Net increase (decrease) in net assets from
  operations .......................................        795,305       1,641,184       1,528,125       5,540,284
                                                       ------------    ------------    ------------    ------------
Contractowners Transactions:
 Contributions and Transfers: ......................
  Payments received from contractowners ............     23,547,918      17,890,049       5,725,773       5,431,450
  Transfers between funds including guaranteed
   interest account, net ...........................     13,199,701       4,453,095      (1,869,901)     (2,120,902)
  Transfers for contract benefit and terminations        (6,804,433)     (4,728,357)     (8,100,113)     (7,135,538)
  Contract maintenance charges .....................        (84,669)        (58,292)        (59,189)        (63,126)
  Adjustments to net assets allocated to
   contracts in payout period ......................             --              --              --              --
                                                       ------------    ------------    ------------    ------------
Net increase (decrease) in net assets from
 contractowners transactions .......................     29,858,517      17,556,495      (4,303,430)     (3,888,116)
                                                       ------------    ------------    ------------    ------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A ...................        (31,760)         12,500        (173,592)         35,526
                                                       ------------    ------------    ------------    ------------
Increase (Decrease) in Net Assets ..................     30,622,062      19,210,179      (2,948,897)      1,687,694
Net Assets -- Beginning of Period ..................     70,547,231      51,337,052      63,765,556      62,077,862
                                                       ------------    ------------    ------------    ------------
Net Assets -- End of Period ........................   $101,169,293    $ 70,547,231    $ 60,816,659    $ 63,765,556
                                                       ============    ============    ============    ============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .......................................             --              --              --              --
Units Redeemed .....................................             --              --              --              --
                                                       ------------    ------------    ------------    ------------
Net Increase (Decrease) ............................             --              --              --              --
                                                       ------------    ------------    ------------    ------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .......................................            445             305              74              79
Units Redeemed .....................................           (181)           (146)           (105)           (112)
                                                       ------------    ------------    ------------    ------------
Net Increase (Decrease) ............................            264             159             (31)            (33)
                                                       ------------    ------------    ------------    ------------



                                                                 EQ/Lazard                      EQ/Legg             EQ/Long
                                                              Small Cap Value           Mason Value Equity (d)   Term Bond (c)
                                                     --------------------------------- ------------------------ --------------
                                                           2005             2004                 2005                2005
                                                     ---------------- ---------------- ------------------------ --------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ......................  $   5,328,900    $   5,785,435          $  (1,765)         $   145,665
 Net realized gain (loss) on investments ...........     15,013,624       18,036,108              7,619               27,525
 Change in unrealized appreciation (depreciation)
  of investments ...................................    (14,340,866)      (6,355,072)            (2,785)            (189,959)
                                                      -------------    -------------          ---------          -----------
 Net increase (decrease) in net assets from
  operations .......................................      6,001,658       17,466,471              3,069              (16,769)
                                                      -------------    -------------          ---------          -----------
Contractowners Transactions:
 Contributions and Transfers: ......................
  Payments received from contractowners ............     35,201,980       31,078,943            484,434            4,005,080
  Transfers between funds including guaranteed
   interest account, net ...........................      4,969,832       21,903,467          1,674,459            6,739,857
  Transfers for contract benefit and terminations       (16,307,821)     (10,454,920)           (11,719)            (242,715)
  Contract maintenance charges .....................       (174,734)        (104,453)               (35)                (781)
  Adjustments to net assets allocated to
   contracts in payout period ......................             --               --                 --                   --
                                                      -------------    -------------          ---------          -----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     23,689,257       42,423,037          2,147,139           10,501,441
                                                      -------------    -------------          ---------          -----------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A ...................        (65,438)          36,847              1,960               10,399
                                                      -------------    -------------          ---------          -----------
Increase (Decrease) in Net Assets ..................     29,625,477       59,926,355          2,152,168           10,495,073
Net Assets -- Beginning of Period ..................    144,203,954       84,277,599                 --                   --
                                                      -------------    -------------          ---------          -----------
Net Assets -- End of Period ........................  $ 173,829,431    $ 144,203,954          $2,152,168         $10,495,073
                                                      =============    =============          ==========         ===========
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .......................................             --               --                 --                   --
Units Redeemed .....................................             --               --                 --                   --
                                                      -------------    -------------          ----------         -----------
Net Increase (Decrease) ............................             --               --                 --                   --
                                                      -------------    -------------          ----------         -----------
Unit Activity 0.50% to 1.45% Class B
Units Issued .......................................            395              510                 21                  138
Units Redeemed .....................................           (256)            (239)                  (1)               (33)
                                                      -------------    -------------          ------------       -----------
Net Increase (Decrease) ............................            139              271                 20                  105
                                                      -------------    -------------          -----------        -----------

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-46

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                            EQ/Lord Abbett          EQ/Lord Abbett
                                                        Growth and Income (c)     Large Cap Core (c)
                                                       ------------------------ ---------------------
                                                                 2005                    2005
                                                       ------------------------ ---------------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................        $   3,239              $  (1,802)
 Net realized gain (loss) on investments .............            2,628                  9,008
 Change in unrealized appreciation (depreciation)
  of investments .....................................           39,932                 37,886
                                                              ---------              ---------
 Net increase (decrease) in net assets from
  operations .........................................           45,799                 45,092
                                                              ---------              ---------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............          635,035                492,832
  Transfers between funds including guaranteed
   interest account, net .............................        1,080,791              1,373,175
  Transfers for contract benefit and terminations               (31,752)               (33,996)
  Contract maintenance charges .......................             (153)                  (153)
  Adjustments to net assets allocated to
   contracts in payout period ........................               --                     --
                                                              ---------              ---------
Net increase (decrease) in net assets from
 contractowners transactions .........................        1,683,921              1,831,858
                                                              ---------              ---------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................            5,477                  6,477
                                                              ---------              ---------
Increase (Decrease) in Net Assets ....................        1,735,197              1,883,427
Net Assets -- Beginning of Period ....................               --                     --
                                                              ---------              ---------
Net Assets -- End of Period ..........................        $1,735,197             $1,883,427
                                                              ==========             ==========
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................               --                     --
Units Redeemed .......................................               --                     --
                                                              ----------             ----------
Net Increase (Decrease) ..............................               --                     --
                                                              ----------             ----------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................               18                     21
Units Redeemed .......................................               (2)                    (3)
                                                              -----------            -----------
Net Increase (Decrease) ..............................               16                     18
                                                              -----------            -----------



                                                                                                                 EQ/Mercury
                                                          EQ/Lord Abbett                                        Basic Value
                                                        Mid Cap Value (c)           EQ/Marsico Focus               Equity
                                                       -------------------- --------------------------------- ----------------
                                                               2005               2005             2004             2005
                                                       -------------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................     $    22,040       $  (2,786,191)   $  (2,050,619)   $     255,596
 Net realized gain (loss) on investments .............          90,725          14,288,675        8,572,041       25,605,971
 Change in unrealized appreciation (depreciation)
  of investments .....................................         199,206           7,856,510        7,031,748      (20,439,649)
                                                           -----------       -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .........................................         311,971          19,358,994       13,553,170        5,421,918
                                                           -----------       -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............       2,319,028          44,547,672       36,119,683       45,050,164
  Transfers between funds including guaranteed
   interest account, net .............................       7,991,789          20,680,282        5,410,028      (15,685,540)
  Transfers for contract benefit and terminations             (172,145)        (15,700,713)     (10,739,112)     (37,260,223)
  Contract maintenance charges .......................            (702)           (195,816)        (142,452)        (300,414)
  Adjustments to net assets allocated to
   contracts in payout period ........................              --                  --               --               --
                                                           -----------       -------------    -------------    -------------
Net increase (decrease) in net assets from
 contractowners transactions .........................      10,137,970          49,331,425       30,648,147       (8,196,013)
                                                           -----------       -------------    -------------    -------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................          10,174             310,874          255,739         (135,933)
                                                           -----------       -------------    -------------    -------------
Increase (Decrease) in Net Assets ....................      10,460,115          69,001,293       44,457,056       (2,910,028)
Net Assets -- Beginning of Period ....................              --         167,380,473      122,923,417      347,175,915
                                                           -----------       -------------    -------------    -------------
Net Assets -- End of Period ..........................     $10,460,115       $ 236,381,766    $ 167,380,473    $ 344,265,887
                                                           ===========       =============    =============    =============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................              --                  --               --               --
Units Redeemed .......................................              --                  --               --               --
                                                           -----------       -------------    -------------    -------------
Net Increase (Decrease) ..............................              --                  --               --               --
                                                           -----------       -------------    -------------    -------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................             114                 656              568              360
Units Redeemed .......................................             (20)               (281)            (315)            (400)
                                                           -----------       -------------    -------------    -------------
Net Increase (Decrease) ..............................              94                 375              253              (40)
                                                           -----------       -------------    -------------    -------------



                                                          EQ/Mercury
                                                         Basic Value
                                                            Equity
                                                       ----------------
                                                             2004
                                                       ----------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $   2,713,236
 Net realized gain (loss) on investments .............     16,674,208
 Change in unrealized appreciation (depreciation)
  of investments .....................................      8,998,222
                                                        -------------
 Net increase (decrease) in net assets from
  operations .........................................     28,385,666
                                                        -------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     48,334,791
  Transfers between funds including guaranteed
   interest account, net .............................      5,397,369
  Transfers for contract benefit and terminations         (32,671,392)
  Contract maintenance charges .......................       (278,207)
  Adjustments to net assets allocated to
   contracts in payout period ........................             --
                                                        -------------
Net increase (decrease) in net assets from
 contractowners transactions .........................     20,782,561
                                                        -------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................         16,581
                                                        -------------
Increase (Decrease) in Net Assets ....................     49,184,808
Net Assets -- Beginning of Period ....................    297,991,107
                                                        -------------
Net Assets -- End of Period ..........................  $ 347,175,915
                                                        =============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................             --
Units Redeemed .......................................             --
                                                        -------------
Net Increase (Decrease) ..............................             --
                                                        -------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................            516
Units Redeemed .......................................           (379)
                                                        -------------
Net Increase (Decrease) ..............................            137
                                                        -------------

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-47

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                  EQ/Mercury                      EQ/MFS Emerging
                                                              International Value                Growth Companies
                                                       --------------------------------- ---------------------------------
                                                             2005             2004             2005             2004
                                                       ---------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $   1,006,646    $     470,907    $  (4,451,247)   $  (4,686,242)
 Net realized gain (loss) on investments .............     10,437,226        3,060,937       (5,441,925)     (31,051,084)
 Change in unrealized appreciation (depreciation)
  of investments .....................................      6,001,364       20,446,459       33,511,926       72,782,725
                                                        -------------    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .........................................     17,445,236       23,978,303       23,618,754       37,045,399
                                                        -------------    -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     36,766,032       18,930,274       25,669,511       30,115,973
  Transfers between funds including guaranteed
   interest account, net .............................     21,239,091        6,372,768      (31,413,447)     (30,158,292)
  Transfers for contract benefit and terminations         (17,672,718)     (12,651,563)     (40,187,017)     (35,802,118)
  Contract maintenance charges .......................       (157,314)        (125,323)        (414,136)        (464,832)
  Adjustments to net assets allocated to
   contracts in payout period ........................             --               --               --               --
                                                        -------------    -------------    -------------    -------------
Net increase (decrease) in net assets from
 contractowners transactions .........................     40,175,091       12,526,156      (46,345,089)     (36,309,269)
                                                        -------------    -------------    -------------    -------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................       (111,502)          35,785           89,724           (1,343)
                                                        -------------    -------------    -------------    -------------
Increase (Decrease) in Net Assets ....................     57,508,825       36,540,244       22,636,611          734,787
Net Assets -- Beginning of Period ....................    149,448,287      112,908,043      364,786,512      364,051,725
                                                        -------------    -------------    -------------    -------------
Net Assets -- End of Period ..........................  $ 206,957,112    $ 149,448,287    $ 342,149,901    $ 364,786,512
                                                        =============    =============    =============    =============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................             --               --               --               --
Units Redeemed .......................................             --               --               --               --
                                                        -------------    -------------    -------------    -------------
Net Increase (Decrease) ..............................             --               --               --               --
                                                        -------------    -------------    -------------    -------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................            737              439              304              408
Units Redeemed .......................................           (390)            (320)            (680)            (716)
                                                        -------------    -------------    -------------    -------------
Net Increase (Decrease) ..............................            347              119             (376)            (308)
                                                        -------------    -------------    -------------    -------------



                                                                   EQ/MFS
                                                               Investors Trust                  EQ/Money Market
                                                       ------------------------------- ---------------------------------
                                                             2005            2004            2005             2004
                                                       --------------- --------------- ---------------- ----------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $   (131,328)   $   (121,438)   $   1,818,156    $    (335,725)
 Net realized gain (loss) on investments .............       947,339          83,871         (287,750)        (399,964)
 Change in unrealized appreciation (depreciation)
  of investments .....................................       133,225       1,597,995          216,075          366,224
                                                        ------------    ------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .........................................       949,236       1,560,428        1,746,481         (369,465)
                                                        ------------    ------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     1,644,249       1,892,459       17,689,997       24,817,338
  Transfers between funds including guaranteed
   interest account, net .............................      (534,528)       (858,528)       5,282,612      (12,489,401)
  Transfers for contract benefit and terminations         (2,441,137)     (2,710,162)     (30,538,251)     (36,242,428)
  Contract maintenance charges .......................       (15,123)        (15,269)        (123,896)        (138,323)
  Adjustments to net assets allocated to
   contracts in payout period ........................            --              --           41,092           35,197
                                                        ------------    ------------    -------------    -------------
Net increase (decrease) in net assets from
 contractowners transactions .........................    (1,346,539)     (1,691,500)      (7,648,446)     (24,017,617)
                                                        ------------    ------------    -------------    -------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................        16,186          29,073        2,357,256          (42,586)
                                                        ------------    ------------    -------------    -------------
Increase (Decrease) in Net Assets ....................      (381,117)       (101,999)      (3,544,709)     (24,429,668)
Net Assets -- Beginning of Period ....................    17,345,966      17,447,965      117,689,435      142,119,103
                                                        ------------    ------------    -------------    -------------
Net Assets -- End of Period ..........................  $ 16,964,849    $ 17,345,966    $ 114,144,728    $ 117,689,435
                                                        ============    ============    =============    =============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................            --              --            1,265            1,116
Units Redeemed .......................................            --              --           (1,363)          (1,388)
                                                        ------------    ------------    -------------    -------------
Net Increase (Decrease) ..............................            --              --              (98)            (272)
                                                        ------------    ------------    -------------    -------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................            34              49               12              230
Units Redeemed .......................................           (49)            (70)             (36)            (293)
                                                        ------------    ------------    -------------    -------------
Net Increase (Decrease) ..............................           (15)            (21)             (24)             (63)
                                                        ------------    ------------    -------------    -------------

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-48

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Montag &               EQ/PIMCO
                                                           Caldwell Growth (b)       Real Return (c)
                                                       ---------------------------- -----------------
                                                             2005           2004           2005
                                                       ---------------- ----------- -----------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................    $ (11,737)     $    (57)     $  233,509
 Net realized gain (loss) on investments .............       19,881           106           3,731
 Change in unrealized appreciation (depreciation)
  of investments .....................................       68,669         2,857        (278,278)
                                                          ---------      --------      ----------
 Net increase (decrease) in net assets from
  operations .........................................       76,813         2,906         (41,038)
                                                          ---------      --------      ----------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............    1,042,167        56,585       5,968,653
  Transfers between funds including guaranteed
   interest account, net .............................    1,569,022       164,437       9,008,897
  Transfers for contract benefit and terminations           (65,301)           --        (128,474)
  Contract maintenance charges .......................         (615)           --            (734)
  Adjustments to net assets allocated to
   contracts in payout period ........................           --            --              --
                                                          ---------      --------      ----------
Net increase (decrease) in net assets from
 contractowners transactions .........................    2,545,273       221,022      14,848,342
                                                          ---------      --------      ----------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................       14,311           177          13,784
                                                          ---------      --------      ----------
Increase (Decrease) in Net Assets ....................    2,636,397       224,105      14,821,088
Net Assets -- Beginning of Period ....................      224,105             -              --
                                                          ---------      --------      ----------
Net Assets -- End of Period ..........................    $2,860,502     $224,105      $14,821,088
                                                          ==========     ========      ===========
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................           --            --              --
Units Redeemed .......................................           --            --              --
                                                          ----------     --------      -----------
Net Increase (Decrease) ..............................           --            --              --
                                                          ----------     --------      -----------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................           31             2             158
Units Redeemed .......................................           (7)         --                (9)
                                                          ------------   --------      -------------
Net Increase (Decrease) ..............................           24             2             149
                                                          -----------    --------      ------------



                                                             EQ/Short                  EQ/Small                 EQ/TCW
                                                        Duration Bond (c)           Company Index             Equity (b)
                                                       ------------------- -------------------------------- --------------
                                                               2005              2005             2004           2005
                                                       ------------------- ---------------- --------------- --------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................     $  13,301         $    (49,134)   $    904,400     $  (62,403)
 Net realized gain (loss) on investments .............            25            7,805,952       5,721,894        426,353
 Change in unrealized appreciation (depreciation)
  of investments .....................................       (13,194)          (4,517,705)      3,391,573        234,184
                                                           ---------         ------------    ------------     ----------
 Net increase (decrease) in net assets from
  operations .........................................           132            3,239,113      10,017,867        598,134
                                                           ---------         ------------    ------------     ----------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............       572,315           21,823,949      21,409,771      3,005,345
  Transfers between funds including guaranteed
   interest account, net .............................     1,811,371              893,003      14,146,160      3,583,190
  Transfers for contract benefit and terminations           (179,725)          (6,096,698)     (4,145,908)      (196,611)
  Contract maintenance charges .......................           (68)            (102,168)        (54,444)        (1,548)
  Adjustments to net assets allocated to
   contracts in payout period ........................            --                   --              --             --
                                                           ---------         ------------    ------------     ----------
Net increase (decrease) in net assets from
 contractowners transactions .........................     2,203,893           16,518,086      31,355,579      6,390,376
                                                           ---------         ------------    ------------     ----------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................         7,006              (13,976)         14,390         22,745
                                                           ---------         ------------    ------------     ----------
Increase (Decrease) in Net Assets ....................     2,211,031           19,743,223      41,387,836      7,011,255
Net Assets -- Beginning of Period ....................            --           81,812,986      40,425,150        969,962
                                                           ---------         ------------    ------------     ----------
Net Assets -- End of Period ..........................     $2,211,031        $101,556,209    $ 81,812,986     $7,981,217
                                                           ==========        ============    ============     ==========
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................            --                   --              --             --
Units Redeemed .......................................            --                   --              --             --
                                                           ----------        ------------    ------------     ----------
Net Increase (Decrease) ..............................            --                   --              --             --
                                                           ----------        ------------    ------------     ----------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................            25                  321             434            116
Units Redeemed .......................................            (3)                (195)           (181)           (55)
                                                           -----------       ------------    ------------     ----------
Net Increase (Decrease) ..............................            22                  126             253             61
                                                           -----------       ------------    ------------     ----------



                                                       EQ/TCW Equity
                                                             (b)
                                                       --------------
                                                            2004
                                                       --------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................   $   (790)
 Net realized gain (loss) on investments .............      7,151
 Change in unrealized appreciation (depreciation)
  of investments .....................................      6,450
                                                         --------
 Net increase (decrease) in net assets from
  operations .........................................     12,811
                                                         --------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............    111,359
  Transfers between funds including guaranteed
   interest account, net .............................    906,064
  Transfers for contract benefit and terminations         (61,038)
  Contract maintenance charges .......................        (24)
  Adjustments to net assets allocated to
   contracts in payout period ........................         --
                                                         --------
Net increase (decrease) in net assets from
 contractowners transactions .........................    956,361
                                                         --------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................        790
                                                         --------
Increase (Decrease) in Net Assets ....................    969,962
Net Assets -- Beginning of Period ....................          -
                                                         --------
Net Assets -- End of Period ..........................   $969,962
                                                         ========
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................         --
Units Redeemed .......................................         --
                                                         --------
Net Increase (Decrease) ..............................         --
                                                         --------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................         11
Units Redeemed .......................................         (2)
                                                         --------
Net Increase (Decrease) ..............................          9
                                                         --------

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-49

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                   EQ/UBS              EQ/Van Kampen
                                                           Growth and Income (b)        Comstock (c)
                                                       ------------------------------ ---------------
                                                            2005            2004            2005
                                                       -------------- --------------- ---------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................   $    5,090      $   869        $  22,324
 Net realized gain (loss) on investments .............       19,641        2,620            7,107
 Change in unrealized appreciation (depreciation)
  of investments .....................................      352,245        3,411          170,520
                                                         ----------     --------       ----------
 Net increase (decrease) in net assets from
  operations .........................................      376,976        6,900          199,951
                                                         ----------     --------       ----------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............    2,756,838       38,623        1,799,191
  Transfers between funds including guaranteed
   interest account, net .............................    4,761,728      174,435        4,787,626
  Transfers for contract benefit and terminations          (197,350)         (72)        (114,273)
  Contract maintenance charges .......................         (742)          (4)            (766)
  Adjustments to net assets allocated to
   contracts in payout period ........................           --           --               --
                                                         ----------     --------       ----------
Net increase (decrease) in net assets from
 contractowners transactions .........................    7,320,474      212,982        6,471,778
                                                         ----------     --------       ----------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................       17,671          284            9,774
                                                         ----------     --------       ----------
Increase (Decrease) in Net Assets ....................    7,715,121      220,166        6,681,503
Net Assets -- Beginning of Period ....................      220,166            -               --
                                                         ----------     --------       ----------
Net Assets -- End of Period ..........................   $7,935,287     $220,166       $6,681,503
                                                         ==========     ========       ==========
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................           --           --               --
Units Redeemed .......................................           --           --               --
                                                         ----------     --------       ----------
Net Increase (Decrease) ..............................           --           --               --
                                                         ----------     --------       ----------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................           95            2               68
Units Redeemed .......................................          (29)          (1)              (4)
                                                         ----------     --------       ----------
Net Increase (Decrease) ..............................           66            1               64
                                                         ----------     --------       ----------



                                                                 EQ/Van Kampen               EQ/Van Kampen
                                                            Emerging Markets Equity       Mid Cap Growth (c)
                                                       --------------------------------- --------------------
                                                             2005             2004               2005
                                                       ---------------- ---------------- --------------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................  $  (1,273,605)   $    (708,832)       $  (15,509)
 Net realized gain (loss) on investments .............     37,803,459       26,788,681           267,812
 Change in unrealized appreciation (depreciation)
  of investments .....................................     17,450,383       (1,598,152)           26,382
                                                        -------------    -------------        ----------
 Net increase (decrease) in net assets from
  operations .........................................     53,980,237       24,481,697           278,685
                                                        -------------    -------------        ----------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............     29,966,531       18,121,034           834,024
  Transfers between funds including guaranteed
   interest account, net .............................     41,778,957       14,604,380         3,828,631
  Transfers for contract benefit and terminations         (19,281,156)     (12,364,648)          (74,439)
  Contract maintenance charges .......................       (154,362)        (107,940)             (237)
  Adjustments to net assets allocated to
   contracts in payout period ........................             --               --                --
                                                        -------------    -------------        ----------
Net increase (decrease) in net assets from
 contractowners transactions .........................     52,309,970       20,252,826         4,587,979
                                                        -------------    -------------        ----------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................        (95,387)          43,918             6,553
                                                        -------------    -------------        ----------
Increase (Decrease) in Net Assets ....................    106,194,820       44,778,441         4,873,217
Net Assets -- Beginning of Period ....................    146,637,505      101,859,064                --
                                                        -------------    -------------        ----------
Net Assets -- End of Period ..........................  $ 252,832,325    $ 146,637,505        $4,873,217
                                                        =============    =============        ==========
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................             --               --                --
Units Redeemed .......................................             --               --                --
                                                        -------------    -------------        ----------
Net Increase (Decrease) ..............................             --               --                --
                                                        -------------    -------------        ----------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................          1,338            1,030                89
Units Redeemed .......................................           (948)            (844)              (50)
                                                        -------------    -------------        ----------
Net Increase (Decrease) ..............................            390              186                39
                                                        -------------    -------------        ----------



                                                           EQ/Wells Fargo
                                                        Montgomery Small Cap
                                                       ---------------------
                                                                2005
                                                       ---------------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................       $  25,090
 Net realized gain (loss) on investments .............          41,734
 Change in unrealized appreciation (depreciation)
  of investments .....................................         (20,590)
                                                             ---------
 Net increase (decrease) in net assets from
  operations .........................................          46,234
                                                             ---------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............         176,866
  Transfers between funds including guaranteed
   interest account, net .............................         332,821
  Transfers for contract benefit and terminations               (8,728)
  Contract maintenance charges .......................            (115)
  Adjustments to net assets allocated to
   contracts in payout period ........................              --
                                                             ---------
Net increase (decrease) in net assets from
 contractowners transactions .........................         500,844
                                                             ---------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................           3,039
                                                             ---------
Increase (Decrease) in Net Assets ....................         550,117
Net Assets -- Beginning of Period ....................              --
                                                             ---------
Net Assets -- End of Period ..........................       $ 550,117
                                                             =========
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................              --
Units Redeemed .......................................              --
                                                             ---------
Net Increase (Decrease) ..............................              --
                                                             ---------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................              37
Units Redeemed .......................................             (32)
                                                             ---------
Net Increase (Decrease) ..............................               5
                                                             ---------

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-50

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (Concluded)

FOR THE YEARS ENDED DECEMBER 31,


                                                                 Laudus Rosenberg
                                                           VIT Value Long/Short Equity        U.S. Real Estate -- Class II
                                                         --------------------------------   ---------------------------------
                                                               2005             2004              2005              2004
                                                         ---------------   --------------   ---------------   ---------------
Increase (Decrease) in Net Assets From
 Operations:
 Net investment income (loss) ........................    $    (75,503)      $  (30,970)     $  1,829,198      $     58,293
 Net realized gain (loss) on investments .............         135,572            7,957         5,851,541         2,733,520
 Change in unrealized appreciation (depreciation)
  of investments .....................................          99,496           18,472         3,287,089         4,433,879
                                                          ------------       ----------      ------------      ------------
 Net increase (decrease) in net assets from
  operations .........................................         159,565           (4,541)       10,967,828         7,225,692
                                                          ------------       ----------      ------------      ------------
Contractowners Transactions:
 Contributions and Transfers: ........................
  Payments received from contractowners ..............       1,559,694          546,309        18,737,635         8,136,619
  Transfers between funds including guaranteed
   interest account, net .............................       6,246,577          913,136        18,972,517        34,553,298
  Transfers for contract benefit and terminations           (1,368,445)        (145,615)       (6,156,232)       (1,082,231)
  Contract maintenance charges .......................          (2,610)            (605)          (44,602)           (6,296)
  Adjustments to net assets allocated to
   contracts in payout period ........................              --               --                --                --
                                                          ------------       ----------      ------------      ------------
Net increase (decrease) in net assets from
 contractowners transactions .........................       6,435,216        1,313,225        31,509,318        41,601,390
                                                          ------------       ----------      ------------      ------------
Net increase (decrease) in amount retained by AXA
 Equitable in Separate Account A .....................          16,504           20,320            11,899            17,447
                                                          ------------       ----------      ------------      ------------
Increase (Decrease) in Net Assets ....................       6,611,285        1,329,004        42,489,045        48,844,387
Net Assets -- Beginning of Period ....................       1,725,252          396,248        51,251,373         2,406,847
                                                          ------------       ----------      ------------      ------------
Net Assets -- End of Period ..........................    $  8,336,537       $1,725,252      $ 93,740,418      $ 51,251,373
                                                          ============       ==========      ============      ============
Changes in Units (000's):
Unit Activity 0.74% to 1.49% Class A
Units Issued .........................................              --               --                --                --
Units Redeemed .......................................              --               --                --                --
                                                          ------------       ----------      ------------      ------------
Net Increase (Decrease) ..............................              --               --                --                --
                                                          ------------       ----------      ------------      ------------
Unit Activity 0.50% to 1.45% Class B
Units Issued .........................................             151               54               589               604
Units Redeemed .......................................             (90)             (42)             (378)             (271)
                                                          ------------       ----------      ------------      ------------
Net Increase (Decrease) ..............................              61               12               211               333
                                                          ------------       ----------      ------------      ------------

-------
(a) A substitution of EQ/Technology for AXA Premier VIP Technology occurred on May 14, 2004 (See Note 5).
(b) Commenced operations on October 25, 2004.
(c) Commenced operations on May 9, 2005.
(d) Commenced operations on October 17, 2005.
The accompanying notes are an integral part of these financial statements.

                                     FSA-51

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS

December 31, 2005


1. Organization

AXA Equitable Life Insurance Company (formerly The Equitable Life Assurance Society of the United States) ("AXA Equitable") Separate Account A ("the Account") is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 (the "1940 Act"). The Account invests in shares of mutual funds of various investment trusts of EQ Advisors Trust ("EQAT"), AXA Premier VIP Trust ("VIP"), Laudus Rosenberg Variable Insurance Trust, and The Universal Institutional Funds, Inc. ("The Trusts"). The Trusts are open-ended diversified investment management companies that sell shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio of the Trusts has separate investment objectives. These financial statements and notes are those of the Account.
The Account consists of 67 variable investment options:

o AXA Aggressive Allocation
o AXA Conservative Allocation
o AXA Conservative-Plus Allocation
o AXA Moderate Allocation
o AXA Moderate-Plus Allocation
o AXA Premier VIP Aggressive Equity
o AXA Premier VIP Core Bond
o AXA Premier VIP Health Care
o AXA Premier VIP High Yield
o AXA Premier VIP International Equity
o AXA Premier VIP Large Cap Core Equity
o AXA Premier VIP Large Cap Growth
o AXA Premier VIP Large Cap Value
o AXA Premier VIP Mid Cap Growth(1)
o AXA Premier VIP Mid Cap Value(2)
o AXA Premier VIP Technology
o EQ/Alliance Common Stock
o EQ/Alliance Growth and Income
o EQ/Alliance Intermediate Government Securities
o EQ/Alliance International
o EQ/Alliance Large Cap Growth(3)
o EQ/Alliance Quality Bond
o EQ/Alliance Small Cap Growth
o EQ/Ariel Appreciation II
o EQ/Bear Stearns Small Company Growth(4)
o EQ/Bernstein Diversified Value
o EQ/Boston Advisors Equity Income(5)
o EQ/Calvert Socially Responsible
o EQ/Capital Guardian Growth
o EQ/Capital Guardian International
o EQ/Capital Guardian Research
o EQ/Capital Guardian U.S. Equity
o EQ/Caywood-Scholl High Yield Bond
o EQ/Equity 500 Index o EQ/Evergreen International Bond
o EQ/Evergreen Omega
o EQ/FI Mid Cap
o EQ/FI Mid Cap Value(6)
o EQ/GAMCO Mergers and Acquisitions(14)
o EQ/GAMCO Small Company Value(7)
o EQ/International Growth
o EQ/Janus Large Cap Growth
o EQ/JPMorgan Core Bond(8)
o EQ/JPMorgan Value Opportunities(9)
o EQ/Lazard Small Cap Value
o EQ/Legg Mason Value Equity
o EQ/Long Term Bond
o EQ/Lord Abbett Growth and Income
o EQ/Lord Abbett Large Cap Core
o EQ/Lord Abbett Mid Cap Value
o EQ/Marsico Focus
o EQ/Mercury Basic Value Equity
o EQ/Mercury International Value
o EQ/MFS Emerging Growth Companies
o EQ/MFS Investors Trust
o EQ/Money Market
o EQ/Montag & Caldwell Growth(10)
o EQ/PIMCO Real Return
o EQ/Short Duration Bond
o EQ/Small Company Index
o EQ/TCW Equity(11)
o EQ/UBS Growth and Income(12)
o EQ/Van Kampen Comstock
o EQ/Van Kampen Emerging Markets Equity(13)
o EQ/Van Kampen Mid Cap Growth
o EQ/Wells Fargo Montgomery Small Cap
o Laudus Rosenberg VIT Value Long/Short Equity
o U.S. Real Estate -- Class II

----------------------
 (1) Formerly known as AXA Premier VIP Small/Mid Cap Growth.
 (2) Formerly known as AXA Premier VIP Small/Mid Cap Value.
 (3) Formerly known as EQ/Alliance Premier Growth.
 (4) Formerly known as EQ/Enterprise Small Company Growth.
 (5) Formerly known as EQ/Enterprise Equity Income.
 (6) Formerly known as EQ/FI Small/Mid Cap Value.
 (7) Formerly known as EQ/Enterprise Small Company Value.
 (8) Formerly known as J.P. Morgan Core Bond.
 (9) Formerly known as J.P. Morgan Value Opportunities.
 (10) Formerly known as EQ/Enterprise Growth.
 (11) Formerly known as EQ/Enterprise Equity.
 (12) Formerly known as EQ/Enterprise Growth and Income.
 (13) Formerly known as EQ/Emerging Markets Equity.
 (14) Formerly EQ/Mergers and Acquisitions.

                                     FSA-52

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


1. Organization (Concluded)

Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from AXA Equitable's other assets and liabilities. All contracts are issued by AXA Equitable. The assets of the Account are the property of AXA Equitable. However, the portion of the Account's assets attributable to the Contracts will not be chargeable with liabilities arising out of any other business AXA Equitable may conduct.

The Account is used to fund benefits for variable annuities issued by AXA Equitable including certain individual tax-favored variable annuity contracts (Old Contracts), individual non-qualified variable annuity contracts (EQUIPLAN Contracts), tax-favored and non-qualified certificates issued under group deferred variable annuity contracts and certain related individual contracts (EQUI-VEST Contracts), group deferred variable annuity contracts used to fund tax-qualified defined contribution plans (Momentum Contracts) and group variable annuity contracts used as a funding vehicle for employers who sponsor qualified defined contribution plans (Momentum Plus). All of these contracts and certificates are collectively referred to as the Contracts.

The amount retained by AXA Equitable in the Account arises principally from (1) contributions from AXA Equitable, (2) mortality and expense risks, other expenses and financial accounting charges accumulated in the account, and (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Contracts. Amounts retained by AXA Equitable are not subject to mortality expense risk charges, other expenses and financial accounting charges. Amounts retained by AXA Equitable in the Account may be transferred at any time by AXA Equitable to its General Account.


2. Significant Accounting Policies

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
(GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments are made in shares of The Trusts and are valued at the net asset values per share of the respective Portfolios. The net asset values are determined by The Trusts using the market or fair value of the underlying assets of the Portfolio less liabilities.

Investment transactions are recorded by the Account on the trade date. Dividends and distributions of capital gains from The Trusts are automatically reinvested on the ex-dividend date. Realized gains and losses include (1) gains and losses on redemptions of the Trusts' shares (determined on the identified cost basis) and (2) The Trusts' distributions representing the net realized gains on The Trusts' investment transactions.

Receivable/payable for policy-related transactions represents amounts due to/from AXA Equitable's General Account predominately related to premiums, surrenders and death benefits.

Payments received from contractowners represent participant contributions under EQUI-VEST Series 100 through 800, EQUI-VEST Vantage, EQUI-VEST Strategies, Momentum, Momentum Plus (but exclude amounts allocated to the guaranteed interest account, reflected in the General Account) and participant contributions under other Contracts (Old Contracts, EQUIPLAN) reduced by applicable deductions, charges and state premium taxes. Payments received from contractowners also include amounts applied to purchase contracts in payout (annuitization) period. Contractowners may allocate amounts in their individual accounts to variable investment options, and/or to the guaranteed interest account, of AXA Equitable's General Account, and fixed maturity option of Separate Account No. 48. Transfers between funds including the guaranteed interest account, net represents amounts that participants have directed to be moved among investment options, including permitted transfers to and from the guaranteed interest account and fixed maturity option of Separate Account No.
48. The net assets of any variable investment option may not be less than the aggregate value of the Contractowner accounts allocated to that variable investment option. Additional assets are set aside in AXA Equitable's General Account to provide for other policy benefits, as required by state insurance law. AXA Equitable's General Account is subject to creditor rights.

Transfers for contract benefits and terminations are payments to participants and beneficiaries made under the terms of the Contracts and amounts that participants have requested to be withdrawn and paid to them or applied to purchase annuities. Withdrawal charges, if applicable, are included in Transfers for contract benefits and terminations and represent deferred contingent withdrawal charges that apply to certain withdrawals under EQUI-VEST Series 100 through 800 Contracts, EQUI-VEST Vantage, EQUI-VEST Strategies, Momentum and Momentum Plus Contracts. Included in Contract maintenance charges are administrative charges, if applicable, that are deducted annually under EQUI-VEST Series 100 through 800 Contracts, EQUI-VEST Vantage, EQUI-VEST Strategies, EQUIPLAN and Old Contracts and


                                     FSA-53

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


2. Significant Accounting Policies (Concluded)

quarterly under Momentum and Momentum Plus.

Net assets allocated to contracts in the payout period are computed according to the 1983a Individual Annuitant Mortality Table for business issued in 1994 and later and according to the 1969 ELAS Mortality Table for business issued prior to 1994. The assumed investment return is 3% to 5%, as regulated by the laws of various states. The mortality risk is fully borne by AXA Equitable and may result in additional amounts being transferred into the variable annuity account by AXA Equitable to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the insurance company.

The operations of the Account are included in the federal income tax return of AXA Equitable which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to Contracts participating in the Account by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable is expected to affect the unit value of Contracts participating in the Account. Accordingly, no provision for income taxes is required. AXA Equitable retains the right to charge for any federal income tax which is attributable to the Account if the law is changed.


3. Purchases and Sales of Investments
   The cost of purchases and proceeds from sales of investments for the year ended December 31, 2005 were as follows:



                                                        Purchases        Sales
                                                     -------------- --------------
AXA Aggressive Allocation ........................    $ 20,286,012   $  7,280,120
AXA Conservative Allocation ......................      20,771,778     16,741,251
AXA Conservative Plus Allocation .................      20,581,149      8,979,264
AXA Moderate Allocation ..........................     158,093,405    252,023,623
AXA Moderate Plus Allocation .....................      69,067,963     13,056,447
AXA Premier VIP Aggressive Equity ................      48,198,108    192,848,007
AXA Premier VIP Core Bond ........................      22,789,440     18,145,330
AXA Premier VIP Health Care ......................      22,800,063     16,390,932
AXA Premier VIP High Yield .......................      73,569,006     61,242,533
AXA Premier VIP International Equity .............      32,251,243     20,050,755
AXA Premier VIP Large Cap Core Equity ............       4,988,952     10,562,898
AXA Premier VIP Large Cap Growth .................      14,008,465     18,435,585
AXA Premier VIP Large Cap Value ..................      23,050,748     12,369,343
AXA Premier VIP Small/Mid Cap Growth .............      29,500,597     25,016,612
AXA Premier VIP Small/Mid Cap Value ..............      31,275,149     22,823,225
AXA Premier VIP Technology .......................      58,298,727     77,204,590
EQ/Alliance Common Stock .........................     201,110,333    728,242,518
EQ/Alliance Growth & Income ......................     222,912,555    256,920,189
EQ/Alliance Intermediate Government Sec. .........      33,179,826     47,292,377
EQ/Alliance International ........................     147,333,376    167,755,097
EQ/Alliance Large Cap Growth .....................      33,918,871     50,237,257
EQ/Alliance Quality Bond .........................      46,387,721     49,422,862
EQ/Alliance Small Cap Growth .....................      77,692,692    106,167,204
EQ/Ariel Appreciation II .........................         590,497          1,166
EQ/Bears Stearns Small Company Growth ............      25,603,101     11,806,208
EQ/Bernstein Diversified Value ...................     105,428,185     72,839,572
EQ/Boston Advisors Equity Income .................      41,658,513     12,607,883
EQ/Calvert Socially Responsible ..................       5,375,240      2,921,400
EQ/Capital Guardian Growth .......................       4,366,329      2,676,103
EQ/Capital Guardian International ................      32,485,455     16,410,729
EQ/Capital Guardian Research .....................      19,551,183     33,916,158
EQ/Capital Guardian U.S. Equity ..................      35,755,374     23,721,606
EQ/Caywood-Scholl High Yield Bond ................       7,016,514      1,432,360
EQ/Equity 500 Index ..............................     205,385,530    260,469,782
EQ/Evergreen International Bond ..................         542,177         39,544
EQ/Evergreen Omega ...............................       7,028,073      7,478,376

                                     FSA-54

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


3. Purchases and Sales of Investments (Concluded)


                                                           Purchases       Sales
                                                         ------------- -------------
EQ/FI Mid Cap ........................................    110,107,874    49,703,321
EQ/FI Small/Mid Cap Value ............................    171,943,717   103,825,943
EQ/GAMCO Mergers and Acquisitions ....................      2,821,985       287,414
EQ/GAMCO Small Company Value .........................     48,876,460    13,089,587
EQ/International Growth ..............................      4,640,753     2,563,977
EQ/Janus Large Cap Growth ............................     18,432,188    15,170,608
EQ/JPMorgan Core Bond ................................     54,147,666    21,999,172
EQ/JPMorgan Value Opportunities ......................     10,394,809    14,744,302
EQ/Lazard Small Cap Value ............................     83,613,085    46,784,042
EQ/Legg Mason Value Equity ...........................      2,233,131        85,797
EQ/Long Term Bond ....................................     14,087,892     3,362,045
EQ/Lord Abbett Growth and Income .....................      1,982,051       289,415
EQ/Lord Abbett Large Cap Core ........................      2,183,032       346,498
EQ/Lord Abbett Mid Cap Value .........................     12,435,793     2,265,609
EQ/Marsico Focus .....................................     91,931,067    39,699,274
EQ/Mercury Basic Value Equity ........................     85,832,640    79,553,878
EQ/Mercury International Value .......................     89,583,832    48,521,793
EQ/MFS Emerging Growth Companies .....................     39,617,877    90,295,500
EQ/MFS Investors Trust ...............................      3,153,353     4,615,027
EQ/Money Market ......................................     78,366,806    81,839,419
EQ/Montag & Caldwell Growth ..........................      3,364,529       816,682
EQ/PIMCO Real Return .................................     16,214,259     1,109,695
EQ/Short Duration Bond ...............................      2,498,299       274,093
EQ/Small Company Index ...............................     48,405,372    27,441,789
EQ/TCW Equity ........................................     12,726,392     6,375,674
EQ/UBS Growth and Income .............................     10,598,708     3,255,473
EQ/Van Kampen Comstock ...............................      7,062,632       558,756
EQ/Van Kampen emerging Markets Equity ................    176,999,317   118,105,382
EQ/Van Kampen Mid Cap Growth .........................     10,710,914     6,131,892
EQ/Wells Fargo Montgomery Small Cap ..................      4,217,945     3,688,913
Laudus Rosenberg VIT Value Long/Short Equity .........     16,195,745     9,819,511
U.S. Real Estate .....................................     90,590,192    57,239,756

4. Expenses and Related Party Transactions

   The assets in each variable investment option are invested in shares of a corresponding mutual fund portfolio of The Trusts. Shares are offered by The Trusts at net asset value. Shares in which the variable investment options are invested are in either one of two classes. Both classes are subject to fees for investment management and advisory services and other Trust expenses. One class of shares ("Class A shares") is not subject to distribution fees imposed pursuant to a distribution plan. The other class of shares ("Class B shares") is subject to distribution fees imposed under a distribution plan (herein, the "Rule 12b-1 Plans") adopted by the applicable Trust. The Rule 12b-1 Plans provide that The Trusts, on behalf of each variable portfolio, may charge annually either 0.25% or 0.35% of the average daily net assets of a portfolio attributable to its Class B shares in respect of activities primarily intended to result in the sale of the Class B shares. These fees are reflected in the net asset value of the shares.

   AXA Equitable serves as investment manager of EQAT and VIP. Charles Schwab Investment Management, Inc. serves as investment manager for the Laudus Rosenberg Variable Insurance Trust -- Laudus Rosenberg VIT Value Long/Short Equity Portfolio. Van Kampen (name under which Morgan Stanley Investment Management Inc. does business in certain situations) serves as investment manager for The Universal Institutional Funds, Inc. -- U.S. Real Estate Class II Portfolio. Each investment manager receives management fees for services performed in its capacity as investment manager of The Trusts. Investment managers either oversee the activities of the investment advisors with respect to The Trusts and are responsible for retaining and discontinuing the services of those advisors or directly manage the Portfolios. Fees generally vary depending on net asset levels of individual portfolios and range for EQAT and VIP from a low of 0.10% to a high of 1.20% of average daily net assets. AXA Equitable as investment manager of EQAT and VIP pays expenses for providing investment advisory services to the Portfolios, including the fees of the Advisors of each Portfolio. In addition, AXA Advisors, LLC ("AXA Advisors") an affiliate of AXA Equitable, may also receive distribution fees under Rule 12b-1 Plans as described above.


                                     FSA-55

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


4. Expenses and Related Party Transactions (Concluded)

   AllianceBernstein L.P. (formerly Alliance Capital Management L.P. ("AllianceBernstein")) serves as an investment advisor for a number of Portfolios in EQAT and VIP including the EQ/Alliance Portfolios; EQ/Bernstein Diversified Value; EQ/Equity 500 Index, and EQ/Small Company Index; as well as a portion of AXA Premier VIP Aggressive Equity, AXA Premier VIP International Equity, AXA Premier VIP Large Cap Core Equity, AXA Premier VIP Large Cap Growth, AXA Premier VIP Large Cap Value, AXA Premier VIP Mid Cap Growth and AXA Premier VIP Technology. AllianceBernstein is a limited partnership which is indirectly majority-owned by AXA Equitable and AXA Financial, Inc. (parent to AXA Equitable).

   In the fourth quarter of 2005 AXA Financial completed its sale of the Advest Group to Merrill Lynch. Boston Advisors is the Advest Group's investment advisory firm, and served as investment advisor to certain EQAT portfolios such as EQ/Boston Advisors Equity Income, EQ/Money Market and EQ/Short Duration Bond. Upon completion of the sale of the Advest Group Boston Advisors ceased to be an affiliate of AXA Financial.

   AXA Advisors is an affiliate of AXA Equitable, and a distributor and principal underwriter of the Account. AXA Advisors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

   The Contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network, LLC ("AXA Network") or its subsidiaries (affiliates of AXA Equitable) . AXA Network receives commissions under its General Sales Agreement with AXA Equitable and its Networking Agreement with AXA Advisors. AXA Advisors receives service-related payments under its Supervisory and Distribution Agreement with AXA Equitable. The financial professionals are compensated on a commission basis by AXA Network.


5. Substitutions/Reorganizations

   Substitution transactions that occurred at the date indicated are shown below. For accounting purposes these transactions were treated as mergers and are considered tax-free exchanges.



--------------------------------------------------------------------------------
May 14, 2004               Removed Portfolio      Surviving Portfolio
                                                   AXA Premier VIP
                            EQ/Technology           Technology
--------------------------------------------------------------------------------
Shares -- Class B             20,685,303              10,173,397
Value -- Class B          $   84,230,707            $ 84,230,707
Net Assets before merger  $   84,230,707            $ 27,132,329
Net Assets after merger               --            $111,363,036

6. Contractowner Charges

Charges are made directly against the net assets of the Account and are reflected daily in the computation of the unit values of the Contracts. Under the Contracts, AXA Equitable charges the Account for the following charges:


                                           Mortality and                     Financial
                                           Expense Risks   Other Expenses   Accounting     Total
                                          --------------- ---------------- ------------ ----------
Old Contracts
---------------------------------------        0.58%            0.16%           --         0.74%
EQUIPLAN Contracts                             0.58%            0.16%           --         0.74%
---------------------------------------
EQUI-VEST Series 100/Momentum Contracts
----------------------------------------
EQ/Money Market
EQ/Alliance Common Stock ..............        0.56%           0.60%            0.24%      1.40%
All Other Funds .......................        0.50%           0.60%            0.24%      1.34%
EQUI-VEST Series 200
----------------------------------------
EQ/Money Market
EQ/Alliance Common Stock ..............        1.15%           0.25%            --         1.40%
All Other Funds .......................        1.09%           0.25%            --         1.34%

                                     FSA-56

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


6. Contractowner Charges (Continued)


                                          Mortality and                     Financial
                                          Expense Risks   Other Expenses   Accounting     Total
                                         --------------- ---------------- ------------ ----------
Old Contracts
--------------------------------------        0.58%           0.16%            --      0.74%
EQUI-VEST Series 300 and 400 Contracts
---------------------------------------
EQ/Money Market
EQ/Alliance Common Stock
AXA Premier VIP Aggressive Equity
AXA Moderate Allocation ..............        1.10%           0.24%            --      1.34%
All Other Funds ......................        1.10%           0.24%            --      1.34%
Momentum Plus Contracts                       1.10%           0.25%            --      1.35%
---------------------------------------
EQUI-VEST Series 500 Contracts                1.20%           0.25%            --      1.45%
---------------------------------------
EQUI-VEST Series 600 and 800 Contracts        0.95%           0.25%            --      1.20%
---------------------------------------
EQUI-VEST Vantage Contracts
---------------------------------------
0.90 All Funds .......................        0.90%             --             --      0.90%
0.70 All Funds .......................        0.70%             --             --      0.70%
0.50 All Funds .......................        0.50%             --             --      0.50%
EQUI-VEST Strategies Contracts
---------------------------------------
1.20% All Funds ......................        1.20%             --             --      1.20%
0.90% All Funds ......................        0.90%             --             --      0.90%
0.70% All Funds ......................        0.70%             --             --      0.70%
0.50% All Funds ......................        0.50%             --             --      0.50%
0.25% All Funds ......................        0.25%             --             --      0.25%
EQUI-VEST Express Series 700 Contracts        0.70%           0.25%            --      0.95%
---------------------------------------

The charges may be retained in the Account by AXA Equitable and, to the extent retained, participate in the net investment results of the Trusts ratably with assets attributable to the Contracts. Under the terms of the Contracts, the aggregate of these asset charges and the charges of The Trusts for advisory fees and for direct operating expenses may not exceed a total effective annual rate of 1.75% for EQUI-VEST/Momentum Contracts for EQ/Money Market, EQ/Alliance Common Stock, AXA Premier VIP Aggressive Equity and AXA Moderate Allocation variable investment options and 1% of all portfolios of the Old Contracts and EQUIPLAN Contracts (the "Cap"). Fees for advisory services in excess of the Cap are refunded to the Funds from AXA Equitable's General Account. Direct operating expenses in excess of the Cap are absorbed by amounts retained by AXA Equitable in Separate Account A.

For EQUI-VEST(R) Series 200 and EQUI-VEST Vantage Contracts for participants of the Teachers Retirement System of the State of Texas and EQUI-VEST Strategies the total Separate Account A annual expenses and total annual expenses of the Trust's fees, when added together, are not permitted to exceed 2.75% (except for AXA Premier VIP Aggressive Equity, AXA Moderate Allocation, EQ/Alliance Common Stock and EQ/Money Market Options in Equivest Series 200 which are not permitted to exceed 1.75%). Currently, this expense limitation has the effect of reducing the total expenses applicable to options funded by the AXA Premier VIP Health Care, AXA Premier VIP International Equity, AXA Premier VIP Mid Cap Growth, AXA Premier VIP Mid Cap Value, AXA Premier VIP Technology and EQ/Emerging Markets Equity portfolios. Fees for advisory services in excess of the cap are refunded to the Funds from AXA Equitable's general account. Direct operating expenses in excess of the cap are absorbed by amounts retained by AXA Equitable in Separate Account A.

Included in the Contract maintenance charges line of the Statements of Changes in Net Assets are certain administrative charges which are deducted from the Contractowners account value.

The table below lists all the fees charged by the Separate Account assessed as a redemption of units; the range presented represents the fees that are actually assessed. Actual amounts may vary or may be zero depending on the contract or Contractowner's account value.



                                When charge
Charges                         is deducted                      Amount deducted                         How deducted
------------------------------ ------------- ------------------------------------------------------ ----------------------
Charge for Trust expenses      Daily         Vary by portfolio                                      Unit value
Annual Administrative charge   Annual        $30 or during the first two contract years 2% of the   Unit liquidation from
                                             account value (plus any prior withdrawal during the    account value
                                             Contract Year) if less.

                                     FSA-57

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


6. Contractowner Charges (Concluded)


                                            When charge
Charges                                     is deducted
------------------------------------ ------------------------
Annual Policy fee                    Annual
Withdrawal Charge                    At time of transaction
Plan Loan charges                    At time of transaction
Annuity Payout option                At time of transaction
Charge for third-party transfer or   At time of transaction
exchange
Enhanced death benefit charge        Participation date
                                     anniversary



Charges                                                  Amount deducted                         How deducted
------------------------------------ ------------------------------------------------------ ----------------------
Annual Policy fee                    Low - Depending on account value, lesser of $30        Unit liquidation from
                                     or .50% of account value plus the amount of any        account value
                                     active loan.
                                     High - Depending on account value, in Years 1 to       Unit liquidation from
                                     2 lesser of $30 or 2% of account value, thereafter     account value
                                     $30.
Withdrawal Charge                    Low - 6% of withdrawals or contributions made in       Unit liquidation
                                     the current and prior five participation years,
                                     whichever is less.
                                     High - 6% of the amount withdrawn, generally
                                     declining for the first through the 12th contract
                                     year.
                                     Exceptions and limitations may eliminate or reduce
                                     the withdrawal charge.
Plan Loan charges                    $25 set-up fee and $6 quarterly recordkeeping fee      Unit liquidation
Annuity Payout option                $350 annuity administration fee                        Unit liquidation
Charge for third-party transfer or   $25                                                   Unit liquidation
exchange
Enhanced death benefit charge        0.15% of the account value                             Unit liquidation


                                     FSA-58

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values


Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
AXA Aggressive Allocation
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (l)      $ 130.82
         Highest contract charge 1.45% Class B (l)     $ 128.03
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (l)      $ 121.67
         Highest contract charge 1.45% Class B (l)     $ 120.22
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (l)      $ 109.38
         Highest contract charge 1.45% Class B (l)     $ 109.12
         All contract charges                                --
AXA Conservative Allocation
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (l)      $ 110.08
         Highest contract charge 1.45% Class B (l)     $ 107.73
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (l)      $ 108.00
         Highest contract charge 1.45% Class B (l)     $ 106.71
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (l)      $ 102.37
         Highest contract charge 1.45% Class B (l)     $ 102.13
         All contract charges                                --
AXA Conservative-Plus Allocation
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (l)      $ 114.94
         Highest contract charge 1.45% Class B (l)     $ 112.49
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (l)      $ 111.89
         Highest contract charge 1.45% Class B (l)     $ 110.56
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (l)      $ 104.36
         Highest contract charge 1.45% Class B (l)     $ 104.11
         All contract charges                                --
AXA Moderate Allocation (b)(j)
------------------------------------------------------------------
         Unit Value 0.70% to 1.45%*
  2005   Lowest contract charge 0.90% Class A (m)      $ 183.99
         Highest contract charge 1.45% Class A         $ 126.17
         All contract charges                                --
  2004   Lowest contract charge 0.90% Class A (m)      $ 176.72
         Highest contract charge 1.45% Class A         $ 121.87
         All contract charges                                --
  2003   Lowest contract charge 0.90% Class A (m)      $ 163.61
         Highest contract charge 1.45% Class A         $ 113.45
         All contract charges                                --
  2002   Lowest contract charge 1.34% Class A          $  42.91
         Highest contract charge 1.45% Class A         $  96.40
         All contract charges                                --
  2001   Lowest contract charge 1.34% Class A          $  49.61
         Highest contract charge 1.45% Class A         $ 111.81
         All contract charges                                --
AXA Moderate Allocation (b)(j)
------------------------------------------------------------------
         Unit Value 0.50% to 1.20%*
  2005   Lowest contract charge 0.50% Class B (d)      $ 109.79
         Highest contract charge 1.20% Class B         $ 126.19
         All contract charges                                --



                             Years Ended December 31,
         -----------------------------------------------------------------
                 Units          Net Assets     Investment        Total
          Outstanding (000's)     (000's)    Income Ratio**    Return***
         --------------------- ------------ ---------------- -------------
AXA Aggressive Allocation
---------------------------------------------------------------------------
  2005               --                 --           --            7.52%
                     --                 --           --            6.50%
                    178         $   22,965         4.92%             --
  2004               --                 --           --           11.24%
                     --                 --           --           10.17%
                     75         $    9,099         2.30%             --
  2003               --                 --           --            9.38%
                     --                 --           --            9.12%
                      9         $    1,003         0.70%             --
AXA Conservative Allocation
---------------------------------------------------------------------------
  2005               --                 --           --            1.93%
                     --                 --           --            0.96%
                    112         $   12,046         3.96%             --
  2004               --                 --           --            5.50%
                     --                 --           --            4.49%
                     75         $    8,142         4.16%             --
  2003               --                 --           --            2.37%
                     --                 --           --            2.13%
                      8         $      940         5.61%             --
AXA Conservative-Plus Allocation
---------------------------------------------------------------------------
  2005               --                 --           --            2.73%
                     --                 --           --            1.75%
                    180         $   20,363         4.94%             --
  2004               --                 --           --            7.21%
                     --                 --           --            6.19%
                     80         $    8,873         3.68%             --
  2003               --                 --           --            4.36%
                     --                 --           --            4.11%
                      9         $      866         6.35%             --
AXA Moderate Allocation (b)(j)
---------------------------------------------------------------------------
  2005               --                 --           --            4.11%
                     --                 --           --            3.53%
                 21,774         $1,543,159         2.54%             --
  2004               --                 --           --            8.02%
                     --                 --           --            7.42%
                 23,508         $1,615,459         2.75%             --
  2003               --                 --           --           18.35%
                     --                 --           --           17.69%
                 25,117         $1,607,776         2.41%             --
  2002               --                 --           --          (13.31)%
                     --                 --           --          (13.78)%
                 27,370         $1,493,481         1.47%             --
  2001               --                 --           --          ( 2.91)%
                     --                 --           --          ( 3.27)%
                 22,042         $1,285,472         2.61%             --
AXA Moderate Allocation (b)(j)
---------------------------------------------------------------------------
  2005               --                 --           --            4.27%
                     --                 --           --            3.54%
                    916         $  113,231         2.54%             --

                                     FSA-59

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
AXA Moderate Allocation (b)(j) (Continued)
------------------------------------------------------------------
  2004   Lowest contract charge 0.50% Class B (d)      $ 105.29
         Highest contract charge 1.20% Class B         $ 121.88
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (d)      $  97.33
         Highest contract charge 1.20% Class B         $ 113.46
         All contract charges                                --
  2002   Lowest contract charge 0.50% Class B (d)      $  82.10
         Highest contract charge 1.20% Class B         $  96.39
         All contract charges                                --
  2001   Lowest contract charge 0.90% Class B          $ 114.50
         Highest contract charge 1.20% Class B         $ 111.79
         All contract charges                                --
AXA Moderate-Plus Allocation
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (l)      $ 127.61
         Highest contract charge 1.45% Class B (l)     $ 124.89
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (l)      $ 120.23
         Highest contract charge 1.45% Class B (l)     $ 118.80
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (l)      $ 108.19
         Highest contract charge 1.45% Class B (l)     $ 107.93
         All contract charges                                --
AXA Premier VIP Aggressive Equity
------------------------------------------------------------------
         Unit Value 0.70% to 1.45%*
  2005   Lowest contract charge 0.90% Class A (m)      $ 103.39
         Highest contract charge 1.45% Class A         $  75.62
         All contract charges                                --
  2004   Lowest contract charge 0.90% Class A (m)      $  96.18
         Highest contract charge 1.45% Class A         $  70.74
         All contract charges                                --
  2003   Lowest contract charge 0.90% Class A (m)      $  86.37
         Highest contract charge 1.45% Class A         $  63.87
         All contract charges                                --
  2002   Lowest contract charge 1.34% Class A          $  47.48
         Highest contract charge 1.45% Class A         $  47.01
         All contract charges                                --
  2001   Lowest contract charge 1.34% Class A          $  67.13
         Highest contract charge 1.45% Class A         $  66.89
         All contract charges                                --
AXA Premier VIP Aggressive Equity
------------------------------------------------------------------
         Unit Value 0.50% to 1.20%*
  2005   Lowest contract charge 0.50% Class B (d)      $  76.37
         Highest contract charge 1.20% Class B         $  75.63
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (d)      $  70.93
         Highest contract charge 1.20% Class B         $  70.75
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (d)      $  63.60
         Highest contract charge 1.20% Class B         $  63.88
         All contract charges                                --
  2002   Lowest contract charge 0.50% Class B (d)      $  46.48
         Highest contract charge 1.20% Class B         $  47.01
         All contract charges                                --



                             Years Ended December 31,
         -----------------------------------------------------------------
                 Units          Net Assets     Investment        Total
          Outstanding (000's)     (000's)    Income Ratio**    Return***
         --------------------- ------------ ---------------- -------------
AXA Moderate Allocation (b)(j) (Continued)
---------------------------------------------------------------------------
  2004               --                 --           --            8.18%
                     --                 --           --            7.42%
                    833         $   99,021         2.75%             --
  2003               --                 --           --           18.55%
                     --                 --           --           17.71%
                    750         $   82,998         2.41%             --
  2002               --                 --           --          (12.38)%
                     --                 --           --          (13.78)%
                    743         $   69,620         1.47%             --
  2001               --                 --           --          ( 2.98)%
                     --                 --           --          ( 3.27)%
                    445         $   48,578         2.61%             --
AXA Moderate-Plus Allocation
---------------------------------------------------------------------------
  2005               --                 --           --            6.14%
                     --                 --           --            5.13%
                    728         $   91,285         5.08%             --
  2004               --                 --           --           11.13%
                     --                 --           --           10.07%
                    277         $   32,979         3.51%             --
  2003               --                 --           --            8.19%
                     --                 --           --            7.93%
                     23         $    2,390         2.59%             --
AXA Premier VIP Aggressive Equity
---------------------------------------------------------------------------
  2005               --                 --           --            7.50%
                     --                 --           --            6.90%
                 12,174         $1,031,638           --              --
  2004               --                 --           --           11.37%
                     --                 --           --           10.75%
                 13,893         $1,098,403           --              --
  2003               --                 --           --           36.83%
                     --                 --           --           35.87%
                 15,363         $1,094,790           --              --
  2002               --                 --           --          (29.27)%
                     --                 --           --          (29.72)%
                 16,813         $  881,555         0.01%             --
  2001               --                 --           --          (25.98)%
                     --                 --           --          (26.08)%
                 19,670         $1,468,650         0.48%             --
AXA Premier VIP Aggressive Equity
---------------------------------------------------------------------------
  2005               --                 --           --            7.67%
                     --                 --           --            6.91%
                    203         $   15,262           --              --
  2004               --                 --           --           11.54%
                     --                 --           --           10.75%
                    205         $   14,345           --              --
  2003               --                 --           --           36.83%
                     --                 --           --           35.88%
                    187         $   11,762           --              --
  2002               --                 --           --          (28.23)%
                     --                 --           --          (29.73)%
                    159         $    7,308         0.01%             --

                                     FSA-60

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
AXA Premier VIP Aggressive Equity (Continued)
------------------------------------------------------------------
  2001   Lowest contract charge 0.90% Class B         $  67.82
         Highest contract charge 1.20% Class B        $  66.90
         All contract charges                               --
AXA Premier VIP Core Bond
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $ 116.28
         Highest contract charge 1.45% Class B (d)    $ 111.90
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $ 114.85
         Highest contract charge 1.45% Class B (d)    $ 111.59
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $ 111.11
         Highest contract charge 1.45% Class B (d)    $ 109.00
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $ 107.64
         Highest contract charge 1.45% Class B (d)    $ 106.61
         All contract charges                               --
AXA Premier VIP Health Care
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $ 120.59
         Highest contract charge 1.45% Class B (d)    $ 116.05
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $ 113.31
         Highest contract charge 1.45% Class B (d)    $ 110.09
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $ 101.56
         Highest contract charge 1.45% Class B (d)    $  99.63
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  79.66
         Highest contract charge 1.45% Class B (d)    $  78.99
         All contract charges                               --
AXA Premier VIP High Yield
------------------------------------------------------------------
         Unit Value 0.70% to 1.45%*
  2005   Lowest contract charge 0.90% Class A (m)     $ 144.66
         Highest contract charge 1.45% Class A        $  96.58
         All contract charges                               --
  2004   Lowest contract charge 0.90% Class A (m)     $ 141.28
         Highest contract charge 1.45% Class A        $  94.85
         All contract charges                               --
  2003   Lowest contract charge 0.90% Class A (m)     $ 130.87
         Highest contract charge 1.45% Class A        $  88.34
         All contract charges                               --
  2002   Lowest contract charge 1.34% Class A         $ 123.58
         Highest contract charge 1.45% Class A        $  72.96
         All contract charges                               --
  2001   Lowest contract charge 1.34% Class A         $ 128.74
         Highest contract charge 1.45% Class A        $  76.09
         All contract charges                               --
AXA Premier VIP High Yield
------------------------------------------------------------------
         Unit Value 0.50% to 1.20%*
  2005   Lowest contract charge 0.50% Class B (d)     $ 123.08
         Highest contract charge 1.20% Class B        $  96.58
         All contract charges                               --



                              Years Ended December 31,
         ------------------------------------------------------------------
                 Units          Net Assets     Investment         Total
          Outstanding (000's)     (000's)    Income Ratio**     Return***
         --------------------- ------------ ---------------- --------------
AXA Premier VIP Aggressive Equity (Continued)
----------------------------------------------------------------------------
  2001             --                  --            --           (25.85)%
                   --                  --            --           (26.08)%
                  168            $ 11,422          0.48%              --
AXA Premier VIP Core Bond
----------------------------------------------------------------------------
  2005             --                  --            --             1.24%
                   --                  --            --             0.28%
                  605            $ 68,268          3.47%              --
  2004             --                  --            --             3.37%
                   --                  --            --             2.38%
                  575            $ 64,676          3.80%              --
  2003             --                  --            --             3.22%
                   --                  --            --             2.24%
                  504            $ 55,167          3.30%              --
  2002             --                  --            --             5.44%
                   --                  --            --             4.47%
                  416            $ 44,423         (6.03)%             --
AXA Premier VIP Health Care
----------------------------------------------------------------------------
  2005             --                  --            --             6.43%
                   --                  --            --             5.41%
                  361            $ 42,208          5.44%              --
  2004             --                  --            --            11.57%
                   --                  --            --            10.50%
                  318            $ 35,180          6.45%              --
  2003             --                  --            --            27.49%
                   --                  --            --            26.13%
                  234            $ 23,369          1.21%              --
  2002             --                  --            --           (19.49)%
                   --                  --            --           (20.23)%
                  129            $ 10,225            --               --
AXA Premier VIP High Yield
----------------------------------------------------------------------------
  2005             --                  --            --             2.39%
                   --                  --            --             1.82%
                  799            $131,305          7.88%              --
  2004             --                  --            --             7.96%
                   --                  --            --             7.36%
                  827            $133,524          6.69%              --
  2003             --                  --            --            21.77%
                   --                  --            --            21.09%
                  837            $125,598          5.83%              --
  2002             --                  --            --           ( 4.00)%
                   --                  --            --           ( 4.12)%
                  764            $ 94,701          9.00%              --
  2001             --                  --            --           ( 0.41)%
                   --                  --            --           ( 0.52)%
                  854            $110,339          9.64%              --
AXA Premier VIP High Yield
----------------------------------------------------------------------------
  2005             --                  --            --             2.54%
                   --                  --            --             1.83%
                  379            $ 39,438          7.88%              --

                                     FSA-61

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
AXA Premier VIP High Yield (Continued)
------------------------------------------------------------------
  2004   Lowest contract charge 0.50% Class B (d)      $ 120.03
         Highest contract charge 1.20% Class B         $  94.85
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (d)      $ 111.01
         Highest contract charge 1.20% Class B         $  88.34
         All contract charges                                --
  2002   Lowest contract charge 0.50% Class B (d)      $  91.03
         Highest contract charge 1.20% Class B         $  72.96
         All contract charges                                --
  2001   Lowest contract charge 0.90% Class B          $  77.17
         Highest contract charge 1.20% Class B         $  76.09
         All contract charges                                --
AXA Premier VIP International Equity
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)      $ 141.82
         Highest contract charge 1.45% Class B (d)     $ 136.48
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (d)      $ 123.46
         Highest contract charge 1.45% Class B (d)     $ 119.96
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (d)      $ 105.24
         Highest contract charge 1.45% Class B (d)     $ 103.24
         All contract charges                                --
  2002   Lowest contract charge 0.50% Class B (d)      $  78.74
         Highest contract charge 1.45% Class B (d)     $  77.98
         All contract charges                                --
AXA Premier VIP Large Cap Core Equity
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)      $ 113.89
         Highest contract charge 1.45% Class B (d)     $ 109.60
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (d)      $ 107.24
         Highest contract charge 1.45% Class B (d)     $ 104.20
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (d)      $  98.27
         Highest contract charge 1.45% Class B (d)     $  96.40
         All contract charges                                --
  2002   Lowest contract charge 0.50% Class B (d)      $  77.08
         Highest contract charge 1.45% Class B (d)     $  76.34
         All contract charges                                --
AXA Premier VIP Large Cap Growth
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)      $ 100.98
         Highest contract charge 1.45% Class B (d)     $  97.18
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (d)      $  94.42
         Highest contract charge 1.45% Class B (d)     $  91.74
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (d)      $  88.96
         Highest contract charge 1.45% Class B (d)     $  87.27
         All contract charges                                --
  2002   Lowest contract charge 0.50% Class B (d)      $  68.45
         Highest contract charge 1.45% Class B (d)     $  67.79
         All contract charges                                --



                             Years Ended December 31,
         ----------------------------------------------------------------
                 Units          Net Assets     Investment        Total
          Outstanding (000's)     (000's)    Income Ratio**    Return***
         --------------------- ------------ ---------------- ------------
AXA Premier VIP High Yield (Continued)
--------------------------------------------------------------------------
  2004             --                  --            --           8.13%
                   --                  --            --           7.37%
                  319             $32,690          6.69%            --
  2003             --                  --            --          21.94%
                   --                  --            --          21.08%
                  243             $23,248          5.83%            --
  2002             --                  --            --         ( 4.81)%
                   --                  --            --         ( 4.11)%
                  136             $10,780          9.00%            --
  2001             --                  --            --         ( 0.22)%
                   --                  --            --         ( 0.52)%
                  101             $ 8,364          9.64%            --
AXA Premier VIP International Equity
--------------------------------------------------------------------------
  2005             --                  --            --          14.87%
                   --                  --            --          13.77%
                  472             $65,031          7.85%            --
  2004             --                  --            --          17.32%
                   --                  --            --          16.20%
                  402             $48,558          3.36%            --
  2003             --                  --            --          33.65%
                   --                  --            --          32.39%
                  225             $23,340          0.68%            --
  2002             --                  --            --         (18.61)%
                   --                  --            --         (19.36)%
                  125             $ 9,802            --             --
AXA Premier VIP Large Cap Core Equity
--------------------------------------------------------------------------
  2005             --                  --            --           6.20%
                   --                  --            --           5.18%
                  175             $19,342          2.43%            --
  2004             --                  --            --           9.13%
                   --                  --            --           8.08%
                  178             $18,705          4.59%            --
  2003             --                  --            --          27.49%
                   --                  --            --          26.28%
                  168             $16,352          0.16%            --
  2002             --                  --            --         (22.63)%
                   --                  --            --         (23.35)%
                  124             $ 9,465          0.36%            --
AXA Premier VIP Large Cap Growth
--------------------------------------------------------------------------
  2005             --                  --            --           6.95%
                   --                  --            --           5.94%
                  388             $38,002            --             --
  2004             --                  --            --           6.13%
                   --                  --            --           5.12%
                  379             $35,019            --             --
  2003             --                  --            --          29.97%
                   --                  --            --          28.74%
                  320             $28,129            --             --
  2002             --                  --            --         (30.05)%
                   --                  --            --         (30.70)%
                  204             $13,852            --             --

                                     FSA-62

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
AXA Premier VIP Large Cap Value
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)      $ 126.22
         Highest contract charge 1.45% Class B (d)     $ 121.47
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (d)      $ 118.45
         Highest contract charge 1.45% Class B (d)     $ 115.08
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (d)      $ 104.03
         Highest contract charge 1.45% Class B (d)     $ 102.05
         All contract charges                                --
  2002   Lowest contract charge 0.50% Class B (d)      $  79.76
         Highest contract charge 1.45% Class B (d)     $  79.00
         All contract charges                                --
AXA Premier VIP Mid Cap Growth
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)      $ 104.60
         Highest contract charge 1.45% Class B (d)     $ 100.66
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (d)      $  96.99
         Highest contract charge 1.45% Class B (d)     $  94.24
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (d)      $  87.24
         Highest contract charge 1.45% Class B (d)     $  85.59
         All contract charges                                --
  2002   Lowest contract charge 0.50% Class B (d)      $  62.53
         Highest contract charge 1.45% Class B (d)     $  61.93
         All contract charges                                --
AXA Premier VIP Mid Cap Value
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)      $ 127.30
         Highest contract charge 1.45% Class B (d)     $ 122.51
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (d)      $ 119.18
         Highest contract charge 1.45% Class B (d)     $ 115.80
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (d)      $ 103.99
         Highest contract charge 1.45% Class B (d)     $ 102.01
         All contract charges                                --
  2002   Lowest contract charge 0.50% Class B (d)      $  74.33
         Highest contract charge 1.45% Class B (d)     $  73.62
         All contract charges                                --
AXA Premier VIP Technology (n)
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)      $ 103.61
         Highest contract charge 1.45% Class B (d)     $  99.71
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (d)      $  93.59
         Highest contract charge 1.45% Class B (d)     $  90.93
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (d)      $  89.59
         Highest contract charge 1.45% Class B (d)     $  87.89
         All contract charges                                --



                             Years Ended December 31,
         -----------------------------------------------------------------
                 Units          Net Assets     Investment        Total
          Outstanding (000's)     (000's)    Income Ratio**    Return***
         --------------------- ------------ ---------------- -------------
AXA Premier VIP Large Cap Value
---------------------------------------------------------------------------
  2005              --                 --            --            6.56%
                    --                 --            --            5.55%
                   371           $ 45,368          5.48%             --
  2004              --                 --            --           13.85%
                    --                 --            --           12.77%
                   295           $ 34,179          6.91%             --
  2003              --                 --            --           30.43%
                    --                 --            --           29.18%
                   235           $ 24,068          2.33%             --
  2002              --                 --            --          (18.88)%
                    --                 --            --          (19.62)%
                   182           $ 14,348          0.70%             --
AXA Premier VIP Mid Cap Growth
---------------------------------------------------------------------------
  2005              --                 --            --            7.85%
                    --                 --            --            6.81%
                   768           $ 78,075         13.21%             --
  2004              --                 --            --           11.17%
                    --                 --            --           10.11%
                   753           $ 71,596          1.78%             --
  2003              --                 --            --           39.52%
                    --                 --            --           38.20%
                   592           $ 50,875          1.85%             --
  2002              --                 --            --          (36.57)%
                    --                 --            --          (37.15)%
                   300           $ 18,611            --              --
AXA Premier VIP Mid Cap Value
---------------------------------------------------------------------------
  2005              --                 --            --            6.81%
                    --                 --            --            5.79%
                   544           $ 67,218         21.63%             --
  2004              --                 --            --           14.61%
                    --                 --            --           13.52%
                   588           $ 68,546          5.82%             --
  2003              --                 --            --           39.90%
                    --                 --            --           38.56%
                   456           $ 46,680          0.76%             --
  2002              --                 --            --          (23.60)%
                    --                 --            --          (24.31)%
                   285           $ 21,008            --              --
AXA Premier VIP Technology (n)
---------------------------------------------------------------------------
  2005              --                 --            --           10.71%
                    --                 --            --            9.66%
                 1,135           $113,949            --              --
  2004              --                 --            --            4.46%
                    --                 --            --            3.47%
                 1,266           $115,943          1.03%             --
  2003              --                 --            --           56.84%
                    --                 --            --           55.36%
                   268           $ 23,642          4.48%             --

                                     FSA-63

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
AXA Premier VIP Technology (n) (Continued)
------------------------------------------------------------------
  2002   Lowest contract charge 0.50% Class B (d)     $  57.12
         Highest contract charge 1.45% Class B (d)    $  56.57
         All contract charges                               --
EQ/Alliance Common Stock
------------------------------------------------------------------
         Unit Value 0.70% to 1.49%*
  2005   Lowest contract charge 0.74% Class A         $ 453.40
         Highest contract charge 1.49% Class A        $ 341.80
         All contract charges                               --
  2004   Lowest contract charge 0.74% Class A         $ 435.75
         Highest contract charge 1.49% Class A        $ 331.00
         All contract charges                               --
  2003   Lowest contract charge 0.74% Class A         $ 382.75
         Highest contract charge 1.49% Class A        $ 292.96
         All contract charges                               --
  2002   Lowest contract charge 0.74% Class A         $ 256.52
         Highest contract charge 1.49% Class A        $ 197.84
         All contract charges                               --
  2001   Lowest contract charge 0.74% Class A         $ 385.79
         Highest contract charge 1.49% Class A        $ 299.82
         All contract charges                               --
EQ/Alliance Common Stock
------------------------------------------------------------------
         Unit Value 0.50% to 1.20%*
  2005   Lowest contract charge 0.50% Class B (d)     $  92.69
         Highest contract charge 1.20% Class B        $ 107.24
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $  89.31
         Highest contract charge 1.20% Class B        $ 104.06
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $  78.66
         Highest contract charge 1.20% Class B        $  92.29
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  52.86
         Highest contract charge 1.20% Class B        $  62.46
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $  97.85
         Highest contract charge 1.20% Class B        $  94.83
         All contract charges                               --
EQ/Alliance Growth and Income
------------------------------------------------------------------
         Unit Value 0.70% to 1.45%*
  2005   Lowest contract charge 0.90% Class A (m)     $ 256.76
         Highest contract charge 1.45% Class A        $ 145.58
         All contract charges                               --
  2004   Lowest contract charge 0.90% Class A (m)     $ 244.96
         Highest contract charge 1.45% Class A        $ 139.67
         All contract charges                               --
  2003   Lowest contract charge 0.90% Class A (m)     $ 219.38
         Highest contract charge 1.45% Class A        $ 125.78
         All contract charges                               --
  2002   Lowest contract charge 1.34% Class A         $ 204.07
         Highest contract charge 1.45% Class A        $  97.61
         All contract charges                               --
  2001   Lowest contract charge 1.34% Class A         $ 262.05
         Highest contract charge 1.45% Class A        $ 125.48
         All contract charges                               --



                              Years Ended December 31,
         ------------------------------------------------------------------
                 Units          Net Assets     Investment         Total
          Outstanding (000's)     (000's)    Income Ratio**     Return***
         --------------------- ------------ ---------------- --------------
AXA Premier VIP Technology (n) (Continued)
----------------------------------------------------------------------------
  2002               --                 --           --           (43.99)%
                     --                 --           --           (44.51)%
                     66         $    3,753           --               --
EQ/Alliance Common Stock
----------------------------------------------------------------------------
  2005               --                 --           --             4.05%
                     --                 --           --             3.26%
                 12,984         $4,188,857         1.03%              --
  2004               --                 --           --            12.98%
                     --                 --           --            14.12%
                 14,653         $4,588,775         1.19%              --
  2003               --                 --           --            49.21%
                     --                 --           --            48.08%
                 16,027         $4,423,904         1.77%              --
  2002               --                 --           --           (33.51)%
                     --                 --           --           (34.01)%
                 17,309         $3,226,657         0.05%              --
  2001               --                 --           --           (10.95)%
                     --                 --           --           (11.63)%
                 21,028         $5,921,994         2.35%              --
EQ/Alliance Common Stock
----------------------------------------------------------------------------
  2005               --                 --           --             3.79%
                     --                 --           --             3.05%
                  1,776         $  185,056         1.03%              --
  2004               --                 --           --            13.55%
                     --                 --           --            12.75%
                  1,725         $  174,349         1.19%              --
  2003               --                 --           --            48.80%
                     --                 --           --            47.76%
                  1,502         $  134,406         1.77%              --
  2002               --                 --           --           (31.23)%
                     --                 --           --           (34.13)%
                  1,321         $   79,564         0.05%              --
  2001               --                 --           --           (11.53)%
                     --                 --           --           (11.82)%
                  1,385         $  127,068         2.35%              --
EQ/Alliance Growth and Income
----------------------------------------------------------------------------
  2005               --                 --           --             4.82%
                     --                 --           --             4.24%
                  3,119         $  950,349         4.21%              --
  2004               --                 --           --            11.66%
                     --                 --           --            11.04%
                  3,337         $  974,792         1.66%              --
  2003               --                 --           --            29.57%
                     --                 --           --            28.86%
                  3,487         $  916,213         1.33%              --
  2002               --                 --           --           (22.12)%
                     --                 --           --           (22.21)%
                  3,693         $  752,928         1.32%              --
  2001               --                 --           --           ( 2.62)%
                     --                 --           --           ( 2.73)%
                  4,068         $1,065,247         0.99%              --

                                     FSA-64

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                    Years Ended
                                                    December 31,
                                                    ------------
                                                        Units
                                                     Fair Value
                                                    ------------
EQ/Alliance Growth and Income
-----------------------------------------------------------------
         Unit Value 0.50% to 1.20%*
  2005   Lowest contract charge 0.50% Class B (d)     $ 114.88
         Highest contract charge 1.20% Class B        $ 145.60
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $ 109.44
         Highest contract charge 1.20% Class B        $ 139.68
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $  97.86
         Highest contract charge 1.20% Class B        $ 125.79
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  75.41
         Highest contract charge 1.20% Class B        $  97.62
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $ 128.51
         Highest contract charge 1.20% Class B        $ 125.48
         All contract charges                               --
EQ/Alliance Intermediate Government Securities
-----------------------------------------------------------------
         Unit Value 0.70% to 1.45%*
  2005   Lowest contract charge 0.74% Class A         $  78.01
         Highest contract charge 1.45% Class A        $ 127.51
         All contract charges                               --
  2004   Lowest contract charge 0.74% Class A         $  77.21
         Highest contract charge 1.45% Class A        $ 127.48
         All contract charges                               --
  2003   Lowest contract charge 0.74% Class A         $  75.89
         Highest contract charge 1.45% Class A        $ 126.58
         All contract charges                               --
  2002   Lowest contract charge 0.74% Class A         $  74.44
         Highest contract charge 1.45% Class A        $ 125.44
         All contract charges                               --
  2001   Lowest contract charge 0.74% Class A         $  68.67
         Highest contract charge 1.45% Class A        $ 116.92
         All contract charges                               --
EQ/Alliance Intermediate Government Securities
-----------------------------------------------------------------
         Unit Value 0.50% to 1.20%*
  2005   Lowest contract charge 0.50% Class B (d)     $ 124.85
         Highest contract charge 1.20% Class B        $ 127.54
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $ 123.94
         Highest contract charge 1.20% Class B        $ 127.50
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $ 122.19
         Highest contract charge 1.20% Class B        $ 126.60
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $ 120.24
         Highest contract charge 1.20% Class B        $ 125.45
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $ 118.06
         Highest contract charge 1.20% Class B        $ 116.93
         All contract charges                               --



                             Years Ended December 31,
         -----------------------------------------------------------------
                 Units          Net Assets     Investment        Total
          Outstanding (000's)     (000's)    Income Ratio**    Return***
         --------------------- ------------ ---------------- -------------
EQ/Alliance Growth and Income
---------------------------------------------------------------------------
  2005              --                 --            --            4.97%
                    --                 --            --            4.24%
                 1,039           $146,056          4.21%             --
  2004              --                 --            --           11.83%
                    --                 --            --           11.04%
                 1,051           $141,085          1.66%             --
  2003              --                 --            --           29.77%
                    --                 --            --           28.86%
                   964           $116,498          1.33%             --
  2002              --                 --            --          (20.14)%
                    --                 --            --          (22.21)%
                   923           $ 86,144          1.32%             --
  2001              --                 --            --          ( 2.43)%
                    --                 --            --          ( 2.74)%
                   831           $ 99,357          0.99%             --
EQ/Alliance Intermediate Government Securities
---------------------------------------------------------------------------
  2005              --                 --            --            1.04%
                    --                 --            --            0.02%
                   670           $102,507          3.48%             --
  2004              --                 --            --            1.74%
                    --                 --            --            0.71%
                   768           $117,435          3.05%             --
  2003              --                 --            --            1.95%
                    --                 --            --            0.91%
                   892           $135,637          3.69%             --
  2002              --                 --            --            8.41%
                    --                 --            --            7.28%
                 1,033           $155,586          5.39%             --
  2001              --                 --            --            7.73%
                    --                 --            --            6.58%
                   680           $ 94,476          4.91%             --
EQ/Alliance Intermediate Government Securities
---------------------------------------------------------------------------
  2005              --                 --            --            0.74%
                    --                 --            --            0.03%
                   276           $ 35,253          3.48%             --
  2004              --                 --            --            1.43%
                    --                 --            --            0.72%
                   293           $ 37,422          3.05%             --
  2003              --                 --            --            1.63%
                    --                 --            --            0.91%
                   331           $ 41,782          3.69%             --
  2002              --                 --            --            7.02%
                    --                 --            --            7.29%
                   339           $ 42,385          5.39%             --
  2001              --                 --            --            6.91%
                    --                 --            --            6.58%
                   180           $ 20,964          4.91%             --

                                     FSA-65

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                    Years Ended
                                                    December 31,
                                                    ------------
                                                        Units
                                                     Fair Value
                                                    ------------
EQ/Alliance International (k)(i)
-----------------------------------------------------------------
         Unit Value 0.70% to 1.45%*
  2005   Lowest contract charge 0.90% Class A (m)     $ 147.18
         Highest contract charge 1.45% Class A        $ 114.75
         All contract charges                               --
  2004   Lowest contract charge 0.90% Class A (m)     $ 128.49
         Highest contract charge 1.45% Class A        $ 100.74
         All contract charges                               --
  2003   Lowest contract charge 0.90% Class A (m)     $ 109.44
         Highest contract charge 1.45% Class A        $  86.29
         All contract charges                               --
  2002   Lowest contract charge 1.34% Class A         $  82.20
         Highest contract charge 1.45% Class A        $  64.65
         All contract charges                               --
  2001   Lowest contract charge 1.34% Class A         $  92.98
         Highest contract charge 1.45% Class A        $  72.82
         All contract charges                               --
EQ/Alliance International (k)(i)
-----------------------------------------------------------------
         Unit Value 0.50% to 1.20%*
  2005   Lowest contract charge 0.50% Class B (d)     $ 114.22
         Highest contract charge 1.20% Class B        $ 114.63
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $  99.56
         Highest contract charge 1.20% Class B        $ 100.63
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $  84.67
         Highest contract charge 1.20% Class B        $  86.19
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  62.95
         Highest contract charge 1.20% Class B        $  64.53
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $  76.02
         Highest contract charge 1.20% Class B        $  72.66
         All contract charges                               --
EQ/Alliance Large Cap Growth
-----------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $  66.85
         Highest contract charge 1.45% Class B        $  69.86
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $  58.46
         Highest contract charge 1.45% Class B        $  61.67
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $  54.21
         Highest contract charge 1.45% Class B        $  57.74
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  44.22
         Highest contract charge 1.45% Class B        $  47.56
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $  71.03
         Highest contract charge 1.45% Class B        $  70.10
         All contract charges                               --



                             Years Ended December 31,
         -----------------------------------------------------------------
                 Units          Net Assets     Investment        Total
          Outstanding (000's)     (000's)    Income Ratio**    Return***
         --------------------- ------------ ---------------- -------------
EQ/Alliance International (k)(i)
---------------------------------------------------------------------------
  2005              --                 --            --           14.55%
                    --                 --            --           13.91%
                 4,512           $660,373          1.71%             --
  2004              --                 --            --           17.40%
                    --                 --            --           16.75%
                 4,746           $609,069          2.09%             --
  2003              --                 --            --           34.22%
                    --                 --            --           33.47%
                 5,029           $552,311          1.99%             --
  2002              --                 --            --          (11.11)%
                    --                 --            --          (11.21)%
                 5,501           $452,054            --              --
  2001              --                 --            --          (23.91)%
                    --                 --            --          (24.00)%
                 1,045           $ 96,619          1.61%             --
EQ/Alliance International (k)(i)
---------------------------------------------------------------------------
  2005              --                 --            --           14.72%
                    --                 --            --           13.91%
                   651           $ 75,257          1.71%             --
  2004              --                 --            --           17.58%
                    --                 --            --           16.76%
                   565           $ 57,320          2.09%             --
  2003              --                 --            --           34.51%
                    --                 --            --           33.56%
                   523           $ 45,436          1.99%             --
  2002              --                 --            --          ( 9.35)%
                    --                 --            --          (11.19)%
                   469           $ 30,424            --              --
  2001              --                 --            --          (24.00)%
                    --                 --            --          (24.23)%
                    94           $  6,863          1.61%             --
EQ/Alliance Large Cap Growth
---------------------------------------------------------------------------
  2005              --                 --            --           14.35%
                    --                 --            --           13.27%
                 2,304           $162,638            --              --
  2004              --                 --            --            7.84%
                    --                 --            --            6.81%
                 2,548           $158,455            --              --
  2003              --                 --            --           22.58%
                    --                 --            --           21.41%
                 2,878           $167,285            --              --
  2002              --                 --            --          (29.15)%
                    --                 --            --          (32.15)%
                 3,095           $148,022            --              --
  2001              --                 --            --          (24.65)%
                    --                 --            --          (25.07)%
                 3,603           $253,526          0.01%             --

                                     FSA-66

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                    Years Ended
                                                    December 31,
                                                    ------------
                                                        Units
                                                     Fair Value
                                                    ------------
EQ/Alliance Quality Bond
-----------------------------------------------------------------
         Unit Value 0.70% to 1.45%*
  2005   Lowest contract charge 0.90% Class A (m)     $ 164.70
         Highest contract charge 1.45% Class A        $ 131.90
         All contract charges                               --
  2004   Lowest contract charge 0.90% Class A (m)     $ 162.53
         Highest contract charge 1.45% Class A        $ 130.89
         All contract charges                               --
  2003   Lowest contract charge 0.90% Class A (m)     $ 157.69
         Highest contract charge 1.45% Class A        $ 127.69
         All contract charges                               --
  2002   Lowest contract charge 1.34% Class A         $ 157.39
         Highest contract charge 1.45% Class A        $ 124.83
         All contract charges                               --
  2001   Lowest contract charge 1.34% Class A         $ 147.79
         Highest contract charge 1.45% Class A        $ 117.34
         All contract charges                               --
EQ/Alliance Quality Bond
-----------------------------------------------------------------
         Unit Value 0.50% to 1.20%*
  2005   Lowest contract charge 0.50% Class B (d)     $ 129.96
         Highest contract charge 1.20% Class B        $ 131.99
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $ 128.05
         Highest contract charge 1.20% Class B        $ 130.97
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $ 124.04
         Highest contract charge 1.20% Class B        $ 127.77
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $ 120.40
         Highest contract charge 1.20% Class B        $ 124.90
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $ 118.44
         Highest contract charge 1.20% Class B        $ 117.42
         All contract charges                               --
EQ/Alliance Small Cap Growth (f)
-----------------------------------------------------------------
         Unit Value 0.70% to 1.45%*
  2005   Lowest contract charge 0.90% Class A (m)     $ 179.44
         Highest contract charge 1.45% Class A        $ 125.60
         All contract charges                               --
  2004   Lowest contract charge 0.90% Class A (m)     $ 161.98
         Highest contract charge 1.45% Class A        $ 114.00
         All contract charges                               --
  2003   Lowest contract charge 0.90% Class A (m)     $ 143.04
         Highest contract charge 1.45% Class A        $ 101.24
         All contract charges                               --
  2002   Lowest contract charge 1.34% Class A         $  99.61
         Highest contract charge 1.45% Class A        $  72.71
         All contract charges                               --
  2001   Lowest contract charge 1.34% Class A         $ 144.40
         Highest contract charge 1.45% Class A        $ 105.52
         All contract charges                               --



                             Years Ended December 31,
         -----------------------------------------------------------------
                 Units          Net Assets     Investment        Total
          Outstanding (000's)     (000's)    Income Ratio**    Return***
         --------------------- ------------ ---------------- -------------
EQ/Alliance Quality Bond
---------------------------------------------------------------------------
  2005              --                 --            --            1.34%
                    --                 --            --            0.78%
                   753           $125,885          3.89%             --
  2004              --                 --            --            3.07%
                    --                 --            --            2.50%
                   795           $131,674          4.12%             --
  2003              --                 --            --            2.87%
                    --                 --            --            2.29%
                   889           $143,533          2.80%             --
  2002              --                 --            --            6.49%
                    --                 --            --            6.38%
                 1,015           $160,021          4.01%             --
  2001              --                 --            --            6.83%
                    --                 --            --            6.72%
                   960           $142,202          6.63%             --
EQ/Alliance Quality Bond
---------------------------------------------------------------------------
  2005              --                 --            --            1.49%
                    --                 --            --            0.78%
                   256           $ 33,894          3.89%             --
  2004              --                 --            --            3.23%
                    --                 --            --            2.50%
                   261           $ 34,083          4.12%             --
  2003              --                 --            --            3.02%
                    --                 --            --            2.30%
                   274           $ 34,954          2.80%             --
  2002              --                 --            --            5.93%
                    --                 --            --            6.37%
                   292           $ 36,469          4.01%             --
  2001              --                 --            --            7.04%
                    --                 --            --            6.72%
                   226           $ 26,498          6.63%             --
EQ/Alliance Small Cap Growth (f)
---------------------------------------------------------------------------
  2005              --                 --            --           10.78%
                    --                 --            --           10.17%
                 1,836           $316,938            --              --
  2004              --                 --            --           13.24%
                    --                 --            --           12.61%
                 1,990           $311,435            --              --
  2003              --                 --            --           40.02%
                    --                 --            --           39.23%
                 2,070           $287,364            --              --
  2002              --                 --            --          (31.02)%
                    --                 --            --          (31.09)%
                 2,062           $205,395            --              --
  2001              --                 --            --          (14.20)%
                    --                 --            --          (14.29)%
                 2,094           $302,370          1.04%             --

                                     FSA-67

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
EQ/Alliance Small Cap Growth (f)
------------------------------------------------------------------
         Unit Value 0.50% to 1.20%*
  2005   Lowest contract charge 0.50% Class B (d)     $  92.73
         Highest contract charge 1.20% Class B        $ 125.63
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $  83.58
         Highest contract charge 1.20% Class B        $ 114.03
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $  73.69
         Highest contract charge 1.20% Class B        $ 101.26
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  52.55
         Highest contract charge 1.20% Class B        $  72.72
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $ 106.88
         Highest contract charge 1.20% Class B        $ 105.51
         All contract charges                               --
EQ/Ariel Appreciation II
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%
  2005   Lowest contract charge 0.50% Class B (q)     $ 103.83
         Highest contract charge 1.45% Class B (q)    $ 103.60
         All contract charges                               --
EQ/Bear Stearns Small Company Growth
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (o)     $ 122.78
         Highest contract charge 1.45% Class B (o)    $ 121.35
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (o)     $ 114.80
         Highest contract charge 1.45% Class B (o)    $ 114.56
         All contract charges                               --
EQ/Bernstein Diversified Value (c)
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $ 135.28
         Highest contract charge 1.45% Class B        $ 126.32
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $ 128.95
         Highest contract charge 1.45% Class B        $ 121.57
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $ 114.24
         Highest contract charge 1.45% Class B        $ 108.74
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  89.18
         Highest contract charge 1.45% Class B        $  85.70
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $  95.39
         Highest contract charge 1.45% Class B        $ 100.70
         All contract charges                               --
EQ/Boston Advisors Equity Income
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (o)     $ 113.20
         Highest contract charge 1.45% Class B (o)    $ 111.88
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (o)     $ 107.17
         Highest contract charge 1.45% Class B (o)    $ 106.95
         All contract charges                               --



                             Years Ended December 31,
         -----------------------------------------------------------------
                 Units          Net Assets     Investment        Total
          Outstanding (000's)     (000's)    Income Ratio**    Return***
         --------------------- ------------ ---------------- -------------
EQ/Alliance Small Cap Growth (f)
---------------------------------------------------------------------------
  2005              --                 --            --           10.94%
                    --                 --            --           10.17%
                   411           $ 55,659            --              --
  2004              --                 --            --           13.42%
                    --                 --            --           12.61%
                   408           $ 50,408            --              --
  2003              --                 --            --           40.24%
                    --                 --            --           39.24%
                   398           $ 43,568            --              --
  2002              --                 --            --          (29.03)%
                    --                 --            --          (31.08)%
                   358           $ 28,243            --              --
  2001              --                 --            --          (14.02)%
                    --                 --            --          (14.29)%
                   297           $ 34,050          1.04%             --
EQ/Ariel Appreciation II
---------------------------------------------------------------------------
  2005              --                 --            --            3.83%
                    --                 --            --            3.60%
                     6           $    589          0.65%             --
EQ/Bear Stearns Small Company Growth
---------------------------------------------------------------------------
  2005              --                 --            --            6.95%
                    --                 --            --            5.93%
                   121           $ 14,674          3.15%             --
  2004              --                 --            --           14.09%
                    --                 --            --           13.88%
                     4           $    471            --              --
EQ/Bernstein Diversified Value (c)
---------------------------------------------------------------------------
  2005              --                 --            --            4.91%
                    --                 --            --            3.91%
                 3,103           $371,731          3.32%             --
  2004              --                 --            --           13.44%
                    --                 --            --           11.80%
                 2,885           $331,846          2.14%             --
  2003              --                 --            --           28.10%
                    --                 --            --           26.88%
                 2,551           $261,872          1.40%             --
  2002              --                 --            --          (13.16)%
                    --                 --            --          (14.89)%
                 2,309           $186,392          1.38%             --
  2001              --                 --            --          ( 2.09)%
                    --                 --            --          ( 2.43)%
                 1,681           $158,997          1.37%             --
EQ/Boston Advisors Equity Income
---------------------------------------------------------------------------
  2005              --                 --            --            5.63%
                    --                 --            --            4.62%
                   307           $ 34,416          2.12%             --
  2004              --                 --            --            9.05%
                    --                 --            --            8.85%
                    41           $  4,334          4.19%             --

                                     FSA-68

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
EQ/Calvert Socially Responsible
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $  81.24
         Highest contract charge 1.45% Class B (d)    $ 112.09
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $  75.08
         Highest contract charge 1.45% Class B (d)    $ 104.60
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $  72.85
         Highest contract charge 1.45% Class B (d)    $ 102.46
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  57.22
         Highest contract charge 1.45% Class B (d)    $  81.26
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $  87.65
         Highest contract charge 1.35% Class B        $  86.71
         All contract charges                               --
EQ/Capital Guardian Growth
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $  64.85
         Highest contract charge 1.45% Class B (d)    $  94.93
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $  62.01
         Highest contract charge 1.45% Class B (d)    $  91.64
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $  59.05
         Highest contract charge 1.45% Class B (d)    $  88.12
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  47.88
         Highest contract charge 1.45% Class B (d)    $  72.13
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $  74.89
         Highest contract charge 1.35% Class B        $  74.09
         All contract charges                               --
EQ/Capital Guardian International
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $ 107.18
         Highest contract charge 1.45% Class B (d)    $ 141.49
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $  91.97
         Highest contract charge 1.45% Class B (d)    $ 122.57
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $  81.36
         Highest contract charge 1.45% Class B (d)    $ 109.47
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  61.65
         Highest contract charge 1.45% Class B (d)    $  83.76
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $  81.56
         Highest contract charge 1.35% Class B        $  80.69
         All contract charges                               --



                             Years Ended December 31,
         -----------------------------------------------------------------
                 Units          Net Assets     Investment        Total
          Outstanding (000's)     (000's)    Income Ratio**    Return***
         --------------------- ------------ ---------------- -------------
EQ/Calvert Socially Responsible
---------------------------------------------------------------------------
  2005             --                  --            --            8.20%
                   --                  --            --            7.17%
                  156             $13,658          3.79%             --
  2004             --                  --            --            3.07%
                   --                  --            --            2.09%
                  128             $10,635            --              --
  2003             --                  --            --           27.31%
                   --                  --            --           26.09%
                   96             $ 7,714            --              --
  2002             --                  --            --          (27.00)%
                   --                  --            --          (27.52)%
                   61             $ 3,909            --              --
  2001             --                  --            --          (15.47)%
                   --                  --            --          (15.85)%
                   33             $ 2,862          2.86%             --
EQ/Capital Guardian Growth
---------------------------------------------------------------------------
  2005             --                  --            --            4.58%
                   --                  --            --            3.59%
                   97             $ 6,904          0.21%             --
  2004             --                  --            --            5.01%
                   --                  --            --            4.00%
                   69             $ 4,814          0.57%             --
  2003             --                  --            --           23.33%
                   --                  --            --           22.16%
                   62             $ 4,010          0.16%             --
  2002             --                  --            --          (25.82)%
                   --                  --            --          (27.41)%
                   32             $ 1,722          0.22%             --
  2001             --                  --            --          (25.14)%
                   --                  --            --          (25.49)%
                    5             $   370            --              --
EQ/Capital Guardian International
---------------------------------------------------------------------------
  2005             --                  --            --           16.54%
                   --                  --            --           15.43%
                  588             $69,010          1.75%             --
  2004             --                  --            --           13.04%
                   --                  --            --           11.97%
                  436             $44,312          1.74%             --
  2003             --                  --            --           31.97%
                   --                  --            --           30.70%
                  230             $20,780          1.64%             --
  2002             --                  --            --          (14.59)%
                   --                  --            --          (16.28)%
                   82             $ 5,617          2.20%             --
  2001             --                  --            --          (21.63)%
                   --                  --            --          (21.96)%
                    2             $   162          1.93%             --

                                     FSA-69

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
EQ/Capital Guardian Research (h)
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)      $ 112.49
         Highest contract charge 1.45% Class B         $ 118.23
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (d)      $ 106.60
         Highest contract charge 1.45% Class B         $ 113.12
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (d)      $  96.60
         Highest contract charge 1.45% Class B         $ 103.50
         All contract charges                                --
  2002   Lowest contract charge 0.50% Class B (d)      $  73.83
         Highest contract charge 1.45% Class B         $  79.87
         All contract charges                                --
  2001   Lowest contract charge 0.90% Class B          $ 109.00
         Highest contract charge 1.45% Class B         $ 107.58
         All contract charges                                --
EQ/Capital Guardian U.S. Equity (e)
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)      $ 115.93
         Highest contract charge 1.45% Class B         $ 113.95
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (d)      $ 109.96
         Highest contract charge 1.45% Class B         $ 109.11
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (d)      $ 101.08
         Highest contract charge 1.45% Class B         $ 101.27
         All contract charges                                --
  2002   Lowest contract charge 0.50% Class B (d)      $  74.48
         Highest contract charge 1.45% Class B         $  75.34
         All contract charges                                --
  2001   Lowest contract charge 0.90% Class B          $ 101.25
         Highest contract charge 1.45% Class B         $ 100.16
EQ/Caywood-Scholl High Yield Bond
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (p)      $ 104.56
         Highest contract charge 1.45% Class B (p)     $ 103.90
         All contract charges                                --
EQ/Equity 500 Index
------------------------------------------------------------------
         Unit Value 0.70% to 1.45%*
  2005   Lowest contract charge 0.90% Class A (m)      $ 197.59
         Highest contract charge 1.45% Class A         $ 103.47
         All contract charges                                --
  2004   Lowest contract charge 0.90% Class A (m)      $ 190.50
         Highest contract charge 1.45% Class A         $ 100.31
         All contract charges                                --
  2003   Lowest contract charge 0.90% Class A (m)      $ 173.95
         Highest contract charge 1.45% Class A         $  92.10
         All contract charges                                --
  2002   Lowest contract charge 1.34% Class A          $ 191.65
         Highest contract charge 1.45% Class A         $  72.93
         All contract charges                                --
  2001   Lowest contract charge 1.34% Class A          $ 249.66
         Highest contract charge 1.45% Class A         $  95.12
         All contract charges                                --



                             Years Ended December 31,
         -----------------------------------------------------------------
                 Units          Net Assets     Investment        Total
          Outstanding (000's)     (000's)    Income Ratio**    Return***
         --------------------- ------------ ---------------- -------------
EQ/Capital Guardian Research (h)
---------------------------------------------------------------------------
  2005              --                  --           --            5.52%
                    --                  --           --            4.52%
                 1,259          $  150,283         0.54%             --
  2004              --                  --           --           10.35%
                    --                  --           --            9.30%
                 1,374          $  156,747         0.62%             --
  2003              --                  --           --           30.84%
                    --                  --           --           29.58%
                 1,433          $  149,248         0.43%             --
  2002              --                  --           --          (22.82)%
                    --                  --           --          (25.76)%
                 1,445          $  115,919         0.50%             --
  2001              --                  --           --          ( 2.90)%
                    --                  --           --          ( 3.45)%
                   137          $   14,798         0.27%             --
EQ/Capital Guardian U.S. Equity (e)
---------------------------------------------------------------------------
  2005              --                  --           --            5.43%
                    --                  --           --            4.43%
                 1,003          $  115,650         5.79%             --
  2004              --                  --           --            8.78%
                    --                  --           --            7.74%
                   937          $  103,281         0.51%             --
  2003              --                  --           --           35.72%
                    --                  --           --           34.42%
                   761          $   77,522         0.35%             --
  2002              --                  --           --          (22.46)%
                    --                  --           --          (24.78)%
                   473          $   35,863         0.59%             --
  2001              --                  --           --          ( 3.12)%
                    --                  --           --          ( 3.43)%
EQ/Caywood-Scholl High Yield Bond
---------------------------------------------------------------------------
  2005              --                  --           --            4.56%
                    --                  --           --            3.90%
                    51          $    5,355        16.21%             --
EQ/Equity 500 Index
---------------------------------------------------------------------------
  2005              --                  --           --            3.72%
                    --                  --           --            3.15%
                 3,339          $  909,007         3.30%             --
  2004              --                  --           --            9.51%
                    --                  --           --            8.91%
                 3,638          $  957,647         1.66%             --
  2003              --                  --           --           26.99%
                    --                  --           --           26.29%
                 3,812          $  921,012         1.53%             --
  2002              --                  --           --          (23.23)%
                    --                  --           --          (23.32)%
                 3,939          $  753,523         1.07%             --
  2001              --                  --           --          (13.13)%
                    --                  --           --          (13.23)%
                 4,448          $1,108,749         1.00%             --

                                     FSA-70

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
EQ/Equity 500 Index
------------------------------------------------------------------
         Unit Value 0.50% to 1.20%*
  2005   Lowest contract charge 0.50% Class B (d)     $  90.23
         Highest contract charge 1.20% Class B        $ 103.49
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $  86.86
         Highest contract charge 1.20% Class B        $ 100.33
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $  79.19
         Highest contract charge 1.20% Class B        $  92.12
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  62.27
         Highest contract charge 1.20% Class B        $  72.94
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $  97.75
         Highest contract charge 1.20% Class B        $  95.13
         All contract charges                               --
EQ/Evergreen International Bond
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%
  2005   Lowest contract charge 0.50% Class B (q)     $  97.69
         Highest contract charge 1.45% Class B (q)    $  97.47
         All contract charges                               --
EQ/Evergreen Omega
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $  85.83
         Highest contract charge 1.45% Class B        $  83.56
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $  82.98
         Highest contract charge 1.45% Class B        $  81.56
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $  77.91
         Highest contract charge 1.45% Class B        $  77.31
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  56.66
         Highest contract charge 1.45% Class B        $  56.76
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $  76.82
         Highest contract charge 1.45% Class B        $  75.81
         All contract charges                               --
EQ/FI Mid Cap
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $ 125.23
         Highest contract charge 1.45% Class B        $ 116.25
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $ 118.33
         Highest contract charge 1.45% Class B        $ 110.90
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $ 102.49
         Highest contract charge 1.45% Class B        $  96.98
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  71.73
         Highest contract charge 1.45% Class B        $  68.53
         All contract charges                               --



                             Years Ended December 31,
         -----------------------------------------------------------------
                 Units          Net Assets     Investment        Total
          Outstanding (000's)     (000's)    Income Ratio**    Return***
         --------------------- ------------ ---------------- -------------
EQ/Equity 500 Index
---------------------------------------------------------------------------
  2005              --                 --            --            3.88%
                    --                 --            --            3.15%
                   907           $ 91,189          3.30%             --
  2004              --                 --            --            9.68%
                    --                 --            --            8.91%
                   860           $ 83,780          1.66%             --
  2003              --                 --            --           27.18%
                    --                 --            --           26.30%
                   740           $ 66,130          1.53%             --
  2002              --                 --            --          (22.13)%
                    --                 --            --          (23.32)%
                   641           $ 45,105          1.07%             --
  2001              --                 --            --          (12.96)%
                    --                 --            --          (13.23)%
                   513           $ 47,067          1.00%             --
EQ/Evergreen International Bond
---------------------------------------------------------------------------
  2005              --                 --            --          ( 2.31)%
                    --                 --            --          ( 2.53)%
                     5           $    503            --              --
EQ/Evergreen Omega
---------------------------------------------------------------------------
  2005              --                 --            --            3.44%
                    --                 --            --            2.46%
                   288           $ 24,388          3.05%             --
  2004              --                 --            --            6.51%
                    --                 --            --            5.49%
                   298           $ 24,676          0.35%             --
  2003              --                 --            --           37.51%
                    --                 --            --           36.21%
                   168           $ 12,964            --              --
  2002              --                 --            --          (22.68)%
                    --                 --            --          (25.12)%
                    79           $  4,434            --              --
  2001              --                 --            --          (17.75)%
                    --                 --            --          (18.77)%
                    47           $  3,577          0.01%             --
EQ/FI Mid Cap
---------------------------------------------------------------------------
  2005              --                 --            --            5.83%
                    --                 --            --            4.83%
                 2,266           $265,901         14.15%             --
  2004              --                 --            --           15.45%
                    --                 --            --           14.35%
                 1,999           $223,196          6.85%             --
  2003              --                 --            --           42.89%
                    --                 --            --           41.52%
                 1,577           $153,931            --              --
  2002              --                 --            --          (15.36)%
                    --                 --            --          (19.65)%
                 1,061           $ 73,034          0.02%             --

                                     FSA-71

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
EQ/FI Mid Cap (Continued)
------------------------------------------------------------------
  2001   Lowest contract charge 0.90% Class B         $  85.92
         Highest contract charge 1.45% Class B        $  85.28
         All contract charges                               --
EQ/FI Mid Cap Value
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $ 164.04
         Highest contract charge 1.45% Class B        $ 124.06
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $ 148.09
         Highest contract charge 1.45% Class B        $ 113.08
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $ 126.30
         Highest contract charge 1.45% Class B        $  97.37
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  95.25
         Highest contract charge 1.45% Class B        $  74.14
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $ 111.62
         Highest contract charge 1.45% Class B        $  88.20
         All contract charges                               --
EQ/GAMCO Mergers and Acquisitions
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B         $ 105.64
         Highest contract charge 1.45% Class B        $ 104.97
         All contract charges                               --
EQ/GAMCO Small Company Value
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (o)     $ 117.75
         Highest contract charge 1.45% Class B (o)    $ 116.38
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (o)     $ 113.44
         Highest contract charge 1.45% Class B (o)    $ 113.20
         All contract charges                               --
EQ/International Growth
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (p)     $ 115.64
         Highest contract charge 1.45% Class B (p)    $ 114.91
         All contract charges                               --
EQ/Janus Large Cap Growth
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $  71.12
         Highest contract charge 1.45% Class B        $  63.41
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $  66.62
         Highest contract charge 1.45% Class B        $  59.97
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $  59.71
         Highest contract charge 1.45% Class B        $  54.27
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  47.68
         Highest contract charge 1.45% Class B        $  43.75
         All contract charges                               --



                              Years Ended December 31,
         ------------------------------------------------------------------
                 Units          Net Assets     Investment         Total
          Outstanding (000's)     (000's)    Income Ratio**     Return***
         --------------------- ------------ ---------------- --------------
EQ/FI Mid Cap (Continued)
----------------------------------------------------------------------------
  2001              --                 --            --           (14.19)%
                    --                 --            --           (14.68)%
                   619           $ 52,918          0.23%              --
EQ/FI Mid Cap Value
----------------------------------------------------------------------------
  2005              --                 --            --            10.77%
                    --                 --            --             9.71%
                 2,900           $446,196         11.30%              --
  2004              --                 --            --            17.26%
                    --                 --            --            16.14%
                 2,707           $379,449          9.31%              --
  2003              --                 --            --            32.60%
                    --                 --            --            31.33%
                 2,510           $303,154          0.40%              --
  2002              --                 --            --           (13.55)%
                    --                 --            --           (15.94)%
                 2,329           $214,099          0.57%              --
  2001              --                 --            --             3.06%
                    --                 --            --             2.49%
                 1,511           $166,025          0.75%              --
EQ/GAMCO Mergers and Acquisitions
----------------------------------------------------------------------------
  2005              --                 --            --             5.64%
                    --                 --            --             4.97%
                    23           $  2,512          5.56%              --
EQ/GAMCO Small Company Value
----------------------------------------------------------------------------
  2005              --                 --            --             3.80%
                    --                 --            --             2.81%
                   341           $ 39,738         10.59%              --
  2004              --                 --            --            13.51%
                    --                 --            --            13.31%
                    47           $  5,219          9.02%              --
EQ/International Growth
----------------------------------------------------------------------------
  2005              --                 --            --            15.64%
                    --                 --            --            14.91%
                    19           $  2,170          1.92%              --
EQ/Janus Large Cap Growth
----------------------------------------------------------------------------
  2005              --                 --            --             6.76%
                    --                 --            --             5.74%
                 1,144           $ 73,252            --               --
  2004              --                 --            --            11.59%
                    --                 --            --            10.52%
                 1,078           $ 65,101          0.26%              --
  2003              --                 --            --            25.22%
                    --                 --            --            24.03%
                 1,000           $ 54,626            --               --
  2002              --                 --            --           (30.06)%
                    --                 --            --           (31.32)%
                   864           $ 37,973            --               --

                                     FSA-72

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
EQ/Janus Large Cap Growth (Continued)
------------------------------------------------------------------
  2001   Lowest contract charge 0.90% Class B         $  64.18
         Highest contract charge 1.45% Class B        $  63.71
         All contract charges                               --
EQ/JPMorgan Core Bond
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $ 117.03
         Highest contract charge 1.45% Class B (d)    $ 112.55
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $ 115.07
         Highest contract charge 1.45% Class B (d)    $ 111.72
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $ 111.09
         Highest contract charge 1.45% Class B (d)    $ 108.90
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $ 108.01
         Highest contract charge 1.45% Class B (d)    $ 106.90
         All contract charges                               --
EQ/JPMorgan Value Opportunities
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $ 112.39
         Highest contract charge 1.45% Class B        $ 105.33
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $ 108.69
         Highest contract charge 1.45% Class B        $ 102.84
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $  98.51
         Highest contract charge 1.45% Class B        $  94.11
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  78.07
         Highest contract charge 1.45% Class B        $  75.30
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $  96.20
         Highest contract charge 1.45% Class B        $  94.40
         All contract charges                               --
EQ/Lazard Small Cap Value
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $ 180.45
         Highest contract charge 1.45% Class B (d)    $ 141.51
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $ 173.24
         Highest contract charge 1.45% Class B (d)    $ 137.16
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $ 148.68
         Highest contract charge 1.45% Class B (d)    $ 118.84
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $ 108.77
         Highest contract charge 1.45% Class B (d)    $  87.78
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $ 133.62
         Highest contract charge 1.35% Class B        $ 132.19
         All contract charges                               --



                              Years Ended December 31,
         ------------------------------------------------------------------
                 Units          Net Assets     Investment         Total
          Outstanding (000's)     (000's)    Income Ratio**     Return***
         --------------------- ------------ ---------------- --------------
EQ/Janus Large Cap Growth (Continued)
----------------------------------------------------------------------------
  2001             --                  --            --           (23.63)%
                   --                  --            --           (24.08)%
                  670            $ 42,787          0.01%              --
EQ/JPMorgan Core Bond
----------------------------------------------------------------------------
  2005             --                  --            --             1.70%
                   --                  --            --             0.74%
                  891            $101,135          3.93%              --
  2004             --                  --            --             3.58%
                   --                  --            --             2.59%
                  627            $ 70,510          4.85%              --
  2003             --                  --            --             2.85%
                   --                  --            --             1.87%
                  468            $ 51,312          3.72%              --
  2002             --                  --            --             7.52%
                   --                  --            --             6.52%
                  291            $ 31,127         10.10%              --
EQ/JPMorgan Value Opportunities
----------------------------------------------------------------------------
  2005             --                  --            --             3.40%
                   --                  --            --             2.42%
                  466            $ 60,726          1.51%              --
  2004             --                  --            --            10.33%
                   --                  --            --             9.27%
                  497            $ 63,509          1.28%              --
  2003             --                  --            --            26.18%
                   --                  --            --            24.98%
                  530            $ 61,883          1.35%              --
  2002             --                  --            --           (18.47)%
                   --                  --            --           (20.23)%
                  563            $ 52,829          1.30%              --
  2001             --                  --            --           ( 7.65)%
                   --                  --            --           ( 8.17)%
                  602            $ 71,054          0.92%              --
EQ/Lazard Small Cap Value
----------------------------------------------------------------------------
  2005             --                  --            --             4.16%
                   --                  --            --             3.17%
                  973            $173,753          9.52%              --
  2004             --                  --            --            16.52%
                   --                  --            --            15.41%
                  834            $144,080         12.28%              --
  2003             --                  --            --            36.69%
                   --                  --            --            35.39%
                  563            $ 84,203          1.41%              --
  2002             --                  --            --           (13.98)%
                   --                  --            --           (15.10)%
                  304            $ 33,624          0.92%              --
  2001             --                  --            --            16.68%
                   --                  --            --            16.15%
                    6            $    794          6.38%              --

                                     FSA-73

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
EQ/Legg Mason Value Equity
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%
  2005   Lowest contract charge 0.50% Class B (q)      $ 106.62
         Highest contract charge 1.45% Class B (q)     $ 106.38
         All contract charges                                --
EQ/Long Term Bond
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (s)      $ 100.56
         Highest contract charge 1.45% Class B (s)     $  99.92
         All contract charges                                --
EQ/Lord Abbett Growth and Income
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (s)      $ 106.59
         Highest contract charge 1.45% Class B (s)     $ 105.91
         All contract charges                                --
EQ/Lord Abbett Large Cap Core
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (s)      $ 106.21
         Highest contract charge 1.45% Class B (s)     $  91.36
         All contract charges                                --
EQ/Lord Abbett Mid Cap Value
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (s)      $ 112.11
         Highest contract charge 1.45% Class B (s)     $ 111.40
         All contract charges                                --
EQ/Marsico Focus
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)      $ 147.58
         Highest contract charge 1.45% Class B (a)     $ 141.69
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (d)      $ 133.98
         Highest contract charge 1.45% Class B (a)     $ 129.87
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (d)      $ 121.84
         Highest contract charge 1.45% Class B (a)     $ 119.25
         All contract charges                                --
  2002   Lowest contract charge 0.50% Class B (d)      $  93.38
         Highest contract charge 1.45% Class B (a)     $  92.27
         All contract charges                                --
  2001   Lowest contract charge 0.90% Class B (a)      $ 106.02
         Highest contract charge 1.45% Class B (a)     $ 105.87
         All contract charges                                --
EQ/Mercury Basic Value Equity
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)      $ 130.65
         Highest contract charge 1.45% Class B         $ 154.23
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (d)      $ 127.54
         Highest contract charge 1.45% Class B         $ 152.01
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (d)      $ 115.93
         Highest contract charge 1.45% Class B         $ 139.50
         All contract charges                                --



                             Years Ended December 31,
         ----------------------------------------------------------------
                 Units          Net Assets     Investment        Total
          Outstanding (000's)     (000's)    Income Ratio**    Return***
         --------------------- ------------ ---------------- ------------
EQ/Legg Mason Value Equity
--------------------------------------------------------------------------
  2005              --                 --            --           6.62%
                    --                 --            --           6.38%
                    20           $  2,150          0.14%            --
EQ/Long Term Bond
--------------------------------------------------------------------------
  2005              --                 --            --           0.56%
                    --                 --            --         ( 0.08)%
                   105           $ 10,485          6.98%            --
EQ/Lord Abbett Growth and Income
--------------------------------------------------------------------------
  2005              --                 --            --           6.59%
                    --                 --            --           5.91%
                    16           $  1,731          1.68%            --
EQ/Lord Abbett Large Cap Core
--------------------------------------------------------------------------
  2005              --                 --            --           6.21%
                    --                 --            --           8.09%
                    18           $  1,877          0.93%            --
EQ/Lord Abbett Mid Cap Value
--------------------------------------------------------------------------
  2005              --                 --            --          12.11%
                    --                 --            --          11.40%
                    94           $ 10,450          1.72%            --
EQ/Marsico Focus
--------------------------------------------------------------------------
  2005              --                 --            --          10.15%
                    --                 --            --           9.10%
                 1,655           $236,310          2.76%            --
  2004              --                 --            --           9.96%
                    --                 --            --           8.91%
                 1,280           $167,297            --             --
  2003              --                 --            --          30.48%
                    --                 --            --          29.24%
                 1,027           $122,876            --             --
  2002              --                 --            --         (12.03)%
                    --                 --            --         (12.84)%
                   423           $ 39,072          0.05%            --
  2001              --                 --            --           6.02%
                    --                 --            --           5.94%
                    14           $  1,483            --             --
EQ/Mercury Basic Value Equity
--------------------------------------------------------------------------
  2005              --                 --            --           2.44%
                    --                 --            --           1.46%
                 1,826           $344,112          5.55%            --
  2004              --                 --            --          10.02%
                    --                 --            --           8.97%
                 1,866           $346,892          5.19%            --
  2003              --                 --            --          30.53%
                    --                 --            --          29.30%
                 1,731           $297,750          0.55%            --

                                     FSA-74

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
EQ/Mercury Basic Value Equity (Continued)
------------------------------------------------------------------
  2002   Lowest contract charge 0.50% Class B (d)     $  88.81
         Highest contract charge 1.45% Class B        $ 107.89
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $ 131.84
         Highest contract charge 1.45% Class B        $ 131.37
         All contract charges                               --
EQ/Mercury International Value (f)
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $ 106.30
         Highest contract charge 1.45% Class B (d)    $ 136.12
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $  96.39
         Highest contract charge 1.45% Class B (d)    $ 124.61
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $  79.64
         Highest contract charge 1.45% Class B (d)    $ 103.95
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  62.51
         Highest contract charge 1.45% Class B (d)    $  82.38
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $  92.80
         Highest contract charge 1.35% Class B        $  91.80
         All contract charges                               --
EQ/MFS Emerging Growth Companies
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $  56.29
         Highest contract charge 1.45% Class B        $  90.50
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $  51.89
         Highest contract charge 1.45% Class B        $  84.23
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $  46.31
         Highest contract charge 1.45% Class B        $  75.89
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  35.99
         Highest contract charge 1.45% Class B        $  59.55
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $  87.46
         Highest contract charge 1.45% Class B        $  92.01
         All contract charges                               --
EQ/MFS Investors Trust
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)     $  91.93
         Highest contract charge 1.45% Class B        $  91.89
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $  86.19
         Highest contract charge 1.45% Class B        $  86.99
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $  77.76
         Highest contract charge 1.45% Class B        $  79.23
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $  64.03
         Highest contract charge 1.45% Class B        $  65.88
         All contract charges                               --



                              Years Ended December 31,
         ------------------------------------------------------------------
                 Units          Net Assets     Investment         Total
          Outstanding (000's)     (000's)    Income Ratio**     Return***
         --------------------- ------------ ---------------- --------------
EQ/Mercury Basic Value Equity (Continued)
----------------------------------------------------------------------------
  2002              --                 --            --           (15.42)%
                    --                 --            --           (17.87)%
                 1,648           $219,767          1.14%              --
  2001              --                 --            --             4.58%
                    --                 --            --             4.00%
                 1,296           $211,877          3.87%              --
EQ/Mercury International Value (f)
----------------------------------------------------------------------------
  2005              --                 --            --            10.28%
                    --                 --            --             9.23%
                 1,646           $206,833          1.84%              --
  2004              --                 --            --            21.04%
                    --                 --            --            19.88%
                 1,299           $149,224          1.64%              --
  2003              --                 --            --            27.40%
                    --                 --            --            26.18%
                 1,180           $112,754          2.36%              --
  2002              --                 --            --           (15.83)%
                    --                 --            --           (17.85)%
                 1,142           $ 86,429          0.99%              --
  2001              --                 --            --           (22.23)%
                    --                 --            --           (22.59)%
                    12           $  1,101          0.72%              --
EQ/MFS Emerging Growth Companies
----------------------------------------------------------------------------
  2005              --                 --            --             8.48%
                    --                 --            --             7.45%
                 2,567           $342,058            --               --
  2004              --                 --            --            12.06%
                    --                 --            --            10.99%
                 2,943           $364,786            --               --
  2003              --                 --            --            28.66%
                    --                 --            --            27.44%
                 3,251           $364,052            --               --
  2002              --                 --            --           (33.56)%
                    --                 --            --           (35.28)%
                 3,497           $306,986            --               --
  2001              --                 --            --           (34.64)%
                    --                 --            --           (35.01)%
                 4,160           $562,209          0.02%              --
EQ/MFS Investors Trust
----------------------------------------------------------------------------
  2005              --                 --            --             6.65%
                    --                 --            --             5.64%
                   181           $ 16,799          0.49%              --
  2004              --                 --            --            10.84%
                    --                 --            --             9.78%
                   196           $ 17,208          0.55%              --
  2003              --                 --            --            21.44%
                    --                 --            --            20.27%
                   217           $ 17,350          0.70%              --
  2002              --                 --            --           (20.43)%
                    --                 --            --           (22.16)%
                   166           $ 10,978          0.60%              --

                                     FSA-75

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
EQ/MFS Investors Trust (Continued)
------------------------------------------------------------------
  2001   Lowest contract charge 0.90% Class B         $  85.75
         Highest contract charge 1.45% Class B        $  84.63
         All contract charges                               --
EQ/Money Market
------------------------------------------------------------------
         Unit Value 0.70% to 1.49%*
  2005   Lowest contract charge 0.74% Class A         $  43.38
         Highest contract charge 1.49% Class A        $  34.19
         All contract charges                               --
  2004   Lowest contract charge 0.74% Class A         $  42.43
         Highest contract charge 1.49% Class A        $  33.69
         All contract charges                               --
  2003   Lowest contract charge 0.74% Class A         $  42.25
         Highest contract charge 1.49% Class A        $  33.81
         All contract charges                               --
  2002   Lowest contract charge 0.74% Class A         $  42.17
         Highest contract charge 1.49% Class A        $  34.00
         All contract charges                               --
  2001   Lowest contract charge 0.74% Class A         $  41.81
         Highest contract charge 1.49% Class A        $  33.96
         All contract charges                               --
EQ/Money Market
------------------------------------------------------------------
         Unit Value 0.50% to 1.20%*
  2005   Lowest contract charge 0.50% Class B (d)     $ 107.81
         Highest contract charge 1.20% Class B        $ 113.12
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)     $ 105.58
         Highest contract charge 1.20% Class B        $ 111.56
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)     $ 105.29
         Highest contract charge 1.20% Class B        $ 112.05
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)     $ 105.22
         Highest contract charge 1.20% Class B        $ 112.77
         All contract charges                               --
  2001   Lowest contract charge 0.90% Class B         $ 114.06
         Highest contract charge 1.20% Class B        $ 112.74
         All contract charges                               --
EQ/Montag & Caldwell Growth
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (o)     $ 109.97
         Highest contract charge 1.45% Class B (o)    $ 108.69
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (o)     $ 104.85
         Highest contract charge 1.45% Class B (o)    $ 104.63
         All contract charges                               --
EQ/PIMCO Real Return
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (p)     $  99.91
         Highest contract charge 1.45% Class B (p)    $  99.28
         All contract charges                               --



                              Years Ended December 31,
         ------------------------------------------------------------------
                 Units          Net Assets     Investment         Total
          Outstanding (000's)     (000's)    Income Ratio**     Return***
         --------------------- ------------ ---------------- --------------
EQ/MFS Investors Trust (Continued)
----------------------------------------------------------------------------
  2001              --                 --            --           (16.74)%
                    --                 --            --           (17.21)%
                   126           $ 10,711          0.43%              --
EQ/Money Market
----------------------------------------------------------------------------
  2005              --                 --            --             2.25%
                    --                 --            --             1.48%
                 1,710           $ 61,840          2.80%              --
  2004              --                 --            --             0.41%
                    --                 --            --           ( 0.36)%
                 1,808           $ 79,290          0.97%              --
  2003              --                 --            --             0.20%
                    --                 --            --           ( 0.56)%
                 2,080           $105,282          0.71%              --
  2002              --                 --            --             0.87%
                    --                 --            --             0.11%
                 2,943           $151,511          1.34%              --
  2001              --                 --            --             3.23%
                    --                 --            --             2.44%
                 2,954           $162,479          3.78%              --
EQ/Money Market
----------------------------------------------------------------------------
  2005              --                 --            --             2.11%
                    --                 --            --             1.40%
                   229           $ 47,898          2.80%              --
  2004              --                 --            --             0.27%
                    --                 --            --           ( 0.43)%
                   253           $ 36,399          0.97%              --
  2003              --                 --            --             0.07%
                    --                 --            --           ( 0.64)%
                   316           $ 34,814          0.71%              --
  2002              --                 --            --             0.70%
                    --                 --            --             0.02%
                   387           $ 42,749          1.34%              --
  2001              --                 --            --             2.64%
                    --                 --            --             2.31%
                   396           $ 43,718          3.78%              --
EQ/Montag & Caldwell Growth
----------------------------------------------------------------------------
  2005              --                 --            --             4.88%
                    --                 --            --             3.88%
                    26           $  2,846          0.44%              --
  2004              --                 --            --             7.93%
                    --                 --            --             7.74%
                     2           $    224          0.27%              --
EQ/PIMCO Real Return
----------------------------------------------------------------------------
  2005              --                 --            --           ( 0.09)%
                    --                 --            --           ( 0.72)%
                   149           $ 14,808          5.70%              --

                                     FSA-76

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
EQ/Short Duration Bond
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (p)      $ 100.36
         Highest contract charge 1.45% Class B (p)     $  99.72
         All contract charges                                --
EQ/Small Company Index
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (d)      $ 145.04
         Highest contract charge 1.45% Class B (d)     $ 139.49
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (d)      $ 139.82
         Highest contract charge 1.45% Class B (d)     $ 135.75
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (d)      $ 119.41
         Highest contract charge 1.45% Class B (d)     $ 117.06
         All contract charges                                --
  2002   Lowest contract charge 0.50% Class B (d)      $  82.28
         Highest contract charge 1.45% Class B (d)     $  81.43
         All contract charges                                --
EQ/TCW Equity
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (o)      $ 115.29
         Highest contract charge 1.45% Class B (o)     $ 113.95
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (o)      $ 111.43
         Highest contract charge 1.45% Class B (o)     $ 111.19
         All contract charges                                --
EQ/UBS Growth and Income
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (o)      $ 118.70
         Highest contract charge 1.45% Class B (o)     $ 117.32
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (o)      $ 109.44
         Highest contract charge 1.45% Class B (o)     $ 109.21
         All contract charges                                --
EQ/Van Kampen Comstock
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (p)      $ 104.88
         Highest contract charge 1.45% Class B (p)     $ 104.21
         All contract charges                                --
EQ/Van Kampen Emerging Markets Equity
------------------------------------------------------------------
         Unit Value 0.50% to 2.75%*
  2005   Lowest contract charge 0.50% Class B (d)      $ 178.13
         Highest contract charge 2.75% Class B         $ 225.55
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (d)      $ 134.82
         Highest contract charge 2.75% Class B         $ 171.42
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (d)      $ 109.56
         Highest contract charge 1.45% Class B         $ 123.57
         All contract charges                                --
  2002   Lowest contract charge 0.50% Class B (d)      $  70.62
         Highest contract charge 1.45% Class B         $  80.41
         All contract charges                                --



                             Years Ended December 31,
         ----------------------------------------------------------------
                 Units          Net Assets     Investment        Total
          Outstanding (000's)     (000's)    Income Ratio**    Return***
         --------------------- ------------ ---------------- ------------
EQ/Short Duration Bond
--------------------------------------------------------------------------
  2005                                                            0.36%
                                                                ( 0.28)%
                    22           $  2,204          2.87%            --
EQ/Small Company Index
--------------------------------------------------------------------------
  2005              --                 --            --           3.73%
                    --                 --            --           2.75%
                   723           $101,473          6.20%            --
  2004              --                 --            --          17.08%
                    --                 --            --          15.97%
                   597           $ 81,729          4.69%            --
  2003              --                 --            --          45.13%
                    --                 --            --          43.76%
                   344           $ 40,364          0.42%            --
  2002              --                 --            --         (20.43)%
                    --                 --            --         (21.16)%
                    99           $  8,126          1.01%            --
EQ/TCW Equity
--------------------------------------------------------------------------
  2005              --                 --            --           3.47%
                    --                 --            --           2.48%
                    70           $  7,961            --             --
  2004              --                 --            --          12.32%
                    --                 --            --          12.12%
                     9           $    969            --             --
EQ/UBS Growth and Income
--------------------------------------------------------------------------
  2005              --                 --            --           8.46%
                    --                 --            --           7.43%
                    67           $  7,918          1.35%            --
  2004              --                 --            --          11.67%
                    --                 --            --          11.48%
                     1           $    220          2.62%            --
EQ/Van Kampen Comstock
--------------------------------------------------------------------------
  2005              --                 --            --           4.88%
                    --                 --            --           4.21%
                    64           $  6,674          2.03%            --
EQ/Van Kampen Emerging Markets Equity
--------------------------------------------------------------------------
  2005              --                 --            --          32.12%
                    --                 --            --          31.57%
                 1,683           $250,448          4.75%            --
  2004              --                 --            --          23.06%
                    --                 --            --          22.47%
                 1,293           $146,341          0.68%            --
  2003              --                 --            --          55.14%
                    --                 --            --          53.67%
                 1,107           $101,661          0.84%            --
  2002              --                 --            --         ( 8.45)%
                    --                 --            --         ( 7.27)%
                 1,023           $ 60,620            --             --

                                     FSA-77

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                     Years Ended
                                                     December 31,
                                                     ------------
                                                         Units
                                                      Fair Value
                                                     ------------
EQ/Van Kampen Emerging Markets Equity (Continued)
------------------------------------------------------------------
  2001   Lowest contract charge 0.90% Class B          $ 111.05
         Highest contract charge 1.45% Class B         $  86.72
         All contract charges                                --
EQ/Van Kampen Mid Cap Growth
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (p)      $ 124.44
         Highest contract charge 1.45% Class B (p)     $ 123.65
         All contract charges                                --
EQ/Wells Fargo Montgomery Small Cap
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (p)      $ 119.72
         Highest contract charge 1.45% Class B (p)     $ 118.96
         All contract charges                                --
Laudus Rosenberg VIT Value Long/Short Equity
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (p)      $ 109.94
         Highest contract charge 1.45% Class B (p)     $ 107.59
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (l)      $ 102.77
         Highest contract charge 1.45% Class B (l)     $ 101.55
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (l)      $  99.67
         Highest contract charge 1.45% Class B (l)     $  99.43
         All contract charges                                --
U.S. Real Estate -- Class II
------------------------------------------------------------------
         Unit Value 0.50% to 1.45%*
  2005   Lowest contract charge 0.50% Class B (I)      $ 168.35
         Highest contract charge 1.45% Class B (I)     $ 164.77
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (l)      $ 144.56
         Highest contract charge 1.45% Class B (l)     $ 143.20
         All contract charges                                --
  2003   Lowest contract charge 0.50% Class B (l)      $ 107.04
         Highest contract charge 1.45% Class B (l)     $ 106.78
         All contract charges                                --



                             Years Ended December 31,
         -----------------------------------------------------------------
                 Units          Net Assets     Investment        Total
          Outstanding (000's)     (000's)    Income Ratio**    Return***
         --------------------- ------------ ---------------- -------------
EQ/Van Kampen Emerging Markets Equity (Continued)
---------------------------------------------------------------------------
  2001             --                  --            --           (6.01)%
                   --                  --            --           (6.53)%
                  966             $61,468            --              --
EQ/Van Kampen Mid Cap Growth
---------------------------------------------------------------------------
  2005             --                  --            --           24.44%
                   --                  --            --           23.65%
                   39             $ 4,864            --              --
EQ/Wells Fargo Montgomery Small Cap
---------------------------------------------------------------------------
  2005             --                  --            --           19.72%
                   --                  --            --           18.96%
                    5             $   547         11.63%             --
Laudus Rosenberg VIT Value Long/Short Equity
---------------------------------------------------------------------------
  2005             --                  --            --            6.97%
                   --                  --            --            5.95%
                   77             $ 8,297            --              --
  2004             --                  --            --            3.11%
                   --                  --            --            2.13%
                   16             $ 1,704            --              --
  2003             --                  --            --           (0.33)%
                   --                  --            --           (0.57)%
                    4             $   395            --              --
U.S. Real Estate -- Class II
---------------------------------------------------------------------------
  2005             --                  --            --           16.46%
                   --                  --            --           15.06%
                  567             $93,699          3.84%             --
  2004             --                  --            --           35.12%
                   --                  --            --           34.10%
                  356             $51,219          2.49%
  2003             --                  --            --            7.04%
                   --                  --            --            6.78%
                   23             $ 2,405            --              --

----------
(a) Units were made available for sale on October 22, 2001.
(b) A substitution of the EQ/Evergreen Foundation, EQ/Putnam Balanced and Mercury World Strategy Portfolios for AXA Moderate Allocation Portfolio for Alliance Investors occurred on May 18, 2001.
(c) A substitution of the T. Rowe Price Equity Income Portfolio for the EQ/Bernstein Diversified Value Portfolio occurred on May 18, 2001.
(d) Units were made available for sale on January 14, 2002.
(e) A substitution of EQ/AXP New Dimensions Portfolio for EQ/Capital Guardian U.S. Equity occurred on July 12, 2002.
(f) A substitution of EQ/AXP Strategy Aggressive Portfolio for EQ/Alliance Small Cap Growth occurred on July 12, 2002.
(g) A substitution of EQ/T. Rowe Price International Portfolio for EQ/Mercury International Value Portfolio occurred on April 26, 2002.
(h) A substitution of EQ/MFS Research Portfolio for the EQ/Capital Guardian Research Portfolio occurred on November 22, 2002.
(i) A substitution of EQ/Alliance Global Portfolio for the EQ/Alliance International Portfolio occurred on November 22, 2002.
(j) A substitution of EQ/Alliance Growth Investors Portfolio for the AXA Moderate Allocation Portfolio occurred on November 22, 2002.
(k) A substitution of EQ/International Equity Index for EQ/Alliance International occurred on May 2, 2003.
(l) Units were made available on October 20, 2003.
(m) Units were made available on June 20, 2003.

                                     FSA-78

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS (Concluded)

December 31, 2005


7. Accumulation Unit Values (Concluded)


(n) A substitution of EQ/Technology for AXA Premier VIP Technology occurred on May 14, 2004 (See Note 5).
(o) Units were made available for sale on October 25, 2004.
(p) Units were made available on May 9, 2005.
(q) Units were made available on October 17, 2005.

* Expenses as percentage of average net assets (0.50%, 0.70%, 0.74%, 0.90%, 0.95%, 1.20%, 1.34%, 1.35%, 1.40% and 1.45% annualized) consisting primarily of mortality and expense charges, for each period indicated. The ratios included only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner account through the redemption of units and expenses of the underlying fund have been excluded. The summary may not reflect the minimum and maximum contract charges offered by the Company as contractowners may not have selected all available and applicable contract options.

** The Investment Income ratio represents the dividends, excluding distributions of capital gains, received by the Account from the underlying mutual fund, net of trust fees and expenses divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Account is affected by the timing of the declaration of dividends by the underlying fund in which the Account invests.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated from the effective date through the end of the reporting period.

                                     FSA-79

             Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of AXA Equitable Life Insurance Company:

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of AXA Equitable Life Insurance Company and its subsidiaries ("AXA Equitable") at December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the AXA Equitable's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of AllianceBernstein L.P. and AllianceBernstein Holding L.P., subsidiaries of AXA Equitable, as of and for the year ended December 31, 2005, whose statements reflect total assets of seven percent of the related consolidated total as of December 31, 2005 and total revenues of thirty-six percent of the related consolidated total for the year ended December 31, 2005. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for AllianceBernstein L.P. and AllianceBernstein Holding L.P., is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 of the Notes to Consolidated Financial Statements, in 2004, AXA Equitable changed its method of accounting for variable interest entities and certain nontraditional long-duration contracts and for Separate Accounts.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 17, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The General Partner and Unitholders
AllianceBernstein L.P.:

We have audited the accompanying consolidated statements of financial condition of AllianceBernstein L.P. and subsidiaries ("AllianceBernstein"), formerly Alliance Capital Management L.P., as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in partners' capital and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the management of the General Partner. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AllianceBernstein as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AllianceBernstein's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO), and our report dated February 24, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
New York, New York

February 24, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The General Partner and Unitholders
AllianceBernstein Holding L.P.

We have audited the accompanying statements of financial condition of AllianceBernstein Holding L.P. ("AllianceBernstein Holding"), formerly Alliance Capital Management Holding L.P., as of December 31, 2005 and 2004, and the related statements of income, changes in partners' capital and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the management of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AllianceBernstein Holding as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AllianceBernstein Holding's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
New York, New York

February 24, 2006

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2005 AND 2004

                                                                                   2005                 2004
                                                                              -----------------    -----------------
                                                                                         (IN MILLIONS)

ASSETS
Investments:
  Fixed maturities available for sale, at estimated fair value................$    30,034.8        $    30,722.3
  Mortgage loans on real estate...............................................      3,233.9              3,131.9
  Equity real estate, held for the production of income.......................        658.2                643.2
  Policy loans................................................................      3,824.2              3,831.4
  Other equity investments....................................................      1,122.1              1,010.5
  Other invested assets.......................................................      1,290.9              1,053.3
                                                                              -----------------    -----------------
      Total investments.......................................................     40,164.1             40,392.6
Cash and cash equivalents.....................................................      1,112.1              1,739.6
Cash and securities segregated, at estimated fair value.......................      1,720.8              1,489.0
Broker-dealer related receivables.............................................      2,929.1              2,187.7
Deferred policy acquisition costs.............................................      7,557.3              6,813.9
Goodwill and other intangible assets, net.....................................      3,758.8              3,761.4
Amounts due from reinsurers...................................................      2,604.4              2,549.6
Loans to affiliates...........................................................        400.0                400.0
Other assets..................................................................      3,723.5              3,600.9
Separate Accounts' assets.....................................................     69,997.0             61,559.4
                                                                              -----------------    -----------------

TOTAL ASSETS................................................................  $   133,967.1        $   124,494.1
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $    27,194.0        $    26,875.1
Future policy benefits and other policyholders liabilities..................       13,997.8             14,099.6
Broker-dealer related payables..............................................        1,226.9                945.9
Customers related payables..................................................        2,924.3              2,658.7
Amounts due to reinsurers...................................................        1,028.3                994.0
Short-term and long-term debt...............................................          855.4              1,255.5
Loans from affiliates.......................................................          325.0                   -
Income taxes payable........................................................        2,821.9              2,714.8
Other liabilities...........................................................        1,786.6              1,859.6
Separate Accounts' liabilities..............................................       69,997.0             61,559.4
Minority interest in equity of consolidated subsidiaries....................        2,096.4              2,040.4
Minority interest subject to redemption rights..............................          271.6                266.6
                                                                              -----------------    -----------------
      Total liabilities.....................................................      124,525.2            115,269.6
                                                                              -----------------    -----------------

Commitments and contingencies (Notes 12, 14, 15, 16 and 17)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
   issued and outstanding...................................................            2.5                  2.5
Capital in excess of par value..............................................        4,976.3              4,890.9
Retained earnings...........................................................        4,030.8              3,457.0
Accumulated other comprehensive income......................................          432.3                874.1
                                                                              -----------------    -----------------
Total shareholder's equity..................................................        9,441.9              9,224.5
                                                                              -----------------    -----------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................  $   133,967.1        $   124,494.1
                                                                              =================    =================

                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                                      2005               2004               2003
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

REVENUES
Universal life and investment-type product
  policy fee income...........................................   $    1,889.3       $     1,595.4      $     1,376.7
Premiums......................................................          881.7               879.6              889.4
Net investment income.........................................        2,492.8             2,501.4            2,386.9
Investment gains (losses), net................................           55.4                65.0              (62.3)
Commissions, fees and other income............................        3,632.3             3,383.5            2,811.8
                                                                -----------------  -----------------  -----------------
      Total revenues..........................................        8,951.5             8,424.9            7,402.5
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................        1,859.8             1,867.1            1,708.2
Interest credited to policyholders' account balances..........        1,065.5             1,038.1              969.7
Compensation and benefits.....................................        1,804.4             1,604.9            1,327.0
Commissions...................................................        1,128.7             1,017.3              991.9
Distribution plan payments....................................          292.0               374.2              370.6
Amortization of deferred sales commissions....................          132.0               177.4              208.6
Interest expense..............................................           76.3                76.8               82.3
Amortization of deferred policy acquisition costs.............          601.3               472.9              434.6
Capitalization of deferred policy acquisition costs...........       (1,199.4)           (1,015.9)            (990.7)
Rent expense..................................................          165.2               185.0              165.8
Amortization of other intangible assets.......................           23.6                22.9               21.9
AllianceBernstein charge for mutual fund matters
  and legal proceedings.......................................             -                   -               330.0
Other operating costs and expenses............................          957.1               930.0              832.4
                                                                -----------------  -----------------  -----------------
      Total benefits and other deductions.....................        6,906.5             6,750.7            6,452.3
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations before
    income taxes and minority interest........................        2,045.0             1,674.2              950.2
Income taxes..................................................         (519.5)             (396.3)            (240.5)
Minority interest in net income of consolidated subsidiaries..         (466.9)             (384.1)            (188.7)
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations...........................        1,058.6               893.8              521.0
Earnings from discontinued operations, net of income taxes....           15.2                 7.9                3.4
Gain on sale of discontinued operations, net of income taxes..             -                 31.1                 -
Cumulative effect of accounting changes, net of
    income taxes..............................................             -                 (2.9)                -
                                                                -----------------  -----------------  -----------------
Net Earnings..................................................   $    1,073.8       $       929.9      $       524.4
                                                                =================  =================  =================



                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
    CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                                         2005               2004               2003
                                                                   -----------------   ----------------   ----------------
                                                                                       (IN MILLIONS)

SHAREHOLDER'S EQUITY
Common stock, at par value, beginning and end of year.............  $         2.5       $        2.5       $        2.5
                                                                   -----------------   ----------------   ----------------

Capital in excess of par value, beginning of year.................        4,890.9            4,848.2            4,812.8
Changes in capital in excess of par value.........................           85.4               42.7               35.4
                                                                   -----------------   ----------------   ----------------
Capital in excess of par value, end of year.......................        4,976.3            4,890.9            4,848.2
                                                                   -----------------   ----------------   ----------------

Retained earnings, beginning of year..............................        3,457.0            3,027.1            2,902.7
Net earnings......................................................        1,073.8              929.9              524.4
Dividends on common stock.........................................         (500.0)            (500.0)            (400.0)
                                                                   -----------------   ----------------   ----------------
Retained earnings, end of year....................................        4,030.8            3,457.0            3,027.1
                                                                   -----------------   ----------------   ----------------

Accumulated other comprehensive income, beginning of year.........          874.1              892.8              681.1
Other comprehensive (loss) income.................................         (441.8)             (18.7)             211.7
                                                                   -----------------   ----------------   ----------------
Accumulated other comprehensive income, end of year...............          432.3              874.1              892.8
                                                                   -----------------   ----------------   ----------------

Total Shareholder's Equity, End of Year...........................  $     9,441.9       $    9,224.5       $    8,770.6
                                                                   =================   ================   ================

COMPREHENSIVE INCOME

Net earnings......................................................  $     1,073.8       $      929.9       $      524.4
                                                                   -----------------   ----------------   ----------------
Change in unrealized (losses) gains, net of reclassification
   adjustments....................................................         (441.8)             (31.1)             211.7
Cumulative effect of accounting changes...........................             -                12.4                 -
                                                                   -----------------   ----------------   ----------------
Other comprehensive (loss) income.................................         (441.8)             (18.7)             211.7
                                                                   -----------------   ----------------   ----------------
Comprehensive Income..............................................  $       632.0       $      911.2       $      736.1
                                                                   =================   ================   ================



                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                                       2005                2004               2003
                                                                 -----------------   -----------------  -----------------
                                                                                      (IN MILLIONS)

Net earnings..................................................    $     1,073.8       $      929.9       $       524.4
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances........          1,065.5            1,038.1               969.7
  Universal life and investment-type product
    policy fee income.........................................         (1,889.3)          (1,595.4)           (1,376.7)
  Net change in broker-dealer and customer related
    receivables/payables......................................           (347.4)             379.6                22.5
  Investment (gains) losses, net..............................            (55.4)             (65.0)               62.3
  Change in deferred policy acquisition costs.................           (598.1)            (543.0)             (556.1)
  Change in future policy benefits............................             64.4              129.3               (97.4)
  Change in property and equipment............................             (7.5)             (69.3)              (55.8)
  Change in income tax payable................................            340.5              349.6               246.3
  Change in accounts payable and accrued expenses.............             23.7              (27.4)              276.8
  Change in segregated cash and securities, net...............           (231.8)            (203.2)             (111.5)
  Minority interest in net income of consolidated subsidiaries            466.9              384.1               188.7
  Change in fair value of guaranteed minimum income
    benefit reinsurance contracts.............................            (42.6)             (61.0)               91.0
  Amortization of deferred sales commissions..................            132.0              177.4               208.6
  Amortization of other intangible assets, net................             23.6               22.9                21.9
  Other, net..................................................            (63.5)             197.0               272.6
                                                                 -----------------   -----------------  -----------------

Net cash used provided by operating activities................            (45.2)           1,043.6               687.3
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................          2,926.2            3,341.9             4,216.4
  Sales.......................................................          2,432.9            2,983.6             4,818.2
  Purchases...................................................         (5,869.1)          (7,052.5)          (11,457.9)
  Change in short-term investments............................             13.8              (18.4)              610.7
  Purchase of minority interest in consolidated subsidiary ...               -              (410.7)                 -
  Other, net..................................................           (131.5)             169.7                89.3
                                                                 -----------------   -----------------  -----------------

Net cash used by investing activities.........................           (627.7)            (986.4)           (1,723.3)
                                                                 -----------------   -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
   Deposits...................................................          3,816.8            4,029.4             5,639.1
   Withdrawals and transfers to Separate Accounts.............         (2,779.1)          (2,716.0)           (3,181.1)
  Net change in short-term financings.........................               -                  -                (22.1)
  Repayments of long-term.....................................           (400.0)                -                   -
  Increase in loans from affiliates...........................            325.0                 -                   -
  Shareholder dividends paid..................................           (500.0)            (500.0)             (400.0)
  Other, net..................................................           (417.3)            (130.1)             (270.4)
                                                                 -----------------   -----------------  -----------------

Net cash provided by financing activities.....................             45.4              683.3             1,765.5
                                                                 -----------------   -----------------  -----------------

Change in cash and cash equivalents...........................           (627.5)             740.5               729.5
Cash and cash equivalents, beginning of year..................          1,739.6              999.1               269.6
                                                                 -----------------   -----------------  -----------------

Cash and Cash Equivalents, End of Year........................    $     1,112.1       $    1,739.6       $       999.1
                                                                 =================   =================  =================

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                   (CONTINUED)

                                                                      2005               2004               2003
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Supplemental cash flow information:
  Interest Paid...............................................   $       74.5       $        86.2      $        91.0
                                                                =================  =================  =================
  Income Taxes Paid (Refunded) ...............................   $      146.5       $       154.4      $       (45.7)
                                                                =================  =================  =================







                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1)      ORGANIZATION

        In 2004, The Equitable Life Assurance Society of the United States was renamed AXA Equitable Life Insurance Company ("AXA Equitable"). AXA Equitable, collectively with its consolidated subsidiaries (the "Company"), is an indirect, wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial," and collectively with its consolidated subsidiaries, "AXA Financial Group"). The Company's insurance business, which comprises the Insurance segment, is conducted principally by AXA Equitable and its wholly owned life insurance subsidiary, AXA Life and Annuity Company ("AXA Life"), whose name was changed in 2004 from The Equitable of Colorado. The Company's investment management business, which comprises the Investment Services segment, is principally conducted by AllianceBernstein L.P. (formerly Alliance Capital Management L.P., and collectively with its consolidated subsidiaries ("AllianceBernstein")).

        In October 2000, AllianceBernstein acquired substantially all of the assets and liabilities of SCB Inc., formerly known as Sanford C. Bernstein, Inc. ("Bernstein"). In the fourth quarter of 2002, the Company acquired 8.16 million units in AllianceBernstein ("AllianceBernstein Units") at the aggregate market price of $249.7 million from SCB Inc. and SCB Partners, Inc. under a preexisting agreement (see Note 2 of Notes to Consolidated Financial Statements). In March and December 2004, the Company acquired a total of 10.7 million AllianceBernstein Units at the aggregated market price of $410.7 million from SCB Inc. and SCB Partners, Inc. under this preexisting agreement. As a result of the 2004 transactions, the Company recorded additional goodwill of $217.9 million and other intangible assets of $26.9 million. The Company's consolidated economic interest in AllianceBernstein was 46.3% at December 31, 2005, and together with its ownership with other AXA Financial Group companies, the consolidated economic interests in AllianceBernstein was approximately 61.1%.

        In July 2004, AXA Financial completed its acquisition of The MONY Group Inc. ("MONY"). The acquisition provides AXA Financial Group with additional scale in distribution, client base and assets under management.

        AXA, a French holding company for an international group of insurance and related financial services companies, has been AXA Financial's largest shareholder since 1992. In 2000, AXA acquired the approximately 40% of outstanding AXA Financial common stock ("Common Stock") it did not already own. On January 2, 2001, AXA Merger Corp. ("AXA Merger"), a wholly owned subsidiary of AXA, was merged with and into AXA Financial, resulting in AXA Financial Group becoming a wholly owned subsidiary of AXA.

2)      SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

        The accompanying consolidated financial statements include the accounts of AXA Equitable and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally AllianceBernstein; and those investment companies, partnerships and joint ventures in which AXA Equitable or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

        All significant intercompany transactions and balances except those with discontinued operations have been eliminated in consolidation. The years "2005," "2004" and "2003" refer to the years ended December 31, 2005, 2004 and 2003, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation.

        Closed Block
        ------------

        As a result of demutualization, the Closed Block was established in 1992 for the benefit of certain individual participating policies that were in force on that date. Assets, liabilities and earnings of the Closed Block are specifically identified to support its participating policyholders.

        Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of AXA Financial. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of AXA Equitable's General Account, any of its Separate Accounts or any affiliate of AXA Equitable without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block that would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

        Discontinued Operations
        -----------------------

        In 1991, management discontinued the business of certain pension operations principally consisting of group non-participating wind-up annuity products ("Wind-up Annuities"), the terms of which were fixed at issue, which were sold to corporate sponsors of terminated qualified defined benefit plans, for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2005 is adequate to provide for all future losses; however, the determination of the allowance involves numerous estimates and subjective judgments regarding the expected performance of invested assets held by Wind-up Annuities ("Discontinued Operations Investment Assets"). There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of Wind-up Annuities differ from management's current estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in Wind-up Annuities. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the allowance are likely to result. See Note 8 of Notes to Consolidated Financial Statements.

        Equity real estate classified as held-for-sale is included in Discontinued Operations.

        Accounting Changes
        ------------------

        On May 19, 2004, the Financial Accounting Standards Board (the "FASB") approved the issuance of FASB Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003", that provides guidance on employers' accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MMA") signed into law in December 2003. FSP No. 106-2 became effective for the first interim or annual period beginning after June 15, 2004 and required the effects of the MMA, including estimates of the Federal subsidy to employers whose plans provide a prescription drug benefit that is at least as valuable as (i.e., "actuarially equivalent" to) the new Medicare Part D benefit, to be reflected in measurements of the accumulated postretirement benefits obligation and net periodic postretirement benefit cost made on or after the date of enactment. As permitted by FSP No. 106-2, the Company initially elected to defer these remeasurements and to provide required disclosures pending regulations regarding the determination of eligibility for the Federal subsidy under the MMA. As more fully described in Note 13 of Notes to Consolidated Financial Statements, following consideration of regulations and guidance issued by the Center for Medicare and Medicaid Services, the Company completed its transition to FSP No. 106-2 in fourth quarter 2005 by reducing the accumulated benefits obligations of the Company's retiree medical plans as at January 1, 2005 to give effect to the subsidy expected to be received in 2006 and future years. These remeasurements resulted in an aggregate decrease in the annual net periodic postretirement benefits costs for 2005 of approximately $7.4 million.

        At March 31, 2004, the Company completed its transition to the consolidation and disclosure requirements of FASB Interpretation ("FIN") No. 46(R), "Consolidation of Variable Interest Entities, Revised".

        At December 31, 2005 and 2004, the Insurance Group's General Account held $5.8 million and $34.1 million of investment assets issued by VIEs and determined to be significant variable interests under FIN No. 46(R). At December 31, 2005 and 2004, as reported in the consolidated balance sheet, these investments included $4.7 million and $32.9 million of fixed maturities (collateralized debt and loan obligations) and $1.1 million and $1.2 million of other equity investments (principally investment limited partnership interests) and are subject to ongoing review for impairment in value. These VIEs do not require consolidation because management has determined that the Insurance Group is not the primary beneficiary. These variable interests at December 31, 2005 represent the Insurance Group's maximum exposure to loss from its direct involvement with the VIEs. The Insurance Group has no further economic interest in these VIEs in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations.

        Management of AllianceBernstein has reviewed its investment management agreements and its investments in and other financial arrangements with certain entities that hold client assets under management to determine the entities that AllianceBernstein is required to consolidate under FIN No. 46(R). These include certain mutual fund products domiciled in Luxembourg, India, Japan, Singapore and Australia (collectively, the "Offshore Funds"), hedge funds, structured products, group trusts and joint ventures.

        As a result of its review, in second and third quarters of 2004, AllianceBernstein had consolidated an investment in a joint venture and its funds under management. At December 31, 2004, AllianceBernstein sold this investment and accordingly, no longer consolidates this investment and its funds under management.

        AllianceBernstein derived no direct benefit from client assets under management of these entities other than investment management fees and cannot utilize those assets in its operations.

        AllianceBernstein has significant variable interests in certain other VIEs with approximately $403.0 million in client assets under management. However, these VIEs do not require consolidation because management has determined that AllianceBernstein is not the primary beneficiary. AllianceBernstein's maximum exposure to loss in these entities is limited to its nominal investments in and prospective investment management fees earned from these entities.

        Effective January 1, 2004, the Company adopted Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 required a change in the Company's accounting policies relating to (a) general account interests in separate accounts,
        (b) assets and liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts,
        (c) liabilities related to group pension participating contracts, and
        (d) liabilities related to certain mortality and annuitization benefits, such as the no lapse guarantee feature contained in variable and interest-sensitive life policies.

        The adoption of SOP 03-1 required changes in several of the Company's accounting policies relating to separate account assets and liabilities. The Company now reports the General Account's interests in separate accounts as trading account securities in the consolidated balance sheet; prior to the adoption of SOP 03-1, such interests were included in Separate Accounts' assets. Also, the assets and liabilities of two Separate Accounts are now presented and accounted for as General Account assets and liabilities, effective January 1, 2004. Investment assets in these Separate Accounts principally consist of fixed maturities that are classified as available for sale in the accompanying consolidated financial statements. These two Separate Accounts hold assets and liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts. In addition, liabilities associated with the market value adjustment feature are now reported at the accrued account balance. Prior to the adoption of SOP 03-1, such liabilities had been reported at market adjusted value.

        Prior to the adoption of SOP 03-1, the liabilities for group pension participating contracts were adjusted only for changes in the fair value of certain related investment assets that were reported at fair value in the balance sheet (including fixed maturities and equity securities classified as available for sale, but not equity real estate or mortgage loans) with changes in the liabilities recorded directly in Accumulated other comprehensive income to offset the unrealized gains and losses on the related assets. SOP 03-1 required an adjustment to the liabilities for group pension participating contracts to reflect the fair value of all the assets on which those contracts' returns are based, regardless of whether those assets are reported at fair value in the balance sheet. Changes in the liability related to fluctuations in asset fair values are now reported as Interest credited to policyholders' account balances in the consolidated statements of earnings.

        In addition, the adoption of SOP 03-1 resulted in a change in the method of determining liabilities associated with the no lapse guarantee feature contained in variable and interest-sensitive life contracts. While both the Company's previous method of establishing the no lapse guarantee reserve and the SOP 03-1 method are based on accumulation of a portion of the charges for the no lapse guarantee feature, SOP 03-1 specifies a different approach for identifying the portion of the fee to be accrued and establishing the related reserve.

        The adoption of SOP 03-1 as of January 1, 2004 resulted in a decrease in 2004 net earnings of $2.9 million and an increase in other comprehensive income of $12.4 million related to the cumulative effect of the required changes in accounting. The determination of liabilities associated with group pension participating contracts and mortality and annuitization benefits, as well as related impacts on deferred acquisition costs, is based on models that involve numerous estimates and subjective judgments. There can be no assurance that the ultimate actual experience will not differ from management's estimates.

        New Accounting Pronouncements
        -----------------------------

        On May 30, 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of Accounting Principles Board Opinion ("APB") No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include transition provisions. To enhance comparability, this statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The cumulative effect of the change is reported in the carrying value of assets and liabilities as of the first period presented, with the offset applied to opening retained earnings. Each period presented is adjusted to show the period specific effects of the change. Only direct effects of the change will be retrospectively recognized; indirect effects will be recognized in the period of change. SFAS No. 154 carries forward without change APB No. 20's guidance for reporting the correction of an error and a change in accounting estimate as well as SFAS No. 3's provisions governing reporting accounting changes in interim financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

        AXA Equitable accounts for its stock option plans and other stock-based compensation plans using the intrinsic value method in accordance with the provisions of APB No. 25 "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, stock option awards result in compensation expense only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 21 of Notes to Consolidated Financial Statements for the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure".

        On December 16, 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," requiring the cost of all share-based payments to employees, including stock options, stock appreciation rights, and certain employee stock purchase plans, to be recognized in the financial statements based on their fair values. By ruling of the Securities and Exchange Commission ("SEC"), effective April 21, 2005, public companies were permitted to delay their initial adoption of SFAS No. 123(R) from the first interim period to the first annual period beginning on or after June 15, 2005. Consequently, the Company implemented SFAS 123(R) effective January 1, 2006 and will reflect the resulting impacts of adoption in its financial reporting for first quarter 2006. As more fully described in Note 21 of Notes to Consolidated Financial Statements, the Company elected under SFAS No. 123, "Accounting for Stock-Based Compensation," to continue to account for stock-based compensation using the intrinsic value method prescribed by APB No. 25, and its related interpretations, and to provide only pro-forma disclosure of the effect on net earnings from applying the fair value based method. Accordingly, adoption of SFAS No. 123(R) will result in compensation expense for certain types of the Company's equity-settled award programs for which no cost previously would have been charged to net earnings under APB No. 25, such as for employee options to purchase AXA American Depository Receipts ("ADRs") and AXA ordinary shares and for employee stock purchase plans. Similarly, certain types of the Company's cash-settled award programs, such as stock appreciation rights, may be expected to result in different amounts of compensation expense or different patterns of expense recognition under SFAS No. 123(R) as compared to APB No. 25.

        To effect its adoption of SFAS No. 123(R) on January 1, 2006, AXA Financial Group elected the "modified prospective method" of transition to the new accounting and reporting requirements for share-based payments. Consequently, the resulting impacts of adoption to be reflected in the Company's financial reporting for first quarter 2006 will not include a restatement of prior-period results to reflect the original recognition provisions of SFAS No. 123 as would be required under the alternative "modified retrospective method" of transition. Under the modified prospective method, the Company will be required to apply the measurement, recognition, and attribution requirements of SFAS 123(R) to new awards and to awards modified, repurchased or cancelled after January 1, 2006. In addition, the modified prospective method will require the Company to recognize compensation expense over the remaining future service/vesting periods for the unvested portions of awards outstanding at January 1, 2006, applying the same estimates of fair value and the same attribution method used previously to prepare SFAS No. 123 pro forma disclosures. The unrecognized compensation cost associated with unvested stock option awards as at January 1, 2006 was approximately $13.7 million ($8.9 million after-tax) and, under SFAS No. 123(R), will result in incremental expense in the Consolidated Statements of Earnings of the Company over a weighted average remaining service/vesting period of approximately 2.0 years. Absent additional forfeiture considerations, results for 2006 would be expected to include approximately $7.5 million ($4.8 million after tax) of additional compensation expense as related to unvested stock option awards at January 1, 2006 as a result of the adoption of SFAS 123(R).

        The full impact of adoption of SFAS 123(R) cannot be predicted at this time because it is largely dependent upon the nature and levels of share-based payments granted in the future. Nonetheless, while there exist differences between certain requirements of SFAS Nos. 123 and 123(R), the estimated impacts in previous periods of applying a fair-value approach to accounting for share-based awards made to employees of the Company are described and/or disclosed on a pro-forma basis in Note 21 of Notes to Consolidated Financial Statements. Management is continuing to assess the impacts of adoption of SFAS 123(R), including accounting for the income tax effects of share-based compensation, for which the Company likely will elect the transition alternative available for income taxes provided by the November 10, 2005 issuance of FSP No. 123(R)-3, "Transitions Election Related to Accounting for the Tax Effects of Share-Based Payment Awards". In addition, management is continuing to assess the impacts of the related amendment to SFAS No. 95, "Statement of Cash Flows," that in periods subsequent to adoption of SFAS 123(R) will require tax deductions in excess of recognized compensation cost to be classified as resulting from a financing activity rather than as an operating cash flow as currently required.

        Neither SFAS No. 123 nor SFAS No. 123(R) prescribe or specify a preference for a particular valuation technique or model for estimating the fair value of employee stock options and similar awards but instead require consideration of certain factors in selecting one that is appropriate for the unique substantive characteristics of the instruments awarded and one that can be supported by information that is available, such as exercise behavior. In its implementation of SFAS 123(R), the Company expects to continue to use the Black-Scholes-Merton formula to estimate the fair values of employee stock options. As more fully described in Note 21 of Notes to Consolidated Financial Statements, and consistent with the fair value measurement objectives of SFAS 123 and SFAS 123 (R), beginning with awards granted in 2005, the Company modified its methodologies for developing the expected stock price volatility and expected dividend assumptions used in this pricing formula. With respect to the valuation of options to purchase AXA ADRs, these changes each represent a change in accounting estimate under SFAS No. 154, "Accounting Changes and Error Corrections," and, accordingly, will be applied prospectively in determining the fair values of employee stock options to be measured and accounted for in accordance with SFAS No. 123(R).

        On September 19, 2005, the American Institute of Certified Public Accountants ("AICPA") released SOP 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts". The SOP requires identification of transactions that result in a substantial change in an insurance contract. Transactions subject to review include internal contract exchanges, contract modifications via amendment, rider or endorsement and elections of benefits, features or rights contained within the contract. If determined that a substantial change has occurred, the related DAC/VOBA and other related balances must be written off. The SOP is effective for transactions occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. Restatement of previously issued annual financial statements is not permitted, and disclosure of the pro forma effects of retroactive application or the pro forma effect on the year of adoption is not required. Management is currently assessing the potential impact of this new guidance on the consolidated financial results of the Company.

        Investments
        -----------

        The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net.

        Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

        Real estate investments meeting the following criteria are classified as real estate held-for-sale:

        o Management having the authority to approve the action commits the organization to a plan to sell the property.
        o The property is available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets.
        o An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.
        o The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year.
        o The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
        o Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Real estate held-for-sale is stated at depreciated cost less valuation allowances. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held-for-sale.

        Real estate held-for-sale is included in the Other assets line in the consolidated balance sheets. The results of operations for real estate held-for-sale in each of the three years ended December 31, 2005 were not significant.

        Valuation allowances are netted against the asset categories to which they apply.

        Policy loans are stated at unpaid principal balances.

        Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) or those that meet FIN No. 46(R) requirements for consolidation are consolidated; those in which the Company does not have control and a majority economic interest and those that do not meet FIN No. 46(R) requirements for consolidation are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Equity securities include common stock and non-redeemable preferred stock classified as either trading or available for sale securities, are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost, which approximates fair value, and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

        Net Investment Income, Investment Gains (Losses), Net and Unrealized
        --------------------------------------------------------------------
        Investment Gains (Losses)
        -------------------------

        Net investment income and realized investment gains (losses), net (together "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

        Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

        Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

        Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred income taxes, amounts attributable to Wind-up Annuities, Closed Block policyholders dividend obligation and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as revenue when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs
        ---------------------------------

        Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC amortization. Conversely, an increase in expected gross profits would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Management sets expected future gross profit assumptions related to Separate Account performance using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (6.88% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (12.88% net of product weighted average Separate Account fees) and 0% (-2.12% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2005, current projections of future average gross market returns assume a 3.5% return for 2006, which is within the maximum and minimum limitations, and assume a reversion to the mean of 9.0% after 5 quarters.

        In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has been improving in recent years.

        Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2005, the average rate of assumed investment yields, excluding policy loans, was 6.8% grading to 6.3% over 10 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        AXA Equitable issues certain variable annuity products with a Guaranteed Minimum Death Benefit ("GMDB") feature. AXA Equitable also issues certain variable annuity products that contain a Guaranteed Minimum Income Benefit ("GMIB") feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit base. The risk associated with the GMDB and GMIB features is that a protracted under-performance of the financial markets could result in GMDB and GMIB benefits being higher than what accumulated policyholder account balances would support. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        Reinsurance contracts covering GMIB exposure are considered derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), and, therefore, are required to be reported in the balance sheet at their fair value. GMIB reinsurance fair values are reported in the consolidated balance sheets in Other assets. Changes in GMIB reinsurance fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings. Since there is no readily available market for GMIB reinsurance contracts, the determination of their fair values is based on models which involve numerous estimates and subjective judgments including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.0% to 10.9% for life insurance liabilities and from 2.25% to 9.7% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $91.2 million and $71.7 million at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, respectively, $1,043.9 million and $1,081.5 million of DI reserves and associated liabilities were ceded through indemnity reinsurance agreements with a singular reinsurance group. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Incurred benefits related to current year..........   $        35.6      $        35.0       $       33.8
       Incurred benefits related to prior years...........            50.3               12.8               (2.8)
                                                            -----------------  -----------------   -----------------
       Total Incurred Benefits............................   $        85.9      $        47.8       $       31.0
                                                            =================  =================   =================

       Benefits paid related to current year..............   $        14.8      $        12.9       $       12.1
       Benefits paid related to prior years...............            44.7               33.1               34.9
                                                            -----------------  -----------------   -----------------
       Total Benefits Paid................................   $        59.5      $        46.0       $       47.0
                                                            =================  =================   =================

        Policyholders' Dividends
        ------------------------

        The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by AXA Equitable's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by AXA Equitable.

        At December 31, 2005, participating policies, including those in the Closed Block, represent approximately 15.1% ($31.6 billion) of directly written life insurance in-force, net of amounts ceded.

        Separate Accounts
        -----------------

        Generally, Separate Accounts established under New York State Insurance Law generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. Assets held in the Separate Accounts are carried at quoted market values or, where quoted values are not readily available, at estimated fair values as determined by the Insurance Group. The assets and liabilities of three Separate Accounts are presented and accounted for as General Account assets and liabilities due to the fact that not all of the investment performance in those Separate Accounts is passed through to policyholders. Two of those Separate Accounts were reclassified to the General Account in connection with the adoption of SOP 03-1 as of January 1, 2004.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2005, 2004 and 2003, investment results of such Separate Accounts were gains (losses) of $3,409.5 million, $2,191.4 million and $(466.2) million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all policies including those funded by Separate Accounts are included in revenues.

        Recognition of Investment Management Revenues and Related Expenses
        ------------------------------------------------------------------

        Commissions, fees and other income principally include Investment Management advisory and service fees. Investment Management advisory and services base fees, generally calculated as a percentage, referred to as "basis points", of assets under management for clients, are recorded as revenue as the related services are performed; they include brokerage transactions charges of Sanford C. Bernstein & Co., LLC ("SCB LLC"), a wholly owned subsidiary of AllianceBernstein, for certain retail, private client transactions and institutional investment client transactions. Certain investment advisory contracts provide for a performance-based fee in addition to or in lieu of a base fee that is calculated as either a percentage of absolute investment results or a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance-based fees are recorded as revenue at the end of the measurement period. Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and Sanford C. Bernstein Limited, a wholly owned subsidiary of AllianceBernstein, for in-depth research and other services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

        Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein mutual funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which deferred sales commissions are generally recovered from distribution services fees received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions in unamortized deferred sales commissions when received. At December 31, 2005 and 2004, respectively, net deferred sales commissions totaled $196.6 million and $254.5 million and are included within Other assets. The estimated amortization expense of deferred sales commission, based on December 31, 2005 net balance for each of the next five years is $84.9 million, $52.4 million, $34.3 million, $18.8 million and $5.5 million.

        AllianceBernstein's management tests the deferred sales commission asset for recoverability quarterly, or more often when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. AllianceBernstein's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC is based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

        Significant assumptions utilized to estimate future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the one-year, three-year, and five-year periods ended December 31, 2005. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted cash flows are compared to the recorded value of the deferred sales commission asset. AllianceBernstein's management considers the results of these analyses performed at various dates. If AllianceBernstein's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using AllianceBernstein's management's best estimate of future cash flows discounted to a present value amount.

        Other Accounting Policies
        -------------------------

        In accordance with SEC regulations, securities with a fair value of $1.72 billion and $1.49 billion have been segregated in a special reserve bank custody account at December 31, 2005 and 2004, respectively for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        Goodwill represents the excess of the purchase price over the fair value of identifiable assets of acquired companies, less accumulated amortization and relates principally to the Bernstein acquisition and purchases of AllianceBernstein units. Goodwill is tested annually for impairment. Goodwill, less accumulated amortization related to the Bernstein acquisition and purchases of AllianceBernstein Units totaled $3.6 billion at December 31, 2005 and 2004, respectively.

        Intangible assets related to the Bernstein acquisition and purchases of AllianceBernstein Units include costs assigned to contracts of businesses acquired. These costs continue to be amortized on a straight-line basis over estimated useful lives of twenty years. The gross carrying amount of AllianceBernstein related intangible assets were $564.1 million at December 31, 2005 and 2004, respectively and the accumulated amortization of these intangible assets were $208.5 million and $185.0 million at December 31, 2005, 2004 and 2003, respectively. Amortization expense related to the AllianceBernstein intangible assets totaled $23.5 million, $22.9 million and $21.9 million for 2005, 2004 and 2003, respectively.

        Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software and evaluated for impairment each reporting period.

        AXA Financial and certain of its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Minority interest subject to redemption rights represents the remaining
        16.3 million of private AllianceBernstein Units issued to former Bernstein shareholders in connection with AllianceBernstein's acquisition of Bernstein. AXA Financial agreed to provide liquidity to these former Bernstein shareholders after a two-year lockout period that ended October 2002. The Company acquired 10.7 million of the former Bernstein shareholders' AllianceBernstein Units in 2004. The outstanding
        16.3 million AllianceBernstein Units may be sold to AXA Financial at the prevailing market price over the remaining four years ending in 2009. Generally, not more than 20% of the original AllianceBernstein Units issued to the former Bernstein shareholders may be put to AXA Financial in any one annual period.

3)      INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                   GROSS              GROSS
                                              AMORTIZED          UNREALIZED         UNREALIZED         ESTIMATED
                                                 COST              GAINS              LOSSES           FAIR VALUE
                                            ---------------   -----------------  -----------------  ----------------
                                                                         (IN MILLIONS)

       DECEMBER 31, 2005
       -----------------
       Fixed Maturities:
         Available for Sale:
           Corporate.....................   $    23,222.8      $      977.4       $      190.7      $   24,009.5
           Mortgage-backed...............         2,386.3               8.3               39.3           2,355.3
           U.S. Treasury, government
             and agency securities.......         1,448.7              37.5                7.6           1,478.6
           States and political
             subdivisions................           193.4              19.1                 .3             212.2
           Foreign governments...........           238.2              40.9                 .1             279.0
           Redeemable preferred stock....         1,605.5             104.9               10.2           1,700.2
                                            ----------------- -----------------  -----------------  ----------------
             Total Available for Sale....   $    29,094.9      $    1,188.1       $      248.2      $   30,034.8
                                            ================= =================  =================  ================

       Equity Securities:
         Available for sale..............   $        45.7      $        2.1       $         .4      $       47.4
         Trading securities..............              .3                .9                 .1               1.1
                                            ----------------- -----------------  -----------------  ----------------
       Total Equity Securities...........   $        46.0      $        3.0       $         .5      $       48.5
                                            ================= =================  =================  ================

       December 31, 2004
       -----------------
       Fixed Maturities:
         Available for Sale:
           Corporate.....................   $    22,285.8      $    1,684.3       $       45.3      $   23,924.8
           Mortgage-backed...............         3,472.4              47.7                9.7           3,510.4
           U.S. Treasury, government
             and agency securities.......           964.1              54.9                1.3           1,017.7
           States and political
             subdivisions................           187.1              20.6                 .8             206.9
           Foreign governments...........           245.1              47.2                 .1             292.2
           Redeemable preferred stock....         1,623.1             151.4                4.2           1,770.3
                                            ----------------- -----------------  -----------------  ----------------
             Total Available for Sale....   $    28,777.6      $    2,006.1       $       61.4      $   30,722.3
                                            ================= =================  =================  ================

       Equity Securities:
         Available for sale..............   $         1.0      $        1.2       $         .1      $        2.1
         Trading securities..............              .4               1.0                 .2               1.2
                                            ----------------- -----------------  -----------------  ----------------
       Total Equity Securities...........   $         1.4      $        2.2       $         .3      $        3.3
                                            ================= =================  =================  ================


        For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2005 and 2004, securities without a readily ascertainable market value having an amortized cost of $4,307.8 million and $4,138.7 million, respectively, had estimated fair values of $4,492.4 million and $4,446.0 million, respectively.

        The contractual maturity of bonds at December 31, 2005 is shown below:

                                                                                        AVAILABLE FOR SALE
                                                                               -------------------------------------
                                                                                  AMORTIZED           ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       Due in one year or less................................................  $     1,285.2       $    1,300.1
       Due in years two through five..........................................        4,632.4            4,805.1
       Due in years six through ten...........................................       11,447.8           11,739.0
       Due after ten years....................................................        7,737.7            8,135.1
       Mortgage-backed securities.............................................        2,386.3            2,355.3
                                                                               -----------------   -----------------
       Total..................................................................  $    27,489.4       $   28,334.6
                                                                               =================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio. This review process includes a quarterly review of certain assets by the Insurance Group's Investments Under Surveillance Committee that evaluates whether any investments are other than temporarily impaired. Based on the analysis, a determination is made as to the ability of the issuer to service its debt obligations on an ongoing basis. If this ability is deemed to be other than temporarily impaired, then the appropriate provisions are taken.

        The following table discloses fixed maturities (1,797 issues) that have been in a continuous unrealized loss position for less than a twelve month period and greater than a twelve month period as of December 31, 2005:

                                  LESS THAN 12 MONTHS             12 MONTHS OR LONGER                   TOTAL
                             -------------------------------  ----------------------------   ----------------------------
                                                  GROSS                          GROSS                          GROSS
                                ESTIMATED      UNREALIZED      ESTIMATED      UNREALIZED      ESTIMATED      UNREALIZED
                                FAIR VALUE       LOSSES        FAIR VALUE       LOSSES        FAIR VALUE       LOSSES
                             ---------------  --------------  -------------  -------------   -------------  -------------
                                                                    (IN MILLIONS)

   Fixed Maturities:
     Corporate.............  $     6,386.3  $      146.9    $      815.4   $       43.8    $    7,201.7   $      190.7
     Mortgage-backed.......        1,735.9          27.4           299.3           11.9         2,035.2           39.3
     U.S. Treasury,
       government and
       agency securities...          676.4           6.2            61.9            1.4           738.3            7.6
     States and political
       subdivisions........           22.7            .3              -              -             22.7             .3
     Foreign governments...            1.4            -              5.8             .1             7.2             .1
     Redeemable
       preferred stock.....          396.5           8.9            16.9            1.3           413.4           10.2
                             -------------- --------------- -------------- --------------- -------------- ---------------

   Total Temporarily
     Impaired Securities ..  $     9,219.2  $      189.7    $    1,199.3   $       58.5    $   10,418.5   $      248.2
                             ============== =============== ============== =============== ============== ===============

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting primarily of public high yield bonds. These corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2005, approximately $738.7 million or 2.5% of the $29,094.9 million aggregate amortized cost of fixed maturities held by the Company was considered to be other than investment grade.

        At December 31, 2005, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $4.0 million.

        The Insurance Group holds equity in limited partnership interests and other equity method investments. The carrying values at December 31, 2005 and 2004 were $950.7 million and $891.0 million, respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to zero and $17.6 million at December 31, 2005 and 2004, respectively. Gross interest income on these loans included in net investment income aggregated $0.7 million, $6.9 million and $7.8 million in 2005, 2004 and 2003, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $0.8 million, $8.5 million and $10.0 million in 2005, 2004 and 2003, respectively.

        Impaired mortgage loans along with the related investment valuation allowances for losses follow:

                                                                                         DECEMBER 31,
                                                                            ----------------------------------------
                                                                                  2005                  2004
                                                                            ------------------   -------------------
                                                                                         (IN MILLIONS)

       Impaired mortgage loans with investment valuation allowances.......   $        78.3        $        89.4
       Impaired mortgage loans without investment valuation allowances....             4.5                 10.7
                                                                            ------------------   -------------------
       Recorded investment in impaired mortgage loans.....................            82.8                100.1
       Investment valuation allowances....................................           (11.8)               (11.3)
                                                                            ------------------   -------------------
       Net Impaired Mortgage Loans........................................   $        71.0        $        88.8
                                                                            ==================   ===================

        During 2005, 2004 and 2003, respectively, the Company's average recorded investment in impaired mortgage loans was $91.2 million, $148.3 million and $180.9 million. Interest income recognized on these impaired mortgage loans totaled $8.9 million, $11.4 million and $12.3 million for 2005, 2004 and 2003, respectively.

        Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2005 and 2004, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $71.1 million and $79.2 million.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2005 and 2004, there was no equity real estate held-for-sale. For 2003, real estate of $2.8 million was acquired in satisfaction of debt; none was acquired in either 2005 or 2004. At December 31, 2005 and 2004, the Company owned $217.8 million and $218.8 million, respectively, of real estate acquired in satisfaction of debt of which zero and $2.2 million, respectively, are held as real estate joint ventures.

        Accumulated depreciation on real estate was $227.2 million and $207.5 million at December 31, 2005 and 2004, respectively. Depreciation expense on real estate totaled $22.6 million, $20.8 million and $38.8 million for 2005, 2004 and 2003, respectively.

        Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Balances, beginning of year........................   $        11.3      $        20.5       $       55.0
       Additions charged to income........................             3.6                3.9               12.2
       Deductions for writedowns and
         asset dispositions...............................            (3.1)             (13.1)             (15.2)
       Deduction for transfer of real estate held-for-sale
         to real estate held for the production of income.              -                  -               (31.5)
                                                            -----------------  -----------------   -----------------
       Balances, End of Year..............................   $        11.8      $        11.3       $       20.5
                                                            =================  =================   =================

       Balances, end of year comprise:
         Mortgage loans on real estate....................   $        11.8      $        11.3       $       18.8
         Equity real estate...............................              -                  -                 1.7
                                                            -----------------  -----------------   -----------------
       Total..............................................   $        11.8      $        11.3       $       20.5
                                                            =================  =================   =================


4)      EQUITY METHOD INVESTMENTS

        Included in equity real estate or other equity investments, as appropriate, is the Company's interest in real estate joint ventures, limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $1,070.4 million and $1,008.2 million, respectively, at December 31, 2005 and 2004. The Company's total equity in net earnings (losses) for these real estate joint ventures and limited partnership interests was $157.2 million, $66.2 million and $(4.3) million, respectively, for 2005, 2004 and 2003.

        Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (3 and 6 individual ventures at December 31, 2005 and 2004, respectively) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2005                2004
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       BALANCE SHEETS
       Investments in real estate, at depreciated cost........................  $        527.4      $       537.1
       Investments in securities, generally at estimated fair value...........           118.4              162.4
       Cash and cash equivalents..............................................            27.5               13.5
       Other assets...........................................................            18.6               23.0
                                                                               -----------------   -----------------
       Total Assets...........................................................  $        691.9      $       736.0
                                                                               =================   =================

       Borrowed funds - third party...........................................  $        282.7      $       254.3
       Other liabilities......................................................            12.4               17.4
                                                                               -----------------   -----------------
       Total liabilities......................................................           295.1              271.7
                                                                               -----------------   -----------------

       Partners' capital......................................................           396.8              464.3
                                                                               -----------------   -----------------
       Total Liabilities and Partners' Capital................................  $        691.9      $       736.0
                                                                               =================   =================

       The Company's Carrying Value in These Entities Included Above..........  $        135.6      $       168.8
                                                                               =================   =================

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       STATEMENTS OF EARNINGS
       Revenues of real estate joint ventures.............   $        98.2      $        95.2       $       95.6
         Net revenues of other limited partnership
           interests......................................             6.3               19.8               26.0
       Interest expense - third party.....................           (18.2)             (16.9)             (18.0)
       Other expenses.....................................           (62.2)             (64.0)             (61.7)
                                                            -----------------  -----------------   -----------------
       Net Earnings.......................................   $        24.1      $        34.1       $       41.9
                                                            =================  =================   =================

       The Company's Equity in Net Earnings of These
         Entities Included Above..........................   $        11.6      $        11.0       $        5.0
                                                            =================  =================   =================


5)      NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)
        The sources of net investment income follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Fixed maturities...................................   $     1,858.7      $     1,879.5       $    1,792.6
       Mortgage loans on real estate......................           238.2              249.6              279.5
       Equity real estate.................................           126.4              124.8              136.9
       Other equity investments...........................            73.0               78.4               49.3
       Policy loans.......................................           248.8              251.0              260.1
       Short Term Investments                                        123.7               61.5               53.3
       Other investment income............................            37.0               30.5               13.5
                                                            -----------------  -----------------   -----------------

         Gross investment income..........................         2,705.8            2,675.3            2,585.2

         Investment expenses..............................          (213.0)            (173.9)            (198.3)
                                                            -----------------  -----------------   -----------------

       Net Investment Income..............................   $     2,492.8      $     2,501.4       $    2,386.9
                                                            =================  =================   =================

        Investment gains (losses) by investment category, including changes in the valuation allowances, follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Fixed maturities...................................   $        11.1      $        26.3       $     (100.7)
       Mortgage loans on real estate......................            (2.2)                .2                1.3
       Equity real estate.................................             3.9               11.6               26.8
       Other equity investments...........................            30.7               24.4                2.0
       Other..............................................            11.9                2.5                8.3
                                                            -----------------  -----------------   -----------------
         Investment Gains (Losses), Net...................   $        55.4      $        65.0       $      (62.3)
                                                            =================  =================   =================

        Writedowns of fixed maturities amounted to $31.2 million, $36.4 million and $193.2 million for 2005, 2004 and 2003, respectively. Writedowns of mortgage loans on real estate and equity real estate amounted to $1.7 million and zero, respectively, for 2005, $10.3 million and zero, respectively, for 2004 and $5.2 million and zero, respectively, for 2003.

        For 2005, 2004 and 2003, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $2,220.0 million, $2,908.3 million and $4,773.5 million. Gross gains of $53.2 million, $47.7 million and $105.1 million and gross losses of $31.1 million, $9.7 million and $39.5 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2005, 2004 and 2003 amounted to $(1,004.8) million, $0.8 million and $416.8 million, respectively.

        In 2005, 2004 and 2003, respectively, net unrealized holding gains (losses) on trading account equity securities of $6.0 million, $9.7 million and $2.1 million were included in net investment income in the consolidated statements of earnings. These trading securities had a carrying value of $120.0 million and $117.4 million and costs of $103.7 million and $107.2 million at December 31, 2005 and 2004, respectively.

        For 2005, 2004 and 2003, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $68.6 million, $70.4 million and $76.5 million, respectively.

        Net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated other comprehensive income and the changes for the corresponding years, including Wind-up Annuities on a line-by-line basis, follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Balance, beginning of year.........................   $       874.1      $       892.8       $      681.1
       Changes in unrealized investment gains (losses)....        (1,008.1)             (12.8)             440.8
       Changes in unrealized investment (gains) losses
         attributable to:
           Participating group annuity contracts,
              Closed Block policyholder dividend
              obligation and other........................           186.3               (1.5)             (53.0)
           DAC............................................           146.2               (2.5)             (65.7)
           Deferred income taxes..........................           233.8               (1.9)            (110.4)
                                                            -----------------  -----------------   -----------------
       Balance, End of Year...............................   $       432.3      $       874.1       $      892.8
                                                            =================  =================   =================

                                                                  2005                2004               2003
                                                            -----------------  ------------------- -----------------
                                                                                   (IN MILLIONS)

       Balance, end of year comprises:
         Unrealized investment gains (losses) on:
           Fixed maturities...............................   $       966.5      $     2,003.2       $    2,015.7
           Other equity investments.......................             1.7                1.2                1.5
           Other..........................................              -               (28.1)             (28.1)
                                                            -----------------  ------------------- -----------------
             Total........................................           968.2            1,976.3            1,989.1
         Amounts of unrealized investment (gains) losses
           attributable to:
             Participating group annuity contracts,
               Closed Block policyholder dividend
               obligation and other.......................           (89.4)            (275.7)            (274.2)
             DAC..........................................          (196.0)            (342.2)            (339.7)
             Deferred income taxes........................          (250.5)            (484.3)            (482.4)
                                                            -----------------  ------------------- -----------------
       Total..............................................   $       432.3      $       874.1       $      892.8
                                                            =================  =================== =================

        Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

6)      ACCUMULATED OTHER COMPREHENSIVE INCOME

        Accumulated other comprehensive income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Unrealized gains on investments....................   $       432.3      $       874.1       $      892.8
                                                            -----------------  -----------------   -----------------
       Total Accumulated Other
         Comprehensive Income.............................   $       432.3      $       874.1       $      892.8
                                                            =================  =================   =================

        The components of other comprehensive income for the past three years follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Net unrealized gains (losses) on investments:
         Net unrealized gains arising during
           the period.....................................   $      (966.2)     $        69.4       $      416.6
         (Gains) losses reclassified into net earnings
           during the period..............................           (41.9)             (82.2)              24.2
                                                            -----------------  -----------------   -----------------
       Net unrealized gains on investments................        (1,008.1)             (12.8)             440.8
       Adjustments for policyholders liabilities,
           DAC and deferred income taxes..................           566.3               (5.9)            (229.1)
                                                            -----------------  -----------------   -----------------

       Change in unrealized (losses) gains, net of
           adjustments....................................          (441.8)             (18.7)             211.7
                                                            -----------------  -----------------   -----------------
       Total Other Comprehensive (Loss) Income............   $      (441.8)     $       (18.7)      $      211.7
                                                            =================  =================   =================


 7)     CLOSED BLOCK

        The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

        If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

        Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

        Summarized financial information for the Closed Block follows:

                                                                               DECEMBER 31,         December 31,
                                                                                   2005                 2004
                                                                             -----------------    -----------------
                                                                                         (IN MILLIONS)

      CLOSED BLOCK LIABILITIES:
      Future policy benefits, policyholders' account balances and other....  $     8,866.1        $     8,911.5
      Policyholder dividend obligation.....................................           73.7                264.3
      Other liabilities....................................................           28.6                 25.9
                                                                             -----------------    -----------------
      Total Closed Block liabilities.......................................        8,968.4              9,201.7
                                                                             -----------------    -----------------

      ASSETS DESIGNATED TO THE CLOSED BLOCK:
      Fixed maturities, available for sale, at estimated fair value
        (amortized cost of $5,761.5 and $5,488.6)..........................        5,908.7              5,823.2
      Mortgage loans on real estate........................................          930.3              1,098.8
      Policy loans.........................................................        1,284.4              1,322.5
      Cash and other invested assets.......................................           56.2                 37.1
      Other assets.........................................................          304.4                348.7
                                                                             -----------------    -----------------
      Total assets designated to the Closed Block..........................        8,484.0              8,630.3
                                                                             -----------------    -----------------

      Excess of Closed Block liabilities over assets designated to
         the Closed Block..................................................          484.4                571.4

      Amounts included in accumulated other comprehensive income:
         Net unrealized investment gains, net of deferred income tax expense of $25.7 and $24.6 and policyholder dividend
           obligation of $73.7 and $264.3..................................           47.8                 45.7
                                                                             -----------------    -----------------

      Maximum Future Earnings To Be Recognized From Closed Block
         Assets and Liabilities............................................  $       532.2        $       617.1
                                                                             =================    =================

        Closed Block revenues and expenses follow:

                                                                  2005               2004                 2003
                                                             ----------------  -----------------   --------------------
                                                                                    (IN MILLIONS)
      REVENUES:
      Premiums and other income............................   $      449.3      $       471.0       $      508.5
      Investment income (net of investment
         expenses of $0, $0.3, and $2.4)...................          525.9              554.8              559.2
      Investment gains (losses), net.......................            1.2               18.6              (35.7)
                                                             ----------------  -----------------   --------------------
      Total revenues.......................................          976.4            1,044.4            1,032.0
                                                             ----------------  -----------------   --------------------

      BENEFITS AND OTHER DEDUCTIONS:
      Policyholders' benefits and dividends................          842.5              883.8              924.5
      Other operating costs and expenses...................            3.4                3.5                4.0
                                                             ----------------  -----------------   --------------------
      Total benefits and other deductions..................          845.9              887.3              928.5
                                                             ----------------  -----------------   --------------------

      Net revenues before income taxes.....................          130.5              157.1              103.5
      Income tax expense...................................          (45.6)             (56.4)             (37.5)
                                                             ----------------  -----------------   --------------------
      Net Revenues.........................................   $       84.9      $       100.7       $       66.0
                                                             ================  =================   ====================

         Reconciliation of the policyholder dividend obligation follows:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2005                2004
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       Balance at beginning of year..........................................   $        264.3      $       242.1
       Unrealized investment (losses) gains...................................          (190.6)              22.2
                                                                               -----------------   -----------------
       Balance at End of Year ................................................  $         73.7      $       264.3
                                                                               =================   =================

        Impaired mortgage loans along with the related investment valuation allowances follow:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2005                2004
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       Impaired mortgage loans with investment valuation allowances...........  $         59.1      $        59.5
       Impaired mortgage loans without investment valuation allowances........             4.0                2.3
                                                                               -----------------   -----------------
       Recorded investment in impaired mortgage loans.........................            63.1               61.8
       Investment valuation allowances........................................            (7.1)              (4.2)
                                                                               -----------------   -----------------
       Net Impaired Mortgage Loans............................................  $         56.0      $        57.6
                                                                               =================   =================

        During 2005, 2004 and 2003, the Closed Block's average recorded investment in impaired mortgage loans was $59.9 million, $64.2 million and $51.9 million, respectively. Interest income recognized on these impaired mortgage loans totaled $4.1 million, $4.7 million and $2.7 million for 2005, 2004 and 2003, respectively.

        Valuation allowances amounted to $7.1 million and $4.0 million on mortgage loans on real estate at December 31, 2005 and 2004, respectively. Writedowns of fixed maturities amounted to $7.7 million, $10.8 million and $37.8 million for 2005, 2004 and 2003, respectively.

8)      WIND-UP ANNUITIES

        Summarized financial information for Wind-up Annuities follows:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                   2005                  2004
                                                                              ----------------     -----------------
                                                                                          (IN MILLIONS)

       BALANCE SHEETS
       Fixed maturities, available for sale, at estimated fair value
         (amortized cost of $796.9 and $643.6)..............................   $      823.5         $      702.1
       Equity real estate...................................................          197.5                190.1
       Mortgage loans on real estate........................................            6.7                 21.4
       Other invested assets................................................            3.2                  4.7
                                                                              ----------------     -----------------
         Total investments..................................................        1,030.9                918.3
       Cash and cash equivalents............................................             -                 150.2
       Other assets.........................................................           13.6                 33.3
                                                                              ----------------     -----------------
       Total Assets.........................................................   $    1,044.5         $    1,101.8
                                                                              ================     =================

       Policyholders liabilities............................................   $      817.2         $      844.6
       Allowance for future losses..........................................           60.1                132.7
       Other liabilities....................................................          167.2                124.5
                                                                              ----------------     -----------------
       Total Liabilities....................................................   $    1,044.5         $    1,101.8
                                                                              ================     =================

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       STATEMENTS OF EARNINGS
       Investment income (net of investment
         expenses of $18.4, $17.2 and $21.0)..............   $        70.0      $        68.5       $       70.6
       Investment (losses) gains, net.....................             (.3)               3.6                5.4
                                                            -----------------  -----------------   -----------------
       Total revenues.....................................            69.7               72.1               76.0
                                                            -----------------  -----------------   -----------------
       Benefits and other deductions......................            87.1              (99.4)              89.4
       (Losses charged) earnings credited to allowance
         for future losses................................           (17.4)             (27.3)             (13.4)
                                                            -----------------  -----------------   -----------------
       Pre-tax loss from operations.......................              -                  -                  -
       Pre-tax earnings from releasing the allowance
         for future losses................................            23.2               12.0                5.2
       Income tax expense.................................            (8.0)              (4.1)              (1.8)
                                                            -----------------  -----------------   -----------------
       Earnings from Other
         Discontinued Operations..........................   $        15.2      $         7.9       $        3.4
                                                            =================  =================   =================

        The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of Wind-up Annuities against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented.

        During 2005, 2004 and 2003, Wind-up Annuities' average recorded investment in impaired mortgage loans was zero, $8.4 million and $16.2 million, respectively. Interest income recognized on these impaired mortgage loans totaled zero, $1.0 million and $1.3 million for 2005, 2004 and 2003, respectively.

9)     GMDB, GMIB AND NO LAPSE GUARANTEE FEATURES

        A) Variable Annuity Contracts - GMDB and GMIB
           ------------------------------------------

        The Company has certain variable annuity contracts with GMDB and GMIB features in-force that guarantee one of the following:

               o Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

               o Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

               o Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages; or

               o Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

        The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities in 2005:

                                                                  GMDB               GMIB               TOTAL
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Balance at January 1, 2003.........................   $       128.4      $       117.5       $      245.9
         Paid guarantee benefits..........................           (65.6)                -               (65.6)
         Other changes in reserve.........................             6.5              (31.9)             (25.4)
                                                            -----------------  -----------------   -----------------
       Balance at December 31, 2003.......................            69.3               85.6              154.9
         Paid guarantee benefits..........................           (46.8)                -               (46.8)
         Other changes in reserve.........................            45.1               32.0               77.1
                                                            -----------------  -----------------   -----------------
       Balance at December 31, 2004.......................            67.6              117.6              185.2
         Paid guarantee benefits..........................           (39.6)              (2.2)             (41.8)
         Other changes in reserve.........................            87.2               58.2              145.4
                                                            -----------------  -----------------   -----------------
       Balance at December 31, 2005.......................   $       115.2      $       173.6       $      288.8
                                                            =================  =================   =================

        Related GMDB reinsurance ceded amounts were:

                                                                   GMDB
                                                            -----------------

       Balance at January 1, 2003.........................   $        21.5
         Paid guarantee benefits..........................           (18.5)
         Other changes in reserve.........................            14.2
                                                            -----------------
       Balance at December 31, 2003.......................            17.2
         Paid guarantee benefits..........................           (12.9)
         Other changes in reserve.........................             6.0
                                                            -----------------
       Balance at December 31, 2004.......................            10.3
         Paid guarantee benefits..........................           (12.1)
         Other changes in reserve.........................            24.5
                                                            -----------------
       Balance at December 31, 2005.......................   $        22.7
                                                            =================

        The GMIB reinsurance contracts are considered derivatives and are reported at fair value; see Note 16 of Notes to Consolidated Financial Statements.

        The December 31, 2005 values for those variable annuity contracts with GMDB and GMIB features currently in-force are presented in the following table. For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values. For contracts with the GMIB feature, the net amount at risk in the event of annuitization is the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. Since variable annuity contracts with GMDB guarantees may also offer GMIB guarantees in the same contract, the GMDB and GMIB amounts listed are not mutually exclusive:

                                                   RETURN
                                                     OF
                                                   PREMIUM       RATCHET         ROLL-UP         COMBO           TOTAL
                                                -------------- -------------  --------------  -------------  ---------------
                                                                        (DOLLARS IN MILLIONS)

       GMDB:
       -----
         Account values invested in:
            General Account..................   $    11,773    $     239       $     120      $      553     $    12,685
            Separate Accounts................   $    21,028    $   6,931       $   7,802      $   15,383     $    51,144
         Net amount at risk, gross...........   $       574    $     455       $   1,800      $       56     $     2,885
         Net amount at risk, net of amounts
           reinsured.........................   $       573    $     308       $   1,091      $       56     $     2,028
         Average attained age of
           contractholders...................          49.5         60.6            63.4            60.8            52.3
         Percentage of contractholders
           over age 70.......................           7.4%        22.2%           30.9%           21.0%           11.3%
         Range of contractually specified
            interest rates...................          N/A           N/A          3% - 6%        3% - 6%

       GMIB:
       -----
         Account values invested in:
            General Account..................          N/A           N/A       $       -      $      775     $       775
            Separate Accounts................          N/A           N/A       $   5,512      $   21,165     $    26,677
         Net amount at risk, gross...........          N/A           N/A       $     389      $        -     $       389
         Net amount at risk, net of amounts
           reinsured.........................          N/A           N/A       $      98      $        -     $        98
         Weighted average years remaining
           until annuitization...............          N/A           N/A             2.9             8.8             7.3
         Range of contractually specified
           interest rates....................          N/A           N/A          3% - 6%         3% - 6%

        B) Separate Account Investments by Investment Category Underlying GMDB
           -------------------------------------------------------------------
           and GMIB Features
           -----------------

        The total account values of variable annuity contracts with GMDB and GMIB features include amounts allocated to the guaranteed interest option which is part of the General Account and variable investment options which invest through Separate Accounts in variable insurance trusts. The following table presents the aggregate fair value of assets, by major investment category, held by Separate Accounts that support variable annuity contracts with GMDB and GMIB benefits and guarantees. The investment performance of the assets impacts the related account values and, consequently, the net amount of risk associated with the GMDB and GMIB benefits and guarantees. Since variable annuity contracts with GMDB benefits and guarantees may also offer GMIB benefits and guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:

               INVESTMENT IN VARIABLE INSURANCE TRUST MUTUAL FUNDS

                                                                                   DECEMBER 31,       December 31,
                                                                                       2005               2004
                                                                                  ----------------  ------------------
                                                                                             (IN MILLIONS)

       GMDB:
          Equity...............................................................    $   35,857        $    32,055
          Fixed income.........................................................         4,353              4,190
          Balanced.............................................................         9,121              5,337
          Other................................................................         1,813              1,551
                                                                                  ----------------  ------------------
          Total................................................................    $   51,144        $    43,133
                                                                                  ================  ==================

       GMIB:
          Equity...............................................................    $   17,540        $    14,325
          Fixed income.........................................................         2,608              2,425
          Balanced.............................................................         5,849              2,768
          Other................................................................           680                565
                                                                                  ----------------  ------------------
          Total................................................................    $   26,677        $    20,083
                                                                                  ================  ==================

        C) Hedging Programs for GMDB and GMIB Features
           -------------------------------------------

        In 2003, the Company initiated a program intended to hedge certain risks associated with the GMDB feature of the Accumulator(R) series of variable annuity products sold beginning April 2002. In 2004, the program was expanded to include hedging for certain risks associated with the GMIB feature of the Accumulator(R) series of variable annuity products sold beginning 2004. This program currently utilizes exchange-traded futures contracts that are dynamically managed in an effort to reduce the economic impact of unfavorable changes in GMDB and GMIB exposures attributable to movements in the equity and fixed income markets. At December 31, 2005, the total account value and net amount at risk of the hedged Accumulator(R) series of variable annuity contracts were $29,290 million and $71 million, respectively, with the GMDB feature and $14,164 million and zero, respectively, with the GMIB feature.

        Although these programs are designed to provide economic protection against the impact adverse market conditions may have with respect to GMDB and GMIB guarantees, they do not qualify for hedge accounting treatment under SFAS No. 133. Therefore, SFAS No. 133 requires gains or losses on the futures contracts used in these programs, including current period changes in fair value, to be recognized in investment income in the period in which they occur, and may contribute to earnings volatility.

        D) Variable and Interest-Sensitive Life Insurance Policies - No Lapse
           ------------------------------------------------------------------
           Guarantee
           ---------

        The no lapse guarantee feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due. The no lapse guarantee remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements.

        The following table summarizes the no lapse guarantee liabilities reflected in the General Account in future policy benefits and other policyholders liabilities, and related reinsurance ceded:















                                                                  DIRECT           REINSURANCE
                                                                LIABILITY             CEDED                NET
                                                             -----------------   -----------------   -----------------
                                                                                  (IN MILLIONS)

       Balance at January 1, 2004.........................    $        37.4       $         -         $       37.4
         Impact of adoption of SOP 03-1...................            (23.4)              (1.7)              (25.1)
         Other changes in reserve.........................              6.5               (4.4)                2.1
                                                             -----------------   -----------------   -----------------
       Balance at December 31, 2004.......................             20.5               (6.1)               14.4
          Other changes in reserve........................             14.3              (14.3)                 -
                                                             -----------------   -----------------   -----------------
       Balance at December 31, 2005.......................    $        34.8       $      (20.4)       $       14.4
                                                             =================   =================   =================

10)     SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                   2005                  2004
                                                                              ----------------     -----------------
                                                                                          (IN MILLIONS)

       Short-term debt:
       Current portion of long-term debt....................................   $      399.7         $      399.9
       Promissory note, 3.84% ..............................................          248.3                248.3
                                                                              ----------------     -----------------
       Total short-term debt................................................          648.0                648.2
                                                                              ----------------     -----------------

       Long-term debt:
       AXA Equitable:
         Surplus Notes, 7.70%, due 2015.....................................          199.8                199.8
                                                                              ----------------     -----------------
             Total AXA Equitable............................................          199.8                199.8
                                                                              ----------------     -----------------

       AllianceBernstein:
         Senior Notes, 5.625%, due 2006.....................................             -                 399.2
         Other..............................................................            7.6                  8.3
                                                                              ----------------     -----------------
             Total AllianceBernstein........................................            7.6                407.5
                                                                              ----------------     -----------------

       Total long-term debt.................................................          207.4                607.3
                                                                              ----------------     -----------------

       Total Short-term and Long-term Debt..................................   $      855.4         $    1,255.5
                                                                              ================     =================

        Short-term Debt
        ---------------

        AXA Equitable discontinued its commercial paper program concurrent with the maturity of its $350.0 million credit facility during the fourth quarter of 2004.

        On July 9, 2004, AXA and certain of its subsidiaries entered into a
        (euro)3.5 billion global credit facility which matures July 9, 2009, with a group of 30 commercial banks and other lenders. Under the terms of the revolving credit facility, up to $500.0 million is available to AXA Financial, the parent of AXA Equitable.

        AXA Equitable has a $350.0 million, one-year promissory note, of which $101.7 million is included within Wind-up Annuities. The promissory note, which matures in March 2006, is related to wholly owned real estate. Certain terms of the promissory note, such as interest rate and maturity date, are negotiated annually.

        At December 31, 2005 and 2004, the Company had pledged real estate of $320.8 million and $307.1 million, respectively, as collateral for certain short-term debt.

        In August 2001, AllianceBernstein issued $400.0 million 5.625% notes pursuant to a shelf registration statement under which AllianceBernstein may issue up to $600.0 million in senior debt securities. These AllianceBernstein notes mature in August 2006 and are redeemable at any time. The proceeds from the AllianceBernstein notes were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes.

        Since 1998, AllianceBernstein has had a $425.0 million commercial paper program. In September 2002, AllianceBernstein entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders. Of the $800.0 million total, $425.0 million is intended to provide back-up liquidity for AllianceBernstein's $425.0 million commercial paper program, with the balance available for general purposes. Under this revolving credit facility, the interest rate, at the option of AllianceBernstein, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal funds rate. The revolving credit facility contains covenants that, among other things, require AllianceBernstein to meet certain financial ratios. AllianceBernstein was in compliance with the covenants at December 31, 2005. On February 17, 2006, Alliance Bernstein replaced the existing agreement with a new $800.0 million five-year revolving credit facility with substantially identical terms.

        At December 31, 2005, no borrowings were outstanding under AllianceBernstein's commercial paper program or revolving credit facilities.

        At December 31, 2005, AllianceBernstein maintained a $100.0 million extendible commercial notes ("ECN") program as a supplement to its $425.0 million commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support. At December 31, 2005, no amounts were outstanding under the ECN program.

        Long-term Debt
        --------------

        At December 31, 2005, the Company was not in breach of any debt covenants.

        At December 31, 2005, aggregate maturities of the long-term debt based on required principal payments at maturity were $400.0 million for 2006, $7.6 million for 2007, zero for 2008, 2009, 2010, and $200.0 million thereafter.

11)     INCOME TAXES

        A summary of the income tax expense in the consolidated statements of earnings follows:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Income tax expense:
         Current expense .................................   $       237.5      $       358.9       $      112.5
         Deferred expense.................................           282.0               37.4              128.0
                                                            -----------------  -----------------   -----------------
       Total..............................................   $       519.5      $       396.3       $      240.5
                                                            =================  =================   =================

        The income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before income taxes and minority interest by the expected income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Expected income tax expense........................   $       715.8      $       586.0       $      332.6
       Minority interest..................................          (175.9)            (110.4)             (58.7)
       Separate Account investment activity...............           (87.2)             (63.3)             (29.1)
       Non-taxable investment income......................           (19.7)             (22.6)             (20.8)
       Non-deductible penalty.............................             1.1                 -                14.8
       Adjustment of tax audit reserves...................            11.1                7.7               (9.9)
       Non-deductible goodwill and other intangibles......             2.8                2.7                 -
       State income taxes.................................            28.3                 -                  -
       AllianceBernstein Federal and foreign taxes........            41.4                 -                  -
       Other..............................................             1.8               (3.8)              11.6
                                                            -----------------  -----------------   -----------------
       Income Tax Expense.................................   $       519.5      $       396.3       $      240.5
                                                            =================  =================   =================

        The components of the net deferred income taxes are as follows:

                                                       DECEMBER 31, 2005                  December 31, 2004
                                                --------------------------------   ---------------------------------
                                                    ASSETS        LIABILITIES          Assets         Liabilities
                                                ---------------  ---------------   ---------------  ----------------
                                                                           (IN MILLIONS)

       Compensation and related benefits......   $        -       $      285.3      $        -       $      213.9
       Reserves and reinsurance...............         929.2                -             945.1                -
       DAC....................................            -            2,200.6               -            2,026.8
       Unrealized investment gains............            -              250.7               -              483.7
       Investments............................            -              739.5               -              557.9
       Other..................................         107.2                -                -               41.9
                                                ---------------  ---------------   ---------------  ----------------
       Total..................................   $   1,036.4      $    3,476.1      $     945.1      $    3,324.2
                                                ===============  ===============   ===============  ================

        In 2003, the IRS commenced an examination of the AXA Financial Group's consolidated Federal income tax returns, which includes the Company, for the years 1997 through 2001. While that audit process is not yet complete, the IRS began an examination of AXA Financial Group's consolidated 2002 and 2003 returns during 2005. Management believes these audits will have no material adverse effect on the Company's consolidated results of operations or financial position.

12)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

        The Insurance Group reinsured most of its new variable life, universal life and term life policies on an excess of retention basis. Through October 2005, the Insurance Group retained mortality risk up to a maximum of $15 million on single-life policies and $20 million on second-to-die policies with the excess 100% reinsured. In November 2005, the Insurance Group increased the retention on single life policies to $25 million and on second to die policies to $30 million with the excess 100% reinsured. For certain segments of its business, the Insurance Group ceded 50% of the business underwritten by AXA Equitable on a guaranteed or simplified issue basis was ceded on a yearly renewable term basis. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases. Likewise, certain risks that would otherwise be reinsured on a proportional basis have been retained.

        At December 31, 2005, the Company had reinsured in the aggregate approximately 29.7% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 74.8% of its current liability exposure resulting from the GMIB feature. See Note 9 of Notes to Consolidated Financial Statements.

        Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, considered derivatives under SFAS No. 133, at December 31, 2005 and 2004 were $132.6 million and $90.0 million, respectively. The increase (decrease) in estimated fair value was $42.6 million, $61.0 million and $(91.0) million for 2005, 2004 and 2003, respectively.

        At December 31, 2005 and 2004, respectively, reinsurance recoverables related to insurance contracts amounted to $2.60 billion and $2.55 billion. Reinsurance payables related to insurance contracts totaling $39.7 million and $35.5 million are included in other liabilities in the consolidated balance sheets.

        The Insurance Group cedes substantially all of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $288.4 million and $381.1 million at December 31, 2005 and 2004, respectively.

        The Insurance Group also cedes a portion of its extended term insurance and paid up life insurance and substantially all of its individual disability income business through various coinsurance agreements.

        In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life reinsurance from professional reinsurers. The Insurance Group has also assumed accident, health, aviation and space risks by participating in or reinsuring various reinsurance pools and arrangements. Reinsurance assumed reserves at December 31, 2005 and 2004 were $624.6 million and $653.0 million, respectively.

        The following table summarizes the effect of reinsurance (excluding group life and health):

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Direct premiums....................................   $       901.0      $       828.9       $      913.8
       Reinsurance assumed................................           170.1              191.2              153.2
       Reinsurance ceded..................................          (189.4)            (140.5)            (177.6)
                                                            -----------------  -----------------   -----------------
       Premiums...........................................   $       881.7      $       879.6       $      889.4
                                                            =================  =================   =================

       Universal Life and Investment-type Product
         Policy Fee Income Ceded..........................   $       169.3      $       134.8       $      100.3
                                                            =================  =================   =================
       Policyholders' Benefits Ceded......................   $       300.2      $       361.0       $      390.9
                                                            =================  =================   =================
       Interest Credited to Policyholders' Account
         Balances Ceded...................................   $        50.9      $        50.2       $       49.7
                                                            =================  =================   =================


13)     EMPLOYEE BENEFIT PLANS

        The Company (other than AllianceBernstein) sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. These pension plans are non-contributory and their benefits are based on a cash balance formula or, for certain participants, years of service and final average earnings, if greater, under certain grandfathering rules in the plans. AllianceBernstein maintains a qualified, non-contributory, defined benefit retirement plan covering current and former employees who were employed by AllianceBernstein in the United States prior to October 2, 2000. AllianceBernstein's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company uses a December 31 measurement date for its pension and postretirement plans.

        Generally, the Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company made cash contributions of $78.7 million in 2005. No significant cash contributions to the Company's qualified plans are expected to be required to satisfy their minimum funding requirements for the year ended 2006.

        Components of net periodic pension expense follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Service cost.......................................   $        36.0      $        34.6       $       31.8
       Interest cost on projected benefit obligations.....           123.7              121.9              122.6
       Expected return on assets..........................          (173.7)            (170.9)            (173.9)
       Net amortization and deferrals.....................            78.8               64.7               53.4
                                                            -----------------  -----------------   -----------------
       Net Periodic Pension Expense.......................   $        64.8      $        50.3       $       33.9
                                                            =================  =================   =================

        The projected benefit obligations under the pension plans were comprised of:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2005                2004
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       Benefit obligations, beginning of year.................................  $     2,212.0       $    2,013.3
       Service cost...........................................................           30.0               28.6
       Interest cost..........................................................          123.7              121.9
       Actuarial losses ......................................................          128.7              184.0
       Benefits paid..........................................................         (128.9)            (135.8)
                                                                               -----------------   -----------------
       Benefit Obligations, End of Year.......................................  $     2,365.5       $    2,212.0
                                                                               =================   =================

        The change in plan assets and the funded status of the pension plans was as follows:

                                                                                             DECEMBER 31,
                                                                                  -----------------------------------
                                                                                       2005               2004
                                                                                  ----------------  -----------------
                                                                                            (IN MILLIONS)

       Plan assets at fair value, beginning of year.............................. $    2,126.7       $     2,015.1
       Actual return on plan assets..............................................        208.9               243.9
       Contributions.............................................................         78.5                11.4
       Benefits paid and fees....................................................       (135.6)             (143.7)
                                                                                  ----------------  -----------------
       Plan assets at fair value, end of year....................................      2,278.5             2,126.7
       Projected benefit obligations.............................................      2,365.5             2,212.0
                                                                                  ----------------  -----------------
       (Underfunding) excess of plan assets over projected benefit obligations...        (87.0)              (85.3)
       Unrecognized prior service cost...........................................        (24.4)              (29.8)
       Unrecognized net loss from past experience different
         from that assumed.......................................................        957.3               947.5
       Unrecognized net asset at transition......................................         (1.0)               (1.3)
                                                                                  ----------------  -----------------
       Prepaid Pension Cost, Net................................................. $      844.9       $       831.1
                                                                                  ================  =================

        The prepaid pension costs for pension plans with projected benefit obligations in excess of plan assets were $868.3 million and $852.4 million and the accrued liabilities for pension plans with accumulated benefit obligations in excess of plan assets were $23.4 million and $21.3 million at December 31, 2005 and 2004, respectively.

        The following table discloses the estimated fair value of plan assets and the percentage of estimated fair value to total plan assets:

                                                                              DECEMBER 31,
                                                         ------------------------------------------------------------
                                                                   2005                             2004
                                                         --------------------------------  --------------------------
                                                                                 (IN MILLIONS)
                                                                ESTIMATED                       Estimated
                                                                FAIR VALUE           %          Fair Value      %
                                                         ------------------------- ------  ------------------ ------

       Corporate and government debt securities........    $       452.3           19.9    $      450.1       21.2
       Equity securities...............................          1,526.5           67.0         1,468.0       69.0
       Equity real estate .............................            221.8            9.7           192.8        9.1
       Short-term investments..........................             77.9            3.4            14.9         .7
       Other...........................................               -               -              .9          -
                                                         -------------------------         ------------------
       Total Plan Assets...............................    $     2,278.5                   $    2,126.7
                                                         =========================         ==================

        The primary investment objective of the plans of the Company is to maximize return on assets, giving consideration to prudent risk. The asset allocation is designed with a long-term investment horizon, based on target investment of 65% equities, 25% fixed income and 10% real estate. Emphasis is given to equity investments, given their higher expected rate of return. Fixed income investments are included to provide less volatile return. Real estate investments offer diversity to the total portfolio and long-term inflation protection.

        A secondary investment objective of the plans of the Company is to minimize variation in annual net periodic pension cost over the long term and to fund as much of the future liability growth as practical. Specifically, a reasonable total rate of return is defined as income plus realized and unrealized capital gains and losses such that the growth in projected benefit obligation is less than the return on investments plus contributions.

        The assumed discount rates for measurement of the benefit obligations at December 31, 2005 and 2004 each reflect the rates at which pension benefits then could be effectively settled. Specifically at December 31, 2005, projected nominal cash outflows to fund expected annual benefits payments under the Company's qualified and non-qualified pension and postretirement benefit plans were discounted using a published high-quality bond yield curve. The discount rate of 5.25% disclosed below as having been used to measure the benefits obligation at December 31, 2005 represents the blended or level equivalent discount rate that produces the same present value measure of the benefits obligation as the aforementioned discounted cash flow analysis. This methodology is a refinement from that used at December 31, 2004 and years prior thereto for purpose of measuring the benefits obligation, for which the assumed discount rate was estimated by benchmarking off of a published long-term bond index determined to be consistent with the timing and amount of expected benefit payments. The following table discloses the weighted-average assumptions used to measure the Company's pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2005 and 2004.

                                                                                     AXA FINANCIAL GROUP
                                                                               --------------------------------
                                                                                   2005               2004
                                                                                   ----               ----
       Discount rate:
         Benefit obligation...............................................        5.25%              5.75%
         Periodic cost....................................................        5.75%              6.25%

       Rate of compensation increase:
         Benefit obligation and periodic cost.............................        6.00%              5.75%
       Expected long-term rate of return on plan assets (periodic cost)...        8.50%              8.50%

        As noted above, the pension plans' target asset allocation is 65% equities, 25% fixed maturities, and 10% real estate. Management reviewed the historical investment returns and future expectations of returns from these asset classes to conclude that a long-term expected rate of return of 8.5% is reasonable.

        The aggregate accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $66.9 million and $47.9 million at December 31, 2005 and $59.3 million and $40.7 million at December 31, 2004, respectively. The accumulated benefit obligation for all defined benefit pension plans was $2,289.9 million and $ 2,072.6 million at December 31, 2005 and 2004, respectively. The aggregate projected benefit obligation for pension plans with projected benefit obligations in excess of plan assets was $2,365.5 million at December 31, 2005 and $2,212.0 million at December 31, 2004.

        Prior to 1987, the pension plan funded participants' benefits through the purchase of non-participating annuity contracts from AXA Equitable. Benefit payments under these contracts were approximately $21.7 million, $23.2 million and $24.5 million for 2005, 2004 and 2003, respectively.

        The following table sets forth an estimate of future benefits expected to be paid in each of the next five years, beginning January 1, 2006, and in the aggregate for the five years thereafter. These estimates are based on the same assumptions used to measure the respective benefit obligations at December 31, 2005 and include benefits attributable to estimated future employee service.


                                              Pension Benefits
                                            --------------------
                                               (In Millions)

                  2006......................$      158.2
                  2007......................       169.1
                  2008......................       169.4
                  2009......................       172.5
                  2010......................       174.2
                 Years 2011-2015............       889.8

       The Medicare Prescription Drug, Improvement and Modernization Act of 2003 introduced a prescription drug benefit under Medicare Part D that would go into effect in 2006 as well as a Federal subsidy to employers whose plans provide an "actuarially equivalent" prescription drug benefit. In 2005, following the issuance of regulations, management and its actuarial advisors concluded that the prescription drug benefits provided under the Company's retiree medical plans are actuarially equivalent to the new Medicare prescription drug benefits. Consequently, the estimated subsidy has been reflected in measurements of the accumulated postretirement benefits obligations for these plans as of January 1, 2005, and the resulting aggregate reduction of $51.9 million is accounted for prospectively as an actuarial experience gain in accordance with FSP No. 106-2. The impact of the MMA, including the effect of the subsidy, resulted in a decrease in the annual net periodic postretirement benefits costs for 2005 of approximately $7.4 million.

       AllianceBernstein maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The AllianceBernstein Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to AllianceBernstein in amounts equal to benefits paid under the AllianceBernstein Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, AllianceBernstein agreed to invest $96.0 million per annum for three years to fund purchases of AllianceBernstein Holding units or an AllianceBernstein sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or hired to replace them. The Company has recorded compensation and benefit expenses in connection with these deferred compensation plans totaling $186.2 million, $146.7 million and $124.2 million for 2005, 2004 and 2003, respectively (including $29.1 million, $61.3 million and $85.1 million for 2005, 2004 and 2003, respectively, relating to the Bernstein deferred compensation plan).

14)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        Derivatives
        -----------

        The Insurance Group primarily uses derivatives for asset/liability risk management, for hedging individual securities and certain equity exposures and to reduce the Insurance Group's exposure of interest rate fluctuations. Various derivative instruments are used to achieve these objectives, including interest rate floors and interest rate swaps. In addition, the Company periodically enters into futures contracts to hedge certain equity exposures, including the program to hedge certain risks associated with the GMDB/GMIB features of the Accumulator series of annuity products. At December 31, 2005, the Company's outstanding equity-based futures contracts were exchanged-traded and net settled each day. Also, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in annuity contracts issued by the Company. See Note 12 to Notes to Consolidated Financial Statements.

        Margins on individual insurance and annuity contracts are affected by interest rate fluctuations. If interest rates fall, crediting interest rates and dividends would be adjusted subject to competitive pressures. In addition, policies are subject to minimum rate guarantees. To hedge exposure to lower interest rates, the Company has used interest rate floors. At December 31, 2005 and 2004, respectively the outstanding notional amount of interest rate floors was $24.0 billion and $12.0 billion. For 2005 and 2004, respectively, net unrealized losses of $3.7 million and $3.9 million were recognized from floor contracts. These derivatives do not qualify for hedge accounting treatment under GAAP.

        The Company issues certain variable annuity products with GMDB and GMIB features. The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholder account balances would support. The risk associated with the GMIB feature is that under-performance of the financial markets could result in GMIB benefits, in the event of election, being higher than what accumulated policyholders account balances would support. The Company initiated a dynamic hedging program in the third quarter 2003, utilizing exchange traded futures contracts, to hedge certain risks associated with the GMDB feature of certain annuity products with a total account value of $29,290 million at December 31, 2005 and, in 2004, initiated a similar program to hedge certain risks associated with the GMIB feature of certain annuity products with a total account value of $14,164 million at December 31, 2005. The futures contracts are managed to correlate with changes in the value of the GMDB and GMIB feature that result from financial markets movements. AXA Financial Group retains basis risk and risk associated with actual versus expected assumptions for mortality, lapse and election rate. This program does not qualify for hedge accounting treatment under GAAP. At December 31, 2005, the Company had open exchange-traded futures positions on the S&P 500, Russell 1000 and

        NASDAQ 100 indices, having aggregate notional totals of $1,848.0 million and initial margin requirements of $99.4 million. Contracts are net settled daily. At December 31, 2005, the Company had open exchange-traded futures positions on the 10-year U.S. Treasury Note, having aggregate notional totals $286.6 million and initial margin requirements of $5.0 million. Contracts are net settled daily. For 2005 and 2004, net realized gains (losses) of $(140.9) million and $(63.1) million and net unrealized gains (losses) of $59.2 million and (20.6) million were recognized from futures contracts utilized in this program and were partially offset by similar declines in the GMDB and GMIB reserve. AXA Equitable is exposed to equity market fluctuations through investments in its variable annuity Separate Accounts. In 2005, AXA Equitable initiated a program utilizing exchange traded equity futures designed to minimize such risk. At December 31, 2005, AXA Equitable had open exchange-traded futures positions with an aggregate notional amount of $73.3 million and an initial margin requirement of $4.0 million.

        The Company is exposed to counterparty risk attributable to hedging transactions entered into with counterparties. Exposure to credit risk is controlled with the respect to each counterparty through a credit appraisal and approval process. Each counterparty is currently rated 1 by the National Association of Insurance Commissioners ("NAIC").

        All derivatives outstanding at December 31, 2005 and 2004 are recognized on the balance sheet at their fair values. The outstanding notional amounts of derivative financial instruments purchased and sold were:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2005                2004
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       Notional Amount by Derivative Type:
          Options:
              Floors..........................................................  $    24,000         $   12,000
              Exchange traded U.S. Treasuries and equity index futures........        2,208              1,113
                                                                               -----------------   -----------------
          Total...............................................................  $    26,208         $   13,113
                                                                               =================   =================

        At December 31, 2005 and 2004 and during the years then ended, there were no hybrid instruments that required bifurcation of an embedded derivative component under the provisions of SFAS No. 133.

        All gains and losses on derivative financial instruments utilized by the Company in 2005, 2004 and 2003 were reported in earnings. None of the derivatives were designated as qualifying hedges under SFAS No. 133. For 2005, 2004 and 2003, respectively, investment results on derivative positions, principally in Net investment income, included gross gains of $84.2 million, $26.2 million and $0.6 million and gross losses of $169.7 million, $114.2 million and $42.6 million that were recognized.

        Fair Value of Financial Instruments
        -----------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market values of off-balance-sheet financial instruments of the Insurance Group were not material at December 31, 2005 and 2004.

        Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

        The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

        The fair values for variable deferred annuities and single premium deferred annuities, included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

        Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate that takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

        The carrying value and estimated fair value for financial instruments not previously disclosed in Notes 3, 7, 8 and 10 of Notes to Consolidated Financial Statements are presented below:

                                                                           DECEMBER 31,
                                                --------------------------------------------------------------------
                                                             2005                                2004
                                                --------------------------------   ---------------------------------
                                                   CARRYING        ESTIMATED          Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value          Fair Value
                                                ---------------  ---------------   ---------------  ----------------
                                                                           (IN MILLIONS)

       Consolidated:
       -------------
       Mortgage loans on real estate..........   $    3,233.9     $     3,329.0     $    3,131.9     $     3,321.4
       Other limited partnership interests....          937.3             937.3            891.0             891.0
       Policy loans...........................        3,824.2           4,245.6          3,831.4           4,358.2
       Policyholders liabilities:
         Investment contracts.................       18,021.0          18,289.1         17,755.5          18,175.5
       Long-term debt.........................          207.4             240.2            607.3             665.9

       Closed Block:
       -------------
       Mortgage loans on real estate..........   $      930.3     $       957.7     $    1,098.8     $     1,162.9
       Other equity investments...............            3.3               3.3              3.8               3.8
       Policy loans...........................        1,284.4           1,454.1          1,322.5           1,535.4
       SCNILC liability.......................           11.4              11.6             13.1              13.1

       Wind-up Annuities:
       ------------------
       Mortgage loans on real estate..........   $        6.7     $         7.1     $       21.4     $        23.1
       Other equity investments...............            3.1               3.1              4.4               4.4
       Guaranteed interest contracts..........            6.5               6.4              6.8               6.8
       Long-term debt.........................          101.7             101.7            101.7             101.7


15)     COMMITMENTS AND CONTINGENT LIABILITIES

        In addition to its debt and lease commitments discussed in Notes 10 and 17 of Notes to Consolidated Financial Statements, from time to time, the Company has provided certain guarantees or commitments to affiliates, investors and others. At December 31, 2005, these arrangements included commitments by the Company to provide equity financing of $465.2 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

        AXA Equitable is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, AXA Equitable owns single premium annuities issued by previously wholly owned life insurance subsidiaries. AXA Equitable has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for AXA Equitable to satisfy those obligations is remote.

        The Company had $60.5 million of undrawn letters of credit related to reinsurance at December 31, 2005. AXA Equitable had $46.9 million in commitments under existing mortgage loan agreements at December 31, 2005.

        In February 2002, AllianceBernstein signed a $125.0 million agreement with a commercial bank under which it guaranteed certain obligations of SCB LLC incurred in the ordinary course of its business in the event SCB LLC is unable to meet these obligations. At December 31, 2005, AllianceBernstein was not required to perform under the agreement and had no liability outstanding in connection with the agreement.

16)     LITIGATION

        A number of lawsuits have been filed against life and health insurers in the jurisdictions in which AXA Equitable and its respective insurance subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. AXA Equitable,and AXA Life, like other life and health insurers, from time to time are involved in such litigations.

        In October 2000, an action entitled AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP V. AXA CLIENT SOLUTIONS, LLC; THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES; AND AXA FINANCIAL, INC. was commenced in the United States District Court for the Northern District of Illinois. The complaint alleges that the defendants, in connection with certain annuities issued by AXA Equitable (i) breached an agreement with the plaintiffs involving the execution of subaccount transfers, and
        (ii) wrongfully withheld withdrawal charges in connection with the termination of such annuities. Plaintiffs seek substantial lost profits and injunctive relief, punitive damages and attorneys' fees. Plaintiffs also seek return of the withdrawal charges. In March 2001, plaintiffs filed an amended complaint. The District Court granted defendants' motion to dismiss AXA Client Solutions and AXA Financial from the amended complaint, and dismissed the conversion claims in June 2001. In July 2004, the court dismissed EMERALD's complaint for lack of subject matter (diversity) jurisdiction. In June 2004, Emerald filed a new complaint that was substantially similar to the complaint filed in the dismissed action against AXA Equitable, AXA Client Solutions, LLC, and AXA Financial in the United States District Court for the Northern District of Illinois. In July 2004, EMERALD filed an amended complaint and AXA Equitable filed a partial motion to dismiss the amended complaint, which was granted. In September 2004, the Court granted EMERALD's motion to dismiss several affirmative defenses asserted by AXA Equitable. In December 2005, the Court granted summary judgment on liability with respect to three of EMERALD's causes of action. In January 2006, AXA Equitable filed a motion for reconsideration. While the monetary damages sought by plaintiffs, if awarded, could have a material adverse effect on the consolidated financial position and results of operations of the Company, management believes that the ultimate resolution of this litigation should not have a material adverse effect on the Company's consolidated financial position.

        After the District Court denied defendants' motion to assert certain defenses and counterclaims in AMERICAN NATIONAL BANK, AXA Equitable commenced a separate action, in December 2001, entitled THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES V. AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP, in the United States District Court for the Northern District of Illinois. The complaint arises out of the same facts and circumstances as described in AMERICAN NATIONAL BANK. AXA Equitable's complaint alleges common law fraud and equitable rescission in connection with certain annuities issued by AXA Equitable. AXA Equitable seeks unspecified money damages, rescission, punitive damages and attorneys' fees. Defendants' counterclaims, filed in March 2002, allege common law fraud, violations of the Federal and Illinois Securities Acts and violations of the Illinois and New York Consumer Fraud Acts. Defendants seek unspecified money damages, punitive damages and attorneys' fees. In May 2002, the District Court granted in part and denied in part AXA Equitable's motion to dismiss defendants' counterclaims, dismissing defendants' Illinois Securities Act and New York Consumer Fraud Act claims. In September 2004, the court granted AXA Equitable's motion to dismiss this action and retained jurisdiction over EMERALD's counterclaims in the action.

        In January 2004, DH2, Inc., an entity related to Emerald Investments LP filed a lawsuit in the United States District Court for the Northern District of Illinois against AXA Equitable and EQ Advisors Trust ("EQAT"), asserting claims for breach of contract and breach of fiduciary duty, claims under the Federal securities laws, and misappropriation of trade secrets. The complaint alleges that AXA Equitable and EQAT wrongfully misappropriated DH2, Inc.'s confidential and proprietary information to implement fair value pricing of securities within the subaccounts of DH2, Inc.'s variable annuity, which diminished the profitability of its proprietary trading strategy. The complaint also alleges that AXA Equitable and EQAT implemented fair value pricing for an improper purpose and without adequate disclosure. The complaint further alleges that AXA Equitable and EQAT are not permitted to implement fair value pricing of securities. In July 2004, DH2 filed an amended complaint adding the individual trustees of EQAT as defendants. In March 2005, the Court granted all defendants' motion to dismiss, dismissing DH2's claims for alleged violations of the Investment Company Act of 1940, as amended (the "Investment Company Act") with prejudice and dismissing the remaining claims without prejudice on the ground that DH2 failed to state a claim under the Federal securities laws. In April 2005, DH2 filed a second amended complaint, which alleges claims substantially similar to those included in the original amended complaint. In December 2005, the court granted in part and denied in part, defendant's motion to dismiss the second amended complaint.

        A putative class action entitled STEFANIE HIRT, ET AL. V. THE EQUITABLE RETIREMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS, ET AL. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula". The complaint challenges the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs allege that the change to the cash balance formula violates ERISA by reducing the rate of accruals based on age, failing to comply with ERISA's notice requirements and improperly applying the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violates ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula". Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violates ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim has been dismissed. In March 2003, plaintiffs filed an amended complaint elaborating on the remaining claims in the original complaint and adding additional class and individual claims alleging that the adoption and announcement of the cash balance formula and the subsequent announcement of changes in the application of the cash balance formula failed to comply with ERISA. By order dated May 2003, the District Court, as requested by the parties, certified the case as a class action, including a sub-class of all current and former Plan participants, whether active, inactive or retired, their beneficiaries or estates, who were subject to a 1991 change in application of the cash balance formula. In July 2004, the parties filed cross motions for summary judgment asking the court to find in their respective favors on plaintiffs' claim that (1) the cash balance formula of the retirement plan violates ERISA's age discrimination provisions and (2) the notice of plan amendment distributed by AXA Equitable violated ERISA's notice rules. Following a hearing on the motions, the court ordered a limited amount of additional discovery to be conducted followed by a subsequent hearing. In April 2005, the Court denied the cross motions for summary judgment without prejudice. In July 2005, the parties refiled cross motions for summary judgment, and an evidentiary hearing was held in August 2005 on one of the claims.

        In January 2003, a putative class action entitled BERGER ET AL. V. AXA NETWORK, LLC AND THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was commenced in the United States District Court for the Northern District of Illinois by two former agents on behalf of themselves and other similarly situated present, former and retired agents who, according to the complaint, "(a) were discharged by Equitable Life from `statutory employee status' after January 1, 1999, because of Equitable Life's adoption of a new policy stating that in any given year, those who failed to meet specified sales goals during the preceding year would not be treated as `statutory employees,' or (b) remain subject to discharge from `statutory employee' status based on the policy applied by Equitable Life". The complaint alleges that the company improperly "terminated" the agents' full-time life insurance salesman statutory employee status in or after 1999 by requiring attainment of minimum production credit levels for 1998, thereby making the agents ineligible for benefits and "requiring" them to pay Self-Employment Contribution Act taxes. The former agents, who assert claims for violations of ERISA and 26 U.S.C. 3121, and breach of contract, seek declaratory and injunctive relief, plus restoration of benefits and an adjustment of their benefit plan contributions and payroll tax withholdings. In July 2003, the United States District Court for the Northern District of Illinois granted in part and denied in part AXA Equitable's motion to dismiss the complaint. AXA Equitable has answered plaintiffs' remaining claim for violation of ERISA. In March 2004, the District

        Court entered an order certifying a class consisting of "[a]ll present, former and retired Equitable agents who (a) lost eligibility for benefits under any Equitable ERISA plan during any period on or after January 1, 1999 because of the application of the policy adopted by Equitable of using compliance with specified sales goals as the test of who was a "full time life insurance salesman" and thereby eligible for benefits under any such plan, or (b) remain subject to losing such benefits in the future because of the potential application to them of that policy". In May 2005, the Court granted AXA Equitable's motion for summary judgment and dismissed the remaining claim of violation of ERISA. In May 2005, the plaintiffs filed an appeal to the 7th Circuit Court of Appeals.

        In September 2004, a petition for appraisal entitled CEDE & CO. V. AXA FINANCIAL, INC. was filed in the Delaware Court of Chancery by an alleged former MONY stockholder. The petition seeks a judicial appraisal of the value of the MONY shares held by former MONY stockholders holding approximately 3.6 million shares of MONY common stock who demanded appraisal pursuant to Section 262 of the General Corporation Law of the State of Delaware and have not withdrawn their demands. The parties are engaged in discovery. On or about November 4, 2004, a petition for appraisal entitled HIGHFIELDS CAPITAL LTD. V. AXA FINANCIAL, INC. was filed in the Delaware Court of Chancery by another alleged former MONY stockholder.

        The relief sought by the Highfields Capital petition is substantially identical to that sought pursuant to the Cede & Co. petition. The parties are engaged in discovery. In February 2005, the Delaware Court of Chancery consolidated the two actions for all purposes.

        In April 2004, a purported nationwide class action lawsuit was filed in the Circuit Court for Madison County, Illinois entitled MATTHEW WIGGENHORN V. EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. The lawsuit alleges that AXA Equitable uses stale prices for the foreign securities within the investment divisions of its variable insurance products. The complaint further alleges that AXA Equitable's use of stale pricing diluted the returns of the purported class. The complaint also alleges that AXA Equitable breached its fiduciary duty to the class by allowing market timing in general within AXA Equitable's variable insurance products, thereby diluting the returns of the class. In June 2005, this case was transferred by the Judicial Panel on Multidistrict Litigation to the U.S. District Court in Maryland, where other market-timing related litigation is pending. In June 2005, plaintiff filed an amended complaint. In July 2005, AXA Equitable filed a motion to dismiss the amended complaint, which is pending.

        ALLIANCE LITIGATION

        In April 2002, a consolidated complaint entitled IN RE ENRON CORPORATION SECURITIES LITIGATION ("Enron Complaint") was filed in the United States District Court for the Southern District of Texas, Houston Division, against numerous defendants, including AllianceBernstein. The principal allegations of the Enron Complaint, as they pertain to AllianceBernstein, are that AllianceBernstein violated Sections 11 and 15 of the Securities Act of 1933, as amended ("Securities Act") with respect to a registration statement filed by Enron and effective with the SEC on July 18, 2001, which was used to sell $1.9 billion Enron Zero Coupon Convertible Notes due 2021. Plaintiffs allege the registration statement was materially misleading and that Frank Savage, a director of Enron, who was at that time an employee of AllianceBernstein and a director of the general partner of AllianceBernstein (the "General Partner"), signed the registration statement at issue. Plaintiffs therefore assert that AllianceBernstein is itself liable for the allegedly misleading registration statement. Plaintiffs seek rescission or a rescissionary measure of damages. In June 2002, AllianceBernstein moved to dismiss the Enron Complaint as the allegations therein pertain to it. In March 2003, that motion was denied. In May 2003, a First Amended Consolidated Complaint, with substantially identical allegations as to AllianceBernstein, was filed. AllianceBernstein filed its answer in June 2003. In May 2003, plaintiffs filed an Amended Motion For Class Certification. In October 2003, following the completion of class discovery, AllianceBernstein filed its opposition to class certification. AllianceBernstein's motion is pending. The case is currently in discovery.

        In September 2002, a complaint entitled LAWRENCE E. JAFFE PENSION PLAN, LAWRENCE E. JAFFE TRUSTEE U/A 1198 V. ALLIANCE CAPITAL MANAGEMENT L.P., ALFRED HARRISON AND ALLIANCE PREMIER GROWTH FUND, INC. ("JAFFE COMPLAINT") was filed in the United States District Court for the Southern District of New York against AllianceBernstein, Alfred Harrison (a former director) and the AllianceBernstein Premier Growth Fund (now known as the AllianceBernstein Large Cap Growth Fund "Large Cap Growth Fund") alleging violation of the Investment Company Act. Plaintiff seeks damages equal to Large Cap Growth Fund's losses as a result of Large Cap Growth Fund's investment in shares of Enron and a recovery of all fees paid by Large Cap Growth Fund to AllianceBernstein beginning November 1, 2000. In March 2003, the court granted AllianceBernstein's motion to transfer the JAFFE COMPLAINT to the United States District Court for the District of New Jersey for coordination with the now dismissed BENAK V. ALLIANCE CAPITAL MANAGEMENT L.P. AND ALLIANCE PREMIER GROWTH FUND action then pending. In December 2003, plaintiff filed an amended complaint ("Amended Jaffe Complaint") in the United States District Court for the District of New Jersey. The AMENDED JAFFE COMPLAINT alleges violations of Section 36(a) of the Investment Company Act, common law negligence, and negligent misrepresentation. Specifically, the AMENDED JAFFE COMPLAINT alleges that (i) the defendants breached their fiduciary duties of loyalty, care and good faith to Large Cap Growth Fund by causing Large Cap Growth Fund to invest in the securities of Enron, (ii) the defendants were negligent for investing in securities of Enron, and (iii) through prospectuses and other documents, defendants misrepresented material facts related to Large Cap Growth Fund's investment objective and policies. In January 2004, defendants moved to dismiss the AMENDED JAFFE COMPLAINT. In May 2005, the court granted defendant's motion and dismissed the case on the ground that plaintiff failed to make a demand on the Large Cap Growth Fund's Board of Directors ("LCG Board") pursuant to Rule 23.1 of the Federal Rules of Civil Procedure. Plaintiff's time to file an appeal has expired. In June 2005, plaintiff made a demand on the LCG Board, requesting that the LCG Board take action against AllianceBernstein for the reasons set forth in the AMENDED JAFFE COMPLAINT. In December 2005, the LCG Board rejected plaintiff's demand.

        In December 2002, a putative class action complaint entitled PATRICK J. GOGGINS ET AL. V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("GOGGINS COMPLAINT") was filed in the United States District Court for the Southern District of New York against AllianceBernstein, Large Cap Growth Fund and individual directors and certain officers of Large Cap Growth Fund. In August 2003, the court granted AllianceBernstein's motion to transfer the Goggins Complaint to the United States District Court for the District of New Jersey. In December 2003, plaintiffs filed an amended complaint ("AMENDED GOGGINS COMPLAINT") in the United States District Court for the District of New Jersey, which alleges that defendants violated Sections 11, 12(a)(2) and 15 of the Securities Act because Large Cap Growth Fund's registration statements and prospectuses contained untrue statements of material fact and omitted material facts. More specifically, the AMENDED GOGGINS COMPLAINT alleges that the Large Cap Growth Fund's investment in Enron was inconsistent with the Large Cap Growth Fund's stated strategic objectives and investment strategies. Plaintiffs seek rescissionary relief or an unspecified amount of compensatory damages on behalf of a class of persons who purchased shares of Large Cap Growth Fund during the period October 31, 2000 through February 14, 2002. In January 2004, AllianceBernstein moved to dismiss the AMENDED GOGGINS COMPLAINT. In December 2004, the court granted AllianceBernstein's motion and dismissed the case. In January 2005, plaintiffs appealed the court's decision. In January 2006, the U.S. Court of Appeals for the Third Circuit affirmed the dismissal. Plaintiffs' time to seek further review of the court's decision expires on April 13, 2006.

        In October 2003, a purported class action complaint entitled ERB ET AL.
        V. ALLIANCE CAPITAL MANAGEMENT L.P. ("ERB COMPLAINT") was filed in the Circuit Court of St. Clair County, Illinois against AllianceBernstein. Plaintiff, purportedly a shareholder in the Large Cap Growth Fund, alleged that AllianceBernstein breached unidentified provisions of Large Cap Growth Fund's prospectus and subscription and confirmation agreements that allegedly required that every security bought for Large Cap Growth Fund's portfolio must be a "1-rated" stock, the highest rating that AllianceBernstein's research analysts could assign. Plaintiff alleges that AllianceBernstein impermissibly purchased shares of stocks that were not 1-rated. In June 2004, plaintiff filed an amended complaint ("AMENDED ERB COMPLAINT") in the Circuit Court of St. Clair County, Illinois. The AMENDED ERB COMPLAINT allegations are substantially similar to those contained in the previous complaint, however, the AMENDED ERB COMPLAINT adds a new plaintiff and seeks to allege claims on behalf of a purported class of persons or entities holding an interest in any portfolio managed by AllianceBernstein's Large Cap Growth Team. The AMENDED ERB COMPLAINT alleges that AllianceBernstein breached its contracts with these persons or entities by impermissibly purchasing shares of stocks that were not 1-rated. Plaintiffs seek rescission of all purchases of any non-1-rated stocks AllianceBernstein made for Large Cap Growth Fund and other Large Cap Growth Team clients' portfolios over the past eight years, as well as an unspecified amount of damages. In July 2004, AllianceBernstein removed the ERB action to the United States District Court for the Southern District of Illinois on the basis that plaintiffs' claims are preempted under the Securities Litigation Uniform Standards Act. In August 2004, the District Court remanded the action to the Circuit Court. In September 2004, AllianceBernstein filed a notice of appeal with respect to the District Court's order. In December 2004, plaintiffs moved to dismiss AllianceBernstein's appeal. In September 2005, AllianceBernstein's appeal was denied.

        Market Timing-Related Matters

        In October 2003, a purported class action complaint entitled HINDO, ET AL. V. ALLIANCEBERNSTEIN GROWTH & INCOME FUND ET AL. ("Hindo Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, the General Partner, AXA Financial, the U.S. Funds, the registrants and issuers of those funds, certain officers of AllianceBernstein (the "AllianceBernstein defendants"), and certain other unaffiliated defendants, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the U.S. Funds. The HINDO COMPLAINT alleges that certain of the AllianceBernstein defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in "late trading" and "market timing" of U.S. Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Advisers Act"). Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts.

        Since October 2003, forty-three additional lawsuits making factual allegations generally similar to those in the HINDO COMPLAINT were filed in various Federal and state courts against AllianceBernstein and certain other defendants, and others may be filed. Such lawsuits have asserted a variety of theories for recovery including, but not limited to, violations of the Securities Act, the Exchange Act, the Advisers Act, the Investment Company Act, the Employee Retirement Income Security Act of 1974,as amended ("ERISA"), certain state securities statutes and common law. All state court actions against AllianceBernstein either were voluntarily dismissed or removed to Federal court.

        In February 2004, the Judicial Panel on Multidistrict Litigation ("MDL Panel") transferred all Federal actions to the United States District Court for the District of Maryland ("Mutual Fund MDL"). All of the actions removed to the Federal court also were transferred to the Mutual Fund MDL. The plaintiffs in the removed actions have since moved for remand, and that motion is pending.

        In September 2004, plaintiffs filed consolidated amended complaints with respect to four claim types: mutual fund shareholder claims; mutual fund derivative claims; derivative claims brought on behalf of AllianceBernstein Holding; and claims brought under ERISA by participants in the Profit Sharing Plan for Employees of AllianceBernstein. All four complaints include substantially identical factual allegations, which appear to be based in large part on the SEC Order and the NYAG Assurance of Discontinuance (the "NYAG AoD"). The claims in the mutual fund derivative consolidated amended complaint are generally based on the theory that all fund advisory agreements, distribution agreements and 12b-1 plans between AllianceBernstein and the U.S. Funds should be invalidated, regardless of whether market timing occurred in each individual fund, because each was approved by fund trustees on the basis of materially misleading information with respect to the level of market timing permitted in funds managed by AllianceBernstein. The claims asserted in the other three consolidated amended complaints are similar to those that the respective plaintiffs asserted in their previous Federal lawsuits. All of these lawsuits seek an unspecified amount of damages.

        In February 2004, AllianceBernstein received (i) a subpoena duces tecum from the Office of the Attorney General of the State of West Virginia and (ii) a request for information from the Office of the State Auditor, Securities Commission, for the State of West Virginia ("WV Securities Commissioner") (subpoena and request together, the "Information Requests"). Both Information Requests required AllianceBernstein to produce documents concerning, among other things, any market timing or late trading in its sponsored mutual funds. AllianceBernstein responded to the Information Requests and has been cooperating fully with the investigation.

        In April 2005, a complaint entitled THE ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA V. AIM ADVISORS, INC., ET AL. ("Wvag Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, and various other unaffiliated defendants. The WVAG COMPLAINT was filed in the Circuit Court of Marshall County, West Virginia by the Attorney General of the State of West Virginia. The WVAG COMPLAINT makes factual allegations generally similar to those in the HINDO COMPLAINT. In May 2005, defendants removed the WVAG COMPLAINT to the U.S. District Court for the Northern District of West Virginia. In July 2005, plaintiff moved to remand. In October 2005, the WVAG Complaint was transferred to the Mutual Fund MDL. In August 2005, the WV Securities Commissioner signed a "Summary Order to Cease and Desist, and Notice of Right to Hearing" addressed to AllianceBernstein and AllianceBernstein Holding. The Summary Order claims that AllianceBernstein and AllianceBernstein Holding violated the West Virginia Uniform Securities Act and makes factual allegations generally similar to those in the SEC Order and NYAG AoD. In January 2006, AllianceBernstein, AllianceBernstein Holding and various unaffiliated defendants filed a Petition for Writ of Prohibition and Order Suspending Proceedings in West Virginia state court seeking to vacate the Summary Order and for other relief.

        AXA Financial, AXA S.A. and AXA Equitable are named as defendants in the mutual fund shareholder complaint and the AllianceBernstein Holding unitholder derivative complaint. Claims have been asserted against all these companies that include both control person and direct liability. AXA Financial is named as a defendant in the mutual fund complaint and the ERISA complaint. As previously disclosed, AllianceBernstein recorded charges to income totaling $330 million during the second half of 2003 in connection with establishing the $250 million restitution fund and certain other matters. During 2005, AllianceBernstein paid $8 million related to market timing and has cumulatively paid $310 million related to these matters (excluding the WVAG COMPLAINT-related expenses).

        Revenue Sharing-Related Matters

        In June 2004, a purported class action complaint entitled AUCOIN, ET AL.
        V. ALLIANCE CAPITAL MANAGEMENT L.P., ET AL. ("AUCOIN COMPLAINT") was filed against AllianceBernstein, AllianceBernstein Holding, the General Partner, AXA Financial, AllianceBernstein Investments, Inc., a wholly-owned subsidiary of AllianceBernstein, certain current and former directors of the U.S. Funds, and unnamed Doe defendants. The AUCOIN COMPLAINT names the U.S. Funds as nominal defendants. The AUCOIN COMPLAINT was filed in the United States District Court for the Southern District of New York by an alleged shareholder of the AllianceBernstein Growth & Income Fund. The AUCOIN COMPLAINT alleges, among other things,
        (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from U.S. Fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The AUCOIN COMPLAINT asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts, an accounting of all U.S. Fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

        Since June 22, 2004, nine additional lawsuits making factual allegations substantially similar to those in the AUCOIN COMPLAINT were filed against AllianceBernstein and certain other defendants. All nine of the lawsuits (i) were brought as class actions filed in the United States District Court for the Southern District of New York, (ii) assert claims substantially identical to the Aucoin Complaint, and (iii) are brought on behalf of shareholders of U.S. Funds.

        In February 2005, plaintiffs filed a consolidated amended class action complaint (the "AUCOIN CONSOLIDATED AMENDED COMPLAINT") that asserts claims substantially similar to the AUCOIN COMPLAINT and the nine additional lawsuits referenced above. In October 2005, the District Court dismissed each of the claims set forth in the AUCOIN CONSOLIDATED AMENDED COMPLAINT, except for plaintiffs' claim under Section 36(b) of the Investment Company Act. In January 2006, the District Court granted defendants' motion for reconsideration and dismissed the remaining claim under Section 36(b) of the Investment Company Act. Plaintiffs have moved for leave to amend their consolidated complaint.

                       -----------------------------------

        Although the outcome of litigation generally cannot be predicted with certainty, management believes that, except as otherwise noted, the ultimate resolution of the litigations described above involving AXA Equitable and/or its subsidiaries should not have a material adverse effect on the consolidated financial position of the Company. Except as noted above, management cannot make an estimate of loss, if any, or predict whether or not any of such other litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

        In addition to the matters previously reported and those described above, AXA Equitable and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.

17)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable operating leases for 2006 and the four successive years are $160.6 million, $153.3 million, $145.1 million, $130.9 million, $126.4 million and $647.0 million thereafter. Minimum future sublease rental income on these noncancelable operating leases for 2006 and the four successive years is $5.4 million, $3.8 million, $3.1 million, $2.5 million, $2.5 million and $15.8 million thereafter.

        At December 31, 2005, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2006 and the four successive years is $104.1 million, $105.4 million, $113.8 million, $112.6 million, $112.6 million and $997.9 million thereafter.

        The Company has entered into capital leases for certain information technology equipment. Future minimum payments under noncancelable capital leases for 2006 and the four successive years are $0.5 million, $0.5 million, $0.3 million and $0.2 million.

18)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        AXA Equitable is restricted as to the amounts it may pay as dividends to AXA Financial. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent; pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit AXA Equitable to pay shareholder dividends not greater than $511.1 million during 2006. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2005, 2004 and 2003, the Insurance Group statutory net income totaled $780.4 million, $571.4 million and $549.4 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $6,241.7 million and $5,201.5 million at December 31, 2005 and 2004, respectively. In 2005, 2004 and 2003, respectively, AXA Equitable paid shareholder dividends of $500.0 million, $500.0 million and $400.0 million.

        At December 31, 2005, the Insurance Group, in accordance with various government and state regulations, had $27.5 million of securities deposited with such government or state agencies.

        At December 31, 2005 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of New York and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2005.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholder's equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured; (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in AllianceBernstein and AllianceBernstein Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and
        (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

        The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Net change in statutory surplus and
         capital stock....................................   $       779.6      $       196.8       $       43.4
       Change in AVR......................................           260.6              528.1              152.2
                                                            -----------------  -----------------   -----------------
       Net change in statutory surplus, capital stock
         and AVR..........................................         1,040.2              724.9              195.6
       Adjustments:

         Future policy benefits and policyholders'
           account balances...............................           (51.9)            (398.8)            (245.7)
         DAC..............................................           598.0              529.2              556.1
         Deferred income taxes............................           227.6              122.5               30.9
         Valuation of investments.........................            40.0               10.1               39.6
         Valuation of investment subsidiary...............        (1,278.3)            (460.3)            (321.6)
         Change in fair value of guaranteed minimum
            income benefit reinsurance contracts..........            42.6               61.0              (91.0)
         Shareholder dividends paid.......................           500.0              500.0              400.0
         Changes in non-admitted assets...................              .5              (74.7)             (35.1)
         Other, net.......................................           (75.8)             (98.9)              (2.1)
         GAAP adjustments for Wind-up Annuities...........            30.9               14.9               (2.3)
                                                            -----------------  -----------------   -----------------
       Net Earnings of the Insurance Group................   $     1,073.8      $       929.9       $      524.4
                                                            =================  =================   =================


                                                                                  DECEMBER 31,
                                                            ---------------------------------------------------------
                                                                  2005               2004                2003
                                                            -----------------  -----------------   ------------------
                                                                                 (IN MILLIONS)

       Statutory surplus and capital stock................   $     5,111.1      $     4,331.5       $    4,134.7
       AVR................................................         1,130.6              870.0              341.9
                                                            -----------------  -----------------   ------------------
       Statutory surplus, capital stock and AVR...........         6,241.7            5,201.5            4,476.6
       Adjustments:

         Future policy benefits and policyholders'
           account balances...............................        (1,934.0)          (1,882.1)          (1,483.3)
         DAC..............................................         7,557.3            6,813.9            6,290.4
         Deferred income taxes............................        (1,294.6)          (1,770.4)          (1,729.8)
         Valuation of investments.........................         1,281.6            2,237.6            2,196.3
         Valuation of investment subsidiary...............        (3,251.6)          (1,973.3)          (1,513.0)
         Fair value of guaranteed minimum income
            benefit reinsurance contracts.................           132.6               90.0               29.0
         Non-admitted assets..............................         1,056.0            1,055.5            1,130.2
         Issuance of surplus notes........................          (524.8)            (599.7)            (599.6)
         Other, net.......................................           258.3              147.9               77.7
         GAAP adjustments for Wind-up Annuities...........           (80.6)             (96.4)            (103.9)
                                                            -----------------  -----------------   ------------------
       Equity of the Insurance Group......................   $     9,441.9      $     9,224.5       $    8,770.6
                                                            =================  =================   ==================


19)     BUSINESS SEGMENT INFORMATION

        The Company's operations consist of Insurance and Investment Services segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

        The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual funds, and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Investment Services segment is principally comprised of the investment management business of AllianceBernstein. AllianceBernstein provides diversified investment management and related services globally to a broad range of clients including: (a) institutional clients, including pension funds, endowment funds and domestic and foreign financial institutions and governments, (b) private clients, including high net worth individuals, trusts and estates, charitable foundations and other entities, by means of separately managed accounts, hedge funds, mutual funds and other investment vehicles, (c) individual investors, principally through a broad line of mutual funds, and (d) institutional investors by means of in-depth research, portfolio strategy, trading and other services. This segment also includes institutional Separate Accounts principally managed by AllianceBernstein that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $123.7 million, $118.4 million and $103.0 million for 2005, 2004 and 2003, respectively, are included in total revenues of the Investment Services segment.

        The following tables reconcile segment revenues and earnings from continuing operations before income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                                  2005               2004               2003
                                                            -----------------  -----------------  ------------------
                                                                                 (IN MILLIONS)

       SEGMENT REVENUES:
       Insurance..........................................   $     5,771.2      $      5,447.7     $     4,734.4
       Investment Services................................         3,265.0             3,031.5           2,738.5
       Consolidation/elimination..........................           (84.7)              (82.8)            (70.4)
                                                            -----------------  -----------------  ------------------
       Total Revenues.....................................   $     8,951.5      $      8,396.4     $     7,402.5
                                                            =================  =================  ==================

       SEGMENT EARNINGS FROM CONTINUING OPERATIONS
          BEFORE INCOME TAXES AND MINORITY INTEREST:
       Insurance..........................................   $     1,120.8      $        946.3     $       631.6
       Investment Services................................           924.2               728.8             318.6
       Consolidation/elimination..........................              -                  (.9)               -
                                                            -----------------  -----------------  ------------------
       Total Earnings from Continuing Operations
          before Income Taxes and Minority Interest.......   $     2,045.0      $      1,674.2     $       950.2
                                                            =================  =================  ==================


                                                                                 DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  2005               2004               2003
                                                            -----------------  -----------------  ------------------
                                                                                 (IN MILLIONS)

       SEGMENT ASSETS:
       Insurance..........................................   $   118,803.7      $    110,141.1     $    98,822.1
       Investment Services................................        15,161.4            14,326.3          15,410.1
       Consolidation/elimination..........................             2.0                26.7              33.1
                                                            -----------------  -----------------  ------------------
       Total Assets.......................................   $   133,967.1      $    124,494.1     $   114,265.3
                                                            =================  =================  ==================

20)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 2005 and 2004 are summarized below:

                                                                    THREE MONTHS ENDED
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (IN MILLIONS)

       2005
       ----
       Total Revenues................   $     2,212.5      $     2,224.2       $    2,151.4         $    2,363.4
                                       =================  =================   ==================   ==================

       Earnings from Continuing
         Operations..................   $       265.1      $       278.5       $      281.6         $      233.4
                                       =================  =================   ==================   ==================

       Net Earnings..................   $       265.0      $       278.6       $      296.8         $      233.4
                                       =================  =================   ==================   ==================

       2004
       ----
       Total Revenues................   $     2,131.8      $     2,027.0       $    2,100.4         $    2,165.7
                                       =================  =================   ==================   ==================

       Earnings from
         Continuing Operations.......   $       227.4      $       269.3       $      204.6         $      192.5
                                       =================  =================   ==================   ==================

       Net Earnings..................   $       226.6      $       270.5       $      220.2         $      212.6
                                       =================  =================   ==================   ==================



21)     ACCOUNTING FOR SHARE-BASED COMPENSATION

        AXA Financial sponsors a stock incentive plan for employees of AXA Equitable. AllianceBernstein sponsors its own stock option plans for certain employees.

        In January 2001, certain employees exchanged AXA ADR options for tandem Stock Appreciation Rights and at-the-money AXA ADR options of equivalent intrinsic value. The maximum obligation for the Stock Appreciation Rights is $73.3 million, based upon the underlying price of AXA ADRs at January 2, 2001. The Company recorded an increase in the Stock Appreciation Rights liability of $31.2 million, $14.3 million and $12.0 million for 2005, 2004 and 2003, respectively, primarily reflecting the variable accounting for the Stock Appreciation Rights based on the change in the market value of AXA ADRs in 2005, 2004 and 2003. At December 31, 2005, the Stock Appreciation Rights liability was $50.9 million.

        The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Accordingly, no compensation expense for employee stock option awards is recognized in the consolidated statements of earnings for the years 2005, 2004, and 2003, respectively, as all are for a fixed number of shares and their exercise price equals the market value of the underlying shares on the date of grant. The following table illustrates the effect on net income had compensation expense for employee stock option awards been measured and recognized by AXA Financial Group under the fair-value-based method of SFAS No. 123.

                                                                  2005               2004                 2003
                                                            -----------------  -----------------   -------------------
                                                                                  (IN MILLIONS)

       Net income, as reported............................   $     1,073.8      $       929.9       $      524.4
       Less: total stock-based employee compensation
          expense determined under fair value method for
          all awards, net of income tax benefit...........           (23.2)             (21.4)             (35.8)
                                                            -----------------  -----------------   -------------------
       Pro Forma Net Earnings.............................   $     1,050.6      $       908.5       $      488.6
                                                            =================  =================   ===================

        For purpose of preparing the SFAS 123 pro-forma disclosures above, the Black-Scholes-Merton formula was used by the Company to estimate the fair values of the option awards. Shown below are the relevant input assumptions used to derive those values. For the 2005 awards of options to purchase AXA ordinary shares and AXA ADRs, implied volatilities were considered in determining the stock price volatility assumption and the expected dividend was calculated as a yield. With respect to the valuation of options to purchase AXA ADRs, these methodologies each constitute a change in accounting estimate. The assumptions applied in previous years primarily considered historical realized stock price volatility and defined the expected dividend as an annual amount. These changes are consistent with the fair value measurement objectives of SFAS Nos. 123 and 123(R) and, accordingly, will be applied prospectively in determining the fair values of employee stock options to be measured and accounted for in accordance with SFAS 123(R).

                                         AXA              AXA Financial            AllianceBernstein
                                     ----------- -----------------------------  ------------------------
                                        2005       2005       2004       2003     2005     2004   2003
                                     ----------- ---------- ---------- -------  -------- ------- -------

       Dividend yield..............     3.15%      3.01%      2.24%     2.48%     6.2%     3.5%   6.1%

       Expected volatility.........      25%        25%        43%       46%       31%      32%    32%

       Risk-free interest rate.....     3.09%      4.27%      2.86%     2.72%     3.7%     4.0%   3.0%

       Expected life in years......       5          5          5         5        3        5       5

       Weighted average fair
         value per option at
         grant date................     $4.30      $4.85      $6.94     $4.39     $7.04    $8.00  $5.96


        A summary of the activity in the option shares of AXA Financial and AllianceBernstein's option plans follows, including information about options outstanding and exercisable at December 31, 2005. In addition to the activity presented below, approximately 3.5 million options to purchase AXA ordinary shares were granted on March 29, 2005 under the Stock Option Plan at an exercise price of 20.87 euros. These awards have a contractual life of 10 years; none are exercisable at December 31, 2005.

                                                       AXA FINANCIAL                      ALLIANCEBERNSTEIN
                                             -----------------------------------   ---------------------------------
                                                                   WEIGHTED                            WEIGHTED
                                                                    AVERAGE                            AVERAGE
                                                  AXA ADRS         EXERCISE            UNITS           EXERCISE
                                               (IN MILLIONS)         PRICE         (IN MILLIONS)        PRICE
                                             ------------------ ----------------   --------------- -----------------

       Balance at January 1, 2003.......          35.3              $25.14              16.4           $34.92
         Granted........................           9.1              $12.60                .1           $35.01
         Exercised......................          (1.7)              $7.85              (1.2)          $17.26
         Forfeited......................          (1.8)             $25.16              (1.5)          $43.27
                                             ------------------                    ---------------

       Balance at December 31, 2003.....          40.9              $23.04              13.8           $35.55
         Granted........................           7.2              $20.66                .1           $33.00
         Exercised......................          (2.5)             $14.82              (2.5)          $18.43
         Forfeited......................          (1.6)             $23.74              (1.8)          $46.96
                                             ------------------                    ---------------

       Balance at December 31, 2004.....          44.0              $23.03               9.6           $37.82
         Granted........................           1.8              $26.77                -            $45.45
         Exercised......................          (5.7)             $15.58              (1.7)          $24.13
         Forfeited......................          (1.5)             $29.22               (.4)          $47.10
                                             ------------------                    ---------------

       Balance at December 31, 2005 ....          38.6              $24.06               7.5           $40.45
                                             ==================                    ===============

        (1)  The 2005 AllianceBernstein grants totalled 17,604 Units.

        Information about options outstanding and exercisable at December 31, 2005 follows:

                                            OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                              --------------------------------------------------   -------------------------------------
                                                   WEIGHTED
                                                    AVERAGE         WEIGHTED                               WEIGHTED
             RANGE OF              NUMBER          REMAINING        AVERAGE             NUMBER              AVERAGE
             EXERCISE           OUTSTANDING       CONTRACTUAL       EXERCISE          EXERCISABLE          EXERCISE
              PRICES           (IN MILLIONS)     LIFE (YEARS)        PRICE           (IN MILLIONS)           PRICE
       --------------------   ----------------- ---------------- ---------------   ------------------   ----------------

             AXA ADRs
       --------------------
         $ 6.33 - $ 8.97               .1               .61           $ 8.13               .1                $ 8.13
         $10.13 - $15.12              7.4              6.45           $12.67              4.3                $12.79
         $15.91 - $22.84             12.3              6.63           $19.62              8.0                $19.06
         $25.96 - $32.86             14.5              3.57           $30.16             12.1                $30.64
         $35.85                       4.3              3.43           $35.85              4.3                $35.85
                              -----------------                                    ------------------
         $  6.33 - $35.85            38.6              5.08           $24.06             28.8                $24.06
                              =================                                    ==================

         AllianceBernstein
           Holding Units
       --------------------
       $12.56 - $18.47                .6               1.59           $16.28               .6                $16.28
       $25.63 - $30.25               1.2               3.54           $28.61              1.2                $28.62
       $32.52 - $48.50               2.8               5.96           $39.62              2.0                $41.85
       $50.15 - $50.56               1.6               5.92           $50.25              1.3                $50.25
       $51.10 - $58.50               1.3               4.95           $53.77              1.3                $53.77
                              -----------------                                    ------------------
       $12.56 - $58.50               7.5               5.02           $40.45              6.4                $40.79
                              =================                                    ==================

        The Company's ownership interest in AllianceBernstein will continue to be reduced upon the exercise of unit options granted to certain AllianceBernstein employees. Options are exercisable over periods of up to ten years.

        In 1997, AllianceBernstein Holding established a long-term incentive compensation plan under which grants are made to key employees for terms established by AllianceBernstein Holding at the time of grant. These awards include options, restricted AllianceBernstein Holding units and phantom restricted AllianceBernstein Holding units, performance awards, other AllianceBernstein Holding unit based awards, or any combination thereof. At December 31, 2005, approximately 10.9 million AllianceBernstein Holding units of a maximum 41.0 million units were subject to options granted and 0.2 million AllianceBernstein Holding units were subject to awards made under this plan.

22)     RELATED PARTY TRANSACTIONS

        The Company reimburses AXA Financial for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to AXA Financial of the benefits provided which totaled $57.2 million and $55.0 million, respectively, for 2005 and 2004.

        The Company paid $695.0 million and $658.8 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2005 and 2004. The Company charged AXA Distribution's subsidiaries $324.4 million and $293.1 million, respectively, for their applicable share of operating expenses for 2005 and 2004, pursuant to the Agreements for Services.

        In September 2001, AXA Equitable loaned $400.0 million to AXA Insurance Holding Co. Ltd., a Japanese subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.

        Both AXA Equitable and AllianceBernstein, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements that include technology and professional development arrangements. Payments by AXA Equitable and AllianceBernstein to AXA under such agreements totaled approximately $32.8 million, $30.2 million and $16.7 million in 2005, 2004 and 2003, respectively.

        Payments by AXA and AXA affiliates to AXA Equitable under such agreements totaled $30.4 million, $38.9 million and $32.5 million in 2005, 2004 and 2003, respectively.

        In 2003, AXA Equitable entered into a reinsurance agreement with AXA Financial Reinsurance Company (Bermuda), LTD ("AXA Bermuda"), an indirect, wholly owned subsidiary of AXA Financial, to cede certain term insurance policies written after December 2002. AXA Equitable ceded $57.9 million, $28.6 million and $9.0 million of premiums and $26.3 million, $16.4 million and $2.8 million of reinsurance reserves to AXA Bermuda in 2005, 2004 and 2003, respectively.

        In 2004, as a result of AXA Financial's acquisition of MONY, the Company restructured certain operations to reduce expenses and recorded pre-tax provisions of $45.6 million related to severance and $33.0 million related to the write-off of capitalized software. During 2005 and 2004, total severance payments made to employees totaled $19.2 million and $5.0 million, respectively.

        In 2005, AXA Financial issued a note to AXA-Equitable in the amount of $325.0 million with an interest rate of 6.00% and a maturity date of December 1, 2035. Interest on this note is payable semi-annually.

        Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by AllianceBernstein described below:

                                                                  2005               2004               2003
                                                            -----------------  -----------------  ------------------
                                                                                 (IN MILLIONS)

       Investment advisory and services fees..............   $       729.3      $        746.6     $       748.2
       Distribution revenues..............................           397.8               447.3             436.0
       Shareholder servicing fees.........................            99.3               116.0             126.4
       Other revenues.....................................             8.0                 8.8              11.4
       Brokerage..........................................             2.4                 4.2               4.4

AXA Equitable Life Insurance Company

SUPPLEMENT DATED DECEMBER 11, 2006 TO THE VARIABLE ANNUITY PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION FOR EQUI-VEST(R) AT RETIREMENTSM DATED DECEMBER 11, 2006.

--------------------------------------------------------------------------------

This Supplement modifies certain information in the above-referenced Prospectus and Statement of Additional Information dated December 11, 2006 (the "Prospectus"). You should read this Supplement in conjunction with the Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged. The terms and section headings we use in this Supplement have the same meaning as in the Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in your prospectus.

Please note the following information:

A. The second table under "Fee table" is revised to read as follows:


SEPARATE ACCOUNT ANNUAL EXPENSES:
Mortality and expense risks              0.80%
Administrative                           0.30%
Distribution                             0.20%
                                         ----
Total annual separate account expenses   1.30%



                     AXA Equitable Life Insurance Company
                          1290 Avenue of the Americas
                               New York, NY 10104

Form Number 888-1410 (1/07)                        Catalog Number 137393 (1/07)
                                                                         x01449

                                     PART C

                                OTHER INFORMATION
                                -----------------

Item 24.   Financial Statements and Exhibits
           ----------------------------------

           (a)      Financial Statements included in Part B.


             1.  Separate Account A:
                 -------------------
                 - Statements of Assets and Liabilities for the Year Ended
                   December 31, 2005;
                 - Statements of Operations for the Year Ended December 31,
                   2005;
                 - Statements of Changes in Net Assets for the Years Ended
                   December 31, 2005 and 2004;
                 - Notes to Financial Statements;
                 - Report of Independent Registered Public Accounting Firm -
                   PricewaterhouseCoopers LLP

            2.   AXA Equitable Life Insurance Company:
                 -------------------------------------
                 - Report of Independent Registered Public Accounting Firm -
                   PricewaterhouseCoopers LLP;
                 - Consolidated Balance Sheets as of December 31, 2005 and 2004;
                 - Consolidated Statements of Earnings for Years Ended
                   December 31, 2005, 2004 and 2003;
                 - Consolidated Statements of Equity for Years Ended
                   December 31, 2005, 2004 and 2003;
                 - Consolidated Statements of Cash Flows for Years Ended
                   December 31, 2005, 2004 and 2003; and
                 - Notes to Consolidated Financial Statements.

            3.   AllianceBernstein L.P.:
                 -----------------------
                 - Report of Independent Registered Public Accounting Firm -
                   KPMG LLP
                 - Consolidated Statements of Financial Condition as of December
                   31, 2005 and 2004;
                 - Consolidated Statements of Income for the Years Ended
                   December 31, 2005, 2004 and 2003;
                 - Consolidated Statements of Changes in Partners' Capital and
                   Comprehensive Income for the Years Ended December 31, 2005, 2004 and 2003;
                 - Consolidated Statements of Cash Flows for the Years Ended
                   December 31, 2005, 2004 and 2003;
                 - Notes to Consolidated Financial Statements;
                 - Report on Management's Assessment of the Effectiveness of
                   Internal Control Over Financial Reporting as of December 31, 2005 and the Effectiveness of Internal Control Over Financial reporting as of December 31, 2005.

            4.   AllianceBernstein Holding L.P.:
                 -------------------------------
                 - Report of Independent Registered Public Accounting Firm -
                   KPMG LLP
                 - Statements of Financial Condition as of December 31, 2005 and
                   2004;
                 - Statements of Income for the Years Ended December 31, 2005,
                   2004 and 2003;
                 - Statements of Changes in Partners' Capital and Comprehensive
                   Income for the Years Ended December 31, 2005, 2004 and 2003;
                 - Statements of Cash Flows for the Years Ended December 31,
                   2005, 2004 and 2003;
                 - Notes to Financial Statements.
                 - Report on Management's Assessment of the Effectiveness of
                   Internal Control Over Financial Reporting as of December 31, 2005 and the Effectiveness of Internal Control Over Financial reporting as of December 31, 2005.

           (b)   Exhibits.
                 The following exhibits correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

            1.   (a)      Resolutions of the Board of Directors of The Equitable
                          Life Assurance Society of the United States
                          ("Equitable") authorizing the establishment of the Registrant, previously filed with Registration
                          Statement No. 2-30070 on October 27, 1987, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (b) Resolutions of the Board of Directors of Equitable dated October 16, 1986 authorizing the reorganization of Separate Accounts A, C, D, E, J and K into one continuing separate account, previously filed with Registration Statement No. 2-30070 on April 24,
                          1995, refiled electronically on July 10, 1998, and incorporated herein by reference.

            2.   Not applicable.

            3.   (a)      Sales Agreement among Equitable, Separate Account A
                          and Equitable Variable Life Insurance Company, as principal underwriter for the Hudson River Trust, previously filed with Registration Statement
                          No. 2-30070 on April 24, 1995, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (b) Sales Agreement, dated as of July 22, 1992, among Equitable, Separate Account A and Equitable Variable Life Insurance Company, as principal underwriter for the Hudson River Trust, previously filed with Registration Statement No. 2-30070 on April 26, 1993, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (c) Distribution and Servicing Agreement among Equico Securities, Inc. (now AXA Advisors LLC), Equitable and Equitable Variable Life Insurance Company, dated as of May 1, 1994, previously filed with Registration Statement No. 2-30070 on February 14, 1995, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (d) Distribution Agreement dated as of January 1, 1995 by and between The Hudson River Trust and Equico Securities, Inc. (now AXA Advisors LLC), previously filed with Registration Statement No. 2-30070 on April 24, 1995, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (e) Sales Agreement, dated as of January 1, 1995, by and among Equico Securities, Inc. (now AXA Advisors LLC), Equitable, Separate Account A, Separate Account No. 301 and Separate Account No. 51, previously filed with Registration Statement No. 2-30070 on April 24,
                          1995, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (f) Distribution Agreement for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries dated January 1, 2000, previously filed with Registration Statement File No. 2-30070 on April 25, 2001, and incorporated herein by reference.

                 (g) Distribution Agreement for services by AXA Network LLC and its subsidiaries to The Equitable Life Assurance Society of the United States dated January 1, 2000, previously filed with Registration Statement File No. 2-30070 on April 25, 2001, and incorporated herein by reference.

                 (h) General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, previously filed with Registration Statement No. 2-30070 on April 19, 2004, and incorporated herein by reference.

                 (i) First Amendment to General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, previously filed with Registration Statement No. 2-30070 on April 19, 2004, and incorporated herein by reference.

                 (j) Second Amendment to General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, previously filed with Registration Statement No. 2-30070 on
                          April 19, 2004, and incorporated herein by reference.

                 (k) (i) Form of Distribution Agreement dated as of January 1, 1998 among The Equitable Life Assurance Society of the United States (now AXA Equitable Life Insurance Company) for itself and as depositor on behalf of certain Separate Accounts, and Equitable Distributors, Inc. (now AXA Distributors, LLC), incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4 (File No. 333-05593), filed on May 1, 1998.

                 (k) (ii) Form of First Amendment (dated January 1, 2001) to
                          Distribution Agreement dated January 1, 1998, previously filed with Registration Statement No. 2-30070 on December 30, 2004, and incorporated herein by reference.

                 (l) Form of Brokerage General Agent Sales Agreement with Schedule and Amendment to Brokerage General Agent Sales Agreement among [Brokerage General Agent] and AXA Distributors, LLC, AXA Distributors Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC, and AXA Distributors Insurance Agency of Massachusetts, LLC, incorporated herein by reference to Exhibit No. 3.(i) to Registration Statement (File No. 333-05593) on Form N-4, filed on April 20, 2005.

                 (m) Form of Wholesale Broker-Dealer Supervisory and Sales Agreement among [Broker-Dealer] and AXA Distributors, LLC, incorporated herein by reference to Exhibit No. 3.(j) to Registration Statement (File No. 333-05593) on Form N-4, filed on April 20, 2005.

            4.   (a)      Form of flexible premium deferred fixed and variable
                          annuity contract No. 2006BASE-I-A, incorporated herein by reference to Exhibit 4.(e)(e)(e) to Registration
                          Statement File No. 333-05593 on Form N-4 filed on June
                          14, 2006.

                 (b) Form of flexible premium deferred fixed and variable annuity contract No. 2006BASE-I-B, incorporated herein by reference to Exhibit 4.(d)(d)(d) to Registration Statement File No. 333-05593 on Form N-4 filed on June 14, 2006.

                 (c) Form of Endorsement Applicable to Fixed Maturity Options (Form 2006FMOEQV).

            5.   (a)  Form of Deferred Variable Annuity Application for IRA and
                      NQ (Form No. 180-3005).

                 (b) Form of Deferred Variable Annuity Application for TSA (Form No. 180-3006).

            6.   (a)  Copy of the Restated Charter of Equitable, as amended
                      January 1, 1997, previously filed with Registration Statement on Form N-4 (File No. 2-30070) on April 28, 1997.

                 (b) Restated Charter of AXA Equitable, as amended December 6, 2004, incorporated herein by reference to Exhibit No. 3.2 to Form 10-K, (File No. 000-20501), filed on March 31, 2005.

                 (c) By-Laws of Equitable, as amended November 21, 1996, previously filed with Registration Statement on Form N-4 (File No. 2-30070) on April 28, 1997.

                 (d) By-Laws of AXA Equitable, as amended September 7, 2004, incorporated herein by reference to Exhibit No. 6.(c) to Registration Statement on Form N-4, (File No. 333-05593), filed on April 20, 2006.

            7. Form of Reinsurance Agreement between The Equitable Life Assurance Society of the United States and Reinsurance Company previously filed with Registration Statement on Form N-4 (File No. 2-30070) on April 25, 2001.

            8.   (a)  Form of Participation Agreement among EQ Advisors Trust,
                      Equitable, Equitable Distributors, Inc. and EQ Financial Consultants, Inc. (now AXA Advisors, LLC), incorporated herein by reference to the EQ Advisors Trust Registration Statement on Form N-1A (File Nos. 33-17217 and 811-07953), filed on August 28, 1997.

                 (b) Form of Participation Agreement among AXA Premier VIP Trust, Equitable Distributors, Inc., AXA Distributors, LLC., and AXA Advisors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) on December 5, 2001.

                 (c) Form of Participation Agreement among The Equitable Life Assurance Society of the United States, The Universal Institutional Funds, Inc. and Morgan Stanley Investment Management Inc., incorporated herein by reference to Exhibit No. 1-A(9)(d) to Registration Statement on Form S-6, File No. 333-17663, filed on October 8, 2002.

            9.   (a)     Opinion and Consent of Dodie Kent,Vice President and
                         Counsel of AXA Equitable Life Insurance Company as to the legality of the securities being registered.

            10.  (a)     Powers of Attorney incorporated herein by reference to
                         Exhibit 10(j) to Registration Statement File No.
                         333-05593 on Form N-4 filed on June 14, 2006; and to
                         Exhibit 10(i) to Registration Statement File No.
                         333-05593 on Form N-4 filed on April 20, 2006.

                 (c)(i)  Consent of PricewaterhouseCoopers LLP.

                 (c)(ii) Consent of KPMG LLP.

                 (d)     Powers of Attorney.

            11.  Not applicable.

            12.  Not applicable.

Item 25. Directors and Officers of AXA Equitable.


         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            -------------

DIRECTORS

Bruce W. Calvert                            Director
78 Pine Street, 2nd Floor
New Canaan, CT 06840

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

Charlynn Goins                              Director
New York Health and Hospitals Corporation
125 Worth Street
Suite 519
New York, NY 10013

Anthony J. Hamilton                         Director
AXA UK plc
5 Old Broad Street
London, England EC2N 1AD

Mary R. (Nina) Henderson                    Director
Henderson Advisory Consulting
425 East 86th Street
Apt 12-C
New York, NY 10028

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

W. Edwin Jarmain                            Director
Jarmain Group Inc.
77 King Street West
Toronto, M5K 1K2
Canada

Scott D. Miller                             Director
Six Sigma Academy
315 East Hopkins Avenue
Suite 401
Aspen, CO 81611

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            ---------

Joseph H. Moglia                            Director
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Lorie A. Slutsky                            Director
The New York Community Trust
909 Third Avenue
New York, NY 10022

Ezra Suleiman                               Director
Princeton University
Corwin Hall
Princeton, NJ 08544

Peter J. Tobin                              Director
1 Briarwood Lane
Denville, NJ 07834


OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer
                                            and Director

*Stanley B. Tulin                           Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and AXA Group Deputy
                                            Chief Information Officer

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Senior Vice President,
                                            Chief Investment Officer
                                            and Treasurer

*Stuart L. Faust                            Senior Vice President and
                                            Deputy General Counsel

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

*Jennifer Blevins                           Executive Vice President

*Mary Beth Farrell                          Executive Vice President

*Robert S. Jones, Jr.                       Executive Vice President

*Richard S. Dziadzio                        Executive Vice President

Barbara Goodstein                           Executive Vice President

Andrew McMahon                              Executive Vice President

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor

*James D. Goodwin                           Senior Vice President and Deputy
                                            Chief Investment Officer

*Edward J. Hayes                            Senior Vice President

*Kevin E. Murray                            Executive Vice President and
                                            Chief Information Officer

*Anthony C. Pasquale                        Senior Vice President

*Karen Field Hazin                          Vice President, Secretary and
                                            Associate General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Naomi J. Weinstein                         Vice President

*Charles A. Marino                          Senior Vice President and Chief
                                            Actuary

James A. Shepherdson                        Executive Vice President

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.


         Separate Account No. A of AXA Equitable Life Insurance Company (the "Separate Account") is a separate account of AXA Equitable. AXA Equitable, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company"), a publicly traded company.


         AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

         AXA's Abbreviated AXA Organizational Chart and the AXA Organizational Chart are incorporated by reference to Exhibit 26. to Registration Statement (File No. 333-05593) on Form N-4, filed April 20, 2006.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
        AS OF 12/31/05



                                                                                           State of        State of
                                                                              Type of     Incorp. or      Principal       Federal
                                                                             Subsidiary    Domicile       Operation      Tax ID #
                                                                             ----------    --------       ---------      ---------

                                                                                        --------------------------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                       DE              NY        13-3623351
------------------------------------------------------------------------------------------------------------------------------------
     Frontier Trust Company, FSB  (Note 7)                                                    ND              ND        45-0373941
     ------------------------------------------------------------------------           --------------------------------------------
     MONY Agricultural Investment Advisers, Inc.                             Operating        DE              CO        75-2961816
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Capital Management, Inc.                                           Operating        DE              NY        13-4194065
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Asset Management, Inc.                                             Operating        DE              NY        13-4194080
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Holdings, LLC                                                         HCO           DE              NY        13-3976138
     -------------------------------------------------------------------------------------------------------------------------------
        See Attached Listing C
     -------------------------------------------------------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)                                                   DE              NY        52-2197822
     -------------------------------------------------------------------------------------------------------------------------------
        AXA Financial (Bermuda) Ltd.                                         Insurance      Bermuda        Bermuda      14-1903564
        ----------------------------------------------------------------------------------------------------------------------------
        AXA Distribution Holding Corporation  (Note 2)                                        DE              NY        13-4078005
        ----------------------------------------------------------------------------------------------------------------------------
           AXA Advisors, LLC     (Note 5)                                                     DE              NY        13-4071393
           -------------------------------------------------------------------------------------------------------------------------
           AXA Network, LLC     (Note 6)                                     Operating        DE              NY        06-1555494
           -------------------------------------------------------------------------------------------------------------------------
              AXA Network of Alabama, LLC                                    Operating        AL              AL        06-1562392
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network of Connecticut, Maine and New York, LLC            Operating        DE              NY        13-4085852
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network Insurance Agency of Massachusetts, LLC             Operating        MA              MA        04-3491734
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network of Nevada, Inc.                                    Operating        NV              NV        13-3389068
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network of Puerto Rico, Inc.                               Operating       P.R.            P.R.       66-0577477
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network Insurance Agency of Texas, Inc.                    Operating        TX              TX        75-2529724
        ----------------------------------------------------------------------------------------------------------------------------
        AXA Equitable Life Insurance Company (Note 2 & 9) *                  Insurance        NY              NY        13-5570651
        ----------------------------------------------------------------------------------------------------------------------------
           AXA Life and Annuity Company * (Note 10)                          Insurance        CO              CO        13-3198083
           -------------------------------------------------------------------------------------------------------------------------
           Equitable Deal Flow Fund, L.P.                                    Investment       DE              NY        13-3385076
           -------------------------------------------------------------------------------------------------------------------------
              Equitable Managed Assets, L.P.                                 Investment       DE              NY        13-3385080
           -------------------------------------------------------------------------------------------------------------------------
           Real Estate Partnership Equities (various)                        Investment       **                             -
           -------------------------------------------------------------------------------------------------------------------------
           Equitable Holdings, LLC  (Notes 3 & 4)                               HCO           NY              NY        22-2766036
           -------------------------------------------------------------------------------------------------------------------------
              See Attached Listing A
           -------------------------------------------------------------------------------------------------------------------------
           ACMC, Inc.     (Note 4)                                              HCO           DE              NY        13-2677213
           -------------------------------------------------------------------------------------------------------------------------
           Wil-Gro, Inc                                                      Investment       PA              PA        23-2702404
           -------------------------------------------------------------------------------------------------------------------------
           STCS, Inc.                                                        Investment       DE              NY        13-3761592
           -------------------------------------------------------------------------------------------------------------------------
           EVSA, Inc.                                                        Investment       DE              PA        23-2671508
           -------------------------------------------------------------------------------------------------------------------------


                                                                                          Parent's
                                                                              Number of  Percent of
                                                                               Shares    Ownership          Comments
                                                                                Owned    or Control (e.g., Basis of Control)
                                                                                -----    ---------- ------------------------

AXA Financial, Inc.  (Notes 1 & 2)   **
-----------------------------------------------------------------------------
     Frontier Trust Company, FSB  (Note 7)                                         1,000    100.00%
     ------------------------------------------------------------------------
     MONY Agricultural Investment Advisers, Inc.                                            100.00%
     ------------------------------------------------------------------------
     MONY Capital Management, Inc.                                                          100.00%
     ------------------------------------------------------------------------
     MONY Asset Management, Inc.                                                            100.00%
     ------------------------------------------------------------------------
     MONY Holdings, LLC                                                                     100.00%
     ------------------------------------------------------------------------
        See Attached Listing C
     ------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)                                            -    100.00%
     ------------------------------------------------------------------------
        AXA Financial (Bermuda) Ltd.                                             250,000    100.00%
        ---------------------------------------------------------------------
        AXA Distribution Holding Corporation  (Note 2)                             1,000    100.00%
        ---------------------------------------------------------------------
           AXA Advisors, LLC     (Note 5)                                              -    100.00%
           ------------------------------------------------------------------
           AXA Network, LLC     (Note 6)                                               -    100.00%
           ------------------------------------------------------------------
              AXA Network of Alabama, LLC                                              -    100.00%
              ---------------------------------------------------------------
              AXA Network of Connecticut, Maine and New York, LLC                      -    100.00%
              ---------------------------------------------------------------
              AXA Network Insurance Agency of Massachusetts, LLC                       -    100.00%
              ---------------------------------------------------------------
              AXA Network of Nevada, Inc.                                                   100.00%
              ---------------------------------------------------------------
              AXA Network of Puerto Rico, Inc.                                              100.00%
              ---------------------------------------------------------------
              AXA Network Insurance Agency of Texas, Inc.                          1,050    100.00%
        ---------------------------------------------------------------------
        AXA Equitable Life Insurance Company (Note 2 & 9) *                    2,000,000    100.00%   NAIC # 62944
        ---------------------------------------------------------------------
           AXA Life and Annuity Company * (Note 10)                            1,000,000    100.00%   NAIC # 62880
           ------------------------------------------------------------------
           Equitable Deal Flow Fund, L.P.                                              -          -   G.P & L.P.
           ------------------------------------------------------------------
              Equitable Managed Assets, L.P.                                           -          -   G.P.
           ------------------------------------------------------------------
           Real Estate Partnership Equities (various)                                  -          -   **
           ------------------------------------------------------------------
           Equitable Holdings, LLC  (Notes 3 & 4)                                      -    100.00%
           ------------------------------------------------------------------
              See Attached Listing A
           ------------------------------------------------------------------
           ACMC, Inc.     (Note 4)                                             5,000,000    100.00%
           ------------------------------------------------------------------
           Wil-Gro, Inc                                                            1,000    100.00%
           ------------------------------------------------------------------
           STCS, Inc.                                                              1,000    100.00%
           ------------------------------------------------------------------
           EVSA, Inc.                                                                 50    100.00%
           ------------------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------

*   Affiliated Insurer

** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.

*** All subsidiaries are corporations, except as otherwise noted.

    1. The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

    2. Effective Sept. 20, 1999, AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.

          Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial, Inc.
          Effective May 1, 2002, AXA Client Solutions, LLC changed its name to AXA Financial Services, LLC.
          Effective June 1, 2002, AXA Financial, Inc. transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial Services, LLC.

    3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

    4. In October 1999, Alliance Capital Management Holding L.P. ("Alliance Holding") reorganized by transferring its business and assets to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital").

        As of December 21, 2005, AXF and its subsidiaries owned 61.08% of the issued and outstanding units of limited partnership interest in Alliance Capital (the "Alliance Capital Units"), as follows:

              AXF held directly 32,699,454 Alliance Capital Units (12.66%), AXA Equitable Life directly owned 8,165,204 Alliance Capital
                Units (3.16%),
              ACMC, Inc. owned 66,220,822 Alliance Capital Units (25.65%), and ECMC, LLC owned 40,880,637 Alliance Capital Units (15.84%).

          Alliance Capital Management Corporation also owns a 1% general partnership interest in Alliance Capital.

        In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.28% each), representing assignments of beneficial ownership of limited partnership interests in Alliance Holding (the "Alliance Holding Units"). Alliance Capital Management Corp. owns 100,000 units of general partnership interest (0.04%), in Alliance Holding. Alliance Holding Units are publicly traded on the New York Stock exchange.

        On December 21, 2004, AXF contributed 4,389,192 (1.70%)Alliance Capital Units to MONY Life and 1,225,000 (.47%)Alliance Capital Units to MLOA.

    5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

    6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively. Effective February 1, 2002, Equitable Distributors Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc. Effective February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA Distributors Insurance Agency of Massachusetts, LLC.

    7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

    8. Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.
    9. Effective September 2004, The Equitable Life Assurance Society of the United States changed its name to AXA Equitable Life Insurance Company.
    10. Effective September 2004, The Equitable of Colorado changed its name to AXA Life and Annuity Company.
    11. Effective February 18, 2005, MONY Realty Capital, Inc. was sold to MMA.
    12. Effective May 26, 2005, Matrix Capital Markets Group was sold.
    13. Effective May 26, 2005, Matrix Private Equities was sold.
    14. Effective December 2, 2005, Advest Group was sold to Merrill Lynch.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------

Dissolved  - On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to
               Credit Suisse Group.
           - 100 Federal Street Funding Corporation was dissolved
               August 31, 1998.
           - 100 Federal Street Realty Corporation was dissolved
               December 20, 2001.
           - CCMI Corp. was dissolved on October 7, 1999.
           - ELAS Realty, Inc. was dissolved January 29, 2002.
           - EML Associates, L.P. was dissolved March 27, 2001.
           - EQ Services, Inc. was dissolved May 11, 2001.
           - Equitable BJVS, Inc. was dissolved October 3, 1999.
           - Equitable Capital Management Corp. became ECMC, LLC on
               November 30, 1999.
           - Equitable JV Holding Corp. was dissolved on June 1, 2002.F142
           - Equitable JVS II, Inc. was dissolved December 4, 1996
           - Equitable Underwriting & Sales Agency (Bahamas) Ltd. was dissolved on December 31, 2000.
           - EREIM LP Associates (L.P.) was dissolved March 27, 2001.
           - EREIM Managers Corporation was dissolved March 27, 2001.
           - EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001
           - EVLICO, Inc. was dissolved in 1999.
           - Franconom, Inc. was dissolved on December 4, 2000.
           - GP/EQ Southwest, Inc. was dissolved October 21, 1997
           - HVM Corp. was dissolved on Feb. 16, 1999.
           - ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
           - Prime Property Funding, Inc. was dissolved in Feb. 1999.
           - Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
           - Six-Pac G.P., Inc. was dissolved July 12,1999
           - Paramount Planners, LLC., a direct subsidiary of AXA Distribution Holding Corporation, was dissolved on December 5, 2003
           - Equitable Rowes Wharf, Inc. was dissolved October 12, 2004
           - ECLL Inc. was dissolved July 15, 2003
           - MONY Realty Partners, Inc. was dissolved February 2005

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING A - EQUITABLE HOLDINGS, LLC
-----------------------------------


                                                                                            State of        State of
                                                                               Type of     Incorp. or      Principal       Federal
                                                                              Subsidiary    Domicile       Operation      Tax ID #
                                                                              ----------    --------       ---------      ---------

AXA Financial, Inc.
------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)
     -------------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
        ----------------------------------------------------------------------
           Equitable Holdings, LLC
           -------------------------------------------------------------------------------------------------------------------------
              ELAS Securities Acquisition Corporation                         Operating        DE              NY        13-3049038
              ----------------------------------------------------------------------------------------------------------------------
              Equitable Casualty Insurance Company *                          Operating        VT              VT        06-1166226
              ----------------------------------------------------------------------------------------------------------------------
              ECMC, LLC   (See Note 4 on Page 2)                              Operating        DE              NY        13-3266813
              ----------------------------------------------------------------------------------------------------------------------
                 Equitable Capital Private Income & Equity
                   Partnership II, L.P.                                       Investment       DE              NY        13-3544879
              ----------------------------------------------------------------------------------------------------------------------
              Alliance Capital Management Corporation (See Note 4 on Page 2)  Operating        DE              NY        13-3633538
              ----------------------------------------------------------------------------------------------------------------------
                See Attached Listing B
              ----------------------------------------------------------------------------------------------------------------------
              Equitable JVS, Inc.                                             Investment       DE              GA        58-1812697
              ----------------------------------------------------------------------------------------------------------------------
                 Astor Times Square Corp.                                     Investment       NY              NY        13-3593699
                 -------------------------------------------------------------------------------------------------------------------
                 Astor/Broadway Acquisition Corp.                             Investment       NY              NY        13-3593692
                 -------------------------------------------------------------------------------------------------------------------
                 PC Landmark, Inc.                                            Investment       TX              TX        75-2338215
                 -------------------------------------------------------------------------------------------------------------------
                 EJSVS, Inc.                                                  Investment       DE              NJ        58-2169594
              ----------------------------------------------------------------------------------------------------------------------
              AXA Distributors, LLC                                           Operating        DE              NY        52-2233674
              ----------------------------------------------------------------------------------------------------------------------
                 AXA  Distributors Insurance Agency of Alabama, LLC           Operating        DE              AL        52-2255113
                 -------------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency, LLC                       Operating        DE          CT, ME,NY     06-1579051
                 -------------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency of Massachusetts, LLC      Operating        MA              MA        04-3567096
                 -------------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency of Texas, Inc.             Operating        TX              TX        74-3006330
              ----------------------------------------------------------------------------------------------------------------------
              J.M.R. Realty Services, Inc.                                    Operating        DE              NY        13-3813232
              ----------------------------------------------------------------------------------------------------------------------
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)   Operating        DE              NJ        22-3492811
              ----------------------------------------------------------------------------------------------------------------------


                                                                                          Parent's
                                                                               Number of  Percent of
                                                                                Shares    Ownership          Comments
                                                                                 Owned    or Control (e.g., Basis of Control)
                                                                                 -----    ---------- ------------------------

AXA Financial, Inc.
------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)
     -------------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
        ----------------------------------------------------------------------
           Equitable Holdings, LLC
           -------------------------------------------------------------------
              ELAS Securities Acquisition Corporation                                 500    100.00%
              ----------------------------------------------------------------
              Equitable Casualty Insurance Company *                                1,000    100.00%
              ----------------------------------------------------------------
              ECMC, LLC   (See Note 4 on Page 2)                                        -    100.00%
              ----------------------------------------------------------------
                 Equitable Capital Private Income & Equity                                             ECMC is G.P.
                   Partnership II, L.P.                                                 -          -   ("Deal Flow Fund II")
              ----------------------------------------------------------------
              Alliance Capital Management Corporation (See Note 4 on Page 2)          100    100.00%
              ----------------------------------------------------------------
                See Attached Listing B
              ----------------------------------------------------------------
              Equitable JVS, Inc.                                                   1,000    100.00%
              ----------------------------------------------------------------
                 Astor Times Square Corp.                                             100    100.00%
                 -------------------------------------------------------------
                 Astor/Broadway Acquisition Corp.                                     100    100.00% G.P. of Astor Acquisition. L.P.
                 -------------------------------------------------------------
                 PC Landmark, Inc.                                                  1,000    100.00%
                 -------------------------------------------------------------
                 EJSVS, Inc.                                                        1,000    100.00%
              ----------------------------------------------------------------
              AXA Distributors, LLC                                                     -    100.00%
              ----------------------------------------------------------------
                 AXA Distributors Insurance Agency of Alabama, LLC                      -    100.00%
                 -------------------------------------------------------------
                 AXA Distributors Insurance Agency, LLC                                 -    100.00%
                 -------------------------------------------------------------
                 AXA Distributors Insurance Agency of Massachusetts, LLC                -    100.00%
                 -------------------------------------------------------------
                 AXA Distributors Insurance Agency of Texas, Inc.                   1,000    100.00%
              ----------------------------------------------------------------
              J.M.R. Realty Services, Inc.                                          1,000    100.00%
              ----------------------------------------------------------------
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)           100    100.00%
              ----------------------------------------------------------------

*   Affiliated Insurer

        Equitable Investment Corp merged into Equitable Holdings, LLC on
          November 30, 1999.
        Equitable Capital Management Corp. became ECMC, LLC on
          November 30, 1999.
        Effective March 15, 2000, Equisource of New York, Inc. and its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Holding Corp.
        Effective January 1, 2002, Equitable Distributors, Inc. merged into AXA
          Distributors, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------

LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.
---------------------------------------------


                                                                                              State of        State of
                                                                                 Type of     Incorp. or      Principal     Federal
                                                                                Subsidiary    Domicile       Operation    Tax ID #
                                                                                ----------    --------       ---------    ---------
AXA Financial, Inc.
--------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)
     ---------------------------------------------------------------------------
        AXA Equitable Life Insurance Company
        ------------------------------------------------------------------------
           Equitable Holdings, LLC
           ---------------------------------------------------------------------
              Alliance Capital Management Corporation
              ----------------------------------------------------------------------------------------------------------------------
                 Alliance Capital Management Holding L.P.(See Note 4 on Page 2) Operating        DE              NY
                 -------------------------------------------------------------------------------------------------------------------
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)       Operating        DE              NY      13-3434400
                 -------------------------------------------------------------------------------------------------------------------
                    Cursitor Alliance LLC                                          HCO           DE              MA      22-3424339
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Management LLC                                HCO           DE              NY
                    ----------------------------------------------------------------------------------------------------------------
                       Sanford C. Bernstein & Co., LLC                          Operating        DE              NY
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Management Corp. of Delaware                  HCO           DE              NY      13-2778645
                    ----------------------------------------------------------------------------------------------------------------
                       ACAM Trust Company Private Ltd.                          Operating       India          India          -
                       -------------------------------------------------------------------------------------------------------------
                       ACM International (Argentina) SRL                        Operating     Argentina      Argentina        -
                       -------------------------------------------------------------------------------------------------------------
                       ACM International (France) SAS                           Operating      France          France         -
                       -------------------------------------------------------------------------------------------------------------
                       ACM Software Services Ltd.                               Operating        DE              NY      13-3910857
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Barra Research Institute, Inc.                  Operating        DE              NY      13-3548918
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Asset Management (Japan) Ltd            Operating       Japan          Japan          -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Australia Limited                       Operating       Aust.          Aust.          -
                       -------------------------------------------------------------------------------------------------------------
                                Far Eastern Alliance Asset Management           Operating      Taiwan          Taiwan         -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Global Derivatives Corp.                Operating        DE              NY      13-3626546
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Latin America Ltd.                      Operating      Brazil          Brazil         -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Limited                                 Operating       U.K.            U.K.          -
                       -------------------------------------------------------------------------------------------------------------
                                ACM Bernstein GmbH                              Operating      Gemany         Germany         -
                                ----------------------------------------------------------------------------------------------------
                                Alliance Capital Services Ltd.                  Operating       U.K.            U.K.          -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital (Luxembourg) S.A.                       Operating       Lux.            Lux.          -
                       -------------------------------------------------------------------------------------------------------------
                                ACM New-Alliance (Luxemberg) S.A.               Operating       Lux.            Lux.          -
                                ----------------------------------------------------------------------------------------------------
                                ACM Bernstein International (Deutchland) GmbH   Operating      Germany        Germany         -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management (Asia) Ltd.                  Operating        DE          Singapore   13-3752293
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management Australia Limited            Operating       Aust.          Aust.          -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management Canada, Inc.                 Operating        DE            Canada    13-3630460
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management New Zealand Limited          Operating       N.Z.            N.Z.          -
                       -------------------------------------------------------------------------------------------------------------


                                                                                              Parent's
                                                                                 Number of  Percent of
                                                                                  Shares    Ownership          Comments
                                                                                   Owned    or Control (e.g., Basis of Control)
                                                                                   -----    ---------- ------------------------
AXA Financial, Inc.
--------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)
     ---------------------------------------------------------------------------
        AXA Equitable Life Insurance Company
        ------------------------------------------------------------------------
           Equitable Holdings, LLC
           ---------------------------------------------------------------------
              Alliance Capital Management Corporation                                                  owns 1% GP interest in Alli-
                                                                                                       ance Capital Management L.P.
                                                                                                       and 100,000 GP units in
                                                                                                       Alliance Capital Management
                                                                                                       Holding L.P.
              ------------------------------------------------------------------
                 Alliance Capital Management Holding L.P.(See Note 4 on Page 2)                      -
                 ---------------------------------------------------------------
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)
                 ---------------------------------------------------------------
                    Cursitor Alliance LLC                                                      100.00%
                    ------------------------------------------------------------
                    Alliance Capital Management LLC                                            100.00%
                    ------------------------------------------------------------
                       Sanford C. Bernstein & Co., LLC                                         100.00%
                    ------------------------------------------------------------
                    Alliance Capital Management Corp. of Delaware                        10    100.00%
                    ------------------------------------------------------------
                       ACAM Trust Company Private Ltd.                                         100.00%
                       ---------------------------------------------------------
                       ACM International (Argentina) SRL                                       100.00% Alliance Capital Oceanic
                                                                                                       Corp. owns 1%
                       ---------------------------------------------------------
                       ACM International (France) SAS                                          100.00%
                       ---------------------------------------------------------
                       ACM Software Services Ltd.                                              100.00%
                       ---------------------------------------------------------
                       Alliance Barra Research Institute, Inc.                        1,000    100.00%
                       ---------------------------------------------------------
                       Alliance Capital Asset Management (Japan) Ltd                           100.00%
                       ---------------------------------------------------------
                       Alliance Capital Australia Limited                                      100.00%
                       ---------------------------------------------------------
                                Far Eastern Alliance Asset Management                           20.00% 3rd parties = 80%
                       ---------------------------------------------------------
                       Alliance Capital Global Derivatives Corp.                      1,000    100.00%
                       ---------------------------------------------------------
                       Alliance Capital Latin America Ltd.                                      99.00% Alliance Capital Oceanic
                                                                                                       Corp. owns 1%
                       ---------------------------------------------------------
                       Alliance Capital Limited                                     250,000    100.00%
                       ---------------------------------------------------------
                                ACM Bernstein GmbH                                             100.00%
                                ------------------------------------------------
                                Alliance Capital Services Ltd.                        1,000    100.00%
                       ---------------------------------------------------------
                       Alliance Capital (Luxembourg) S.A.                             3,999     99.98% Alliance Cap. Oceanic Corp.
                                                                                                       owns 0.025%
                       ---------------------------------------------------------
                                ACM New-Alliance (Luxemberg) S.A.                                1.00% New Alliance Asset Management
                                                                                                       (Asia) Ltd owns 99.%
                                ------------------------------------------------
                                ACM Bernstein International (Deutchland) GmbH                  100.00% New Alliance Asset Management
                                                                                                       (Asia) Ltd owns 99.%
                       ---------------------------------------------------------
                       Alliance Capital Management (Asia) Ltd.                                 100.00%
                       ---------------------------------------------------------
                       Alliance Capital Management Australia Limited                            50.00% 3rd parties = 50%
                       ---------------------------------------------------------
                       Alliance Capital Management Canada, Inc.                      18,750    100.00%
                       ---------------------------------------------------------
                       Alliance Capital Management New Zealand Limited                          50.00% 3rd parties = 50%
                       ---------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.
---------------------------------------------


                                                                                            State of        State of
                                                                               Type of     Incorp. or      Principal       Federal
                                                                              Subsidiary    Domicile       Operation      Tax ID #
                                                                              ----------    --------       ---------      ---------
AXA Financial, Inc.
------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)
     -------------------------------------------------------------------------
        AXA Equitable Life Insurance Company
        ----------------------------------------------------------------------
           Equitable Holdings, LLC
           -------------------------------------------------------------------
              Alliance Capital Management Corporation
              ----------------------------------------------------------------
                 Alliance Capital Management L.P.
                 -------------------------------------------------------------
                    Alliance Capital Management Corp. of Delaware (Cont'd)
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management (Proprietary) Ltd.         Operating     So Africa      So Africa          -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management (Singapore) Ltd.           Operating     Singapore      Singapore          -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital (Mauritius) Private Ltd.              Operating     Mauritius      Mauritius          -
                       -------------------------------------------------------------------------------------------------------------
                                Alliance Capital Asset Management (India)
                                  Private Ltd.                                Operating       India          India            -
                                ----------------------------------------------------------------------------------------
                                AllianceBernstein Invest. Res. & Manag.
                                  (India) Pvt.                                Operating       India          India            -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Oceanic Corp.                         Operating        DE              NY        13-3441277
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Real Estate, Inc.                     Operating        DE              NY        13-3441277
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Corporate Finance Group Inc.                  Operating        DE              NY        52-1671668
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Eastern Europe, Inc.                          Operating        DE              NY        13-3802178
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Investment Research and
                         Management, Inc. (Alliance Fund Distributors, Inc.)  Operating        DE              NY        13-3191825
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Global Investor Services, Inc.                Operating        DE              NJ        13-3211780
                       -------------------------------------------------------------------------------------------------------------
                       New Alliance Asset Management (Asia) Ltd               Operating       H.K.            H.K.            -
                       -------------------------------------------------------------------------------------------------------------
                                Alliance Capital Taiwan Limited               Operating      Taiwan          Taiwan           -
                                ----------------------------------------------------------------------------------------------------
                                ACM New-Alliance (Luxembourg) S.A.            Operating       Lux.            Lux.            -
                       -------------------------------------------------------------------------------------------------------------
                       Meiji - Alliance Capital Corp.                         Operating        DE              NY        13-3613617
                       -------------------------------------------------------------------------------------------------------------
                       Sanford C. Bernstein Ltd.                              Operating       U.K.            U.K.            -
                       -------------------------------------------------------------------------------------------------------------
                                Sanford C. Bernstein (CREST Nominees) Ltd.    Operating       U.K.            U.K.            -
                       -------------------------------------------------------------------------------------------------------------
                       Whittingdale Holdings Ltd.                             Operating       U.K.            U.K.            -
                       -------------------------------------------------------------------------------------------------------------
                                ACM Investments Ltd.                          Operating       U.K.            U.K.            -
                                ----------------------------------------------------------------------------------------------------
                                Alliance Capital Whittingdale Ltd.            Operating       U.K.            U.K.            -
                                ----------------------------------------------------------------------------------------------------
                                Cursitor Holdings Ltd.                        Operating       U.K.            U.K.            -
                                ----------------------------------------------------------------------------------------------------


                                                                                          Parent's
                                                                              Number of  Percent of
                                                                               Shares    Ownership          Comments
                                                                                Owned    or Control (e.g., Basis of Control)
                                                                                -----    ---------- ------------------------

AXA Financial, Inc.
------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)
     -------------------------------------------------------------------------
        AXA Equitable Life Insurance Company
        ----------------------------------------------------------------------
           Equitable Holdings, LLC
           -------------------------------------------------------------------
              Alliance Capital Management Corporation
              ----------------------------------------------------------------
                 Alliance Capital Management L.P.
                 -------------------------------------------------------------
                    Alliance Capital Management Corp. of Delaware (Cont'd)
                    ----------------------------------------------------------
                       Alliance Capital Management (Proprietary) Ltd.                        80.00% 3rd parties = 20%
                       -------------------------------------------------------
                       Alliance Capital Management (Singapore) Ltd.                         100.00%
                       -------------------------------------------------------
                       Alliance Capital (Mauritius) Private Ltd.                            100.00%
                       -------------------------------------------------------
                                Alliance Capital Asset Management (India)
                                  Private Ltd.                                               75.00% 3rd parties = 25%
                                ----------------------------------------------
                                AllianceBernstein Invest. Res. & Manag.
                                  (India) Pvt.                                              100.00%
                       -------------------------------------------------------
                       Alliance Capital Oceanic Corp.                              1,000    100.00% inactive
                       -------------------------------------------------------
                       Alliance Capital Real Estate, Inc.                                   100.00% inactive
                       -------------------------------------------------------
                       Alliance Corporate Finance Group Inc.                       1,000    100.00%
                       -------------------------------------------------------
                       Alliance Eastern Europe, Inc.                                        100.00%
                       -------------------------------------------------------
                       AllianceBernstein Investment Research and
                         Management, Inc. (Alliance Fund Distributors, Inc.)         100          1
                       -------------------------------------------------------
                       Alliance Global Investor Services, Inc.                       100    100.00% formerly, Alliance Fund
                                                                                                      Services, Inc.
                       -------------------------------------------------------
                       New Alliance Asset Management (Asia) Ltd                              50.00% 3rd parties = 50%
                       -------------------------------------------------------
                                Alliance Capital Taiwan Limited                              99.00% Others owns 1%
                                ----------------------------------------------
                                ACM New-Alliance (Luxembourg) S.A.                           99.00% ACM Global Investor Svcs owns 1%
                       -------------------------------------------------------
                       Meiji - Alliance Capital Corp.                             50,000     50.00% Meiji Mutual Life owns 50%
                       -------------------------------------------------------
                       Sanford C. Bernstein Ltd.                                            100.00%
                       -------------------------------------------------------
                                Sanford C. Bernstein (CREST Nominees) Ltd.                  100.00%
                       -------------------------------------------------------
                       Whittingdale Holdings Ltd.                                           100.00%
                       -------------------------------------------------------
                                ACM Investments Ltd.                                        100.00%
                                ----------------------------------------------
                                Alliance Capital Whittingdale Ltd.                          100.00%
                                ----------------------------------------------
                                Cursitor Holdings Ltd.                                      100.00%
                                ----------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING C - MONY
----------------


                                                                                            State of        State of
                                                                               Type of     Incorp. or      Principal       Federal
                                                                              Subsidiary    Domicile       Operation      Tax ID #
                                                                              ----------    --------       ---------      ---------
AXA Financial, Inc.
------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)
     -------------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Agricultural Investment Advisers, Inc.                              Operating        DE              CO        75-2961816
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Capital Management, Inc.                                            Operating        DE              NY        13-4194065
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Asset Management, Inc.                                              Operating        DE              NY        13-4194080
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Holdings, LLC                                                          HCO           DE              NY        13-3976138
     -------------------------------------------------------------------------------------------------------------------------------
        MONY Life Insurance Company *                                         Insurance        NY              NY        13-1632487
        ----------------------------------------------------------------------------------------------------------------------------
           MONY International Holdings, LLC                                      HCO           DE              NY        13-3790446
           -------------------------------------------------------------------------------------------------------------------------
              MONY International Life Insurance Co. Seguros de Vida S.A.      Insurance     Argentina      Argentina     98-0157781
              ----------------------------------------------------------------------------------------------------------------------
              MONY Financial Resources of the Americas Limited                   HCO         Jamaica        Jamaica
              ----------------------------------------------------------------------------------------------------------------------
              MONY Bank & Trust Company of the Americas, Ltd.                 Operating  Cayman Islands  Cayman Islands  98-0152047
              ----------------------------------------------------------------------------------------------------------------------
                 MONY Consultoria e Corretagem de Seguros Ltda.               Operating      Brazil          Brazil
                 -------------------------------------------------------------------------------------------------------------------
                 MONY Life Insurance Company of the Americas, Ltd.            Insurance  Cayman Islands  Cayman Islands  98-0152046
           -------------------------------------------------------------------------------------------------------------------------
           MONY Life Insurance Company of America                             Insurance        AZ              NY        86-0222062
           -------------------------------------------------------------------------------------------------------------------------
           Sagamore Financial, LLC                                               HCO           OH              OH        31-1296919
           -------------------------------------------------------------------------------------------------------------------------
              U.S. Financial Life Insurance Company *                         Insurance        OH              OH        38-2046096
           -------------------------------------------------------------------------------------------------------------------------
           MONY Financial Services, Inc.                                         HCO           DE              NY        11-3722370
           -------------------------------------------------------------------------------------------------------------------------
              Financial Marketing Agency, Inc.                                Operating        OH              OH        31-1465146
              ----------------------------------------------------------------------------------------------------------------------
              MONY Brokerage, Inc.                                            Operating        DE              PA        22-3015130
              ----------------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of Ohio, Inc.                           Operating        OH              OH        31-1562855
                 -------------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of Alabama, Inc.                        Operating        AL              AL        62-1699522
                 -------------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of Texas, Inc.                          Operating        TX              TX        74-2861481
                 -------------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of Massachusetts, Inc.                  Operating        MA              MA        06-1496443
                 -------------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of Washington, Inc.                     Operating        WA              WA        91-1940542
                 -------------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of New Mexico, Inc.                     Operating        NM              NM        62-1705422
              ----------------------------------------------------------------------------------------------------------------------
              1740 Ventures, Inc.                                             Operating        NY              NY        13-2848244
              ----------------------------------------------------------------------------------------------------------------------
              Enterprise Capital Management, Inc.                             Operating        GA              GA        58-1660289
              ----------------------------------------------------------------------------------------------------------------------
                 Enterprise Fund Distributors, Inc.                           Operating        DE              GA        22-1990598
              ----------------------------------------------------------------------------------------------------------------------
              MONY Assets Corp.                                                  HCO           NY              NY        13-2662263
              ----------------------------------------------------------------------------------------------------------------------
                 MONY Benefits Management Corp.                               Operating        DE              NY        13-3363383
                 -------------------------------------------------------------------------------------------------------------------
                 MONY Benefits Service Corp.                                  Operating        DE              NY        13-4194349
              ----------------------------------------------------------------------------------------------------------------------
              1740 Advisers, Inc.                                             Operating        NY              NY        13-2645490
              ----------------------------------------------------------------------------------------------------------------------
              MONY Securities Corporation                                     Operating        NY              NY        13-2645488
              ----------------------------------------------------------------------------------------------------------------------
                 Trusted Insurance Advisers General Agency Corp.              Operating        MN              NY        41-1941465
                 -------------------------------------------------------------------------------------------------------------------
                 Trusted Investment Advisers Corp.                            Operating        MN              NY        41-1941464
                 -------------------------------------------------------------------------------------------------------------------


                                                                                             Parent's
                                                                              Number of  Percent of
                                                                               Shares    Ownership          Comments
                                                                                Owned    or Control (e.g., Basis of Control)
                                                                                -----    ---------- ------------------------
AXA Financial, Inc.
------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)
     -------------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
     -------------------------------------------------------------------------
     MONY Agricultural Investment Advisers, Inc.                                            100.00%
     -------------------------------------------------------------------------
     MONY Capital Management, Inc.                                                          100.00%
     -------------------------------------------------------------------------
     MONY Asset Management, Inc.                                                            100.00%
     -------------------------------------------------------------------------
     MONY Holdings, LLC                                                                     100.00%
     -------------------------------------------------------------------------
        MONY Life Insurance Company *                                                       100.00%
        ----------------------------------------------------------------------
           MONY International Holdings, LLC                                                 100.00%
           -------------------------------------------------------------------
              MONY International Life Insurance Co. Seguros de Vida S.A.                    100.00%
              ----------------------------------------------------------------
              MONY Financial Resources of the Americas Limited                               99.00%
              ----------------------------------------------------------------
              MONY Bank & Trust Company of the Americas, Ltd.                               100.00%
              ----------------------------------------------------------------
                 MONY Consultoria e Corretagem de Seguros Ltda.                              99.00%
                 -------------------------------------------------------------
                 MONY Life Insurance Company of the Americas, Ltd.                          100.00%
           -------------------------------------------------------------------
           MONY Life Insurance Company of America                                           100.00%
           -------------------------------------------------------------------
           Sagamore Financial, LLC                                             1,993,940    100.00%
           -------------------------------------------------------------------
              U.S. Financial Life Insurance Company *                            405,000    100.00%
           -------------------------------------------------------------------
           MONY Financial Services, Inc.                                           1,000    100.00%
           -------------------------------------------------------------------
              Financial Marketing Agency, Inc.                                        99     99.00%
              ----------------------------------------------------------------
              MONY Brokerage, Inc.                                                 1,500    100.00%
              ----------------------------------------------------------------
                 MBI Insurance Agency of Ohio, Inc.                                    5    100.00%
                 -------------------------------------------------------------
                 MBI Insurance Agency of Alabama, Inc.                                 1    100.00%
                 -------------------------------------------------------------
                 MBI Insurance Agency of Texas, Inc.                                  10    100.00%
                 -------------------------------------------------------------
                 MBI Insurance Agency of Massachusetts, Inc.                           5    100.00%
                 -------------------------------------------------------------
                 MBI Insurance Agency of Washington, Inc.                              1    100.00%
                 -------------------------------------------------------------
                 MBI Insurance Agency of New Mexico, Inc.                              1    100.00%
              ----------------------------------------------------------------
              1740 Ventures, Inc.                                                  1,000    100.00%
              ----------------------------------------------------------------
              Enterprise Capital Management, Inc.                                    500    100.00%
              ----------------------------------------------------------------
                 Enterprise Fund Distributors, Inc.                                1,000    100.00%
              ----------------------------------------------------------------
              MONY Assets Corp.                                                  200,000    100.00%
              ----------------------------------------------------------------
                 MONY Benefits Management Corp.                                    9,000     90.00%
                 -------------------------------------------------------------
                 MONY Benefits Service Corp.                                       2,500     90.00%
              ----------------------------------------------------------------
              1740 Advisers, Inc.                                                 14,600    100.00%
              ----------------------------------------------------------------
              MONY Securities Corporation                                          7,550    100.00%
              ----------------------------------------------------------------
                 Trusted Insurance Advisers General Agency Corp.                   1,000    100.00%
                 -------------------------------------------------------------
                 Trusted Investment Advisers Corp.                                     1    100.00%
                 -------------------------------------------------------------

  - As of February 18, 2005, MONY Realty Capital, Inc. was sold to MMA.

  - As of February 2005, MONY Realty Parnters, Inc. was dissolved

  - MONY Financial Resources of the Americas Limited, is 99% owned by MONY International Holdings, LLCand an individual holds one share of it stock for Jamaican regulatory reasons.

  - MONY Financial Resources of the Americas Limited, is 99% owned by MONY International Holdings, LLCand an individual holds one share of it stock for Brazilian regulatory reasons.

  - Enterprise Accumulation Trust was merged into EQAT on July 9, 2004

  - MONY Series Funds, Inc. was merged into EQAT on July 9, 2004

Item 27.   Number of Contractowners

           As of the date of this filing, the Registrant has not commenced sales of the EQUI-VEST At Retirement contracts under this Registration Statement.



Item 28.   Indemnification

           (a)  Indemnification of Directors and Officers

                The By-Laws of AXA Equitable Life Insurance Company("AXA Equitable") provide, in Article VII, as follows:

                   7.4  Indemnification of Directors, Officers and Employees.

                    (a) To the extent permitted by the law of the State of
                        New York and subject to all applicable requirements thereof:

                         (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

                         (ii) any person made or threatened to be made a party
                              to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

                        (iii) the related expenses of any such person in any
                              of said categories may be advanced by the Company.

                    (b) To the extent permitted by the law of the State of New
                        York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

           The directors and officers of AXA Equitable are insured under policies issued by Lloyd's of London, X.L. Insurance Company, Arch Insurance Company, Endurance Insurance Company, U.S. Specialty Insurance, Starr Excess Liability International and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

           (b) Indemnification of Principal Underwriters

           To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Advisors, LLC has undertaken to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Advisors, LLC.

           (c) Undertaking

           Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriters

           (a) AXA Advisors, LLC, an affiliate of AXA Equitable, MONY Life Insurance Company and MONY Life Insurance Company of America, is a principal underwriter for Separate Accounts 49 and FP of AXA Equitable, EQ Advisors Trust and AXA Premier VIP Trust, and of MONY Variable Account A, MONY Variable Account L, MONY America Variable Account A and MONY America Variable Account L. In addition, AXA Advisors is a principal underwriter for AXA Equitable's Separate Accounts 45, 301 and I, and MONY's Variable Account S, MONY America Variable Account S, and Keynote Series Account. The principal business address of AXA Advisors, LLC is 1290 Avenue of the Americas, NY, NY 10104.

           (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC.


NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA ADVISORS LLC)
----------------                      --------------------------------------
*Harvey E. Blitz                      Assistant Vice President and Director

*Robert S. Jones, Jr.                 Chairman of the Board and Director

*Ned Dane                             President and Director

*Richard Dziadzio                     Director

*Barbara Goodstein                    Director

*James A. Shepherdson                 Director

*Mark Wutt                            Executive Vice President

*Anthony F. Recine                    Chief Compliance Officer - Investment
                                      Advisory Activities

 Edward J. Hayes                      Executive Vice President
 200 Plaza Drive
 Secaucus, NJ  07096

 Stephen T. Burnthall                 Senior Vice President
 6435 Shiloh Road
 Suite A
 Alpharetta, GA  30005

 James Goodwin                        Senior Vice President
 333 Thornall Street
 Edison, NJ 08837

 Jeffrey Green                        Senior Vice President
 4251 Crums Mill Road
 Harrisburg, PA 17112

*Kevin R. Byrne                       Senior Vice President and Treasurer

*Jill Cooley                          Chief Risk Officer and Director

*David Cerza                          First Vice President

*Donna M. Dazzo                       First Vice President

*Amy Franceschini                     First Vice  President

*Peter Mastrantuono                   First Vice President

*Raymond T. Barry                     Vice President

*Michael Brzozowski                   Vice President

*Claire A. Comerford                  Vice President

*Mark D. Godofsky                     Senior Vice President and Controller

*Janet Friedman                       Vice President

*Stuart Abrams                        Senior Vice President and General Counsel

*Patricia Roy                         Vice President and Chief Compliance
                                      Officer - Broker-Dealer Activities

*Linda J. Galasso                     Assistant Secretary

*Francesca Divone                     Secretary

*Maurya Keating                       Vice President and Counsel

*Gary Gordon                          Vice President

 Gisela Jackson                       Vice President
 4251 Crums Mill Road
 Harrisburg, PA 17112

*Frank Massa                          Vice President

*Carolann Matthews                    Vice President

*Jose Montenegro                      Vice President

 Edna Russo                           Vice President
 333 Thornall Street
 Edison, NJ 08837

*Michael Ryniker                      Vice President

*Frank Acierno                        Assistant Vice President

*Ruth Shorter                         Assistant Vice President

*Richard Morin                        Assistant Vice President

*Irina Gyula                          Assistant Vice President


         (c) The information under "Distribution of the Contracts" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 30.        Location of Accounts and Records

                The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by AXA Equitable at 1290 Avenue of the Americans, New York, NY 10104 and 135 West 50th St., New York, NY 10020, and the 135 West 50th Street, New York, NY 10020, and 200 Plaza Drive, Secaucus, NJ 07096.


Item 31.        Management Services

                Not applicable.

Item 32.        Undertakings

                The Registrant hereby undertakes:

                (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

                (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

                (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                AXA Equitable hereby represents that the fees and charges deducted under the contracts described in this Registration Statement, in the aggregate, in such case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the respective contracts. AXA Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for AXA Equitable to earn a profit, the degree to which the contract includes innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectuses contained herein, or any variations therein, based on supplements, endorsements, data pages, or riders to any contract, or prospectus, or otherwise.

                The Registrant hereby represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code. Registrant further represents that it complies with the provisions of paragraphs (1) - (4) of that letter.

                The Registrant hereby further represents that it is relying upon Rule 6c-7 of the Investment Company Act of 1940 (the "1940 Act") in claiming an exemption from certain provisions of Sections 22(e) and 27 of the 1940 Act for registered separate accounts offering variable annuity contracts to participants in the Texas Optional Retirement Program. Further, AXA Equitable has or will comply with Rule 6c-7(a)-(d) of the 1940 Act with respect to Texas Optional Retirement Program participants.

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on the 6th day of December, 2006.


                                          SEPARATE ACCOUNT A OF
                                          AXA EQUITABLE LIFE INSURANCE COMPANY
                                          (Registrant)

                                          By:    AXA Equitable Life Insurance
                                                 Company


                                          By:  /s/ Dodie Kent
                                               -------------------------
                                                   Dodie Kent
                                                   Vice President and Counsel

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 6th day of December, 2006.




                                           AXA EQUITABLE LIFE INSURANCE COMPANY
                                                      (Depositor)


                                           By: /s/ Dodie Kent
                                              ---------------------------------
                                              Dodie Kent
                                              Vice President and Counsel
                                              AXA Equitable Life Insurance
                                              Company



         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron                    Chairman of the Board, President,
                                           Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Stanley B. Tulin                          Vice Chairman of the Board
                                           Chief Financial Officer and Director

PRINCIPAL ACCOUNTING OFFICER:

*Alvin H. Fenichel                         Senior Vice President and Controller


*DIRECTORS:

Bruce W. Calvert                Anthony J. Hamilton         Joseph H. Moglia
Christopher M. Condron          Mary R. (Nina) Henderson    Lorie A. Slutsky
Henri de Castries               James F. Higgins            Ezra Suleiman
Denis Duverne                   W. Edwin Jarmain            Peter J. Tobin
Charlynn Goins                  Scott D. Miller             Stanley B. Tulin




*By: /s/ Dodie Kent
     ------------------------
         Dodie Kent
         Attorney-in-Fact

December 6, 2006

                                  EXHIBIT INDEX
                                  --------------


EXHIBIT NO.                                                          TAG VALUE
-----------                                                          ---------

4(c)            Form of Endorsement Applicable to Fixed              EX-99.4c
                Maturity Options (Form 2006FMOEQV)

5(a)            Form of Deferred Variable Annuity Application        EX-99.5a
                for IRA and NQ (Form No. 180-3005)

5(b)            Form of Deferred Variable Annuity Application        EX-99.5b
                for TSA (Form No. 180-3006)

9(a)            Opinion and Consent of Counsel                       EX-99.9a

10(c)(i)        Consent of PricewaterhouseCoopers LLP                EX-99.10ci

10(c)(ii)       Consent of KPMG LLP                                  EX-99.10cii

10(d)           Powers of Attorney                                   EX-99.10d